Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on September 23, 2022.

This amended draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MAPLEBEAR INC.

(Exact name of Registrant as specified in its charter)

Delaware	7389	46-0723335
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

50 Beale Street, Suite 600

San Francisco, California 94105

(888) 246-7822

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Fidji Simo

Chief Executive Officer

Maplebear Inc.

50 Beale Street, Suite 600

San Francisco, California 94105

(888) 246-7822

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jon Avina Rachel Proffitt Jonie Kondracki Milson Yu Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000	Morgan Fong Bradley Libuit Hyun Jee Son Maplebear Inc. 50 Beale Street, Suite 600 San Francisco, California 94105 (888) 246-7822	Ian D. Schuman Stelios G. Saffos Brittany D. Ruiz Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                    , 2022.

                                  Shares

Maplebear Inc.

Common Stock

This is an initial public offering of shares of common stock of Maplebear Inc. We are offering                  shares of common stock and the selling stockholders identified in this prospectus are offering an additional                  shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price for our common stock will be between $                 and $                 per share. We intend to apply to list our common stock on the Nasdaq Global Select Market under the symbol “                .”

See the section titled “Risk Factors” beginning on page 25 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1) See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

The underwriters have the option for a period of 30 days to purchase up to an additional                  shares of common stock from us at the initial public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2022.

Goldman Sachs & Co. LLC	J.P. Morgan

BofA Securities	Barclays	Citigroup

Baird	JMP Securities A CITIZENS COMPANY	LionTree	Oppenheimer & Co.	Piper Sandler	SoFi	Stifel

Prospectus dated                 , 2022.

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The leading grocery technology partner to 900+ retail banners[1] that represent more than 80%[2] of the U.S. grocery market

[1] As of the quarter ended June 30, 2022. Includes retail banner partners in the U.S. and Canada.
[2] In 2021. CSG.

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Vision

Build the technology that powers every grocery transaction

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At a glance

$ B
GTV[1]

M
Orders[1]

B
Gross Profit[1]

M
Adjusted EBITDA[2]

WAVY

+
Retail Banners[3]

%
of the U.S. grocery market[4]

+
Brands[3]

+
Stores[3]

[1] In .
[2] In , GAAP net income for the same period was $ million. See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Non-GAAP Metrics" for a reconciliation of Adjusted EBITDA to net income.
[3] As of .
[4] In 2021. CSG.

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Through and including              (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we, the selling stockholders, nor any of the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders, and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations, and future growth prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit the use of or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

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GLOSSARY

Active brand partner. An active brand partner is a company or brand that has used one or more Instacart Ads offerings in the three calendar months prior to the period-end indicated.

Advertising investment rate. Advertising investment rate is advertising and other revenue divided by GTV.

Average order value. An average order value is total GTV in any given period divided by total orders in any given period.

Brand partner. A brand partner is a company or brand that sells consumer goods and uses one or more Instacart Ads offerings.

Basket. A basket consists of all items ordered for delivery to, or pickup by, a customer from a single retailer.

Batch. A batch is a combination of one or more orders offered to, and accepted by, a shopper to ultimately be delivered to, or picked up by, one or more customers.

Consumer. A consumer refers to an individual who purchases groceries or other goods, not necessarily from Instacart.

CPG brand (or brand). A CPG, or consumer packaged goods, brand is an identifying name of a specific product or group of products owned by a company that sells consumer packaged goods.

Customer. A customer is an individual or entity who places an order on Instacart.

Fulfillment options. Fulfillment options include delivery (at a variety of speeds), pickup, and in-store.

Gross transaction value (or GTV). GTV is the value of the products sold based on prices shown on Instacart, applicable taxes, deposits and other local fees, and customer tips, which go directly to shoppers, and customer fees, which include flat membership fees related to Instacart+ that are charged monthly or annually.

Instacart Marketplace. Instacart Marketplace connects retailers, customers, brands, and shoppers through our mobile app and website to place an order for delivery or pickup.

Instacart Enterprise Platform. Instacart Enterprise Platform provides retailers with a suite of enterprise-grade technologies that span eCommerce, fulfillment, in-store, ads, and insights.

Instacart Ads. Instacart Ads is our brand-focused advertising solution that connects brands of all sizes to customers while they are online grocery shopping across Instacart Marketplace and retailers’ owned and operated online storefronts.

Location. Location refers to a physical store of a retail banner.

Monthly active orderer. A monthly active orderer is a customer who places at least one order on Instacart during the calendar month indicated. We identify an individual customer account by a unique email address. If a customer had accounts under two different email addresses and such customer completed orders using both accounts during the measurement period, such customer’s activity would be counted as two separate customers.

North America. North America refers to the United States and Canada.

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Order. An order is a completed customer transaction to purchase goods for delivery or pickup from a single retailer on Instacart, including those placed through Instacart Marketplace or placed on a retailer’s owned and operated online storefront powered by Instacart Enterprise Platform.

Retailer. A retailer is a parent company that owns and operates one or more physical or virtual stores under one or more retail banners that sell physical goods to consumers.

Retail banner. A retail banner is a unique brand name of one retail store or a chain of retail stores owned by a retailer. A retailer may operate under one or more retail banners.

Retail partner. A retail partner is a retailer that partners with Instacart either through Instacart Marketplace or Instacart Enterprise Platform.

Shopper. A shopper is an individual who fulfills an order on a customer’s behalf. The vast majority of shoppers are full-service shoppers, who are independent contractors that pick and deliver orders. The remaining shoppers are in-store shoppers, who are Instacart employees and only engage in in-store duties, including picking orders, and do not engage in any delivery services. Unless otherwise noted, the term “shopper” refers to a full-service shopper in this prospectus. We identify a shopper account by a unique email address validated against personally identifiable information.

SKU. A SKU, or stock keeping unit, is a product inventory code number that uniquely identifies each product in a retailer store to help with reliable inventory tracking.

Store. A store refers to a physical or virtual store of a retail banner.

Unaided brand awareness. Unaided brand awareness is the percentage of participants in our quarterly blind online survey of                U.S. adults who list Instacart, without being prompted with our brand name, when asked the open-ended question, “Which stores or services come to mind when you think of ordering groceries online (for delivery or pickup)?”

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A LETTER FROM FIDJI

The first time I truly understood the power of Instacart’s mission, I was standing in the aisle of a grocery store.

The CEO of a major grocery retailer had invited me to visit one of his stores to get a better sense of what made them unique. I was expecting to learn more about the retailer’s logistics and day-to-day operations — and I did. But what I wasn’t expecting was to also get a masterclass in the care and craft that make the grocery industry so special.

As we walked the floor that day, I saw the CEO greet associates by name and welcome customers at the front door with a smile. I saw him make sure everyone found what they were looking for. And he proudly explained the complexity, hard work, and attention to detail that goes into each cut of meat and perfectly red apple.

The experience reminded me of my own childhood growing up as the daughter, granddaughter, and great-granddaughter of fishermen who also took enormous pride in feeding their community. My own career has carried me from my fishing village all the way to Silicon Valley, and I never lost my appreciation for the dedicated people who nourish the world.

Working in technology, I also know first-hand the edge it can offer — and at Instacart, we want to give that edge to grocers. Our vision is to build the technology that powers every single grocery transaction — working with the retailers that consumers know and love to invent the future of grocery together. And right now, that’s more important than ever.

As I write this, the grocery industry is in the middle of a massive digital transformation. Grocery is the largest retail category and represents a $1.1 trillion industry in the United States alone. But only 9.5% of grocery sales are made online today.1 As even more people shop online, online penetration is predicted to triple in the next five years.2

This shift is being driven, in large part, by consumer expectations that have grown more diverse and complex. We might be able to wait a couple of hours for our weekly shop but need popcorn in 20 minutes for an impromptu family movie night. Sometimes we want to buy groceries on our phones and sometimes in the store. And we want grocers to understand our tastes and preferences and offer us a seamless, personalized experience everywhere.

With the business of grocery changing so quickly, many retailers need a trusted partner to help them navigate this digital transformation so that they can drive success both online and in-store and serve their customers better — in all of the ways they choose to shop. It’s especially important because their competitors — from established tech giants to new startup disruptors — are trying to lure customers away from traditional grocers. If the neighborhood grocer who has been serving a community for decades can’t find an edge, they may not be able to keep up.

That’s where we come in.

Instacart is a grocery technology company. Thanks to the investments we have made over the last 10 years, we now deliver the best consumer online grocery experience anywhere. Consumers can search for products they love and discover new ones based on their tastes and preferences, build deeper relationships with their favorite retailers, and get what they need delivered to them when they need it. But we also put our technology and consumer expertise in the hands of our retail partners. Retailers understand that we invest more in technology custom-built for online grocery than any single grocer could — and that by partnering with Instacart, they can have the same technology edge as tech giants and startups, while also being able to focus on everything else it takes to run a successful business.

[1]	Incisiv.
[2]	McKinsey, The next horizon for grocery e-commerce: Beyond the pandemic bump.

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Today, Instacart partners with more than 900 national, regional, and local retail banners across more than 75,0003 stores that represent more than 80% of the U.S. grocery industry.4 Millions of households depend on us and our partners for their grocery needs.5 We power tens of billions of dollars in annual sales for retailers,6 which makes Instacart the leading grocery technology company in North America.7 Our GTV, representing the online sales we power for all of our retail partners, grew at a compound annual rate of 109% between 2018 and 2021, compared to 57% for the overall online grocery market and 1% for offline grocery.8 This means that by partnering with us, grocers can grow faster than the market and gain a competitive advantage.

By combining the power of our technology and fulfillment capabilities with the expertise of retailers, we can help the national, regional, and local retailers that people already know and trust offer their customers an even better experience.

Instacart is building all the services retailers need to invent the future of grocery and transform the consumer experience, including:

•

the most powerful eCommerce tools custom-built for online grocery — from product discovery, to personalization, to merchandising, to different payment models. All of this is available across Instacart Marketplace, where consumers can shop from their favorite retailers through our app or website, and Instacart Enterprise Platform, which allows retailers to use our technology to power their own websites, apps, and retail operations.

•

the full range of fulfillment options that allow consumers to get an order in minutes, hours, or the next day — enabled by our best-in-class picking technology and community of dedicated shoppers who treat every order like their own, or by fulfillment centers that help retailers give consumers what they want, when they want it.

•

in-store technologies, with connected hardware like smart carts or counters, that enhance the brick-and-mortar experience, where more than 90% of shopping takes place, and help retailers invent the store of the future.

•

advertising that helps customers find new products and opportunities to save, opens up new revenue streams for retailers, and helps CPG brands reach customers at the point of purchase and within hours of delivery and consumption.

•	data, insights, and analytical tools that help retailers optimize operations, reduce costs, and make the best decisions.

This transformation will play out over decades, which is why we’re making investments with a long-term focus. Every decision we make as a company stems from a fundamental belief that, in order to succeed, we need to work together across the entire grocery industry — supporting retailers and brand partners, giving consumers an experience they can’t find anywhere else, and creating flexible earnings opportunities for shoppers.

We are in the business of growing our partners’ businesses, which is reflected in one of our company’s core values: “Grow the pie.” In a world where success too often comes at the expense of someone else, we believe that there is more than enough to go around — and that, by working together with our retail partners, we can create more opportunity for our constituents.

When I was walking through the aisles of that store, what struck me most was the fact that grocers aren’t just doing a job or running a company. In many cases, they’re supporting families, neighborhoods, and entire communities — just like they have for generations.

At Instacart, we’re only beginning to understand how technology can transform the largest retail category in the world. What we do know is that the future of grocery should belong to the people who make it special today — and we can help them continue to innovate.

We hope you’ll join our table.

Fidji.

[3]	As of .
[4]	In 2021. CSG.
[5]	As of .
[6]	For the year ended December 31, 2021.
[7]	Based on total grocery sales in 2021.
[8]	Incisiv.

v

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” “our company,” and “Instacart” refer to Maplebear Inc. and its consolidated subsidiaries.

Overview

Instacart is powering the future of grocery through technology. We partner with retailers to help them successfully navigate the digital transformation of their businesses.

Instacart was founded in 2012 to bring the grocery industry online and help make grocery shopping effortless. We started by understanding what consumers want and then built enterprise-grade technology that allows retailers to meet those needs. We want to enable any retailer, large or small, to drive success both online and in-store and serve their customers better in all of the ways they choose to shop. Today, more than 900 national, regional, and local retail banners9 that collectively represent more than 80% of the U.S. grocery market partner with Instacart.10 We have helped our retail partners grow faster than the market. Our GTV, representing the online sales we power for all of our retail partners, grew at a compound annual growth rate, or CAGR, of 109% between 2018 and 2021, compared to 57% for the overall online grocery market and 1% for offline grocery.11 In 2021, we generated approximately $25 billion of GTV, which makes Instacart the leading grocery technology company in North America.12

Instacart invented a new model for online grocery shopping by giving consumers on-demand delivery from the stores they know and trust. We help our retail partners reach over                    monthly active orderers who spend approximately $            per month on average.13 Retailers reach customers through both Instacart Marketplace, where customers can shop from their favorite retailers through our app or website, and retailers’ owned and operated online storefronts that are powered by Instacart Enterprise Platform, our end-to-end technology solution encompassing eCommerce, fulfillment, in-store, ads, and insights.

When shopping for groceries, consumers want selection, quality, value, and convenience, and they shop in many different ways. Instacart started as a way for households to conveniently manage their weekly grocery shopping, a recurring and high order value consumer use case. Today, customers can place orders for delivery or pickup across a variety of use cases including the weekly shop, bulk stock-up, convenience, and special occasions. Customers can select the fulfillment option and speed that best serve their needs. For example, a busy parent may prefer the reliability of having their family’s groceries delivered every Sunday, but if they need a few items in the middle of the week, they can trust Instacart to be there to deliver the items they need with priority delivery (60 minutes) or quick convenience (as fast as 30 minutes). Each order is shopped for and delivered with care by one of our hundreds of thousands of shoppers who value the flexible earnings opportunities that Instacart provides.14

[9]	As of .
[10]	In 2021. CSG.
[11]	Incisiv.
[12]	Based on total grocery sales in 2021.
[13]	Monthly active orderers for the month ended . Average monthly spend for the ended .
[14]	As of .

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As consumers and retailers move online, we have built Instacart Ads, which offers CPG brands a new way to reach customers at the point of purchase and within hours of delivery and consumption. Today, more than 5,500 brands are using Instacart Ads and are now more easily discoverable as customers fill their digital carts.15 Instacart Ads offers brands a highly measurable ads offering that leverages first-party transaction data to move products off retail shelves more efficiently.

The Future of Grocery

We believe the future of grocery is about helping consumers find products they love from retailers they trust, no matter where they are or how they choose to shop. Grocery is the largest category in all of retail, with an annual spend of approximately $1.1 trillion in the United States in 2021.16 Despite the size of the market, grocery has historically been significantly slower to move online compared to other consumer categories. In 2021, only 9.5% of U.S. grocery shopping took place online,17 compared to 65% of consumer electronics, 38% of apparel, 25% of home furniture spend, and 23% of consumer foodservice.18 Over the past two years, this spend shifted from offline to online at an accelerated pace. It took 10 years for online grocery penetration to triple from 1% of total grocery sales in 200919 to 3% in 2019, and just two years to triple to 9.5% in 2021.20 Online grocery penetration is expected to double to reach 20.5% by 2026.21 Online penetration can reach up to 35% in the next five years.22

For grocery retailers, this means that online success is critical, and all grocers from large national players to local mainstays must prepare for a future where all aspects of their business, including their stores, will be improved through technology. Compared to other industries, however, grocery is difficult to digitize. Grocery retail is characterized by diverse consumer behaviors, complex inventory management and fulfillment, lack of integrated omni-channel data, a shortage of technology that is custom-built for online grocery, a disaggregated supply chain, and a low operating margin. Before Instacart, grocery retailers did not have access to a unified technology solution to manage eCommerce, fulfillment, in-store, ads, and insights. Instacart is solving this problem.

Instacart Technology

Grocery retailers have earned the trust and loyalty of consumers over generations by offering selection, quality, value, and convenience. For more than 10 years, we have invested in technology that is custom-built for online grocery. We believe our scaled marketplace has allowed us to understand the needs of the online grocery consumer better than anyone else. Our strategy is to put our technology capabilities and consumer insights into the hands of our retail partners. We are investing more in technology custom-built for online grocery than any single grocer could on their own, allowing grocers to leverage our scale and investments to grow their businesses.

Our technology solutions are better together. Instacart Marketplace has powered hundreds of millions of orders placed by millions of customers. This scale gives us unique insights into customer buying behavior, needs,

[15]	As of .
[16]	Incisiv.
[17]	Incisiv.
[18]

Euromonitor, Retailing (2022 edition), Consumer Foodservice (2022 edition); categories: Consumer Electronics, Consumer Electronics E-Commerce, Apparel and Footwear, Apparel and Footwear E-Commerce, Homewares and Home Furnishings, Homewares and Home Furnishings E-Commerce, Consumer Foodservice by Type, categorization type: online and total; Consumer Foodservice by Type covers Foodservice Value retail selling price, or RSP, data for the Retailing Categories covers Retail Value RSP excluding Sales Tax; U.S. dollars, or USD, current prices.

[19]

Euromonitor, Retailing (2022 edition), categories: Grocery Retailers, Food and Drink eCommerce; Food and Drink E-Commerce 2009 retail value RSP in USD, excluding sales tax, current terms; calculated as a percentage of Grocery Retailers and Food and Drink E-Commerce combined 2009 retail value RSP in USD, excluding sales tax.

[20]	Incisiv.
[21]	Incisiv.
[22]	McKinsey, The next horizon for grocery e-commerce: Beyond the pandemic bump.

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and trends across the entire grocery industry in North America. We then utilize these insights to enhance Instacart Enterprise Platform, ensuring retailers can best meet their customers’ needs on their owned and operated online storefronts. Similarly, Instacart Enterprise Platform enhances Instacart Marketplace, as our deep integration with retailers allows us to expand marketplace capabilities for our customers. As we continue to scale and refine our technology and data insights across Instacart Marketplace and Instacart Enterprise Platform, our algorithms also continue to improve to provide significant benefits, including better search results, intelligent replacements, and more seamless checkout flows, among others. Many of these benefits also enhance the value delivered to our brand partners. This draws more brands to Instacart Ads, which yields benefits for Instacart Marketplace and Instacart Enterprise Platform.

•	Instacart Marketplace. Connects customers to their favorite national, regional, and local retailers on the largest online grocery marketplace in North America by using our mobile app or website.[23]

•	Instacart Enterprise Platform. Provides retailers with a suite of enterprise-grade technologies that span eCommerce, fulfillment, in-store, ads, and insights.

•

Instacart Ads. Allows CPG brands to drive sales by engaging with customers who are actively shopping for products on Instacart, whom we refer to as high-intent customers, in a highly measurable and targeted way while also providing savings and product discovery to customers through our leading digital advertising solutions and insights.

Instacart is built for the entire grocery ecosystem, improving the experiences for each of our constituents and helping them succeed:

•

Retailers. We enable more than 900 retail banners to grow by providing technology that can accelerate the digital transformation of their entire business.[24] Our retail partners include national leaders such as             , regional favorites such as                     , and local mainstays like                     . We estimate that the sales volume we power for our top 20 retail partners represented 4.9% of their total sales in 2021, up from 0.6% in 2018.[25]

•

Customers. We help over                    monthly active orderers[26] shop at their favorite retailers and enjoy selection, quality, value, and convenience. We reach over 95% of households in North America.[27] Our membership program, Instacart+, offers expanded customer benefits, including unlimited free delivery on orders over a certain size, a reduced service fee, credit back on pickup orders, and exclusive benefits.

•

Brands. We represent one of the largest and fastest growing eCommerce channels for CPG brands. We provide discovery and attractive return on investment, or ROI, for over 5,500 brands through our industry-leading advertising tools and insights purpose-built for the online grocery category.[28] Our brand partners include household brands such as             , and emerging brands such as                     .

•

Shoppers. We offer over             shoppers an immediate, flexible earnings opportunity that allows them to choose when and how much to work.[29] Because the most important part of the job is picking the right products for customers, Instacart tends to attract people who use empathy, efficiency, communication, and problem-solving to pick, pack, and deliver an order. Shoppers are deeply valued members of the Instacart community, and we strive to make the shopping experience as seamless as possible and protect shoppers while they work.

[23]	Based on GTV generated on Instacart and total grocery sales in 2021.
[24]	As of .
[25]	CSG. Based on our top 20 U.S. retail partners by grocery sales volume in 2021. Estimated percentage of total sales excludes the impact of alcohol sales.
[26]

For the month ended                     . The number of monthly active orderers may overstate the number of unique individuals, as one customer may register for, and use, multiple accounts. Fluctuations in the number of monthly active orderers is not necessarily indicative of changes in our financial performance.

[27]	U.S. Census Bureau (December 2020) and Statistics Canada (2016, the year of the last Canadian census). Based on number of households in Instacart’s active delivery-enabled or pickup zones as of .
[28]	As of .
[29]	Based on shoppers who completed at least one delivery during the month ended .

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Our Business Model

We believe that every Instacart order benefits retailers, customers, brands, and shoppers. The success of our business relies on the success of all these constituents. As more customers increase engagement, we benefit from more orders and GTV that generate diversified revenue streams and improve operational efficiency. Our revenue consists of transaction revenue, primarily from fees paid on each order by retail partners and customers, as well as advertising and other revenue, primarily from advertising fees paid by retail partners and brand partners. In 2021, our average transaction revenue per order and advertising and other revenue per order were approximately 5% and 2%, respectively, of GTV. Since grocery is one of the largest recurring monthly household expenses, we have a high average order value, which allows us to keep fees lower for retailers and customers relative to other on-demand delivery platforms.

By growing advertising revenue and making fulfillment more efficient at scale, we have been able to increase gross profit consistently faster than GTV. Expanding gross profit margin demonstrates our improving unit economics. This, in turn, allows us to reinvest in our business, particularly in research and development to build new technologies for retailers and in sales and marketing to help attract and engage customers to grow orders.

Since our founding, we have achieved substantial growth and an improved margin. From 2019 to 2021, our growth was significantly accelerated by the COVID-19 pandemic. While we do not expect our pandemic-accelerated growth rates to continue in future periods, our growth during this period helped establish a business with much greater scale and much higher gross profit.

•	Total revenue grew from $214 million in 2019 to $1,834 million in 2021, representing a CAGR of 193%, and from $ for the months ended , 2021 to $ for the months ended , 2022;

•

Transaction revenue grew from $147 million (or 69% of total revenue) in 2019 to $1,262 million (or 69% of total revenue) in 2021, representing a CAGR of 193%, and from $                  for the                  months ended                 , 2021 to $                  for the                  months ended                 , 2022;

•

Advertising and other revenue grew from $67 million (or 31% of total revenue) in 2019 to $572 million (or 31% of total revenue) in 2021, representing a CAGR of 192%, and from $                 for the                  months ended                 , 2021 to $                 for the                  months ended                 , 2022;

•	Orders grew from 49 million in 2019 to 223 million in 2021, representing a CAGR of 113%, and from for the months ended , 2021 to for the months ended , 2022;

•	GTV grew from $5,144 million in 2019 to $24,909 million in 2021, representing a CAGR of 120%, and from $ for the months ended , 2021 to $ for the months ended , 2022;

•	Gross profit (loss) grew from $(18) million in 2019 to $1,226 million in 2021, and from $ for the months ended , 2021 to $ for the months ended , 2022;

•

Net loss improved from $531 million in 2019 to $73 million in 2021 and grew as a percent of GTV from (10.3)% in 2019 to (0.3)% in 2021, and from $                  for the                  months ended                 , 2021 to $                for the                  months ended                  , 2022; and

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•	Adjusted EBITDA grew as a percent of GTV from (8.8)% in 2019 to 0.1% in 2021, and from % for the months ended , 2021 to % for the months ended , 2022, demonstrating significant operating leverage.

Our Industry

Grocery has one of the lowest levels of digitization of any industry. Grocery retailers in the United States spent $10.8 billion on enterprise IT in 2020,30 which was approximately 1% of their total sales.31 This compares to average technology budgets as a percent of revenue of 5% for healthcare services, 4% for travel, media, and hospitality, and 2% for construction and infrastructure.32

Complexities of Grocery Retail

The grocery industry has attributes not found in other consumer retail categories due to inherent market structure differences and the uniqueness of grocery operations:

Market Structure

•

Enterprise Market Structure. In the United States, there are over 3,000 companies in grocery retail[33] that collectively manage tens of thousands of store locations.[34]     % of the total U.S. grocery market comes from the top              grocers,[35] yet market share significantly differs by region within the United States. The largest retailers operate multiple banners, across hundreds of locations, and require nationwide integration.

•

Disaggregated Supply Chain. There are multiple participants in the grocery supply chain, including food producers, product manufacturers, wholesalers, and distributors, each of whom capture a considerable portion of the value chain and introduce operational complexity.

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Intense Competition from Digital Retailers. Digital retailers like Amazon and quick delivery disruptors are investing large amounts of capital to create online experiences and develop in-store technology to compete with traditional retailers for consumer wallet share.

•	Regulations. The grocery industry is highly regulated, particularly in categories such as alcohol, prescriptions, and supplemental nutrition assistance programs.

Grocery Operations

•	Expansive and Diverse Product Assortment.

•	Diversity of Products. The average grocer carries over 31,000 products in a single store location across a wide range of categories.[36]

•

High Inventory Turnover. Grocery inventory turns over in real time with high velocity. Inventory forecasting and SKU rationalization, as well as evaluating which products to sell or discontinue, are critical to maximizing sales and profitability.

[30]	Gartner.
[31]	Incisiv.
[32]	Deloitte Insights.
[33]	As of . FactSet.
[34]	As of . IBISWorld.
[35]

In 2021. Euromonitor, Retailing (2022 edition), category: Grocery Retailers; retail value RSP in USD, excluding sales tax, calculated as a percentage of total Grocery Retailers retail value RSP in the United States in 2021 in USD, excluding sales tax.

[36]	In 2019. FMI, Supermarket Facts.

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Large Portion of Perishables. Perishables account for 21% of North American grocery sales,[37] meaning it is important for grocers to manage this inventory carefully and maintain specific temperatures to reduce operational inefficiencies and food waste.

•

Breadth of Fulfillment Options. Whether a consumer chooses pickup, scheduled delivery, or on-demand delivery, each order requires picking and packing. Picking is complex due to the sheer scale of grocery stores and a number of factors that require quality control, such as accuracy of the item, preferred replacement, and product freshness.

•

Competition for Technical Talent. In a survey, more than half of respondents in the grocery industry reported they believe it will be difficult to attract the necessary talent to support digital growth in the next five years.[38]

•

Limited Personalization. Grocers have historically lacked access to a solution to aggregate and analyze data across online and offline channels, provide actionable insights, and help create personalized experiences for customers.

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Lack of Technology Custom-Built for Online Grocery. The industry has historically lacked a unified technology solution built specifically for grocers. With operations spread across multiple products with varying technology capabilities, many grocers struggle to manage their businesses while simultaneously providing a seamless experience for their customers.

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Low Operating Margin. The typical grocery retail operating margin is 5%,[39] which is lower than other consumer categories. This limits grocers’ ability to deploy capital for investment and innovation and increases the importance of operational efficiencies.

Diverse Consumer Use Cases

Grocery is a large, recurring, non-discretionary, and high frequency consumer category. Americans shop for groceries 1.6 times per week on average,40 spend $412 per month on groceries on average,41 and have a wide range of brand and retailer loyalties. Given grocery is a non-discretionary expense, it touches a broad demographic of consumers and value is critical. Urgency varies each time a consumer shops. We categorize consumer shopping occasions as follows:

•

Weekly shop is a recurring, planned shop to buy groceries and household items. We believe that weekly grocery shopping represents the largest portion of the market and has historically been the most common consumer use case, balancing the optimal mix of selection, quality, value, and convenience. We started by solving for the weekly shop and have expanded to serve broader needs for our retail partners and their customers.

•	Bulk stock-up is a less frequent shop for groceries and household items in large quantities.

•	Convenience is a frequent top-up shop to replenish items.

•	Special occasion is a planned shop for a known event, like a holiday or a gift, often requiring special items on a tight schedule.

[37]

In 2021. Euromonitor, Retailing (2022 edition), Fresh Food (2021 edition). Fresh Food retail value RSP in North America in 2021 in USD, including sales tax, current terms, calculated as a percentage of Grocery Retailers retail value RSP in North America in 2021 in USD, including sales tax, current terms.

[38]	McKinsey, The next horizon for grocery e-commerce: Beyond the pandemic bump.
[39]	Instacart estimate based on publicly available information of five leading grocers with business in the United States.
[40]	In 2019. FMI, U.S. Grocery Shopper Trends.
[41]	U.S. Bureau of Labor Statistics; based on consumer expenditures in 2020.

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Challenges for CPG Brands

As grocery moves online, CPG brands increasingly need to drive sales through digital channels. Brands have lacked access to a solution that runs a full-funnel marketing strategy purpose-built for online grocery. This is relevant for brands of all sizes, as even the most established brands must maintain mind share as consumers move online or risk being disrupted by emerging digital-first brands. Emerging brands face their own unique challenges in driving discovery through the traditional in-store model. Brands have historically lacked access to omni-channel insights to drive product development decisions, such as which items are selling and what consumers are searching for.

Instacart Technology

We built Instacart to serve the entire grocery ecosystem. The key pillars of our technology are Instacart Marketplace, Instacart Enterprise Platform, and Instacart Ads. Our solutions are underpinned by a shared foundation of technology, infrastructure, data insights, and fulfillment that leverages our scale and expertise specific to the grocery category. Our technology solutions are better together. Instacart Marketplace is the largest online grocery marketplace in North America and has powered hundreds of millions of orders placed by millions of customers. This scale gives us unique insights into customer buying behavior, needs, and trends across the entire grocery industry in North America. We then utilize these insights to enhance Instacart Enterprise Platform, ensuring retailers can best meet their customers’ needs on their owned and operated online storefronts. Similarly, Instacart Enterprise Platform enhances Instacart Marketplace, as our deep integration with retailers allows us to expand marketplace capabilities for our customers. For example, as we integrate more deeply with our retail partners, we give them the ability to offer more fulfillment options, more control over their brand, and the ability to include their own loyalty program.

As we continue to scale and refine our technology and data insights across Instacart Marketplace and Instacart Enterprise Platform, our algorithms also continue to improve to provide significant benefits, including better search results, intelligent replacements, and more seamless checkout flows, among others. Many of these benefits also enhance the value delivered to our brand partners by enabling more measurable and targeted ads offerings that deliver higher returns for brand partners. This draws more brands to Instacart Ads, which yields benefits for Instacart Marketplace and Instacart Enterprise Platform.

Instacart Marketplace

When we launched Instacart Marketplace in 2012, we became the first company to make online grocery shopping affordable and accessible to households across North America. Over the next decade, we partnered with more than 900 retail banners with more than 75,000 stores serving millions of households with same-day delivery.42 We focused on allowing customers to shop from grocers they trust while creating a differentiated customer experience. Today, through Instacart Marketplace, we help customers look for their favorite products, provide an innovative ad business that inspires people to try new brands, connect customers to our dedicated shopper community, and help retailers and customers build deeper relationships. We help retailers serve their customers’ needs as to how and where they want to shop by supporting a wide array of fulfillment options, shopping occasions, and categories.

Instacart Enterprise Platform

Instacart Enterprise Platform is an end-to-end technology solution that powers retailers across all aspects of their business. Our offerings are modular, allowing retail partners to pick and choose which technologies best fit

[42]	As of .

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their needs. These solutions work seamlessly together, so retailers can more efficiently integrate with Instacart than they can with multiple separate technologies. Key components of Instacart Enterprise Platform include:

•

eCommerce. We power world class eCommerce storefronts for more than                      retailers,[43] including                     , and services, from product discovery tools, to merchandising, to different payment models, to loyalty-as-a-service.

•

Fulfillment. We help retailers fulfill grocery orders directly from their stores through our community of dedicated shoppers. Retailers can leverage our fulfillment application programming interfaces, or API, to help fulfill orders that are placed through their owned and operated online storefronts. In most instances, Instacart picks, packs, and delivers these orders, but retailers can also use our technology to enable orders that are picked and packed by their own employees. Finally, we recently introduced Carrot Warehouses, which helps retailers in select locations manage dedicated nano facilities to offer new services like extended hours or delivery in as fast as 15 minutes.

•

Connected Stores. Instacart helps retailers create a unified, seamless, and personalized experience both online and in-store by leveraging technologies like Caper Carts, Scan & Pay, Lists, Carrot Tags, FoodStorm Kiosks, and Out of Stock Insights.

•

Ads. Carrot Ads, our enterprise ads offering, brings the best of Instacart Ads to retailers’ owned and operated online storefronts. This opens up new revenue streams for retailers and increases the profitability of online orders.

•

Insights. Carrot Insights gives retailers near real-time visibility into their operations. By enabling visibility into key metrics like item popularity, item correlation, order sizes, delivery times, delivery ratings, and sales, Carrot Insights helps retailers optimize operations and provide better customer experiences.

Instacart Ads

Instacart Ads combines the best of digital advertising — precision, actionability, and measurability — with the ability to directly move products off the shelves at retailers, getting these products into the hands of customers within hours. Because it offers CPG brands a way to reach customers at the point of purchase and within hours of delivery and consumption, our solution delivers highly measurable and strong ROI across all parts of the customer shopping journey, from awareness to consideration to purchase. We have a wide breadth of advertising solutions, including sponsored product, display, brand pages, and coupons, to meet all of our brand partners’ needs. Instacart Ads also enables brands to fully track customer behavior from discovery to purchase, offering valuable insights about how to optimize their advertising spend.

We are not only building our advertising solutions to benefit brands, but also customers and retailers. Instacart Ads delivers a superior experience and pricing for customers by giving them access to thousands of deals and discounts, which in turn drives larger average order values for our retail partners. Retailers are also now able to leverage Carrot Ads, an Instacart Enterprise Platform product that brings Instacart Ads to retailers’ own eCommerce sites and expands the customer reach available to our brand partners.

Our Strengths

We believe the following strengths represent key strategic advantages for Instacart and have allowed us to build the leading grocery technology company in North America:

•

Deep Partnerships with Grocers that Represent more than 80% of the U.S. Grocery Industry. Today, more than 900 national, regional, and local retail banners[44] that collectively represent more than 80% of

[43]	As of .
[44]	As of June 30, 2022.

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the U.S. grocery industry partner with Instacart.[45] We believe this represents the broadest selection of grocers on a marketplace in North America, providing customers with a superior online grocery shopping experience. Beyond Instacart Marketplace, we also power many of our retail partners’ owned and operated online storefronts through Instacart Enterprise Platform, positioning us as an increasingly strategic part of our retail partners’ future growth.

•

Trusted Technology Partner to the Grocery Industry. We are investing more in technology custom-built for online grocery than any single grocer could on their own, which is why grocers partner with Instacart. They know that our technology will enable them to transform their businesses and enhance their customer experiences. Because we do not own inventory, we do not compete with our retail partners. We believe this combination puts us in a unique position to foster greater trust between grocers and Instacart, making us the preferred technology partner.

•

Scale Benefits for Instacart as well as Our Retail Partners and Brands. We believe that we have unmatched scale with over 900 retail banners.[46] Our scale allows us to offer our customers the best selection, quality, value, and convenience, which attracts more customers and drives higher engagement. This results in more orders and increased customer wallet share for our retail partners, driving compelling economics for both retailers and Instacart. When brands advertise with us, they can reach their target audience more efficiently and at greater scale than is possible through other online channels. We have fulfilled hundreds of millions of orders, a scale that is necessary to realize the operational expertise and efficiencies that drive profitability and underpin our attractive financial model.

•

Synergies from the Unique Combination of Marketplace and Enterprise Platform. We create powerful synergies by combining Instacart Marketplace and Instacart Enterprise Platform. Our high-intent customers, their deep engagement with our marketplace, and our deep understanding of customer shopping behavior and preferences enable us to develop the best enterprise technology solutions to serve the grocery industry. We leverage data generated through Instacart Marketplace to continuously enhance our enterprise offerings and help our retail partners best meet their customers’ demands. In turn, as we continue to improve our enterprise offering and deepen our partnership with retailers, our retail partners benefit from enhanced marketplace capabilities such as the ability to offer more fulfillment options, more control over their brand, and the integration of their loyalty programs. Our deeply integrated solutions provide a seamless and unmatched omni-channel experience for both our retail partners and our customers.

•

Breadth and Diversity of Grocery Use Cases. Instacart allows customers to place orders across a variety of use cases. For retailers, we enable them to offer customers a full range of fulfillment options, from on-demand delivery in as fast as 15 minutes to two hours or next day. Our model is flexible and efficient, which allows us to help retailers serve all use cases of grocery, unlike other players that tend to focus on serving a particular use case. Because we serve this breadth of use cases, we are a better partner to retailers by helping them address consumer needs and drive engagement and a better partner to brands by creating more diverse and actionable advertising opportunities.

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Ads Offerings that Combine Online Performance with the Ability to Move Products Off Shelves. Our grocery expertise has enabled us to build differentiated advertising solutions and tools that allow CPG brands to reach and engage with high-intent customers at the point of purchase and within hours of delivery and consumption. With our unique customer data and insights, we provide differentiated analytics for brands, allowing them to better optimize their advertising spend and grow their wallet share.

•

Capital Efficient, Flexible Model. Our technology helps retail partners expand the consumer use cases and fulfillment options they offer using their existing store footprints. This allows retailers to transition from a brick-and-mortar business to a complete omni-channel offering within weeks, and for us to seamlessly add new retail partners to Instacart without significant capital investments or the need to

[45]	In 2021. CSG.
[46]	As of June 30, 2022.

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take on any inventory risk. Our capital efficiency enables us and our retail partners to react quickly to changes in the industry and consumer preferences.

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Compelling Financial Model Based on Shared Success. Our technology helps drive growth and strengthen operational efficiencies for our retail partners, which in turn strengthens Instacart’s financial model. For example, our technology helps retail partners expand the consumer use cases and fulfillment options they offer. This drives new customer acquisition and greater customer engagement, resulting in growth for retailers, CPG brands, and Instacart. Our ads offerings not only provide high marketing ROI and drive incremental sales for our brand partners, but our retail partners also benefit from CPG brands’ incremental sales, whether the consumer is shopping on Instacart Marketplace or retailers’ owned and operated online storefronts powered by Instacart Enterprise Platform. In turn, the success of our brand partners and retail partners increases highly profitable advertising revenue on Instacart, improving our unit economics. The success of our partners enables them to deliver a superior experience for customers, who become more engaged and more valuable, benefiting all constituents in our ecosystem and driving our financial success. As a result, we believe we can drive durable growth and improve operating leverage over the long-term.

Our Value Proposition

For Retailers

•	End-to-End Technology Solution Custom-Built for Online Grocery

•

Instacart powers eCommerce, fulfillment, and customer and shopper care for all of our retail partners through Instacart Marketplace. Instacart Enterprise Platform, our end-to-end technology solution, supports our retail partners on their owned and operated online storefronts through offerings like storefronts and mobile apps, fulfillment solutions, ads offerings, in-store technologies, and business insights.

•

Our solutions are better together. Our enterprise solutions benefit from unique consumer and market insights that only a scaled marketplace can access. These insights inform the product development of our enterprise offerings. In turn, Instacart Enterprise Platform solutions allow for a deeper integration with retailers’ operations, and this provides retailers with more capabilities on Instacart Marketplace.

•

Our technology is modular, meaning retailers can use all of our offerings for a seamlessly integrated solution, or they may choose to select technologies à la carte, depending on which best fit their needs.

•

Advertising Capabilities. Retailers can leverage our ads offerings through their owned and operated online storefronts powered by Instacart Enterprise Platform. We allow retailers to benefit from the scale advantages of Instacart Ads. By allowing retailers to use our turn-key ads offerings, they can avoid time and financial investment associated with building ad technology and sales.

•

Customer Access. We help retailers reach millions of customers. We generate incremental sales for our retail partners through Instacart Marketplace and help retailers meet online demand wherever customers are. We believe pickup generates incremental foot traffic and higher sales by providing customers with the ability to browse items, place orders wherever they are, and pick up their basket directly from local retailers. We also enable retailers to drive loyalty and engagement through branded online shopping experiences, personalization, and our membership program, Instacart+.

•

Breadth of Shopping and Fulfillment Options. We have expanded across in-store, delivery, and pickup to help retailers offer a variety of fulfillment methods and speeds and address different shopping occasions and consumer categories. Because customers use different options based on the occasion, we help retailers offer a full portfolio of eCommerce options.

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Seamless Onboarding and Depth of Integration. We designed our technology to enable retailers’ transition from a brick-and-mortar business to a complete omni-channel offering within weeks. This process includes ingesting data on tens of thousands of products, enriching that baseline data with additional information for online merchandising, and optimizing item availability on retailers’ owned and operated online storefronts using our proprietary algorithms. Our enterprise solutions can integrate with existing operations to allow our retail partners to maintain existing loyalty and promotion programs. We help retailers optimize all aspects of their business by establishing data pipelines to help inform retailers’ store operations, merchandising, and marketing strategies. We also integrate physically in retailers’ stores including setting up dedicated staging areas to fulfill orders and a streamlined checkout process.

•

Dedicated Support. We have teams of account managers who focus on helping retailers succeed. These relationships include deep involvement with operational initiatives like store planning to optimizing eCommerce fulfillment and data interpretation on key metrics such as in-store inventory levels.

•

Ability to Drive Operational Efficiency. We are able to help lower the cost of fulfillment for retailers due to efficiencies driven by the size of our shopper base, technology-backed picking, and batching abilities. We believe this allows retailers to improve operating efficiency and reduce costs without compromising the customer experience.

For Customers

•

Selection. On Instacart Marketplace, a typical customer will see                    stores available on average on our mobile app or website, ranging from national chains to regional and local retailers.[47] Instacart Marketplace provides customers with a new way to shop from their favorite retailers, offering over a million unique products all in one place.

•

Breadth of Use Cases. We meet the customer wherever they want to shop, however they want to shop, across many use cases and fulfillment options. As customers increasingly focus on quick delivery, we have continued to invest in our fulfillment technology to shorten delivery times without compromising quality and customer experience.

•

Reclaim Time. In addition to time spent commuting to and from the store, Americans who grocery shop spend on average approximately 60 hours in-store per year shopping for groceries.[48] Across our entire footprint, customers can place an order in minutes and specify convenient delivery or pickup windows.

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Value. We feature discount grocers on Instacart, offer EBT SNAP payments from                  retailers across                  stores in the United States,[49] and run exclusive coupons and benefits for tens of thousands of favorite items that are all easily discoverable through our Deals tab on Instacart Marketplace. We believe our recent acquisition of Eversight, Inc., or Eversight, will bolster this capability, as we can leverage the Eversight platform’s AI-powered technology to create compelling savings opportunities for customers in real-time.

•

Member Benefits. With Instacart+, we provide customers with a membership program that lowers the cost of online grocery through waived delivery fees, lower service fees, and credit back for pickup orders. On average, Instacart+ members enjoy $             of monthly savings compared to those who engage with Instacart without Instacart+.[50] In                    , Instacart+ members represented $             of our total GTV, including order costs and fees paid by Instacart+ members. We had approximately

[47]	Instacart estimate based on the weighted average number of retail partners per monthly active orderer by geographic zone for the ended .
[48]

Instacart estimate based on responses from 2,450 customers in the Lab42 Survey that a majority of such customers spend 30 minutes to 1 hour grocery shopping in-store per trip, and average weekly trips in 2019 based on FMI, U.S. Grocery Shopper Trends.

[49]	As of .
[50]	For the ended .

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and Instacart+ members as of , 2021 and , 2022, respectively.[51]

•

Personalization. The more customers interact with Instacart, the easier it is for us to power better personalization. As customers browse our selection and place orders, we continue to refine our understanding of customer tastes and preferences. This allows us to make replacements when an item is out of stock that fit our customers’ needs, tailor new item recommendations and promotional coupons, and suggest “buy-it-again” items.

•

Quality. We have invested significant resources to make shopping online seamless, from improving search results to offering produce by the unit versus the pound. We make it easy for customers and shoppers to chat, and our proprietary algorithm suggests high-quality replacements when needed. We also provide customer service to ensure every order meets the needs of our customers and delivers a high-quality experience.

For Brands

•

High ROI. We drive incremental sales for advertisers through our online advertising products purpose-built for grocery. Our Sponsored Products offering, which uses a second-price cost-per-click auction, enables ads for relevant products to appear throughout the customer journey on Instacart. Our solutions offer optimized bidding to maximize sales and budget pacing, among many other features to drive higher ROI. Our data and insights dashboard provides advertisers with the comprehensive overview of customer behavior they need to maximize return on their spend. We help brands target the fastest growing segment of the market, given retailers that partner with Instacart have consistently grown their online sales faster than the market since 2018.

•

High-Intent Customers. We offer brands a differentiated opportunity to influence purchase behavior of high-intent customers and drive market share gains. In             , we helped customers discover             items through recommendations. Our customers have ordered over              billion items, which underscores the large opportunity that brands have to reach customers.[52]

•

Actionability and Immediacy. CPG brands are seeking more opportunities to connect digital advertising investments directly to sales impact. Instacart Ads offers CPG brands an opportunity to move products off of store shelves as a direct result of their ads on Instacart. We help them advertise their products in a way that can enable an immediate purchase that can be delivered to the customer within hours or even minutes. The real-time nature of purchase and consumption allow brands to optimize their targeting and messaging to achieve compelling returns on investment.

•

Self-Service Management. CPG brands can use our self-service Ads Manager to create, manage, and monitor their ad campaigns on Instacart, and can choose to streamline eCommerce campaign management with API partners utilizing our API integration.

•

First-Party Data. To power Instacart Ads, we use first-party data collected through a customer’s activities on Instacart, including browsing, searching, purchasing, and choosing replacements. This gives us control over the data we use to optimize the performance of our ads offerings without reliance on third-party data that is susceptible to significant privacy and data sharing regulations.

•

Measurability. Since we leverage first-party data, our brand partners are able to measure ROI and performance with greater accuracy and better understand the value of advertising on Instacart and how their spend drives purchases.

[51]	Fluctuations in the number of Instacart+ members are not necessarily indicative of changes in our financial performance or contribution of Instacart+ members to GTV or orders over time.
[52]	For the ended .

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Impactful Insights. We provide our brand partners with actionable customer insights that are not available via traditional distribution channels, including their basket penetration, category share, and parent company and brand-level sales. Brands are able to leverage this data to expand their reach, drive sales with effective targeting, and optimize their advertising spend.

•

Broad Solution Set. We offer a broad set of solutions — from organic discovery of products through our search engine, to paid placements through our display, savings, and sponsored search ad products. Our solutions create more value for our entire ecosystem by providing savings for customers and helping drive larger average order values for our retail partners. Our unique data insights have also allowed us to build a powerful recommendation system and inspire customers to try new items and products on Instacart Marketplace.

•

Nationwide Retailer Scale. Instacart provides brands with a single channel to optimize their portfolio of advertising spend across the entire base of retailers on Instacart. Rather than managing hundreds of individual retailer accounts like they do offline, brands can scale and optimize their online spend in one centralized location.

For Shoppers

•

Earnings Potential. Since inception, shoppers have earned $         billion on Instacart. We provide shoppers with tools to manage their earnings, providing estimated earnings for an individual order or week. We also implemented a number of measures to increase and protect shopper earnings and offer Instant Cashout so shoppers can choose to withdraw earnings instantly or accumulate earnings in a weekly cycle.

•

Flexibility. Shoppers can start earning with simply a mobile device and a car. We equip shoppers with information so they can choose which batches they want to accept based on the characteristics of that batch, including the retailer, time commitment, estimated effort, distance, potential earnings, and estimated customer tip. Shopping for Instacart is differentiated from other flexible alternatives, like rideshare or restaurant delivery, because nearly half of the time is spent in store and the work can often be done during the day.

•

Safety and Care. The care and safety of shoppers is our priority. We facilitate shopper injury protection and offer in-app safety features such as safety alerts, incident reporting, and the ability to contact emergency services directly through the app.

•

Technology Tools. We make a variety of resources available to help shoppers enhance the efficiency of their work. We offer in-store navigation that helps shoppers know exactly where to find items. Our batching algorithm helps shoppers maximize earnings by taking multiple orders at once, while our routing algorithm optimizes a shopper’s path to, through, and from the store.

•

Incentives. We recognize hard work and reward the strongest shoppers with impactful incentives that help them stand out to their customers, increase their access to earnings, and reach their personal goals.

Grow the Pie

At Instacart, one of our core values is to “Grow the Pie” for each of our key constituents: retailers, customers, brands, and shoppers. We believe that every Instacart order represents a success for each of them. As our constituents succeed, so do we, and the entire ecosystem benefits from powerful network effects.

•

Retailers recognize the significant value we provide by enabling new consumer use cases and fulfillment options and through our end-to-end technology solution, unlocking greater growth and efficiencies. As retailers improve their omni-channel operations, they are able to reach more consumers and bring new brands into their portfolio to meet the needs of this broader audience.

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Customers appreciate being able to shop online with their favorite national, regional, and local retailers, across use cases, desired speeds, and payment methods, through an intuitive and personalized experience. Satisfied customers will continue to order on Instacart, driving more earnings opportunities for shoppers and more sales for retailers and brands.

•

Brands can drive high ROI on their ad spend due to our deep understanding of customer shopping behavior and preferences. Effective advertising leads to larger average order values for retailers, deals and discounts for customers, and deeper brand affinity. Advertising revenue allows us to charge lower fees, helping retailers’ bottom line and reducing order costs for customers. Lower fees make ordering online more appealing for customers, resulting in a higher frequency of usage.

•

Shoppers benefit from strong customer activity through more flexible earnings opportunities and value the opportunity to earn additional income. As more shoppers join Instacart, availability and speed will continue to improve for customers, which in turn will likely increase the frequency and number of purchases of goods from retailers and brands.

Our Growth Strategies

We plan to continue to grow by delivering the best online grocery experience to more customers, increasing the number of retailers we partner with and deepening our relationships with existing retail partners, and increasing our advertising revenue.

•	Attract New Customers and Expand Use Cases. We will continue to help retail partners capture new customers as consumer behaviors and preferences shift. We are focused on four avenues to achieve this:

•	Grow Online Penetration. We plan to invest in incentives, performance and brand marketing, and partnerships to grow our customer base and expand the online grocery market.

•	Expand Omni-Channel Offerings. We began with delivery but have since introduced pickup and in-store capabilities and plan to continue to invest in new fulfillment options.

•	Introduce New Use Cases and Broaden Selection. We will continue to broaden grocery shopping occasions and expand into grocery-adjacent verticals to meet changing consumer demands.

•

Grow Instacart+. We will continue to invest in Instacart+, our membership program, to drive greater customer loyalty. We plan to increase adoption of Instacart+ to deliver savings back to our most loyal customers.

•

Deepen Our Offerings to Retailers. We plan to continue to help retailers grow by enabling new use cases and broadening the capabilities of our technology solutions. We are focused on the following strategies to achieve this:

•

Expand Use Cases and Capabilities. We plan to continue to help retailers grow by enabling new use cases and broadening the capabilities of our technology solutions. We have successfully done so in the past when we launched pickup solutions, EBT SNAP payments, or virtual convenience offerings for retailers on both Instacart Marketplace and on retailers’ owned and operated online storefronts powered by Instacart Enterprise Platform.

•

Pursue Opportunistic Acquisitions. We plan to pursue next-generation technologies via organic and inorganic opportunities. To complement our internal development, we will look to make opportunistic acquisitions that bolster our technology solutions and key capabilities like we have successfully done with SBOT Technologies Inc., or Caper, which offers

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

AI-powered shopping carts and countertops for a seamless in-store check-out experience, and CaterXpress Pty. Ltd., or Foodstorm, which offers software for self-serve kiosks that in-store customers use to place orders for catering, prepared food, deli, and bakery items.

•

Extend Our Technology Beyond Grocery. The suite of offerings we have built for grocery is also extensible to other categories of retailers, and over time, we anticipate that we will partner with a greater number of non-grocery retailers.

•

Pursue International Opportunities. We believe that we have built a set of unique technologies that all grocers worldwide could benefit from, and over the long term, we intend to leverage our technology and existing partnerships to expand our business internationally.

•

Increase Brand Success and Support Emerging Brands. We will continue to build ads offerings to provide brand partners with new ways to connect with customers shopping online. We are focused on the following strategies to achieve this:

•

Increase Advertising Investment Rates. Since launching our ads offering, we have seen strong adoption by our brand partners. Increasing advertising investment rates will come from existing brands spending more with us, acquisition of new advertisers as we expand ads offerings availability across new categories, and growing sales for emerging brands and non-food categories that have higher advertising budgets.

•

Add More Emerging Brands. Emerging brands have a high desire to invest as they look to grow brand awareness and engage with customers. We are focused on expanding our ads offerings and building solutions to help emerging brands get discovered on the virtual shelf through features such as trending searches, shoppable display units, and brand pages.

•

New Ads Offerings. We will continue to build our display ads offerings to include rich media discovery opportunities for our brands to reach customers in new and impactful ways, including collections of shoppable products brand pages to serve as destinations for on- and offsite media. We will also continue to invest in optimization and measurement capabilities to align with brands’ objectives across the marketing funnel, building on recently launched capabilities like optimized bidding to maximize sales.

•

Expand Our Advertising Technology to More Retailers’ Sites. We are investing to expand Instacart Ads to retailers’ owned and operated online storefronts through Instacart Enterprise Platform. In 2021, we launched Carrot Ads, which helps our retail partners capture new monetization opportunities while broadening advertiser reach to additional relevant placements.

Risk Factors Summary

Investing in our common stock involves numerous risks, including the risks described in the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Below are some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects.

•	We have a history of losses, and we may be unable to sustain or increase profitability.

•

We have experienced rapid growth, operational and strategic expansion, and related impacts to margin and profitability in recent periods. Such historical trends, including growth rates, may not continue in the future.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

•

We have a limited history operating our business at its current scale, scope, and complexity in an evolving industry, which makes it difficult to plan for future operations and strategic initiatives, predict future results, and evaluate our future prospects and the risks and challenges we may encounter.

•	If we fail to cost-effectively acquire new customers or increase the engagement of our existing customers, including through effective marketing strategies, our business would be harmed.

•	The success of our business is dependent on our relationships with retailers. The loss of one or more of our retail partners or reduction in their engagement with Instacart could harm our business.

•	If we fail to cost-effectively engage shoppers on Instacart, or attract new shoppers, our business could be harmed.

•

The COVID-19 pandemic has had a significant impact on our business, and there is uncertainty regarding its future impact on our business, operations, and the markets and communities in which we, consumers, retailers, brands, and shoppers operate.

•

We do not expect the growth rates we experienced at and following the outset of the COVID-19 pandemic to continue. Since 2020, we have experienced, and may continue to experience, lower average order values from our customers and reductions in the increased demand for our offerings that was generated by the effects of the pandemic as the circumstances that accelerated the growth of our business during the pandemic subside. In addition, other factors that have contributed and may continue to contribute to slowing growth rates for us or the online grocery industry include macroeconomic effects such as inflation, a recession, and shifts in customer preferences for fulfillment options, along with shifts in our revenue mix and changes in consumer use cases.

•

We are in the early stages of building our Instacart Ads offerings. If we fail to grow our advertising revenue, our business, financial condition, and results of operations would be negatively impacted.

•

The markets in which we participate are highly competitive, with well-capitalized and better-known competitors, some of which are also partners. If we are unable to compete effectively, our business and financial prospects would be adversely impacted.

•	Mergers or other strategic transactions by competitors or retailers could weaken our competitive position and adversely affect our business.

•	The failure to achieve increased market acceptance of online grocery shopping and our offerings could seriously harm our business.

•

If the contractor status of shoppers who use Instacart is successfully challenged, or if additional requirements are placed on our engagement of independent contractors, we may face adverse business, financial, tax, legal, and other consequences.

•	The trading price of our common stock may be volatile and could, upon listing on the Nasdaq Global Select Market, or Nasdaq, decline significantly and rapidly.

•	An active, liquid, and orderly market for our common stock may not develop or be sustained. You may be unable to sell your shares of common stock at or above the price at which you purchased them.

Channels for Disclosure of Information

Following the closing of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.instacart.com/company), press releases, public conference calls, and public webcasts.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The information disclosed through the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Corporate Information

We were incorporated as Maplebear Inc. in Delaware in 2012, and we do business as Instacart. Our principal executive offices are located at 50 Beale Street, Suite 600, San Francisco, California 94105. Our telephone number is (888) 246-7822. Our website address is www.instacart.com/company. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Our design logos, “Maplebear,” “Instacart,” and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Maplebear Inc. or its affiliates. Other trade names, trademarks, and service marks used in this prospectus are the property of their respective owners.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Option to purchase additional shares of common stock offered by us	shares

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock from us in full)

Use of proceeds	We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $ (or $ if the underwriters exercise their option to purchase additional shares of common stock from us in full), assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds we receive from this offering, together with cash on hand, if necessary, to satisfy all or a portion of the anticipated tax withholding and remittance obligations related to the settlement of certain outstanding restricted stock units, or RSUs, and the vesting of shares of outstanding restricted stock in connection with this offering. We intend to use any remaining net proceeds for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of any remaining net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies, although we do not currently have any agreements or commitments to enter into any material acquisitions or investments. See the section titled “Use of Proceeds” for additional information.

Risk factors	See the section titled “Risk Factors” and the other information included elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed Nasdaq trading symbol	“ ”

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The number of shares of common stock that will be outstanding after this offering is based on             shares of our common stock outstanding as of June 30, 2022, and excludes:

•

30,158,894 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2022, with a weighted-average exercise price of $7.65 per share;

•

                 shares of our common stock issuable in connection with the vesting of RSUs subject to service-based, market-based, and/or liquidity event-based vesting conditions outstanding as of June 30, 2022, for which (i) the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part but (ii) the service-based and/or market-based vesting conditions were not satisfied as of June 30, 2022 (we expect that vesting of certain of these RSUs through             will result in the net issuance of             shares of common stock in connection with this offering, after withholding             shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed         % tax withholding rate));

•

                 shares of our common stock issuable in connection with the vesting of RSUs subject to service-based and liquidity event-based vesting conditions granted after June 30, 2022 (we expect that the service-based vesting condition will be satisfied as of             and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part for certain of these RSUs, resulting in the net issuance of             shares of common stock in connection with this offering, after withholding             shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed         % tax withholding rate));

•	9,289,410 shares of our common stock issuable upon the exercise of performance-based warrants outstanding as of June 30, 2022 with an exercise price of $18.52 per share;

•

                 shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan, or the 2022 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, including                  new shares plus the number of shares (not to exceed                  shares) (i) that remain available for grant of future awards under our 2018 Equity Incentive Plan, or the 2018 Plan, at the time the 2022 Plan becomes effective, which shares will cease to be available for issuance under the 2018 Plan at such time, and (ii) any shares underlying outstanding stock awards granted under our 2013 Equity Incentive Plan, or the 2013 Plan, or the 2018 Plan that expire, or are forfeited, cancelled, withheld, or reacquired; and

•

                 shares of our common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan, or the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Our 2022 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Equity Plans” for additional information.

In addition, except as otherwise indicated, all information in this prospectus assumes:

•

the automatic exchange of all outstanding exchangeable shares of our subsidiary, Aspen Merger Corp., or Aspen, into 688,787 shares of our non-voting common stock in connection with the effectiveness of the registration statement of which this prospectus forms a part;

•	the conversion of all outstanding shares of our non-voting common stock and shares of our non-voting common stock underlying outstanding equity awards, warrants, and exchangeable shares into an

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

equivalent number of shares of our voting common stock immediately prior to the closing of this offering;

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 167,691,828 shares of our voting common stock immediately prior to the closing of this offering;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the closing of this offering and will effect the reclassification of all outstanding shares of our voting common stock and shares of our voting common stock underlying outstanding equity awards, after giving effect to the conversions described above, into an equivalent number of shares of common stock with the same rights and terms as our voting common stock;

•	no exercise of the stock options and no settlement of the RSUs described in this prospectus; and

•	no exercise of the underwriters’ option to purchase additional shares of common stock from us in this offering.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The summary consolidated statements of operations data for the years ended December 31, 2019, 2020, and 2021 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2021 and 2022 and the summary consolidated balance sheet data as of June 30, 2022 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. You should read the following summary consolidated financial data together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The summary consolidated financial and other data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this prospectus, and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended December 31,				Six Months Ended June 30,
	2019	2020	2021		2021	2022
	(in millions, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$214	$1,477		$1,834	$884		$1,126
Cost of revenue(1)	232	598		608	305		357

Gross profit (loss)	(18)	879		1,226	579		769
Operating expenses:
Operations and support(1)(2)	189	324		262	135		130
Research and development(1)(2)	127	194		368	151		243
Sales and marketing(1)(2)	90	158		394	160		316
General and administrative(1)(2)	132	278		288	123		153

Total operating expenses	538	954		1,312	569		842
Income (loss) from operations	(556)	(75)		(86)	10		(73)
Other income (expense)	—	—		12	—		(2)
Interest income	25	5		2	1		2

Income (loss) before provision for income taxes	(531)	(70)		(72)	11		(73)
Provision for income taxes	—	—		1	1		1

Net income (loss)	$(531)	$(70)		$(73)	$10		$(74)

Undistributed earnings attributable to preferred stockholders	—	—		—	(10)		—
Net income (loss) attributable to common stockholders	$(531)	$(70)		$(73)	$—		$(74)
Net income (loss) per share attributable to common stockholders, basic and diluted(3)	$(9.71)	$(1.21)		$(1.12)	$—		$(1.03)

Weighted average shares used in computing net income (loss) per share attributable to common stockholders, basic and diluted(3)	54,710,570	57,928,994		65,874,309	63,909,872		71,668,182

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(4)			$			$

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(4)

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	Amounts include depreciation and amortization expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)
Cost of revenue	$4	$5	$8	$2	$9
Operations and support	1	1	1	1	1
Research and development	1	2	3	1	2
Sales and marketing	1	1	2	1	2
General and administrative	—	1	2	1	1

Total depreciation and amortization expense	$7	$10	$16	$6	$15

(2)	Amounts include stock-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)
Operations and support	$4	$3	$1	$1	$—
Research and development	20	20	9	3	7
Sales and marketing	5	5	3	1	2
General and administrative	14	36	9	4	4

Total stock-based compensation expense	$43	$64	$22	$9	$13

(3)

See Notes 2 and 14 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net income (loss) per share and the weighted-average number of shares used in the computation of the per share amounts.

(4)

The unaudited pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts for the year ended December 31, 2021 and the six months ended June 30, 2022 have been computed to give effect to (i) the automatic exchange of all exchangeable shares of our subsidiary, Aspen, outstanding as of December 31, 2021 and June 30, 2022 into 688,787 shares of our non-voting common stock in connection with the effectiveness of the registration statement of which this prospectus forms a part, as if such exchange had occurred on December 31, 2021 and June 30, 2022, respectively; (ii) the conversion of all outstanding shares of our non-voting common stock and shares of our non-voting common stock underlying outstanding equity awards, warrants, and exchangeable shares into an equivalent number of shares of our voting common stock immediately prior to the closing of this offering; (iii) the automatic conversion of 167,302,220 shares of our redeemable convertible preferred stock outstanding as of December 31, 2021 and June 30, 2022 into 167,691,828 shares of our voting common stock immediately prior to the closing of this offering, as if such conversion had occurred on December 31, 2021 and June 30, 2022, respectively; (iv) the net issuance of                shares and                 shares, respectively, of our non-voting common stock in connection with the vesting and settlement of certain outstanding RSUs subject to service-based, market-based, and/or liquidity event-based vesting conditions for which the service-based vesting condition and the market-based vesting condition, as applicable, are expected to have been fully or partially satisfied on or before the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the liquidity event-based vesting condition, assuming that effectiveness occurs on             and any remaining vesting continues through such date, after giving effect to the withholding of                 shares of common stock underlying such RSUs to satisfy the associated income tax obligations (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed             % tax withholding rate); (v) the cancellation of             shares and             shares, respectively, of our outstanding non-voting restricted stock to satisfy income tax obligations due upon the vesting of such restricted stock, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part; (vi) the reclassification of all outstanding shares of our voting common stock and shares of our voting common stock underlying outstanding equity awards, after giving effect to the conversions described above, into an equivalent number of shares of common stock immediately prior to the closing of this offering; and (vii) stock-based compensation expense of $                and $            , respectively, associated with RSUs and shares of outstanding restricted stock subject to service-based, market-based, and/or liquidity event-based vesting conditions for which the service-based vesting condition and the market-based vesting condition, as applicable, are expected to have been fully or partially satisfied on or before the effectiveness of the registration statement of which this prospectus forms a part and which we expect to recognize in connection with the effectiveness of the registration statement, which will satisfy the liquidity event-based vesting condition, as further described in Notes 2 and 12 to our consolidated financial statements included elsewhere in this prospectus.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

	As of June 30, 2022
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in millions)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$1,796	$	$
Working capital(4)	1,860
Total assets	3,030
Redeemable convertible preferred stock	2,822
Additional paid-in capital	881
Accumulated deficit	(1,479)
Total stockholders’ (deficit) equity	(603)

(1)

The pro forma column in the balance sheet data above reflects (i) the automatic exchange of all exchangeable shares of our subsidiary, Aspen, outstanding as of June 30, 2022 into 688,787 shares of our non-voting common stock in connection with the effectiveness of the registration statement of which this prospectus forms a part, as if such exchange had occurred on June 30, 2022; (ii) the conversion of all outstanding shares of our non-voting common stock and shares of our non-voting common stock underlying outstanding equity awards, warrants, and exchangeable shares into an equivalent number of shares of our voting common stock immediately prior to the closing of this offering; (iii) the automatic conversion of 167,302,220 shares of our redeemable convertible preferred stock outstanding as of June 30, 2022 into 167,691,828 shares of our voting common stock immediately prior to the closing of this offering, as if such conversion had occurred on June 30, 2022; (iv) the net issuance of                shares of our non-voting common stock in connection with the vesting and settlement of certain outstanding RSUs subject to service-based, market-based, and/or liquidity event-based vesting conditions for which the service-based vesting condition and the market-based vesting condition, as applicable, are expected to have been fully or partially satisfied on or before the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the liquidity event-based vesting condition, assuming that effectiveness occurs on             and any remaining vesting continues through such date, after giving effect to the withholding of shares of common stock underlying such RSUs to satisfy the associated income tax obligations (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed             % tax withholding rate); (v) the cancellation of                  shares and                  shares of our outstanding non-voting restricted stock to satisfy income tax obligations due upon the vesting of such restricted stock, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part; (vi) the reclassification of all outstanding shares of our voting common stock and shares of our voting common stock underlying outstanding equity awards, after giving effect to the conversions described above, into an equivalent number of shares of common stock immediately prior to the closing of this offering; and (vii) stock-based compensation expense of $                associated with RSUs and shares of outstanding restricted stock subject to service-based, market-based, and/or liquidity event-based vesting conditions for which the service-based vesting condition and the market-based vesting condition, as applicable, are expected to have been fully or partially satisfied on or before the effectiveness of the registration statement of which this prospectus forms a part and which we expect to recognize in connection with the effectiveness of the registration statement, which will satisfy the liquidity event-based vesting condition, as further described in Notes 2 and 12 to our consolidated financial statements included elsewhere in this prospectus.

(2)

The pro forma as adjusted column gives effect to (i) the pro forma adjustments set forth immediately above in footnote (1) and (ii) the sale and issuance by us of                  shares of our common stock in this offering at the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds to satisfy the assumed withholding tax obligations described in footnote (1) above.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash, cash equivalents, and marketable securities, working capital, total assets, additional paid-in capital, and total stockholders’ equity by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the amount of cash, cash equivalents, and marketable securities, working capital, total assets, additional paid-in capital, and total stockholders’ equity by approximately $                 million, assuming the assumed initial public offering price of $                 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Pro forma adjustments in items (iv) and (vi) of footnote (1) above and the pro forma as adjusted information are illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)	Working capital is defined as current assets less current liabilities.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Key Business and Non-GAAP Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key business and non-GAAP metrics, among others, to help us evaluate our business, identify trends affecting our performance, formulate business plans, and make strategic decisions.

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions, except percentages)
Orders	49	172	223	108	132
GTV	$5,144	$20,736	$24,909	$12,512	$14,356
Gross profit (loss)	$(18)	$879	$1,226	$579	$769
Net income (loss)	$(531)	$(70)	$(73)	$10	$(74)
Net income (loss) as a percent of GTV	(10.3)%	(0.3)%	(0.3)%	0.1%	(0.5)%
Adjusted EBITDA(1)	$(454)	$134	$34	$65	$(20)
Adjusted EBITDA as a percent of GTV(1)	(8.8)%	0.6%	0.1%	0.5%	(0.1)%

(1)

Adjusted EBITDA and Adjusted EBITDA as a percent of GTV are not calculated in accordance with generally accepted accounting principles in the United States, or GAAP. For more information regarding our use of Adjusted EBITDA and Adjusted EBITDA as a percent of GTV and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Non-GAAP Metrics.”

See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Non-GAAP Metrics” included elsewhere in this prospectus for a description of, and additional information about, these key business and non-GAAP metrics.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the trading price of our common stock could decline, and you may lose some or all of your original investment.

Risks Related to Our Business and Industry

We have a history of losses, and we may be unable to sustain or increase profitability.

We have experienced net losses for each year since inception. We generated net income (loss) of $(531) million, $(70) million, and $(73) million for the years ended December 31, 2019, 2020, and 2021, respectively, and $10 million and $(74) million for the six months ended June 30, 2021 and 2022, respectively. As of December 31, 2021 and June 30, 2022, we had an accumulated deficit of $1.4 billion and $1.5 billion, respectively. We will need to generate and sustain increased revenue and manage our costs to sustain or increase profitability.

Our ability to generate profit is highly impacted by growth in our diversified revenue streams and our ability to drive operational efficiencies in our business to generate a better margin. Our efforts to maintain and increase our profitability may not succeed due to factors such as evolving consumer behavior trends in grocery shopping, including as the COVID-19 pandemic subsides, the impacts of future COVID-19 variants and outbreaks, customer engagement and retention, changes in our revenue mix, the costs associated with complying with evolving regulatory regimes, our ability to hire and retain highly skilled personnel, our ability to effectively scale our operations, and the continuing evolution of the online grocery industry, many of which are beyond our control. In particular, while we have experienced significant revenue growth in recent periods due to increased demand for online grocery shopping driven primarily by the COVID-19 pandemic, we expect this growth rate to decline in future periods as the pandemic subsides.

Our ability to generate profit also depends on our ability to manage our costs. We have expended and expect to continue to expend substantial financial and other resources, and experience net losses in the near term, to:

•	increase the engagement of customers, retailers, brands, and shoppers;

•	drive adoption of Instacart through marketing and incentives and increase awareness through brand campaigns;

•	enhance Instacart with new offerings, use cases, fulfillment options, and functionality, including through strategic investments and expanded technologies; and

•	invest in our operations to continue scaling our business to achieve and sustain long-term efficiencies.

We may discover that these initiatives are more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these expenses or realize the benefits we anticipate. Certain initiatives may also require incremental investments or recurring expenses and may not be accretive to revenue growth or margin for a longer time period, if at all. Many of our efforts to increase revenue and manage operating costs are new and unproven given the unique and evolving complexities of our business and the evolving nature of the online grocery industry. Any failure to adequately increase revenue or manage operating costs could prevent us from sustaining or increasing profitability. As we expand our offerings to include new use cases, fulfillment options, additional geographic markets, or retail categories adjacent to grocery, our offerings

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for these new use cases and fulfillment options, or in these geographies or retail categories, may be less profitable than the markets in which we currently operate. For example, we may make concessions to retailers that are designed to maximize profitability in the long term but may decrease profitability in the short term. We may also incur higher operating expenses as we implement strategic initiatives, including in response to external pressures such as competition, retailer consolidation, and evolving consumer behavior trends in grocery shopping. For example, we expect to incur increased sales and marketing expenses as well as customer incentive costs in the near term, as the recent acceleration in demand for online grocery shopping stemming from the COVID-19 pandemic slows. Additionally, we may not realize the efficiencies we expect to achieve through our efforts to scale the business, reduce friction in the shopping experience, and optimize costs such as payments to shoppers, payment processing, customer and shopper support, and shopper acquisition and onboarding costs. We will also face greater compliance costs associated with the increased scope of our business and being a public company. We may encounter unforeseen operating expenses, difficulties, complications, delays, and other factors, including as we expand our business, execute on strategic initiatives, and address future COVID-19 variants and other public health outbreaks, which may result in losses in future periods.

As such, due to these factors and others, we may not be able to sustain or increase profitability. If we are unable to sustain or increase profitability, the value of our business and the trading price of our common stock may be negatively impacted.

We have experienced rapid growth, operational and strategic expansion, and related impacts to margin and profitability in recent periods. Such historical trends, including growth rates, may not continue in the future.

We have grown rapidly over the last several years. Our GTV increased from $5,144 million for the year ended December 31, 2019 to $24,909 million for the year ended December 31, 2021, a CAGR of 120%, and from $                for the                months ended                , 2021 to $                for the                months ended                , 2022, and our revenue increased from $214 million for the year ended December 31, 2019 to $1,834 million for the year ended December 31, 2021, a CAGR of 193%, and from $                 for the                months ended                , 2021 to $                for the                months ended                , 2022. Our recent rapid growth has also resulted in increased costs as we expanded our operations to scale our business and address increased customer demand.

Our recent rapid growth and related changes to our business and operations have been driven in part by the rapid evolution of the online grocery shopping industry, as well as the other retail categories in which we operate, which may not develop as we expect. In particular, our growth rate has been impacted significantly by the recent increase in demand for online grocery shopping driven primarily by the COVID-19 pandemic, which led to significant demand for our offerings. However, we do not expect the growth rates we experienced at and following the outset of the COVID-19 pandemic to continue, and the increased demand for our offerings and the online grocery industry as a whole that was generated by the effects of the pandemic has decreased since 2020 and could further decrease from current levels, as the circumstances that accelerated the growth of our business during the pandemic subside. For example, as these effects subside, consumers may decide to shop in stores for themselves or change their online ordering habits, and any such changes to consumer behavior may also cause retailers to reduce their engagement with Instacart if they perceive these changes to decrease the economic benefit they derive from partnering with us. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19 Impact on Our Business.” Consumer shopping behavior may also be impacted by macroeconomic trends connected to the COVID-19 pandemic, such as inflation and any associated decrease in consumer discretionary income. For example, decreases in consumer discretionary income due to inflationary or recessionary economic pressures may result in decreased customer retention or reduce demand for premium or discretionary grocery purchases. Further, we expect to increase our sales and marketing campaigns and customer incentive initiatives to continue engaging existing customers and acquire new customers as the impact of the COVID-19 pandemic subsides, which may initially reduce our revenue and profitability and may not be successful in growing our revenue or maintaining profitability. We also expect future trends in our revenue, margin, and profitability to vary in ways that we may not anticipate or

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predict, including as we experience shifts in revenue mix and customer preferences in fulfillment options, changes in consumer use cases (including as we introduce new use cases), and changes in average order value. These variations may be driven by external factors, such as the decreasing impact of the COVID-19 pandemic, as well as our strategic initiatives, such as investments in new technologies and offerings, the focus on increasing GTV from Instacart+ members, and our strategic focus on further scaling our operations to improve our margin and profitability. New COVID-19 variants or public health outbreaks may also result in temporary increases in demand for our offerings that may not be sustained once the variant or outbreak is contained. Further, our margin and profitability may be negatively impacted during such periods if we do not adequately anticipate such demand to cost-effectively address the increase in customer activity, such as through shopper incentives. We cannot be certain whether we will drive greater engagement from new customers, retailers, or brands or maintain the current level of demand for our offerings over the long term, nor the degree of impact that subsiding effects of the COVID-19 pandemic will have on the number of retailers, brands, or shoppers who are active on Instacart. Overall growth of our GTV and revenue depends in part on our ability to manage changes to our business and operations relating to the COVID-19 pandemic, especially as the impact of the COVID-19 pandemic subsides. As a result of the foregoing, our recent growth rates and financial performance should not necessarily be considered indicative of our future performance and results of operations.

Our metrics, including revenue and GTV, may also decline or fluctuate in the future as a result of other factors, including other macroeconomic factors (such as supply chain constraints and labor force participation levels), increasing competition, and the maturation of our business, among others. Overall growth of our GTV, revenue, and margin depends on a number of factors, including our ability to:

•	attract new customers, retailers, brands, and shoppers, including through effective pricing of our offerings, and expand our relationships with existing customers, retailers, brands, and shoppers;

•	accurately forecast our revenue and plan our operating expenses and investments for future growth;

•

successfully compete with other companies that are currently in, or may in the future enter, the markets in which we compete, and respond to developments from these competitors such as pricing changes and the introduction of new services;

•	hire, integrate, and retain talented sales, customer service, engineering, and other personnel;

•	comply with existing and new laws and regulations applicable to our business;

•	successfully expand in existing markets and enter new markets, including new geographies, adjacent retail categories, and new fulfillment models;

•	increase the adoption of our Instacart+ membership program to drive increased customer engagement;

•

successfully launch new offerings and enhance Instacart and its features and use cases, including in response to new trends or competitive dynamics or the needs of customers, retailers, brands, and shoppers;

•	increase the revenue generated by our Instacart Ads offerings;

•	successfully identify and acquire or invest in businesses, products, or technologies that we believe could complement or expand our offerings;

•	avoid interruptions or disruptions in our services;

•	provide customers, retailers, and shoppers with high-quality support that meets their needs;

•

effectively manage growth of our infrastructure, personnel, and operations, particularly if our workforce becomes increasingly distributed as we implement a hybrid workforce model, which we refer to as our Flex First workforce model, that permits employees to elect to work remotely on an indefinite basis;

•	effectively manage our costs related to our fulfillment methods; and

•	maintain and enhance our reputation and the value of our brand.

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As a result, you should not rely on our GTV, revenue growth rate, or other key business metrics for any prior quarterly or annual period as an indication of our future performance.

We also expect to continue to expend substantial financial and other resources to grow our business, and we may fail to allocate our resources in a manner that results in increased GTV or revenue growth or improved margin. If our GTV or revenue growth rates decline or our margin is negatively impacted, investors’ perceptions of our business and the trading price of our common stock could be adversely affected.

We have a limited history operating our business at its current scale, scope, and complexity in an evolving industry, which makes it difficult to plan for future operations and strategic initiatives, predict future results, and evaluate our future prospects and the risks and challenges we may encounter.

We significantly scaled and expanded our business and operations in 2020 and 2021, largely in response to the effects of the COVID-19 pandemic, which has led to unprecedented usage of our offerings from new and existing customers and significant changes to the online grocery industry. Accordingly, we have limited experience in, and data and results from, operating our business at its current scale, scope, and complexity and in a rapidly evolving industry environment. As a result, our ability to plan for future operations and strategic initiatives, predict future results of operations, and plan for and model future growth in revenue and expenses and prospects is subject to significant risk and uncertainty as compared to companies with longer and more consistent operating histories and in more stable macroeconomic environments and industries. In particular, we face risks and challenges relating to our ability to, among other things:

•	accurately forecast our revenue and budget for and manage our expenses;

•	attract new customers, retailers, brands, and shoppers and retain or increase the engagement of existing customers, retailers, brands, and shoppers in a cost-effective manner;

•	comply with existing and new laws and regulations applicable to our business;

•	plan for and manage capital expenditures;

•	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

•	maintain and enhance the value of our reputation and brand;

•	effectively manage our growth as the market for online grocery shopping continues to evolve;

•	successfully expand our geographic reach;

•	hire, integrate, and retain talented people at all levels of our organization; and

•	successfully maintain and enhance Instacart and our technology infrastructure for customers, retailers, brands, and shoppers.

Any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer history operating our business at its current scale, scope, and complexity, operated in a more predictable market, or had less uncertainty regarding levels of demand for our offerings, in each case due to the effects of the COVID-19 pandemic and its variants. For example, as we expanded our business to address increased demand stemming from the COVID-19 pandemic, we introduced new features, use cases (such as convenience and prepared meals), fulfillment options (such as pickup and ultrafast delivery), and functionalities in our offerings, and made strategic investments in new technologies and initiatives, such as nano-fulfillment facilities. We have also invested heavily in Instacart Ads and grew the number of brand partners. Our future growth depends on the perceived value of our expanded offerings as a whole to retailers, customers, shoppers, and brand partners, as well as our ability to balance the effects of various strategic initiatives, including our focus on further scaling our operations to improve our margin and profitability. For example, as we promote Instacart+ to customers to increase customer loyalty and order volume, we may experience lower average order value from such customers. We have limited experience operating this expanded business model and may not be able to accurately predict

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and plan for the impacts to our growth rates, revenue mix, margin and profitability, as well as outside factors such as changes in consumer shopping behavior, retailer preferences, competition, and macroeconomic factors. We may also have difficulty predicting the timing and effect of future public health outbreaks or variants of COVID-19, which may cause significant fluctuations in demand for our offering. During these periods, customers may change their preferences in use cases and fulfillment options as compared to prior periods, which may be difficult to predict and result in short-term changes in our results of operations. We may also fail to anticipate and plan for shopper shortages resulting from temporarily increased customer demand, or may predict and plan for a surge in demand, such as by proactively increasing shopper incentives, that does not ultimately occur, either of which may harm our revenue and result in higher costs and reduced margin.

Our limited history and experience operating our current business may also negatively impact our ability to plan strategic investments and initiatives to further expand our business and offerings, including to support our retail partners, brand partners, shoppers, and customers, certain of which may require significant capital expenditures and future operating expenses that may be difficult to forecast. In addition, existing and future operational and strategic initiatives may have lengthy return on investment time horizons, such as brand marketing campaigns and new marketing and consumer awareness strategies. As a result, we will not be able to adequately assess the benefits of such initiatives until we have made substantial investments of time and capital, resulting in high opportunity costs. The online grocery industry and competitive landscape also continue to evolve, which will require us to address shifting competitive pressures and further stresses our ability to plan for operational and strategic initiatives and forecast our future results of operations. We are also devoting significant resources to bolster our capacity and information technology infrastructure, financial and accounting systems and controls, sales and marketing and engineering capacities and headcount, operations and support infrastructure, and employees in geographically dispersed locations to service new and existing customers. We may not successfully accomplish any of these objectives in a timely manner or at all.

We also have limited experience operating our business at current scale under economic conditions characterized by high inflation or in economic recessions. We are currently operating in a more volatile inflationary environment due to macroeconomic conditions. The principal inflationary factors affecting our business are higher prices of products offered by retail partners through Instacart, including due to higher raw material costs, shipping and freight costs, higher fuel prices that are borne by our partners, and reductions in consumer discretionary spending. Higher merchant prices, resulting in increased grocery costs, reduced consumer discretionary spending, and shortages of EBT SNAP benefit allotments, could negatively impact consumer demand for online grocery as consumers return to in-store shopping to save on service and delivery fees and also reduce order frequency, drive lower order volume, and decrease average order values as customers generally reduce their grocery budgets. As a result, we may experience lower GTV and orders, which would negatively impact our revenue and margin. Customers may also reduce spending on more expensive or discretionary products or reduce the number of items purchased overall, and our brand partners may reduce their overall advertising budgets, either of which could harm our revenue and margin. We may also not be able to fully offset higher costs through operational efficiencies and/or price increases, and while certain of our new offerings are focused on value, these may not offset pricing challenges faced by customers and general negative impacts of inflationary pressures. Increased fuel prices as a result of supply chain and other macroeconomic factors may also result in fewer shoppers or reduced shopper activity. While we have implemented certain shopper incentives in response to these factors, such as fuel subsidies, persistent or increased shopper shortages may require us to further increase shopper incentives to ensure sufficient shoppers are available to meet demand or provide additional customer incentives or refunds due to shopper delays or incorrect orders, which could reduce our revenue and profitability. Any future economic recessions may exacerbate any of these factors and introduce new challenges to our business, which we may not be able to adequately anticipate and plan given our limited experience operating our business at its current scale. Certain of our longer-term strategic initiatives may also be obstructed or have unintended effects in the event of an economic recession, which we may not be able to predict.

You should consider and evaluate our prospects in light of the risks and uncertainties frequently encountered by growing companies in rapidly evolving markets, in particular, markets that are or could be materially

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impacted by global pandemics and economic recessions such as the online grocery industry. If our assumptions regarding the risks and uncertainties that we consider in planning and operating our business are incorrect or change, or if we do not address these risks and uncertainties successfully, including due to the lack of historical data from and experience in operating our business at its current scale, scope, and complexity as well as the evolution of our business and the online grocery industry driven by impacts of the COVID-19 pandemic or other factors, our results of operations could differ materially from our expectations, and our business, financial condition, and results of operations could be adversely affected.

If we fail to cost-effectively acquire new customers or increase the engagement of our existing customers, including through effective marketing strategies, our business would be harmed.

The growth of our business is dependent upon our ability to continue to grow our offerings by cost-effectively increasing our engagement with existing customers and acquiring new customers. If we fail to do so, the value of our offerings will be diminished, and we may have difficulty attracting and engaging retailers and brands. The number of customers and their level of engagement on Instacart may decline materially or fluctuate as a result of many factors, including, among other things:

•	future COVID-19 variants and outbreaks, or a future outbreak of disease or similar public health concern;

•	dissatisfaction with the operation of, or pricing on, Instacart, including our customer support services;

•

the perceived or actual quality of service provided by shoppers, such as picking the wrong item, making a poor substitution for out-of-stock items, failing to deliver items on a timely basis or at all, or customers having negative experiences in their interactions with shoppers, particularly during demand surges;

•	the perceived or actual quality of service, quality, pricing, and availability of products provided by retailers;

•	the breadth and variety of retailers that are available to customers on Instacart, including retailers with whom we have a limited or informal arrangement for availability on Instacart;

•	negative publicity related to our brand, including as a result of safety incidents and other events;

•	perceived or actual public policy positions;

•	failure to maintain good relationships with shoppers resulting in fewer shoppers available for customers, particularly during peak demand; or

•	dissatisfaction with new and current offerings, or changes we make to our offerings.

Although we believe that many customers originate from word-of-mouth customer acquisition and other non-paid referrals, we expect to continue to expend resources for sales and marketing and consumer acquisition, including through offering discounts and running promotions, all of which could impact our overall profitability. In particular, we have increased and may continue to increase such expenditures, discounts, and incentives as part of broader brand marketing campaigns and new consumer awareness strategies, as the circumstances that accelerated the growth of our business stemming from the effects of the COVID-19 pandemic subside. If we are not successful in our marketing efforts, we may not be able to retain our existing customers or convert first-time customers, including those using customer incentives such as discount promotions, into customers who regularly use and engage with our offerings. These customers, many of whom engaged with or joined Instacart during the COVID-19 pandemic, may return to in-store shopping for various reasons, many of which may not be within our control, and we have experienced and may continue to experience lower retention among our customer cohorts acquired during the COVID-19 pandemic and resulting variant outbreaks. We may also fail to achieve or maintain sufficient customer engagement with our platform due to inflationary or recessionary economic pressures that result in decreases in consumer discretionary income, as well as other shifts in consumer shopping behaviors. Further, we may not be able to accurately assess the effectiveness of our marketing campaigns and strategies in

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acquiring new customers or increasing existing customer engagement for several periods. Effectiveness of our marketing strategies may also be obfuscated due to temporary or periodic external factors, such as future COVID-19 variants and outbreaks, macroeconomic events, and changes in the regulatory landscape. Further, we have limited experience designing and conducting large scale brand marketing campaigns and consumer awareness strategies in the context of the evolving online grocery industry and competitive landscape and shifting consumer preferences, including due to the COVID-19 pandemic. Failure to effectively design and conduct such campaigns and strategies may negatively impact our ability to acquire new customers and increase engagement with existing customers, which would harm our revenue growth and business. Even if we are successful in attracting new customers or reengaging customers that have stopped using Instacart, such customers may have overall decreased engagement with Instacart or total spend, including due to macroeconomic factors such as higher inflation, a shift toward lower GTV or margin use cases such as convenience or pickup orders, and the subsiding effects of the COVID-19 pandemic. Consumers also have different grocery needs and preferences depending on demographics, and these priorities may shift as they age. We face heavy competition for consumers in certain demographics, including those in younger age groups who prioritize use cases, features, and fulfillment options that are different from customers in older age groups, such as convenience and specific product categories. If we do not successfully address the current and future needs of consumers in different demographics, primarily certain age groups, including through brand marketing campaigns and introduction and promotion of relevant use cases, features, fulfillment options, and other functionalities, we may be unable to attract new customers and we may also experience increased customer churn, including to competitors, and our business and revenue may be harmed.

Many customers initially access Instacart to take advantage of certain promotions, such as discounts and other reduced fees. We strive to demonstrate the value of our offerings to such customers, thereby encouraging them to access Instacart regularly or subscribe to Instacart+, through prompts, notifications, and time-limited trials of Instacart+ and other offerings. However, these customers may never convert to paying Instacart+ members or access Instacart after they take advantage of our promotions. Further, our initiatives to retain customers, such as encouraging them to subscribe to Instacart+ or providing additional use cases and fulfillment options, may result in negative impacts to other metrics. For example, an increase in Instacart+ orders, changes in product categories shopped, or a shift toward convenience and ultrafast orders, may result in a decrease in average order value. Such shifts may also negatively impact certain retailers’ actual or perceived benefit from engaging with Instacart. We may also fail to retain customers, or increase demand for full-price or paid services, due to negative impacts to our reputation and brand, including due to complaints and negative publicity about us, our offerings, or our competitors, even if factually incorrect or based on isolated incidents. For example, if we are unable to increase shopper availability during demand surges, including due to future COVID-19 variants and outbreaks, customers may experience delays in receiving orders or incorrect order fulfillment, which may harm our brand and reputation. In addition, inventory shortages at our retail partners, which are not within our control, may also negatively impact consumers’ perception of our offerings. Failure to retain existing customers or acquire new customers may also harm our relationships and commercial arrangements with retailers and brand partners as well as our ability to attract new retailer and brand partners. Increases in the fees that we charge our customers, including recent increases, may also reduce overall engagement by our customers or negatively impact new customer acquisition. If we are not able to continue to expand our customer base or fail to drive greater engagement of customers or increase demand for our full-price or paid services, such as Instacart+, while balancing the interests of other constituents on Instacart, our revenue may grow slower than expected or decline, and our margin may be negatively impacted.

The success of our business is dependent on our relationships with retailers. The loss of one or more of our retail partners or reduction in their engagement with Instacart could harm our business.

In order to attract and expand our relationships with consumers, brands, and shoppers, we must attract new retailers and maintain our relationships with existing retailers. Consumers have strong preferences for their favorite retailers due to the trust these brands have created over generations, and our ability to increase consumer

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and brand adoption of Instacart relies on our ability to maintain our retail partners and maintain or increase their engagement with our offerings.

Our ability to attract and retain retailers depends on our ability to generate revenue for them. Retailers will not continue to do business with us if they do not believe that joining and engaging with Instacart will generate a competitive return relative to other alternatives, including from our competitors. Retailers have in the past, and could continue to choose, to partner with other online grocery platforms (exclusively or otherwise) or develop or acquire their own online grocery platforms, in either case in a specific geographic market or overall. Retailers may also choose to develop, acquire, or partner with other companies (exclusively or otherwise) for access to products and offerings for specific use cases, fulfillment options, features, or technologies, such as brand advertising and retail media platforms, prepared meals, shopping cart or checkout technologies, and others. Our future growth depends in part on our ability to not only engage new retailers but also to expand existing retailer engagement with Instacart. However, retailers may decrease their engagement with Instacart based on factors which may not be within our control or whose impacts are difficult to predict. In particular, the COVID-19 pandemic, and related macroeconomic effects such as supply shortages and inflation, resulted in fluctuations in consumer shopping behaviors and preferences, which continue to evolve as new COVID-19 variants and outbreaks emerge and are difficult to predict. For example, as the impacts of the COVID-19 pandemic subside, we have experienced and may continue to experience lower average order values from our customers, which may provide for less favorable economics for certain of our retail partners, including if we determine to increase fees as a result. Further, as we expand our own offerings, changes in the mix of consumer engagement with our existing and new use cases, fulfillment options, features, and technologies, as well as any changes in online shopping behaviors, may also result in a decrease in engagement for certain retailers, due to less favorable economics or changes in retailers’ strategic focus. We may not be able to accurately predict the extent of the impact of the factors above on our business and growth initiatives and resulting new trends in retailer strategies and preferences, including due to our limited experience in operating our business at its current scale, scope, and complexity and limited historical data regarding impacts of these factors, which may harm our revenue growth, margin, and results of operations.

We enter into services agreements with our retail partners that provide for service fees in exchange for providing access to our technology solution. We recognize revenue as either a per transaction fee, a percentage of the total purchase value from the sale of goods, the difference in price between amounts charged to customers for goods and the actual settlement price to the retailer for the goods, or a combination thereof. Payment by retailers is generally due immediately to 45 days upon receipt of invoice. Retailers could decide to not renew their agreements or ask to modify their agreement terms in a cost-prohibitive or strategically detrimental manner when their agreements are up for renewal, including due to macroeconomic uncertainty, changes in customer shopping behavior and preferences on Instacart and among our use cases, fulfillment options, and other offerings. For example, we may need to reduce the fees we charge to attract and retain retailers, modify payment processing arrangements, or make other changes that reduce our transaction revenue, including due to competition, retailer business downturns, lower average order values, and other factors. Retailers may also determine to shift away from exclusive arrangements with us for various reasons, including to partner with additional online grocery companies. Our inability to maintain our relationships with retailers on terms consistent with those already in place and that are otherwise favorable to us could increase competitive pressure and otherwise adversely affect our business, financial condition, and results of operations. Retailer consolidation may also result in a decrease in or cessation of engagement with Instacart. For example, Whole Foods Market, which was a significant retail partner in 2018, ceased using our services in May 2019 following its acquisition by Amazon.com, which operates its own online grocery platform. Retailers could also experience downturns or fail, including due to macroeconomic pressures and future public health crises, fail to adopt additional offerings or fulfillment methods, or cease using Instacart altogether. The grocery industry has traditionally been slow to adopt new technologies, fulfillment options, and online enablement in general, including due to lack of confidence in the online grocery industry, preference for in-store shopping due to resulting organic shopping behaviors, or general resistance to adopting Instacart, and is typically characterized by comparatively lower margin and high cash needs. As a result, we have at times experienced, and may continue to experience, slower adoption and

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implementation of our offerings by our retail partners. If we lack a sufficient variety and supply of retailers, or lack access to the most popular retailers, such that Instacart becomes less appealing to consumers and brands, our business may be harmed.

We currently generate significant revenue and GTV from a small number of retailers. Our top three retailers accounted for approximately 45% of our GTV for the year ended December 31, 2020 and 43% of our GTV for the year ended December 31, 2021. While we expect that the revenue and GTV from our largest retail partners will decrease as a percent of our total revenue and GTV over time as we generate more revenue and GTV from other retailers, we also believe that revenue and GTV from our largest retailers may continue to account for a significant portion of our revenue and GTV for the foreseeable future. If any of these retailers were to suspend, limit, or cease their operations or otherwise terminate their relationships with us, the attractiveness of Instacart to consumers and brands could be materially and adversely affected.

If we fail to cost-effectively engage shoppers on Instacart, or attract new shoppers, our business could be harmed.

Shoppers pick and deliver goods to customers on Instacart. We enter into agreements with shoppers for them to provide fulfillment services to customers through Instacart and our technology. Our agreements with shoppers generally remain in effect until terminated by the shopper or us. Shoppers may generally terminate their agreements with us at any time by providing us written notice and such agreements do not provide for any exclusivity.

If there are not enough shoppers on Instacart, customer orders may be late, may go unfulfilled, or may be incorrectly fulfilled, which would have a negative effect on those impacted customers and retailers and consequently on our business. If there are too many shoppers on Instacart, there may be an insufficient number of customers placing orders to keep shoppers occupied, engaged, and satisfied with their earnings potential on Instacart. If we are unable to attract shoppers on favorable terms or increase utilization of Instacart by existing shoppers, if we lose shoppers on Instacart, or if shoppers determine it is no longer economically worthwhile to provide services on Instacart due to factors beyond our control, including the costs of gasoline, vehicles, or insurance, changes in consumer behaviors in grocery shopping (such as smaller order sizes), actual or perceived economic advantages of providing services to other companies that engage independent contractors, including our competitors, our growth objectives and our business and prospects could be seriously harmed.

The number of shoppers on Instacart could decline or fluctuate as a result of a number of factors, including shoppers choosing not to provide their services through Instacart as a result of being dissatisfied with their earnings potential, our pay model, shopper incentives, or our retail partners, having a poor experience on Instacart, or deciding to pursue other work opportunities. For example, shoppers may prefer to provide services to other companies that engage independent contractors if these companies provide benefits such as insurance or if shoppers simply prefer other app-based work opportunities, such as passenger transportation or restaurant delivery, for non-economic reasons. Many shoppers provide services part-time and have other independent contracting work or employment. Factors outside of our control, such as improvements in labor markets, may cause shoppers to cease providing services on Instacart and become full-time employees elsewhere. Shopper dissatisfaction has in the past resulted in shopper protests and shoppers choosing not to provide their services through Instacart, and related bad press. Any protests or refusals to provide services may result in interruptions to our business or negative publicity and may otherwise harm our business and reputation. While we have implemented strategic initiatives and commitments to bolster our reputation with shoppers in the past, and intend to continue implementing such initiatives and commitments in the future, there can be no assurance that these will be effective to retain shoppers and maintain or improve our reputation with shoppers.

From time to time, we have experienced, and expect to continue to experience, shopper shortages, often due to factors that are not within our control and which may be difficult to predict. We provide shoppers with significant flexibility in when, where, and how they wish to shop. Shoppers are also permitted to provide services on other app-based platforms. To the extent that we experience shopper shortages, we may need to provide or

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increase incentives to shoppers in order to attract them to Instacart, which would negatively impact our financial results. If we do not accurately predict consumer demand surges, including due to lack of historical data for our current scale and scope of operations and due to future COVID-19 outbreaks or variants, we may not be able to attract enough shoppers to fulfill orders in a timely manner even with shopper incentives, which would harm our margin and financial results. Our expectations and predictions for shopper needs and preferences may be inaccurate or incomplete, and as a result, shopper incentives may also simply fail to attract sufficient shoppers to address demand, including if shoppers do not value the incentives provided compared to their other work or activities. Similarly, if shopper shortages lead to the inability of customers to place orders through Instacart, we may lose customers to another online grocery platform or to other modes of shopping. Shopper shortages may also lead to an increase in the number of customer orders needing to be fulfilled by each shopper, which may result in late customer order deliveries or incorrect order fulfillment. Finally, the loss of customer orders due to a lack of shoppers to fulfill them or due to incorrect order fulfillment may reduce the perceived value of our offerings to retailers, who may in turn leave Instacart.

In addition, legislators and regulators may pass laws or adopt regulations in the future requiring shoppers in the applicable jurisdiction to undergo a materially different type of qualification, training, licensure, screening, or background check process, which could be costly and time-consuming. These new laws may also fix minimum levels of compensation for shoppers, or require us to disclose additional details about orders, prices, and shopper earnings, which could force us to create new administrative processes and negatively affect our ability to attract and retain retailers, customers, or shoppers. Court decisions interpreting or otherwise affecting such laws regarding shopper classification or shopper pay and benefits may also negatively affect our ability to attract and retain retailers, customers, or shoppers. Even if not costly or time-consuming, such changes could reduce the number of shoppers in those markets or extend the time required to recruit new shoppers to Instacart, which would adversely impact our business and growth.

Often, we are forced to make tradeoffs between the satisfaction of various constituents on Instacart, as a change that one category views as positive may be viewed as negative to another category. For example, certain measures that we take to protect against fraud, help increase safety, and prevent privacy and security breaches, such as imposing certain qualifications for shoppers and terminating access to Instacart for shoppers with reported incidents, may be popular with consumers, but may also damage our relationships with shoppers or discourage or diminish their use of Instacart. Certain measures we take to incentivize shoppers, such as smaller windows for reducing tips after an order is complete, may be popular with shoppers, but may also be viewed negatively by consumers who wish to have more flexibility over tipping. Further, increased shopper flexibility in when, where, and how to shop may result in shopper shortages during periods of peak demand, which may cause frustration with customers and retailers. If we do not adequately balance the tradeoffs among the various constituents on Instacart, and continuously assess such tradeoffs in the context of prevailing market and competitive factors, our business may be harmed.

The COVID-19 pandemic has had a significant impact on our business, and there is uncertainty regarding its future impact on our business, operations, and the markets and communities in which we, consumers, retailers, brands, and shoppers operate.

The COVID-19 pandemic has had a significant impact on the markets and communities in which we and consumers, retailers, brands, and shoppers operate. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, and financial condition will depend on future developments that are uncertain and cannot be accurately predicted. While there have been vaccines developed and administered, and the spread of COVID-19 may eventually be contained or mitigated, we cannot fully predict how businesses, consumers, shoppers, or our partners, including retailers, will operate in a post-COVID-19 environment. In fact, new variants, such as Delta and Omicron, caused significant waves of cases of COVID-19 during 2021, which impacted our business and our ability to anticipate customer usage, consumer behaviors in grocery shopping, and other aspects of and impacts to our business, a trend that we expect will continue in the future. The impacts of the COVID-19 pandemic have also resulted in significant changes to demand for our offerings and our business in

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general over a limited time period. As a result, we have limited data from and experience operating our business in the COVID-19 and post-COVID-19 environment, which may negatively impact our ability to effectively anticipate trends in our business and plan and execute strategic growth initiatives. There is no guarantee that this pandemic will completely subside, that a future public health threat will not occur, or that the economy will recover to levels prior to the pandemic, any of which could harm our business.

The growth in the number of customers, retailers, brands, and shoppers, as well as usage by customers, of our offerings during the COVID-19 pandemic has resulted in some temporary response delays and outages, which has negatively impacted our business and operations. In addition, in response to the COVID-19 pandemic, we have invested significant financial resources across our business operations to protect the health and safety of customers, shoppers, and employees, and had to significantly modify our operations and adjust our services and technology. Operational changes at retailers, such as limiting hours of operations, the number of items that can be purchased, or the total number of individuals allowed in a store at any one time, have impacted the ability of customers to place orders through Instacart or have otherwise caused operational disruption and led to customer dissatisfaction. COVID-19 and its emerging variants have also resulted in periods of reduced shopper activity due to perceived risk of infection or health risk or renewed governmental restrictions and mandates, which may continue in the future as a result of any additional infectious variants. While certain of these effects have subsided alongside the pandemic, we cannot assure you that they will remain reduced in the future, including due to potential new variants of COVID-19 and resulting spikes in infections. For example, emerging variants have caused and may in the future cause additional surges in demand for our offerings, which may be difficult to predict in advance and may result in shopper shortages despite the availability of shopper incentives that we provide. We have invested significant financial resources, including in the form of bonuses, higher earnings and additional benefits, and organizational efforts to address these technical and operational challenges, and may continue to do so for an indefinite period of time. Further, measures taken across our business operations to address health and safety may not be sufficient to prevent health incidents. Further, due to the size, scope, and nature of our operations, the expenses we incur to protect the health and safety of shoppers and certain of our employees may be higher than similar expenses incurred by companies in other industries. We could face further operational disruptions and incur additional expenses in connection with future outbreaks or variants of COVID-19 or another pandemic, including expenses associated with our health and safety protocols and processes, that could adversely affect our business and results of operations.

In connection with public health threats, we may also be required to temporarily close our corporate offices and have some or all of our employees work remotely to comply with applicable laws and to protect the health and safety of our employees. In response to the spread of COVID-19, we required substantially all of our engineering, product management, management, and general and administrative employees to work remotely. We have since adopted our Flex First workforce model that permits such employees to elect to work remotely on an indefinite basis. We cannot guarantee that remote work arrangements will be effective, and these arrangements could have a negative impact on our operations, the execution of our business plans, our corporate culture, and productivity and availability of key personnel and other employees necessary to conduct our business. Remote work also subjects us to operational risks. For example, technologies in our employees’ and service providers’ homes may not be as robust as in our offices and could cause the networks, information systems, applications, and other tools available to employees and service providers to be more limited or less reliable than in our offices. Further, the security systems in place at our employees’ and service providers’ homes, or other remote work locations, may be less secure than those used in our offices, and while we have implemented technical and administrative safeguards to help protect our systems as our employees and service providers work remotely, we may be subject to increased cybersecurity risk, which could expose us to risks of data or financial loss, and could disrupt our business operations. There is no guarantee that the data security and privacy safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees and service providers accessing company data and systems remotely. Additionally, our business operations may be disrupted if a significant portion of our workforce is unable to work safely and effectively due to illness, quarantines, government actions, or other restrictions or measures responsive to public

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health threats, or if members of senior management or our board of directors are unable to perform their duties for an extended period of time.

In addition to the office closures, the COVID-19 pandemic related restrictions and the impact on global supply chains have resulted in certain of our business partners experiencing downturns or uncertainty in their own business operations or results of operations, including suspension or closure of their operations, which in turn may cause requests for pricing concessions or renegotiations of their contracts, any of which may impact our results of operations. Further, we have in the past postponed, cancelled, or modified, and may in the future postpone, cancel, or modify, planned investments in our business as a result of the COVID-19 pandemic, which may impact our ability to attract customers and our rate of innovation, either of which could harm our business. In addition, longer-term macroeconomic effects from the COVID-19 pandemic, such as a recession or market correction, elevated inflation rates, and global supply chain disruptions, have had and could continue to have a significant impact on consumer disposable income, demand, and spending habits, which would adversely affect our business. The disruptions in the global supply chain, including those resulting from labor shortages, closures of manufacturing facilities, transportation restrictions and limitations, war and international conflicts, and increased demand for certain consumer products, have limited, and may continue to limit, the ability of our retail partners to obtain products, maintain stock of such products in a timely and cost-efficient manner, and otherwise respond to consumer demands. Supply chain disruptions, and related efforts to mitigate these issues, have also resulted in, and may continue to result in, negative impacts to our advertising revenue as our brand partners may respond to such disruptions by reducing their advertising budgets, and in some cases pausing their campaigns, including due to related product shortages. In the first half of 2022, these factors had a negative impact on our advertising revenue, and such impact may continue in future periods. Although we do not carry product inventory, and as a result, we are not directly impacted by supply chain disruptions, product shortages have resulted in, and may continue to result in, higher rates of out-of-stock items and delivery delays by our shoppers, which have resulted in, and may continue to result in, more customer cancellations and redeliveries and overall customer dissatisfaction. In response, we regularly provide potentially dissatisfied customers with appeasement credits and refunds as well as incentives for future orders, which measures are intended to counteract any reputational harm and maintain customer satisfaction but are accounted for as direct reductions to our transaction revenue. While supply chain disruptions have not materially impacted our liquidity and capital resources, the negative impacts to our revenue have harmed, and may continue to harm, our margin and results of operations, and the resulting customer dissatisfaction and brand partner budget reductions or general disengagement from our advertising solutions may harm our prospects and strategic goals, such as continued growth in GTV and orders, deepening of our retailer relationships, and growth in Instacart+ adoption, among others. Given the uncertainty relating to global supply chain disruptions and the cascading effects for our and related industries, we cannot estimate the ultimate duration and impact of this trend on our business, results of operations, and outlook.

The COVID-19 pandemic has also resulted, and may continue to result, in significant disruption of global financial markets, which could in the future reduce our ability to access capital and negatively affect our liquidity. Given the uncertainty, we cannot estimate the impact on our future results of operations, cash flows, or financial condition. To the extent the COVID-19 pandemic and other future public health threats adversely affect our business and financial results, they may also have the effect of heightening many of the other risks described in this “Risk Factors” section. Any of the foregoing factors, or other cascading effects of the COVID-19 pandemic or other future public health threats that are not currently foreseeable, could adversely impact our business, financial performance, and condition and results of operation.

We are in the early stages of building our Instacart Ads offerings. If we fail to grow our advertising revenue, our business, financial condition, and results of operations would be negatively impacted.

We are in the early stages of building our Instacart Ads offerings and are still growing and scaling our advertising revenue model. Our agreements with brand partners provide that service fees are paid for continually promoting a brand during the duration of the contractual term. Contracts are typically less than one year in duration. We recognize revenue in the amount that we have the right to invoice, upon product coupon or free delivery

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redemption, per click for sponsored products, and ratably over the contract term or on an impression or fixed fee basis for display placements. Payment for our advertising offerings is generally due 30 to 90 days upon receipt of invoice. There is no assurance that this advertising revenue model will continue to be successful or that we will generate increasing advertising revenue. To sustain or increase our advertising revenue, we must attract new brands and encourage existing brands to maintain or increase their advertising spend on Instacart given we do not typically have long-term commitments from brands. To do this, we must expand the number of markets where we offer advertising, attract new retailers and expand our relationships with existing retailers, and increase the breadth and functionality of our advertising products to create more value for our brand partners, including new advertising formats, new measurement tools, increased brand awareness, additional customers, and other capabilities to deliver attractive return on investment to brand partners. If we are unable or choose not to develop or pursue innovative advertising models and offerings, we may not be able to grow a successful advertising business.

Changes to our advertising policies and data privacy practices, laws, legislation, or regulations, or the regulatory enforcement thereof, may affect the products that we are able to provide to brands, which could harm our business. Actions by operating system platform providers or application stores such as Apple or Google may affect our offerings or services or how we collect, use, and share data from end-user devices in connection with Instacart Ads. For example, Apple has recently implemented a requirement for applications using its mobile operating system, iOS, to affirmatively (on an opt-in basis) obtain an end user’s permission to track user activity across apps or websites or access users’ device advertising identifiers for advertising and advertising measurement purposes, as well as other restrictions. In addition, Google has announced that, in 2023, it will cease support for advertising cookies that permit the tracking of users across sites and applications and instead will introduce new advertising targeting solutions from its Privacy Sandbox. The long-term impact of these and other privacy and regulatory changes remains uncertain and may harm our growth, business, and profitability.

In addition, expenditures by brands tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse macroeconomic conditions, including the COVID-19 pandemic and its economic effects, could also adversely affect the demand for advertising and cause brands to reduce the amounts they spend on advertising. For example, we have seen and may continue to see reduced demand for advertising from brands that are exercising caution with their spending budgets and either slowing or reducing their campaigns due to, among other things, the current global supply chain disruptions resulting from the COVID-19 pandemic, when there is significant uncertainty around product availability, labor shortages, inflationary pressures, macroeconomic uncertainty, geopolitical events including the war in Ukraine, and reduced consumer confidence. These factors may also negatively impact our ability to forecast our advertising revenue. We may also experience reduced advertising demand in future periods to the extent the effects of the COVID-19 pandemic on our growth or revenue subside. The extent of the ongoing impact of these macroeconomic factors on our business and on global economic activity generally is also uncertain and may continue to adversely affect our business, operations, and financial results. Our ability to sustain or increase profitability depends in part on our advertising revenue, and failure to maintain or grow our advertising revenue could harm our prospects, business, financial condition, and results of operations, as well as impact our ability to strategically lower customer fees and invest in larger marketing campaigns, new offerings, and select geographic expansions.

The markets in which we participate are highly and increasingly competitive, with well-capitalized and better-known competitors, some of which are also partners. If we are unable to compete effectively, our business and financial prospects would be adversely impacted.

The markets in which we compete are evolving rapidly and are highly competitive with increasing competitive pressure. Our business is complex and encompasses a number of offering types and fulfillment methods.

With respect to Instacart Marketplace, our current and potential competitors include: (i) existing and well-established online grocery or shopping alternatives, including online retailers, such as Amazon and Cornershop, (ii) brick-and-mortar retailers that have their own digital offering, such as Walmart, some of which decide to partner with Instacart to complement their own offerings, (iii) companies that provide fulfillment services for third parties, including retailers, whether online or offline, such as Uber Eats, Shipt (acquired by Target), and

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DoorDash, (iv) new online retailers entering the grocery market by owning inventory, including Dashmart (owned by DoorDash), GoPuff, Getir, and Gorillas, and may include existing retailers on Instacart, which could eventually eliminate the need to partner with us or limit their use of Instacart Marketplace, and (v) companies that provide fulfillment services that focus on discrete categories of products, such as alcohol or prescription delivery, including Drizly. Most consumers currently choose to shop for themselves at brick-and-mortar grocery stores, regardless of whether we partner with the retailers that operate these stores. Also, the cost to switch between providers of online grocery shopping is low for consumers, and they have a propensity to shift to the lowest-cost or highest-quality provider, and may use more than one delivery platform.

With respect to Instacart Enterprise Platform, our current and potential competitors include: (i) companies that are focused on the online grocery enterprise services industry, as well as larger enterprise software companies that have products and services that provide retailers with some of the benefits we offer through Instacart Enterprise Platform, (ii) micro-fulfillment or automated warehouse providers that support grocery retailers’ owned and operated offerings, such as Ocado, and (iii) existing and potential retailers on Instacart who develop or may in the future develop their own enterprise eCommerce system. Our competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with others, including retailers. While there may be costs to switch between enterprise products, retailers may shift to the platform that offers the lowest service fee for their products and provides the highest volume of orders, or build their own.

With respect to Instacart Ads, our current and potential competitors include: (i) third-party platforms that assist retailers with monetization of their digital offerings for consumers, such as Criteo, Quotient, and CitrusAd (acquired by Publicis Groupe), (ii) first-party retailer-owned solutions that provide online advertising opportunities to CPG brands on their owned and operated domains, such as Amazon, Walmart, Target, and others, some of which are also retailers on Instacart, and (iii) companies that offer established online advertising products that are not specifically limited to the grocery industry, such as those offered by Google and Meta.

We also compete for shoppers with many of the same companies with which we compete for customers, as well as companies in industries unrelated to ours that offer personal task-based services. The majority of shoppers do not shop on Instacart as their primary occupation or source of income. As such, a shopper, or someone considering to be a shopper, weighs that opportunity against others, such as traditional employment, personal task-based services, school, personal time, or other options in the labor market. Because switching costs are low, shoppers may shift to another platform that has higher, or is perceived to have higher, earnings potential.

Further, while we work to expand further in the United States and Canada and potentially enter international markets, and introduce new offerings across a range of industries, many of our competitors remain focused on a limited number of products or on a narrow geographic scope, allowing them to develop specialized expertise and employ resources in a more targeted manner than we do. As we and our competitors introduce new offerings, and as existing offerings evolve, we expect to become subject to additional competition. If we are unable to offer comparable or superior offerings, our business may be adversely affected. In addition, our competitors may adopt certain of our features, or may adopt innovations that consumers value more highly than ours, which would render our offerings less attractive or reduce our ability to differentiate our offerings.

Many of our competitors are well-capitalized and are able to offer discounted or free services, shopper incentives, consumer discounts and promotions, innovative products and offerings, and alternative pricing models, which may be more attractive to consumers, retailers, brands, or shoppers than those that we offer. Competitors may also offer fulfillment options from our retail partners, despite having no formal engagement with such retailers. Further, some of our current or potential competitors have, and may in the future continue to have, greater resources and access to larger consumer and shopper bases in a particular geographic area. In addition, our competitors in certain geographies enjoy substantial competitive advantages, such as greater brand recognition, longer operating histories, larger marketing budgets, better localized knowledge, or fewer regulatory challenges. Smaller competitors may be more nimble at anticipating and meeting changing market dynamics. As a result, such competitors may be able to respond more quickly and effectively than us in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our offerings less attractive. In

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addition, future competitors may share in the effective benefit of any regulatory or governmental approvals and litigation victories we may achieve, without having to incur the costs we have incurred to obtain such benefits.

For all of these reasons, we may not be able to compete successfully against our current and future competitors. Our inability to compete effectively would have an adverse effect on, or otherwise harm, our business, financial condition, and results of operations.

Mergers or other strategic transactions by competitors or retailers could weaken our competitive position and adversely affect our business.

If one or more competitors or retailers were to merge, acquire, or partner with another competitor or retailer, the change in the competitive landscape could adversely affect our ability to compete effectively. For example, Uber acquired Postmates and Cornershop in 2020 and, in 2021, completed its acquisition of Drizly, all of which are competitors. In addition, our competitors may also establish or strengthen cooperative relationships with current or future retailers, brands, and other parties with whom we have relationships, which could limit our ability to promote our offerings to those retailers and reduce our number of customers. As a result of these and future potential acquisitions, current and future retailers may begin working more closely with other competitors with whom they have combined or otherwise established new relationships. Disruptions in our business caused by these events could adversely affect our business and results of operations.

The failure to achieve increased market acceptance of online grocery shopping and our offerings could seriously harm our business.

The market acceptance of our offerings is critical to our continued success. Historically, consumers and retailers have been slower to adopt online grocery shopping than eCommerce offerings in other industries such as consumer electronics and apparel. Grocery is a complex market, and improving upon the consumer in-store experience through an online platform is difficult due to broad consumer demands on selection, quality, value, and convenience. Grocery shopping habits and related consumer preferences are complex and diverse across and within markets and across demographics and age groups. Changing traditional grocery shopping habits is difficult, and if consumers and retailers do not embrace the transition to online grocery shopping as we expect, our business and operations could be harmed. The amount of influence we may have over these shopping habits and preferences, and the methods at our disposal to implement such influence (including marketing and incentives), may be limited, and we are dependent on external influences over shopping habits, such as the impacts of COVID-19 variants and outbreaks, and macroeconomic factors such as inflationary pressures. In particular, shopping habits and preferences vary between younger and older consumers, and to be successful, we need to effectively increase market acceptance across all age groups by increasing brand awareness and focusing marketing efforts on relevant habits and preferences. Moreover, even if more consumers begin to shop for groceries online, if we are unable to address their changing needs, or the evolving needs of retailers or brands, and anticipate or respond to market trends and new technologies in a timely and cost-efficient manner, we could experience increased customer churn and lose the support of retailers and brands, any of which would adversely affect our business and results of operations. Demand for our offerings is also affected by a number of factors beyond our control, including macroeconomic conditions, continued market acceptance of our offerings, the timing of development and release of new offerings and features by us and our competitors, technological change, brand recognition, and growth or contraction in our markets. If we fail to achieve increased market acceptance of our offerings, our business could be seriously harmed.

We expect a number of factors to cause our results of operations and operating cash flows to fluctuate on a quarterly and annual basis, which may make it difficult to predict our future performance.

Our results of operations could vary significantly from quarter to quarter and year to year because of a variety of factors, many of which are outside of our control. As a result, comparing our results of operations on a

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period-to-period basis may not be meaningful. In addition to other risk factors discussed in this section, factors that may contribute to the variability of our quarterly and annual results include:

•	our ability to accurately forecast revenue and appropriately plan our expenses;

•	macroeconomic pressures, such as inflation and supply chain disruptions;

•	the continued impact of the COVID-19 pandemic, including future variants and outbreaks of COVID-19, or other public health threats on our business;

•	revenue and fulfillment option mix shifts as we enhance Instacart with new offerings, use cases, and functionality;

•	timing of the recognition of our deferred revenue;

•	timing of strategic investments and expenditures;

•	fluctuations in operating expenses as we seek to improve efficiencies and expand our business, offerings, and technologies;

•	changes to financial accounting standards and the interpretation of those standards, which may affect the way we recognize and report our financial results;

•	the effectiveness of our internal controls;

•	the seasonality of our business; and

•	our ability to collect payments from retailers and brands on a timely basis.

The impact of one or more of the foregoing and other factors may cause our results of operations to vary significantly. In particular, we have experienced substantial recent growth stemming from the increased demand for online grocery driven primarily by the COVID-19 pandemic and have also made significant changes to our business, including through scaling our operations to meet the increased demand and implementing new business and product initiatives, which have impacted our expenses and margin. These recent historical shifts and trends are not necessarily indicative of our future performance and may obscure longer term trends in our business and results of operations. Relatedly, even as the circumstances that accelerated the growth and evolution of our business subside, we may experience sudden periods of high demand and related increased costs due to new variants or outbreaks of COVID-19. Our business also continues to be impacted by lingering effects of the COVID-19 pandemic, such as inflation and supply chain issues. As such, for these and other factors stated above, quarter to quarter and year over year comparisons of our results of operations may not be meaningful and should not be unduly relied upon as an indication of future performance.

Our operating cash flows may fluctuate significantly from period to period. We make substantial weekly payments to shoppers on Tuesdays for services delivered on Instacart. As a result, we expect our reported cash and cash flows from operating activities to be impacted based on the day of the week of each reporting period. Additionally, due to the timing of funding to a certain payment card issuer, we may experience an increase in short-term liabilities based on the day of the week of each reporting period. Due to this timing, our cash flows from operating activities may not be directly comparable from period to period.

Seasonality may cause fluctuations in our sales and results of operations.

We experience seasonality in both the number of orders and GTV on Instacart, as well as in our advertising and other revenue. We typically see lower levels of order volume growth in the second quarter and a portion of the third quarter resulting from lower usage of our offerings during the spring and summer months, followed by higher levels of order volume growth in the second half of the year during the back-to-school period and holiday season. Our rapid growth and the impact of the COVID-19 pandemic have made, and may in the future make, seasonal fluctuations difficult to detect, and the continuing effects of the COVID-19 pandemic, including future

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variants and outbreaks, may obscure future seasonality trends. In addition, during periods of inclement weather, the number of available shoppers generally decreases, while the number of orders from customers may increase, which may disrupt or obscure typical seasonal trends and make seasonal fluctuations difficult to detect. In addition, our advertising and other revenue has historically been seasonally high in the fourth quarter and seasonally low in the first quarter in a given year as a result of how advertisers deploy their budgets. Seasonality will likely cause fluctuations in our financial results on a quarterly basis. We expect these seasonal trends to become more pronounced over time if our growth slows. Moreover, other seasonal trends may develop or these existing seasonal trends may become more extreme, and the existing seasonality and customer and shopper behavior that we experience may change or become more significant, which would contribute to fluctuations in our results of operations.

If we or the third parties we rely on experience a security incident or unauthorized parties otherwise obtain access to customers’ or shoppers’ data, our data, or Instacart, Instacart may be perceived as not being secure, our reputation may be harmed, demand for Instacart and our offerings may be reduced, and we may incur significant liabilities.

Operating our business and platform involves the collection, storage, and transmission of sensitive, proprietary, and confidential information, including personal information of customers, shoppers, and personnel, our proprietary and confidential information, and the confidential information of retailers. Security incidents compromising the confidentiality, integrity, and availability of this information and our systems could result from cyber-attacks, computer malware, viruses, social engineering (including spear phishing and ransomware attacks), credential stuffing, efforts by individuals or groups of hackers and sophisticated organizations, security vulnerabilities in the software or systems on which we rely, and the malfeasance of our personnel (such as through theft or misuse). Threat actors, nation-states, and nation-state-supported actors now engage, and are expected to continue to engage, in cyber-attacks, including for geopolitical reasons and in connection with military conflicts and operations. During times of war and other major conflicts, we and the third parties upon which we rely may be vulnerable to heightened risk of these attacks, including cyber-attacks that could materially disrupt our systems and operations, supply chain, and ability to produce, sell and distribute our goods and services.

Security incidents have occurred in the past, and may occur in the future, resulting in unauthorized, unlawful, or inappropriate access to, inability to access, disclosure of, or loss of the sensitive, proprietary and confidential information that we handle. For example, we have experienced in the past, and could experience in the future, credential stuffing attacks in which malicious third parties use credentials compromised in data breaches suffered by other companies to access accounts on Instacart. While we employ security measures designed to prevent, detect, and mitigate potential for harm to our users from the misuse of user credentials on our network, these measures may not be effective in every instance.

We also rely on a number of third parties to operate our critical business systems and process confidential and personal information, such as the payment processors that process customer credit card payments. These third parties may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity, or availability of the systems they operate for us or the information they process on our behalf. We cannot be certain that our applicable contracts with these third parties will adequately limit our data security-related liability to them or be sufficient to allow us to obtain indemnification or recovery from them for data security-related liability that they cause us to incur.

In addition, in December 2021, a vulnerability in a popular logging software, Log4j, was publicly announced. If left unpatched, the Log4j vulnerability could be exploited to allow unauthorized actors to execute code remotely on a system using Log4j. We have taken steps to reduce our exposure to these vulnerabilities in our systems and have not identified any unauthorized access to our systems due to the Log4j vulnerability to date. However, we cannot guarantee that all vulnerabilities have been patched in every system upon which we are

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dependent or that additional critical vulnerabilities of Log4j or other open-source software upon which we rely will not be discovered and exploited.

Cybercrime and hacking techniques are constantly evolving, and we or the third parties we work with may be unable to anticipate attempted security breaches, react in a timely manner, or implement adequate preventative measures, particularly given increasing use of hacking techniques designed to circumvent controls, avoid detection, and remove or obfuscate forensic artifacts. While we have taken measures designed to protect the security of the confidential and personal information under our control, we cannot assure you that any security measures that we or the third parties we rely on have implemented will be effective against current or future security threats. Moreover, we and the third parties we rely on may be more vulnerable to such attacks in remote work environments, which have increased in response to the COVID-19 pandemic.

If we, or the third parties we rely on, suffer, or are perceived to have suffered, a security breach or other security incident, we may experience a loss of customer confidence in the security of Instacart and damage to our brand, reduced demand for our offerings, and disruption of normal business operations. Such an incident may also require us to spend material resources to investigate and correct the issue and to prevent recurrence, expose us to legal liabilities, including litigation, regulatory enforcement and indemnity obligations, and adversely affect our business, financial condition, and results of operations. These risks are likely to increase as we continue to grow and process, store, and transmit increasingly large amounts of data.

Interruptions or performance problems, including failure to ensure accessibility, associated with our offerings and technology capabilities may adversely affect our business, financial condition, and results of operations.

Our business and future growth prospects depend in part on the ability of our existing and potential customers and shoppers to access our offerings and technology capabilities at any time and within an acceptable amount of time. Instacart is built upon a complex system composed of many interoperating components and incorporates software that is highly extensive. Our software, including open source software that is incorporated into our code, may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our software code may only be discovered after the code has been released, and we have in the past released, and may in the future release, new software that inadvertently causes interruptions in the availability or functionality of Instacart. Bugs or errors in our software, including open source software that is incorporated into our code, misconfigurations of our systems, and unintended interactions between systems could result in our failure to comply with certain federal, state, or foreign reporting obligations, cause downtime that would impact the availability of our service to customers, retailers, brands, or shoppers, or cause incorrect calculations relating to the fees we receive from or charge to customers, retailers, brands, or shoppers. We have from time to time found defects or errors in our system and may discover additional defects or errors in the future that could result in platform unavailability or system disruption. In addition, we have experienced, and may in the future experience, disruptions, outages, and other performance problems due to a variety of other factors, including infrastructure changes, introductions of new functionality, human errors, capacity constraints due to an overwhelming number of customers accessing our offerings and technology capabilities simultaneously, website hosting disruptions, interruptions to business and operations due to malicious actors utilizing bots or other automated means to access Instacart, denial of service attacks, or other security-related incidents. In addition, retailers have experienced these issues, which have impacted the ability of customers and shoppers to place and fulfill orders with those retailers. These events have resulted in losses in revenue, though such losses have not been material to date. System failures in the future could result in significant losses of revenue, including due to losses of customers or retailers due to perceived weaknesses in our systems and protective measures. In addition, the affected party could seek monetary recourse from us for their losses, and such claims, even if unsuccessful, would likely be time-consuming and costly for us to address. Further, in some instances, we may not be able to identify the cause or causes of these performance problems or adequate remedies within an acceptable period of time.

It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our offerings and technology capabilities become more complex and customer traffic

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

increases. When our offerings and technology capabilities are unavailable or customers or shoppers are unable to access our offerings and technology capabilities within a reasonable amount of time or at all, we have experienced and may in the future experience a loss of customers, retailers, brands, or shoppers, lost or delayed market acceptance of Instacart and our offerings, delays in payment to us by retailers, injury to our reputation and brand, regulatory inquiries, legal claims against us, and the diversion of our resources. In addition, to the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition, and results of operations may be adversely affected.

If we are not able to continue to introduce new features or offerings successfully and to make enhancements to existing offerings, our ability to grow and operate our business could be adversely affected.

Our ability to attract new customers, retailers, brands, and shoppers and increase revenue from existing customers, retailers, and brands depends in large part on our ability to enhance and improve our existing offerings and to introduce new features or offerings. To grow our business and be competitive, we must develop offerings, features, and functionality that reflect the constantly evolving nature of technology and the needs of consumers, retailers, brands, and shoppers. The success of these and any other enhancements or developments depend on several factors, including their timely introduction and completion, sufficient demand, and cost effectiveness. It is difficult to accurately predict consumer, retailer, brand, or shopper adoption of new features or offerings, particularly given the impacts of the COVID-19 pandemic on the online grocery market and grocery industry in general, and related shifts in consumer shopping behavior, as well as our recent rapid growth and limited experience in operating our business at its current scale, scope, and complexity. Such uncertainty limits our ability to predict our future results of operations and subjects us to a number of challenges, including our ability to plan for and model future growth. If we cannot navigate such uncertainties or are unable to successfully develop new features or offerings or to enhance our existing offerings or otherwise overcome technological challenges and competing technologies to gain market acceptance, then our business and results of operations will be adversely affected.

Our ability to develop new offerings, features, and functionality to meet industry demands is important to remaining attractive to consumers, retailers, brands, and shoppers, and if we fail to continue to successfully innovate, we could lose existing customers, retailers, brands, and shoppers, which could impact our growth and results of operations. We are building and improving machine learning models and other technological capabilities to drive improved customer and shopper experience, as well as efficiencies in our operations, such as optimized payment processing, customer service, shopper acquisition and onboarding, automated key support workflows, and batching, picking, and routing algorithms to help shoppers work more efficiently and with greater accuracy in fulfilling orders. While we expect these technologies to lead to improvements in the performance of our offerings and operations, including inventory prediction and customer traffic prediction and management, any flaws or failures of such technologies could cause interruptions or delays in our service, which may harm our business. We are increasing our investment in product development and hiring and retaining highly skilled engineering personnel to support these efforts, but such investments may not be effective in maintaining or improving the experience for customers, shoppers, or retailers or provide a positive return on investment. Moreover, we may make these investments and other business decisions that reduce our short-term financial results if we believe that the decisions are consistent with our goals to improve our offerings, which we believe will improve our financial results over the long term. These decisions may not be consistent with the short-term expectations of our stockholders and research analysts covering us and may also not produce the long-term benefits that we expect, in which case our growth, business, financial condition, and results of operations could be adversely affected. In addition, technological innovation in the online grocery industry from our competitors or other third parties, such as automation or next generation fulfillment, could render our offerings less desirable or obsolete.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

We are making substantial investments to expand our offerings and technologies to capitalize on new and unproven business opportunities and expect to increase such investments in the future. These new ventures are inherently risky, and we may never realize any expected benefits from them.

We have made substantial investments to expand our offerings and technologies to capitalize on new and unproven business opportunities, including new fulfillment options, expansion into retail categories outside of grocery, and development of hardware products as well as automated and machine learning-enabled technologies, and we intend to continue investing significant resources in developing new technologies, tools, features, and offerings that we believe will enable our success in new markets or areas of business. For example, we have expanded our offerings to retailers in categories adjacent to the grocery industry, including alcohol, pharmacy, electronics, beauty delivery, and home improvement. In addition, through our acquisition of Caper, we are offering artificial intelligence-powered shopping carts and customer checkout solutions to our retail partners. If we do not spend our development budget efficiently or effectively on commercially successful and innovative technologies or ventures, or if we are unable to timely introduce and commercialize such offerings, we may not realize the expected benefits of our strategy. These initiatives also have a high degree of risk, as they involve nascent industries and unproven business strategies and technologies with which we have limited or no prior development or operating experience. Because these initiatives are new, they may involve claims and liabilities, expenses, regulatory challenges, and other risks, some of which we cannot currently anticipate. Certain initiatives may also involve committed incremental investments or payments over long periods of time before they become accretive to our revenue or margin, and if they never become accretive, we may be contractually obligated to make payments or incur expenses in connection with initiatives for an extended period without sufficient, or any, economic or financial benefit. For example, we have entered into warehouse leases in connection with our Carrot Warehouses offering, which involve upfront lease payment commitments. Further, our development efforts with respect to new offerings and technologies could distract management from current operations and divert capital and other resources from our more established offerings and technologies. For example, the design, development, manufacture, and distribution of hardware products produced by Caper is a new line of business for us that will require continued investment in operating expenses, headcount, and executive time and attention.

Producing and offering hardware products will also involve new or heightened risks to our business, such as manufacturing and inventory risks resulting from supply chain disruptions, user safety risks and additional expenses resulting from product defects. Although we believe these investments will improve our financial results over the long term, they may negatively impact our short-term financial results, which may be inconsistent with the short-term expectations of our stockholders. Moreover, there can be no assurance that consumer, retailer, or brand demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that offerings developed by others will render any new offerings noncompetitive or obsolete. Even if we are successful in expanding our offerings or technologies to enter new markets or areas of business, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully deriving value from these offerings or technologies. If we do not realize the expected benefits of these investments, our business, financial condition, and results of operations may be harmed.

Our marketing efforts to help grow our business may not be effective, and failure to effectively develop and expand our sales and marketing capabilities could harm our ability to increase and engage our customer base and achieve broader market acceptance of our offerings.

Promoting awareness of our offerings is important to our ability to grow our business, and attracting and engaging new customers, retailers, brands, and shoppers can be costly. Our marketing efforts currently include, without limitation, digital performance marketing that includes search, programmatic, and social; customer relationship management, or CRM, based marketing that includes push notifications, text messaging, and email marketing; and co-marketing efforts with retailers, payment providers, and brands. To drive existing customer re-engagement, we also utilize targeted promotions including time-limited free delivery offers and coupons. For

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

shoppers, we reach them primarily through digital performance marketing and through in-app prompts. Our marketing initiatives may become increasingly expensive, and we may fail to generate a meaningful return on these initiatives, if at all. For example, we expect to incur increased expenditures on our marketing and customer incentive initiatives as the circumstances that accelerated the growth of our business stemming from the effects of the COVID-19 pandemic subside, which may not result in increased revenue in the near term or at all and may harm our profitability in the near term. We also have limited experience conducting broad brand marketing campaigns and other marketing initiatives given the current scale, scope, and complexity of our business. Even if we successfully increase revenue as a result of our paid marketing efforts, it may not offset the additional marketing expenses we incur. Our marketing campaigns may also be long-term endeavors, and we may not be able to accurately assess the success of these campaigns for several periods. If our marketing efforts to help grow our business are not effective, we expect that our business, financial condition, and results of operations would be adversely affected.

In addition, our ability to grow our marketing efforts depends to a significant extent on our ability to expand our sales and marketing organization. We plan to continue expanding our direct sales force, both in the United States and in Canada and may further expand internationally in the future. We also plan to dedicate significant resources to sales and marketing programs. All of these efforts will require us to invest significant financial and other resources, including in channels in which we have limited experience to date. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, integrate, and retain talented and effective sales personnel or if our new and existing sales personnel are unable to achieve desired productivity levels in a reasonable period of time.

If we fail to maintain and enhance our brand, our ability to engage or expand our base of customers, retailers, brands, and shoppers will be impaired and our business, financial condition, and results of operations may suffer.

Maintaining and enhancing our reputation as a differentiated and category-defining company is critical to attracting and expanding our relationships with customers, retailers, brands, and shoppers. The successful promotion of our brand and the market’s awareness of our offerings will depend on a number of factors, including our marketing efforts, ability to continue to develop our offerings, and ability to successfully differentiate our offerings from competitive offerings. We expect to invest substantial resources to promote and maintain our brand, but there is no guarantee that our brand development strategies will enhance the recognition of our brand or lead to increased sales. The strength of our brand will depend largely on our ability to provide quality services at competitive prices. Brand promotion activities may not yield increased revenue, and even if they do, the increased revenue may not offset the expenses we incur in promoting and maintaining our brand and reputation. In order to protect our brand, we also expend substantial resources to register and defend our trademarks and to prevent others from using the same or substantially similar marks. Despite these efforts, we may not always be successful in protecting our trademarks, and we may suffer dilution, loss of reputation, or other harm to our brand. If our efforts to cost-effectively promote and maintain our brand are not successful, our results of operations and our ability to attract and engage customers, partners, and employees may be adversely affected. Further, even if our brand recognition and customer loyalty increase, this may not yield increased revenue for us.

Unfavorable publicity regarding Instacart, shoppers, customer service, or privacy practices could also harm our reputation and diminish confidence in, and the use of, our services. Fear of loss of customers or lack of customer adoption due to poor service quality or negative customer or shopper reviews or press may make retailers reluctant to join or remain on Instacart. The same negative network effects could occur as a result of trust and safety incidents. The loss of customers or retailers due to poor shopper performance or a trust and safety incident caused by a shopper or third party could harm our business. In addition, negative publicity related to key brands that we have partnered with may damage our reputation, even if the publicity is not directly related to us. If we fail to maintain, protect, and enhance our brand successfully or to maintain loyalty among customers, retailers, brands, and shoppers, or if we incur substantial expenses in unsuccessful attempts to maintain, protect,

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

and enhance our brand, we may fail to attract or increase the engagement of customers, retailers, brands, and shoppers, and our business, financial condition, and results of operations may suffer.

If we fail to offer high-quality support, our ability to attract and engage customers could suffer.

Customers and shoppers rely on our support personnel to resolve issues and realize the full benefits that Instacart provides. High-quality support to both customers and shoppers is also important for the expansion of Instacart’s use by our existing customers. The importance of our support function will increase as we expand our business and pursue new customers. We rely in part on support personnel and contractors in countries outside of the United States, and government actions in those countries such as curfews have in the past and could in the future slow down our systems and ability to timely respond to customer and shopper issues. If we do not help customers and shoppers quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our revenue from existing and new customers could suffer, as well as our reputation with existing or potential customers.

Our pricing methodologies are impacted by a number of factors and ultimately may not be successful in attracting and engaging customers, retailers, brands, and shoppers. Future changes to our pricing model could adversely affect our business.

Demand for our offerings is highly sensitive to a range of factors, including our strategies relating to the amount of potential earnings required to attract shoppers, incentives paid to shoppers, and the fees we charge retailers, brands, and customers. Many factors, including operating costs, legal and regulatory requirements, constraints or changes, supply chain issues, inflation, and our current and future competitors’ pricing and marketing strategies, could significantly affect our pricing strategies. There can be no assurance that we will not be forced, through competition, regulation, or otherwise, to reduce the price of delivery for customers, increase the incentives we pay to shoppers that utilize Instacart (such as fuel surcharges), reduce the fees we charge retailers or brands, or increase our marketing and other expenses to attract and increase the engagement of customers, retailers, brands, and shoppers in response to competitive, regulatory, and other external pressures. For example, certain of our competitors offer, or may in the future offer, lower-priced or a broader range of offerings, including subscription offerings for bundled services. We may need to spend significant amounts on marketing and both customer and shopper incentives to deploy innovative and novel pricing and incentive strategies to retain or attract new customers and shoppers. We have launched, and may in the future launch, new pricing strategies and initiatives, such as subscription offerings like Instacart+, and customer or shopper loyalty programs, or modify existing pricing methodologies or pricing models, due to a variety of reasons, including to address changes in the market for our offerings as competitors introduce new offerings and features or in response to regulatory or other legal challenges, any of which may not ultimately be successful in attracting and engaging customers, retailers, brands, or shoppers. The increasing complexity of our pricing models and related expansion of our business may also require us to update our internal systems for invoicing retailers or brands or incur costs to remediate errors or disputes in existing invoices.

Further, consumers’ price sensitivity may vary by geographic location, and as we expand, our pricing methodologies may not enable us to compete effectively in these locations. In particular, if we were to continue expanding internationally, we may be required to change our pricing strategies and to adjust to different cultural norms, including with respect to consumer pricing and gratuities. While we do and will attempt to set prices based on our prior operating experience and customer, retailer, brand, and shopper feedback and engagement levels, our assessments may not be accurate or there may be errors in the technology used in our pricing, and we could be underpricing or overpricing our services. In particular, we have limited experience pricing our offerings at the current scale, scope, and complexity of our business and have recently been operating in an environment largely defined by the effects of the COVID-19 pandemic. As a result, our historical data and operating experience may be insufficient to adequately inform our future pricing strategies for changing market environments. In addition, if the services on Instacart change, then we may need to revise our pricing methodologies. Changes to any components of our pricing model may, among other things, result in customer dissatisfaction, lead to a loss of customers on Instacart, and seriously harm our business.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

If customers, retailers, brands, shoppers, or other third parties using Instacart engage in, or are subject to, criminal, violent, inappropriate, or dangerous activity that results in major safety incidents, it could have an adverse impact on our reputation, business, financial condition, and results of operations.

We are not able to control or predict the actions of customers, retailers, brands, shoppers, and other third parties, either during their use of Instacart or otherwise, and we may be unable to protect or provide a safe environment for constituents on Instacart as a result of criminal, violent, inappropriate, or dangerous actions by any such parties. Such actions have historically resulted, and may in the future result, in injuries, property damage, or loss of life for customers, retailers, brands, shoppers, and other third parties, as applicable, or business interruption, brand and reputational damage, or significant liabilities for us. Certain events, including incidents of criminal behavior, episodes of civil unrest, or the imposition of curfews, may impact retailers, which in turn may impact the ability of shoppers to provide services to customers through Instacart. With respect to shoppers, although we administer certain qualification processes for shoppers on Instacart, including criminal background and motor vehicle checks on shoppers through third-party service providers prior to engagement, these qualification processes and background checks may not expose all potentially relevant information and are limited in certain jurisdictions according to national and local laws. Moreover, our third-party service providers may fail to conduct such background checks adequately or disclose information that could be relevant to a determination of eligibility. We have in the past received, and we expect to continue to receive, complaints from customers and other third parties, as well as actual or threatened legal action against us related to shopper conduct.

If shoppers or individuals impersonating shoppers engage in criminal activity, fraud, including use of stolen or fraudulent credit card data, misconduct, or inappropriate conduct or use Instacart as a conduit for criminal activity, or we fail to identify or detect, or experience delays in identifying or detecting such activity or events, customers may not consider our offerings safe, and we may receive negative press coverage as a result, which would adversely impact our brand, reputation, and business. Under current credit card practices, we may be liable for orders facilitated on Instacart with fraudulent credit card data, even if the associated financial institution approved the credit card transaction. Our failure to adequately detect or prevent fraudulent transactions could harm our reputation or brand, result in litigation or regulatory action, and lead to expenses that could adversely affect our business, financial condition, and results of operations. If other criminal, inappropriate, or other negative incidents occur due to the conduct of customers, retailers, brands, shoppers, or other third parties, our ability to attract customers, retailers, brands, and shoppers may be harmed, and our reputation, business, and financial results could be adversely affected.

Public reporting or disclosure of reported safety information, including information about safety incidents reportedly occurring on or related to Instacart, whether generated by us or third parties, such as media or regulators, may adversely impact our business and financial results.

Further, we may be subject to claims of significant liability based on traffic accidents, deaths, injuries, or other incidents that are caused by shoppers or third parties while using Instacart, or even when shoppers or third parties are not actively using Instacart. On a smaller scale, we may face litigation related to claims by shoppers for the actions of customers or third parties. We carry insurance related to our shopper platform, which may include occupational accident insurance for shoppers and automobile liability and general liability insurance for third parties. We require shoppers to carry automobile insurance, and we do not obtain this insurance on behalf of shoppers. Our automobile liability and general liability insurance policies may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for all liability. These incidents may subject us to liability and negative publicity, which would increase our operating costs and adversely affect our business, financial condition, and results of operations. Even if these claims do not result in liability, we will incur significant costs in investigating and defending against them and may suffer reputational harm regardless of legal outcomes.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The impact of economic conditions, public health incidents, weather events, and natural catastrophes, including the resulting effect on consumer spending, may harm our business and results of operations.

Our results of operations may vary based on the impact of changes in our industry or the economy on us and consumers, retailers, brands, and shoppers. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from the COVID-19 pandemic or other public health threats, the military conflict involving Russia and Ukraine and economic sanctions imposed on Russia, changes in gross domestic product growth, financial and credit market fluctuations, international trade relations, political turmoil, weather events, and natural catastrophes, including warfare and terrorist attacks on the United States or elsewhere, could adversely affect demand for our offerings and negatively affect the growth of our business. In particular, we generate a significant proportion of our GTV from a limited number of geographical markets. If such negative conditions disproportionally affect these markets, the demand for our offerings and the growth of our business may be more severely impacted. In addition, these events and any impact of these events on critical infrastructure in the United States and elsewhere, have the potential to disrupt our business and the business of our retail partners and brand partners, as well as the ability of shoppers using Instacart to complete deliveries. Such disruptions may create additional costs for us to maintain or resume operations and may also negatively affect the growth of our business.

Our results of operations are impacted by the amount of disposable income that consumers have to spend on online grocery shopping. Consumer purchases of discretionary items, such as delivery services, generally decline during recessionary periods, periods of high inflation, and other periods in which disposable income is adversely affected. In response to adverse economic conditions or a decrease in discretionary income, consumers may opt to purchase groceries or other consumer goods themselves, instead of through Instacart, or choose to purchase groceries from bargain or other lower-cost retailers that are not on Instacart. If spending at many of the retailers in our network declines, or if a significant number of these retailers goes out of business, consumers may be less likely to use our service, which could harm our business and results of operations. Customers may also reduce their spending on Instacart due to decreases in discretionary income, leading to lower average order values, which could cause our retail partners to reduce or cease engagement with Instacart.

In addition, increases in food, labor, energy, supply, and other costs have caused our retail partners to raise prices and may cause further price increases in the future. Factors such as inflation, the impact of climate change, increased food costs, increased labor and employee benefit costs, increased rent costs, and increased energy costs may increase retailers’ operating costs. Many of the factors affecting retailers’ costs are beyond the control of our retail partners. In many cases, these retailers may not be able to pass along these increased costs to consumers and, as a result, may reduce product offerings or cease operations. Additionally, if these retailers raise prices, customer order volume may decline. Further, increases in gas prices or other factors that increase the costs to operate motor vehicles could make it prohibitively expensive for shoppers to deliver to customers.

Our workforce and operations have grown substantially since our inception, and we expect that they will continue to do so. If we are unable to effectively manage that growth, our financial performance and future prospects will be adversely affected.

Since our inception, we have experienced rapid growth in the United States and Canada, with particularly rapid growth in 2020 and 2021 due to increased demand during the COVID-19 pandemic. This expansion increases the complexity of our business and has placed, and will continue to place, significant strain on our management, personnel, operations, systems, technical performance, financial resources, and internal financial control and reporting functions. We may not be able to manage our growth effectively, which could damage our reputation and negatively affect our results of operations.

As our operations have expanded, we have grown from 2,216 full-time employees as of December 31, 2020 to 3,476 full-time employees as of December 31, 2021, and we plan to continue to grow our number of employees in order to meet our business plans. Our organizational structure will continue to grow as we add

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

additional customers, retailers, brands, shoppers, employees, offerings, and technologies, improve upon our product infrastructure, and as we continue to expand further domestically and internationally. Properly managing our growth will require us to continue to hire, train, and manage qualified employees and staff, including engineers, operations personnel, financial and accounting staff, and sales and marketing staff, and to improve and maintain our technology. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing, and integrating these new employees and staff, or if we are not successful in retaining our existing employees and staff, our business may be harmed. Properly managing our growth will require us to establish consistent policies across regions and functions, and a failure to do so could likewise harm our business. If we are unable to expand our operations and hire additional qualified personnel or attract sufficient shoppers in an efficient manner, or if our operational technology is insufficient to reliably service customers, customer satisfaction will be adversely affected, and this may cause customers to switch to our competitors’ platforms, which would adversely affect our business, financial condition, and results of operations.

Our failure to upgrade our technology or network infrastructure effectively to support our growth could result in unanticipated system disruptions, slow response times, or poor experiences for customers. To manage the growth of our operations and personnel and improve the technology that supports our business operations, as well as our financial and management systems, disclosure controls and procedures, and internal control over financial reporting, we will be required to commit substantial financial, operational, and technical resources. In particular, we will need to improve our transaction processing and reporting, operational and financial systems, procedures, and controls. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. We will require additional capital and management resources to grow and mature in these areas. Such investments may also require diversion of financial resources from other projects, such as the development of Instacart and related offerings. If we are unable to manage our rapid growth effectively, it could have a material adverse effect on our business, results of operations, and financial condition.

Additionally, certain units of employees may decide to unionize, in which case, we would be legally compelled to enter into good faith negotiations with the union representative over a collective bargaining agreement. Such negotiations or collective bargaining agreement may negatively impact our financial performance or results of operations.

We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain, and motivate our personnel, we may not be able to grow effectively.

Our success and future growth depend largely upon the continued services of our management team. From time to time, there may be changes in our executive management team resulting from the hiring or departure of these personnel, due to voluntary termination of employment, illness, death, disability, or otherwise. Our executive officers are employed on an at-will basis, which means they may terminate their employment with us at any time. The loss of one or more of our executive officers, including due to a leave of absence for medical reasons or otherwise, or the failure by our executive team to effectively work with our employees and lead our company, could harm our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our offering capabilities. We do not maintain key man life insurance with respect to any member of management or other employee.

Further, several members of our management team have only been with our company for a short period of time. A majority of our executive officers joined our company in 2021, and our management team has limited experience working together as a group. If our management team cannot work together effectively, our business, operating results, and financial condition could be adversely affected.

In addition, our future success will depend, in part, upon our continued ability to identify and hire skilled personnel with the skills and technical knowledge that we require, including engineering, software design and programming, marketing, sales, and other key personnel, and our business plans and growth depend on hiring a significant number of additional employees. Such efforts will require significant time, expense, and attention as

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

there is intense competition for such individuals, and new hires require significant training and time before they achieve full productivity, particularly in new sales segments and territories. In addition to hiring new employees, we must continue to focus on developing, motivating, and retaining our best employees, most of whom are at-will employees. If we fail to identify, recruit, and integrate strategic personnel hires, our business, financial condition, and results of operations could be adversely affected. Further, inflationary pressure may result in employee attrition to the extent our compensation does not keep up with inflation. Additionally, the failure to continue hiring new, or the loss of any significant number of our existing, engineering personnel could harm our business, financial condition, and results of operations. These risks pertaining to the recruitment, retention, development, motivation, and productivity of our employees may persist or be heightened if our workforce becomes increasingly distributed as a result of our Flex First workforce model. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached various legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines or experiences significant volatility (including as valuations of companies comparable to us decline due to overall market trends, inflation, and related market effects or otherwise), or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees or result in us granting additional equity awards, which would result in further dilution to our stockholders. If we are not able to effectively add and retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our business and future growth prospects will be harmed.

If we cannot maintain our company culture as we grow, our business and competitive position may be harmed.

We believe our culture has been a key contributor to our success to date and that the critical nature of the offerings that we provide promotes a sense of greater purpose and fulfillment in our employees. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our culture. In addition, we may find it difficult to maintain our company culture as most of our employees continue to work remotely as a result of the COVID-19 pandemic or if they elect to work remotely on an indefinite basis as permitted by our Flex First workforce model. Remote work may negatively impact employee morale and productivity and may also harm collaboration and innovation. If we fail to maintain our company culture, our business and competitive position may be harmed.

We are exposed to collection and credit risks, which could impact our results of operations.

Our accounts receivable are subject to collection and credit risks, which could negatively impact our results of operations and affect our liquidity and our ability to fully fund our ongoing operations. Retailers are generally obligated to pay our fees within 45 days of invoicing. In times of economic recession or uncertainty, and more recently as a result of the COVID-19 pandemic, the number of retailers or brands that default on payments owed to us may increase. In addition, our results of operations may be impacted by significant bankruptcies among retailers or brands, which could negatively impact our revenue and cash flows. We cannot assure you that our processes to monitor and mitigate these risks will be effective. If we fail to adequately assess and monitor our collection and credit risks, we could experience longer payment cycles, increased collection costs, and higher bad debt expense, and our business, financial condition, and results of operations could be harmed.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at a similar rate, if at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at a similar rate, if at all.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable consumers, retailers, or brands covered by our market opportunity estimates will purchase our offerings at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our offerings and those of our competitors. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Acquisitions, strategic investments, partnerships, or alliances could be difficult to identify, pose integration challenges, divert the attention of management, disrupt our business, dilute stockholder value, and adversely affect our business, financial condition, and results of operations.

Our success will depend, in part, on our ability to expand our services and grow our business in response to changing technologies, consumer demands, and competitive pressures. In some circumstances, we may choose to expand our services and grow our business through the acquisition of complementary businesses and technologies rather than through internal development. For example, in August 2021, we acquired FoodStorm, which offers software for self-serve kiosks that in-store customers use to place orders for catering, prepared food, deli, and bakery items; in October 2021, we acquired Caper, a provider of artificial intelligence-powered shopping carts and consumer checkout solutions for retailers; in August 2022, we acquired Eversight, which offers AI-powered technology to create compelling savings opportunities for customers in real-time; and in September 2022, we acquired Rosie, which provides eCommerce storefront experiences specifically for local, independent retailers. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions, including as a result of regulatory inquiries or actions by antitrust authorities. In particular, our proposed or completed acquisitions may be subject to investigations or enforcement actions by U.S. antitrust enforcement agencies such as the Department of Justice and the Federal Trade Commission, which have recently increased their scrutiny of merger activity, particularly in the technology sector. In addition, once we have completed an acquisition, we may not be able to successfully integrate the acquired business. The risks we face in connection with acquisitions include:

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an acquisition may negatively affect our financial results because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

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an acquisition may result in regulatory inquiries or actions, including remedies imposed by antitrust authorities such as divestitures, ownership or operational restrictions, or other structural or behavioral remedies, either as a condition to or following the completion of a transaction;

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we may encounter difficulties or unforeseen expenditures in integrating the business, offerings, technologies, personnel, or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;

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•

an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

•	our use of cash to pay for an acquisition would limit other potential uses for our cash;

•	if we incur debt to fund such acquisition, such debt may subject us to material restrictions on our ability to conduct our business, as well as financial maintenance covenants; and

•	if we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

The occurrence of any of these foregoing risks could adversely affect our business, financial condition, and results of operations and expose us to unknown risks or liabilities.

We track certain operational metrics with internal systems and tools and do not independently verify such metrics. Certain of our operational metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in such metrics may adversely affect our business and reputation.

We track certain operational metrics, including customer, retailer, brand, and shopper counts and key business metrics such as orders and GTV, with internal systems and tools that are not independently verified by any third party and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics as of or for the applicable period of measurement, there are inherent challenges in these measurements. For example, reported monthly active orderers may overstate or overestimate the number of unique individuals who actively use our offerings or the number of orders in any given period, as one customer may register for, and use, multiple accounts, which could also negatively impact our estimates of customer growth or retention. We may also refine our methodology for tracking certain operational metrics from time to time, to the extent practicable, including to improve overall accuracy and alignment with management’s view of business and operating performance. Any of these updates may result in changes in certain business and operating trends and may impact comparability of these metrics across periods. Further, the accuracy of our operating metrics could be impacted by fraudulent users of Instacart. We also track the impact of the COVID-19 pandemic on our metrics, including orders influenced by the COVID-19 pandemic versus other factors, which are subject to numerous assumptions and a limited time period of data. As a result, our expectations of future trends may not be accurate or may be overstated. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operating metrics are not accurate representations of our business, if investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our business, reputation, financial condition, and results of operations could be adversely affected.

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We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity financings and revenue generated from our operations. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support the development of our offerings and will require additional funds for such development. We may need additional funding for marketing expenses and to develop and expand sales resources, develop new features, or enhance our offerings, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we might need or may want to engage in future equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, financial condition, and results of operations. In particular, the COVID-19 pandemic and its variants have caused, and other future public health threats may cause, disruption in the credit and financial markets in the United States and worldwide, which may reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to obtain adequate financing or financing on terms satisfactory to us, our ability to develop our offerings, support our business growth, and respond to business challenges could be significantly impaired, and our business may be adversely affected.

If we incur debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Risks Related to Our Legal and Regulatory Environment

If the contractor status of shoppers who use Instacart is successfully challenged, or if additional requirements are placed on our engagement of independent contractors, we may face adverse business, financial, tax, legal, and other consequences.

We are involved in multiple individual and class-action lawsuits and government actions that claim that shoppers should be classified as employees rather than as independent contractors. See the section titled “Business—Legal Proceedings—Independent Contractor Classification Matters.” We have incurred, and we expect to continue to incur, significant costs and legal fees in defending the status of shoppers as independent contractors. Adverse determinations regarding the independent contractor status of shoppers could, among other things, significantly increase our costs to serve customers or impair or prevent the fulfillment of customer orders, which could seriously harm our business. Additionally, such adverse determinations may result in altering our business model and operations, including restricting the flexibility of shoppers by instituting minimum, maximum, or set hours of work, or designated locations for work, or controlling costs in other ways (such as limiting shopper access to Instacart or eliminating tips), which could result in disruption to service and harm our business. Shoppers may also be entitled to the reimbursement of certain expenses and benefits under existing employment-related laws, such as those pertaining to medical insurance and minimum wage and overtime, which could result in us being liable for employment and withholding tax and benefits for such individuals, as well as other related liabilities. Such adverse determinations could also expose us to significant retroactive liability, such as liability for meal breaks, overtime premiums, and statutory penalties.

Further, the state of the law regarding independent contractor status varies from jurisdiction to jurisdiction and among governmental agencies and is subject to change based on court decisions and regulation. For example,

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on April 30, 2018, in its decision in Dynamex Operations West, Inc. v. L.A. Superior Court, or Dynamex, the California Supreme Court adopted a new standard, referred to as the “ABC” test, for determining whether a company “employs” or is the “employer” for purposes of the California Wage Orders. The Dynamex decision alters the analysis of whether an individual has been properly classified as an independent contractor in California, making it more difficult to properly classify a worker as such. The California legislature subsequently codified the “ABC” test in the Dynamex decision as the default standard for independent contractor misclassification. On December 16, 2020, the California state ballot initiative, Proposition 22, which provides a framework that offers legal certainty regarding the status of independent work and protects worker flexibility and the quality of on-demand work, among other things, became effective. Proposition 22 was expected to provide more legal certainty over the classification of workers on Instacart in California from the time it became effective on December 16, 2020. However, on August 20, 2021, a judge in Alameda County Superior Court granted a writ that, if upheld, would order the State of California not to enforce Proposition 22 on the ground that it is unconstitutional. An appeal has been filed, and during the pendency of such appeal, we may continue operating as we were prior to the ruling. If the ruling is upheld on appeal, we will face continued legal uncertainty over whether we can properly classify a shopper as an independent contractor in California. Even if Proposition 22 is determined to be enforceable, we may still face allegations that certain of our business practices do not satisfy all the elements of Proposition 22. Further, Proposition 22 entitles shoppers in California to certain new pay standards and benefits, and imposes certain requirements, which increases costs for us in California, where approximately                % of shoppers who use Instacart were located as of                . While we believe we properly provide all requisite pay standards and benefits under Proposition 22, we may nonetheless face various claims involving disputes over such pay standards and benefits.

We expect continuing challenges to the independent contractor classification of shoppers who use Instacart, or the imposition of additional requirements on the use of contractors, in California and in various other jurisdictions. If legislation, regulations, or judicial decisions regarding contractors change adversely in California or other jurisdictions, including any changes similar to the Dynamex decision or California legislation, or if Proposition 22 is ultimately found to be unconstitutional, it would increase the already existing risk that shoppers who use Instacart could be construed as employees or increase costs through additional requirements imposed on the use of contractors, and could therefore affect our ability to contract with independent contractors for order fulfillment in California.

Continuing legal uncertainty regarding shopper classification may also impair our ability to expand our offerings, pursue new business verticals, and innovate on our operational strategies. Such activities may require novel or different delivery fulfillment models that result in increased risk of litigation against our existing model, or increased risk of adverse determinations in our ongoing actions and proceedings. Any adverse determination or implementation of laws, legislation, or regulations that result in shoppers who use Instacart being classified as employees could result in disruption of service to customers and us having to incur additional expenses to employ shoppers, which could materially impair our business and results of our operations. In addition, a determination in, or settlement of, any legal proceeding or legislation that results in shoppers who use Instacart being classified as employees may require us to significantly alter our existing business model and operations and impair our ability to innovate upon and expand our offerings, which could have a material adverse effect on our results of operations and future growth. Further, if we increase customer fees or charges as a result of the increased costs under Proposition 22 or additional requirements on the use of contractors, we may experience customer dissatisfaction with such increased fees, which could result in decreased customer use of our offerings. Additionally, if we are unable to fully offset any additional costs incurred in connection with these compliance efforts, our results of operations may be adversely affected.

Adverse litigation judgments or settlements resulting from legal proceedings in which we are or may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past been, are currently, and may in the future become, involved in claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory

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proceedings. We are subject to legal proceedings relating to various matters including whether we improperly withheld pay or tips from shoppers, whether we adequately protected the public’s or shoppers’ health and safety, whether we properly provide protected leave, whether we properly paid sales tax, whether we properly implemented our service fees, whether we improperly conduct background checks of shoppers, and whether we are responsible for injury resulting from alleged shopper actions or negligence. We are also subject to legal proceedings involving property damage, labor and employment, anti-discrimination claims, commercial and contract disputes, unfair competition, consumer protection, intellectual property, data protection and privacy, environmental laws and regulations, health and safety, weights and measures, compliance with regulatory requirements, and other matters. See the section titled “Business—Legal Proceedings.” We have investigated many of these matters and are implementing a number of recommendations to our managerial, operational, and compliance practices, as well as strengthening our overall security measures. The results of any such litigation, investigations, and legal proceedings are inherently unpredictable and expensive. The frequency of such claims could increase in proportion to the number of customers, retailers, brands, and shoppers that use Instacart. Any claims against us, whether meritorious or not, could be costly and harmful to our reputation, and could require significant amounts of management time and corporate resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or be forced to change the way in which we operate our business or remove valuable content from our mobile apps or website, which could have an adverse effect on our business, financial condition, and results of operations.

Moreover, we cannot be certain that our insurance coverage will be adequate for any claims or liabilities against us, that insurance will continue to be available to us on commercially reasonable terms or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our reputation, brand, business, financial condition, and results of operations.

We also face potential liability and expense for claims relating to the information that we publish on our mobile apps or website, including claims for trademark and copyright infringement, false advertising, consumer protection, defamation, libel, and negligence, among others.

In addition, we regularly include arbitration provisions in our terms of service with customers and shoppers. These provisions are intended to streamline the litigation process for all parties involved, as arbitration can in some cases be faster and less costly than litigating disputes in state or federal court. However, arbitration may become more costly for us, or the volume of arbitrations may increase and become burdensome. Further, the use of arbitration provisions may subject us to certain risks to our reputation and brand, as these provisions have been the subject of increasing public scrutiny. To minimize these risks, we may voluntarily limit our use of arbitration provisions, or we may be required to do so, in any legal or regulatory proceeding, either of which could increase our litigation costs and exposure in respect of such proceedings.

Further, with the potential for conflicting rules regarding the scope and enforceability of arbitration on a state-by-state basis, as well as conflicting rules between state and federal law, some or all of our arbitration provisions could be subject to challenge or may need to be revised to exempt certain categories of protection. For example, some plaintiffs’ attorneys have argued that certain shoppers are workers “in interstate commerce” and are thus exempt from the Federal Arbitration Act, and it remains possible that a court could find our agreements unenforceable against those shoppers. If our arbitration agreements were found to be unenforceable, in whole or in part, or specific claims were required to be exempted from arbitration, we could experience an increase in our litigation costs and the time involved in resolving such disputes, and we could face increased exposure to potentially costly lawsuits, each of which could adversely affect our business, financial condition, and results of operations.

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Our business is subject to various laws and regulations, which may change or increase over time and subject us to increased compliance costs and liabilities.

Our business is subject to changing laws, rules, and regulations, including, without limitation, federal, state, and local laws, and in the future, country specific laws, governing the internet, eCommerce, including electronic payments, privacy, data security, data protection, health information privacy and security, consumer protection, marketing and advertising, gift cards, health and safety, food and product safety, zoning, sustainability, tax, insurance, employment, weights and measures, alcohol and other age-restricted products, and worker classification and compensation. Some of these laws were adopted prior to the advent of the internet and mobile and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. New laws and regulations may also be adopted, implemented, or interpreted to apply to us, and existing laws and regulations that we currently comply with and operate under may be interpreted differently in the future, which may require us to change our business and operations and may be costly and harm our results of operations. Recent financial, political, and other events may increase the level of regulatory scrutiny on larger companies, technology companies in general, and in particular, companies in the “gig economy” that rely on the services of independent contractors.

Regulatory agencies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Additionally, in response to public health threats, such as COVID-19, governments passed and may in the future pass new laws, ordinances, and regulations, often with little notice or opportunity for public comment, that impact our business. Such changes and other legal and regulatory uncertainties may adversely affect our business, financial condition, and results of operations, in particular if such changes and uncertainties occur in markets where we generate relatively larger portions of our GTV.

The cost of compliance with the evolving and ever-changing legal and regulatory environment may be significant. Our failure to comply with existing or future laws, rules, and regulations could subject us to litigation, audits, investigations, disputes, or other legal proceedings that could result in fines, civil liability, mandatory injunctions that change how we operate, or cessation of operations. As our business matures and we expand geographically and into different retail categories, we may become subject to new laws and regulations in new jurisdictions. It is difficult to predict how existing and future laws will be applied to our business as it exists today and may exist in the future.

We face potential liability, expenses for legal claims, and harm to our business based on the nature of our business and the content on Instacart.

We face potential liability, expenses for legal claims, and harm to our reputation and business relating to the nature of the on-demand food and other consumer goods delivery business, including potential claims related to food offerings, delivery, and quality. For example, third parties have asserted, and in the future could assert, legal claims against us in connection with personal injuries related to food poisoning, tampering, or accidents caused by our retail partners or shoppers while making a delivery to customers, defective products, or the sale of alcoholic beverages, tobacco, or other regulated products by our retail partners to underage customers. We may also be subject to legal claims relating to the sale of alcoholic beverages or alcohol consumption, or the advertising or marketing of alcoholic products. Our planned and future offering enhancements may also subject us to new or unforeseen risks relating to on-demand food delivery. For example, we are adding health attribute information, such as labeling of products on Instacart as gluten- or dairy-free, and need to rely on third parties for the accuracy of such information. Erroneous reporting, whether or not in our control, may result in personal injuries and related legal claims against us as well as harm to our brand and reputation.

Reports, whether true or not, of food-borne illnesses (such as caused by E. Coli, Norovirus, Hepatitis A, Campylobacter, Listeria, or Salmonella) and injuries caused by food tampering have severely injured the reputations of participants in the food business and could do so in the future as well. Further, if any such report

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were to affect one or more of the retailers or shoppers on Instacart, it could reduce customer confidence in and use of our offerings. The potential for acts of terrorism on food supply also exists, and if such an event occurs, it could harm our business and results of operations.

In addition, we have in the past and may in the future also be subject to direct or indirect claims as a result of our relationships with, and services provided to, retailers, such as claims involving retailers’ pricing on Instacart, infringement of intellectual property, California Proposition 65, product liability, and the Americans with Disabilities Act, among others.

We are subject to rapidly changing and increasingly stringent laws and industry standards relating to privacy, data security, and data protection. The obligations, restrictions, and costs imposed by these laws, or our actual or perceived failure to comply with them, could subject us to liabilities that adversely affect our business, operations, and financial performance.

As part of our normal business activities, we collect, use, store, share, transmit, and otherwise process personal information of customers, retailers, brands, shoppers, and others. These activities are regulated by a variety of federal, state, local, and foreign privacy, data security, and data protection laws, regulations, and industry standards, which have become increasingly stringent in recent years. In addition, existing laws and regulations are complex and constantly evolving, and new laws and regulations that apply to our business are being introduced at every level of government in the United States, as well as internationally. As we seek to expand our business, we are, and may increasingly become subject to various laws, regulations, and standards, and may be subject to contractual obligations, industry standards, codes of conduct, and regulatory guidance relating to privacy, data security, and data protection in the jurisdictions in which we operate.

In the United States, there are numerous federal and state privacy and data security laws, rules, and regulations governing the collection, use, storage, sharing, transmission, and other processing of personal information, including federal and state privacy laws, data security laws, data breach notification laws, and consumer protection laws. For example, the FTC and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of personal information. Such standards require us to publish statements that describe how we handle personal information and the choices individuals may have about the way we handle their personal information. If such statements that we publish are considered untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers’ privacy rights or failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices. Furthermore, some states, such as California and Massachusetts, have passed specific laws mandating reasonable security measures for the handling of consumer personal information. Further, privacy advocates and industry groups have regularly proposed and sometimes approved, and may propose and approve in the future, self-regulatory standards with which we must legally comply or that contractually apply to us.

In addition, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. For example, the California Consumer Privacy Act, or CCPA, gives California residents expanded rights related to their personal information, including the right to access and delete their personal information, and receive detailed information about how their personal information is used and shared. The CCPA also created restrictions on “sales” of personal information that allow California residents to opt-out of certain sharing of their personal information and may restrict the use of cookies and similar technologies for advertising purposes. Our Instacart Ads offerings rely on these technologies and could be adversely affected by the CCPA’s restrictions. The CCPA prohibits discrimination against individuals who exercise their privacy rights, provides for civil penalties for violations, and creates a private right of action for data breaches that is expected to increase data breach litigation. Additionally, a new California ballot initiative, the California Privacy Rights Act, or the CPRA, was recently passed in California.

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The CPRA will restrict use of certain categories of sensitive personal information that we handle; further restrict the use of cross-context behavioral advertising techniques on which our Instacart Ads offerings may rely in the future; establish restrictions on the retention of personal information; expand the types of data breaches subject to the private right of action; and establish the California Privacy Protection Agency to implement and enforce the new law, as well as impose administrative fines. The majority of the CPRA’s provisions are expected to take effect on January 1, 2023, and additional compliance investment and potential business process changes will likely be required. Virginia, Colorado, and Utah also recently passed comprehensive privacy laws that take effect in 2023. These new general privacy laws create restrictions on our business that are similar to the CPRA, including restrictions on “sales” of personal information and cross-context behavioral advertising. As a result, our Instacart Ads offerings could further be adversely affected, and additional investment in compliance may be required. Similar laws are being considered in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging and expose us to additional liability.

We are subject to certain health information privacy and security laws as a result of the limited amount of health information that we receive in connection with the prescription delivery services that we provide on behalf of pharmacy retailers. These laws and regulations include federal Health Insurance Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act, or collectively HIPAA, which establishes privacy, security, and breach notification standards for protected health information processed by health plans, healthcare clearinghouses, and certain healthcare providers, collectively referred to as covered entities, and the business associates with whom such covered entities contract for services, as well as their covered subcontractors. We are regulated as a “business associate” of certain covered entity pharmacy retailers and must comply with HIPAA as applicable to business associates. We maintain a HIPAA compliance program, but it is not always possible to identify and deter misuse by our employees and other third parties, and the precautions we take to detect and prevent noncompliance may not be effective in preventing all misuse, breaches, or violations. Violations of HIPAA may result in significant administrative, civil, and criminal penalties. State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. Many states in which we operate and in which our customers reside also have laws that protect the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Failure to comply with such state laws may also subject us to significant penalties.

In addition, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal information or other unauthorized or inadvertent access to or disclosure of such information. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers if a data breach results in unauthorized access to their personal information. These laws are not consistent with each other, and compliance in the event of a widespread data breach may be difficult and costly. We also may be contractually required to notify consumers or other counterparties of a security incident, including a breach. Regardless of our contractual protections, any actual or perceived security incident or breach, or breach of our contractual obligations, could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

Federal, state, and local privacy and consumer protection laws also govern specific technologies that we employ. For example, the Telephone Consumer Protection Act, or TCPA, imposes significant restrictions on sending text messages or making telephone calls to mobile telephone numbers without the prior consent of the person being contacted. We also use identity verification technologies that may subject us to state and local biometric privacy laws. For example, the Illinois Biometric Information Privacy Act, or BIPA, regulates the collection, use, safeguarding, and storage of biometric information. The TCPA and BIPA provide for substantial

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penalties and statutory damages and have generated significant class action activity. The cost of litigating and settling claims that we have violated the TCPA, BIPA or similar laws could be significant.

Foreign privacy laws are also undergoing a period of rapid change, have become more stringent in recent years, and may increase the costs and complexity of offering our offerings in new geographies. In Canada, where we operate, the Personal Information Protection and Electronic Documents Act, or PIPEDA, and various provincial laws require that companies give detailed privacy notices to consumers, obtain consent to use personal information, with limited exceptions, allow individuals to access and correct their personal information, and report certain data breaches. In addition, Canada’s Anti-Spam Legislation, or CASL, prohibits email marketing without the recipient’s consent, with limited exceptions. Failure to comply with PIPEDA, CASL, or provincial privacy or data protection laws could result in significant fines and penalties or possible damage awards. In addition, certain of our subsidiaries have insignificant operations in China and Australia and are subject to, respectively, China’s Personal Information Protection Law, or PIPL, and Australia’s Privacy Act 1988 and Spam Act 2003. These laws impose a number of requirements on our processing of personal information and direct marketing activities that may increase our compliance costs and risk of facing regulatory enforcement action.

One of our subsidiaries, Foodstorm, is subject to the United Kingdom General Data Protection Regulation, or UK GDPR. Future expansion of our business, operations, or service offerings to the European Economic Area, or EEA, will increase our exposure to data protection laws in the region, including the European Union General Data Protection Regulation, or GDPR. The GDPR and UK GDPR impose strict requirements for processing personal data of individuals, give individuals extensive rights with respect to their personal data, and carry penalties for violations of up to the greater of EUR 20 million or 4% of total global annual turnover in the European Union, and up to the greater of GBP 17.5 million or 4% total global annual turnover in the United Kingdom. Companies that violate the GDPR or UK GDPR can also face prohibitions on data processing and other corrective action, as well as private litigation brought by classes of data subjects or by consumer protection organizations authorized at law to represent their interests. The GDPR and UK GDPR also restrict the ability of companies to transfer personal data from the EEA or the United Kingdom to the United States and most other countries. Recent legal challenges and increasingly strict interpretive guidance have created significant uncertainty about what measures would suffice to make such transfers lawful. To the extent we initiate operations or service offerings in the EEA or expand our operations or service offerings in the United Kingdom, we may be unable to implement measures sufficient to lawfully transfer personal data in a manner necessary to provide our services in the region without incurring significant cost, or at all. If we cannot implement a valid compliance mechanism for cross-border data transfers, we may face increased exposure to regulatory actions, substantial fines, and prohibitions on processing or transferring personal data from the EEA and the United Kingdom, and our ability to expand our business to the EEA, United Kingdom, or other countries with similar cross-border data transfer restrictions may be limited. Other data protection laws in the EEA and the United Kingdom, such as those implementing the ePrivacy Directive, restrict the use of cookies and similar technologies on which our website, mobile app, and Instacart Ads offerings rely, including to facilitate online behavioral advertising. Regulators are increasingly focused on compliance with requirements in the online behavioral advertising ecosystem, and current national laws implementing the ePrivacy Directive are likely to be replaced in the European Union by a regulation known as the ePrivacy Regulation, which will significantly increase fines for non-compliance to GDPR-level fines. Other countries outside of Europe increasingly emulate European data protection laws. As a result, operating our business or offering our services in Europe or other countries with similar data protection laws would subject us to substantial compliance costs and potential liability and may require changes to the ways we collect and use personal information.

In addition, major technology platforms on which we rely, privacy advocates, and industry groups have regularly proposed, and may propose in the future, platform requirements or self-regulatory standards by which we are legally or contractually bound. If we fail to comply with these contractual obligations or standards, we may lose access to technology platforms on which we rely and face substantial regulatory enforcement, liability, and fines. For example, in 2021 Apple began to require mobile applications using its operating system, iOS, to affirmatively (on an opt-in basis) obtain an end user’s permission to “track them across apps or websites owned by other companies” or access their device’s advertising identifier for advertising and advertising measurement

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

purposes. Other technology platforms are considering similar restrictions. Such restrictions could limit the efficacy or our marketing activities and our Instacart Ads offerings. In addition, consumer resistance to the collection and sharing of the data used to deliver targeted advertising, increased visibility of consent or “do not track” mechanisms (such as browser signals from the Global Privacy Control) as a result of regulatory or legal developments, the adoption by consumers of browser settings or “ad-blocking” software, and the development and deployment of new technologies could materially impact our ability to collect data or reduce our ability to deliver relevant promotions or media, which could materially impair the results of our operations.

Further, our business relies significantly on our ability to accept credit or debit card payments, including payments made using our co-branded credit card. Such payments are subject to the Payment Card Industry, or PCI, Data Security Standard, which is a multifaceted security standard that is designed to protect credit card account data as mandated by payment card industry entities. We rely on vendors to handle PCI matters and to ensure PCI compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI Data Security Standard, based on past, present, and future business practices. In addition, payment card networks may adopt changes to the PCI Data Security Standard, or change their interpretations of such rules in a way that we or our processors might find it difficult or even impossible to follow, or costly to implement. If we violate the PCI Data Security Standard or other applicable rules, we may incur fines or restrictions on our ability to accept payment cards or suffer reputational harm, all of which could have an adverse impact on our business.

Despite our efforts, we may not be successful in achieving compliance with the rapidly evolving privacy, data security, and data protection requirements discussed above. Any actual or perceived non-compliance could result in litigation and proceedings against us by governmental entities, customers, or others, fines and civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our offerings in certain jurisdictions, negative publicity and harm to our brand and reputation, and reduced overall demand for our offerings. Such occurrences could adversely affect our business, financial condition, and results of operations. Our insurance program for corporate risks, including general liability, workers’ compensation, property, cyber liability, and director and officers’ liability, may not cover all potential claims to which we are exposed and may not be adequate to indemnify us for the full extent of our potential liabilities.

Our business could be adversely impacted by changes in the internet and mobile device accessibility of users. Companies and governmental agencies may restrict access to Instacart, our mobile apps, website, app stores, or the internet generally, which could negatively impact our operations.

Our business depends on customers and shoppers accessing Instacart via a mobile device or, with respect to customers, a personal computer, and the internet. We may operate in jurisdictions that provide limited internet connectivity, particularly if we expand internationally. Internet access and access to a mobile device or personal computer are frequently provided by companies with significant market power that could take actions that degrade, disrupt, or increase the cost of consumers’ ability to access Instacart. In addition, the internet infrastructure that we and users of our offerings rely on in any particular geographic area may be unable to support the demands placed upon it and could interfere with the speed and availability of Instacart. Any such failure in internet or mobile device or computer accessibility, even for a short period of time, could adversely affect our results of operations.

Governmental agencies in any of the countries in which we or our customers are located could block access to or require a license for Instacart, our mobile apps, website, or the internet generally for a number of reasons, including security, confidentiality, or regulatory concerns. In addition, companies may adopt policies that prohibit their employees from using Instacart. If companies or governmental entities block, limit, or otherwise restrict customers or shoppers from accessing Instacart, our business could be negatively impacted, the number of customers and shoppers using Instacart could decline or grow more slowly, and our results of operations could be adversely affected.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

We could be required to collect additional taxes or be subject to other tax liabilities in various jurisdictions which could adversely affect our results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business and occupation tax, commercial activity tax, business license tax, digital advertising tax, and gross receipts tax, to our business is a complex and evolving issue. Significant judgment is required to evaluate applicable tax obligations, and, as a result, amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. States, localities, the U.S. federal government, and taxing authorities in other countries may seek to impose additional reporting, recordkeeping, and/or indirect tax collection obligations on our businesses that facilitate online commerce. For example, taxing authorities in the United States and other countries have required eCommerce platforms to calculate, collect, and remit indirect taxes for transactions taking place over the internet. A majority of U.S. state jurisdictions have enacted laws, which became effective in 2018 or will become effective later, requiring marketplaces to collect and remit sales taxes on sales of their third-party sellers. Tax authorities have questioned our interpretation of taxability of our business operations, and various parties have from time to time filed, and may in the future file, complaints related to our current and historical approach to treatment of our sales tax obligations and service fee disclosures. If other agencies or parties challenge our approach to treatment of our sales tax obligations and service fee disclosures, or if such agencies and parties bring novel claims under existing laws relating to these categories of indirect taxes and service fee disclosures, we could face higher sales taxes or be subject to fines or penalties, any of which could adversely affect our business and results of operations. New legislation could also require us to incur substantial costs, including costs associated with tax calculation, collection, and remittance, and audit requirements, and could adversely affect our business and results of operations. Furthermore, if our employees elect to work remotely on a longer-term basis as a result of our Flex First workforce model, we may become subject to additional taxes and our compliance burdens with respect to the tax laws of additional jurisdictions may be increased.

We may also be subject to additional tax liabilities and related interest and penalties due to changes in U.S. federal, state, or international tax laws, administrative interpretations, decisions, policies, and positions, results of tax examinations, settlements, or judicial decisions, changes in accounting principles and changes to the business operations, as well as evaluation of new information that results in a change to a tax position taken in prior periods. For example, if we are treated as an agent for our retail partners under U.S. state tax law, we may be primarily responsible for collecting and remitting sales taxes directly to certain states. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so, or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, and additional administrative expenses, which could materially harm our business. We are under audit by various state tax authorities with regard to sales tax and other indirect tax matters, primarily relating to the reporting of sales on behalf of our third-party sellers, or the tax treatment applied to the sale of our services in these jurisdictions. Although we have reserved for potential payments of possible past tax liabilities in our financial statements, if these liabilities exceed such reserves, our financial condition will be harmed. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect our financial condition and results of operations.

In addition, federal tax rules generally require payors to report payments to unrelated parties to the Internal Revenue Service, or IRS. Under certain circumstances, a failure to comply with such reporting obligations may cause us to become liable to withhold a percentage of the amounts paid to shoppers and remit such amounts to the taxing authorities. Due to the large number of shoppers, and the amounts paid to each, process failures with respect to these reporting obligations could result in financial liability and other consequences to us if we were unable to remedy such failures in a timely manner.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset taxable income or taxes may be limited.

As of December 31, 2021, we had federal net operating loss carryforwards of $958 million, which will begin to expire in 2035. Furthermore, as of December 31, 2021, we had state net operating loss carryforwards of $829 million, if unused, which will begin to expire in 2022. Portions of these net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under current law, U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses in taxable years beginning after December 31, 2020, is limited. It is uncertain whether various states will conform to federal tax laws. For state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. We assessed whether we had an ownership change, as defined by Section 382 of the Code, from our formation through December 31, 2020. Based upon this assessment, we determined that we experienced ownership changes on June 26, 2013 and June 10, 2014. However, no reductions in our ability to utilize our net operating loss and tax credit carryforwards resulted under these rules. We may experience ownership changes as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. The completion of this offering, together with private placements and other transactions that have occurred since our inception, may trigger such an ownership change pursuant to Section 382. If an ownership change occurs, including as a result of or with respect to any acquisitions we make, and our ability to use our net operating loss carryforwards (or net operating loss carryforwards that we acquire) is materially limited, it would harm our future results of operations by effectively increasing our future tax obligations. We have recorded a full valuation allowance against our U.S. deferred tax assets, which includes net operating loss carryforwards.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are subject to income taxes in the United States, Canada, Australia, and China. Our effective tax rate could be adversely affected due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in the U.S. or foreign tax laws, tax treaties, and regulations or the interpretation of them;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

We conduct our international business activities through our subsidiaries, and our intercompany transactions, as well as the allocation of various income and expenses among our subsidiaries and us, are subject to complex transfer pricing and other rules administered by taxing authorities in various jurisdictions. As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, financial condition, and results of operations.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. For example, the Biden administration and Congress have proposed various U.S. federal tax law changes (including, among others, an increase in the federal corporate income tax rate), which if enacted could have a material impact on our business operations and financial performance. In addition, it is uncertain if and to what extent various states will conform to federal tax laws. Future tax reform legislation could have a material impact on the value of our deferred tax assets and could increase our future U.S. tax expense.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition, and results of operations.

We are subject to the U.S. Foreign Corrupt Practices Act, U.S. domestic bribery laws, and other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. As we increase our international sales and business, we may engage with business partners and third-party intermediaries to market our offerings and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and agents will not take actions in violation of anti-corruption laws, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery, or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition, and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

Instacart and our offerings are subject to U.S. export controls, including the Export Administration Regulations, and we incorporate encryption technology into certain of our offerings. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations, including the filing of an encryption classification request or self-classification report. In addition, we have insignificant operations in China relating to the design, engineering, and supply of Caper Carts and Caper Counters to certain of our retail partners’ stores in North America, which operations are subject to import and export controls. Any adverse changes in trade relations with China, such as tariff increases and import and export licensing and control requirements, could interfere with the shipment of Caper Carts and Caper Counters to our retail partners, which could have a negative impact on future development and adoption of Caper Carts, Caper Counters, and related prospects.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Furthermore, our activities are subject to U.S. economic sanctions laws and regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department which generally prohibit any transactions or dealings, including the provision of products and services, involving embargoed jurisdictions or sanctioned parties. Obtaining the necessary export license or other authorization for a particular transaction may be time-consuming and may result in the delay or loss of sales opportunities. Violations of U.S. sanctions or export control regulations can result in significant fines or penalties and possible incarceration for responsible employees and managers.

Our presence outside the United States and any future international expansion strategy will subject us to additional costs and risks, and our plans may not be successful.

We have started expanding our presence internationally. We launched operations in Canada in December 2017. We expect to expand our international operations and are evaluating opportunities across the world but do not have plans to launch in any specific geographic area at this time. Operating outside of the United States may require significant management attention to oversee operations over a broad geographic area with varying cultural norms and customs, in addition to placing strain on our finance, analytics, compliance, legal, engineering, and operations teams. We may incur significant operating expenses and may not be successful in our international expansion for a variety of reasons, including:

•

challenges inherent in efficiently managing, and the increased costs associated with, an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits, and compliance programs that are specific to each jurisdiction;

•	an inability to attract consumers, retailers, brands, and shoppers;

•	competition from local incumbents that better understand the local market, may market and operate more effectively, and may enjoy greater local affinity or awareness;

•	differing demand dynamics, which may make our offerings less successful;

•

differing and potentially more onerous employment and labor regulations including with respect to worker classification, where employment and labor laws are generally more advantageous to workers or employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

•	complying with varying laws and regulatory standards, including with respect to data privacy, tax, and local regulatory restrictions;

•	obtaining any required government approvals, licenses, or other authorizations;

•	varying levels of internet and mobile technology adoption and infrastructure;

•	currency exchange restrictions or costs and exchange rate fluctuations;

•	operating in jurisdictions that do not protect intellectual property rights in the same manner or to the same extent as the United States;

•

public health concerns or emergencies, such as the COVID-19 pandemic and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred, and which may occur, in various parts of the world in which we operate or may operate in the future; and

•	limitations on the repatriation and investment of funds, as well as foreign currency exchange restrictions.

Our limited experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake may not be successful. For example, we have insignificant operations in China relating to the design, supply, and engineering of Caper Carts and Caper Counters. The possibility of adverse changes in trade or political relations with China, political instability, or increases in labor costs could

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

interfere with the manufacturing and/or shipment of Caper Carts and Caper Counters. Our insignificant business operations in China may also be negatively impacted by the current and future political environment in China. We also rely on third-party manufacturers in China for Caper Carts and Caper Counters, which exposes us to risks such as historically lower protection of intellectual property rights, unexpected or unfavorable changes in regulatory requirements, volatility in currency exchange rates, and difficulties associated with the Chinese legal system. If we invest substantial time and resources to expand our operations internationally and are unable to manage these risks effectively, our business, financial condition, and results of operations could be adversely affected.

Risks Related to Our Dependence on Third Parties

We rely on third parties for elements of the payment processing infrastructure underlying Instacart. If these third-party elements become unavailable or unavailable on favorable terms, our business could be adversely affected.

The convenient payment mechanisms provided by Instacart are key factors contributing to the development of our business. We rely on third parties, including Stripe, PayPal, Fiserv, and Marqeta, for elements of our payment processing infrastructure to accept payments from customers and remit payments to retailers and shoppers, including certain Instacart-branded programs. These third parties may refuse to renew our agreements with them on commercially reasonable terms or at all. If these companies become unwilling or unable to provide these services to us on acceptable terms or at all, our business may be disrupted. For certain payment methods, including credit and debit cards, Apple Pay® and Android Pay™, we generally pay interchange fees and other processing and gateway fees, and such fees result in significant costs. In addition, online payment providers are under continued pressure to pay increased fees to banks to process funds, and there is no assurance that such online payment providers will not pass any increased costs on to us. If these fees increase over time, our operating costs will increase, which could adversely affect our business, financial condition, and results of operations.

In addition, system failures have at times prevented us from making payments to shoppers in accordance with our typical timelines and processes, which caused substantial shopper dissatisfaction and generated a significant number of shopper complaints. Future failures of the payment processing infrastructure underlying Instacart could cause shoppers to lose trust in our payment operations and could cause them to instead use our competitors’ platforms. If the quality or convenience of our payment processing infrastructure declines as a result of these limitations or for any other reason, the attractiveness of our business to consumers, retailers, and shoppers could be adversely affected. If we are forced to migrate to other third-party payment service providers for any reason, the transition would require significant time and management resources, and may not be as effective, efficient, or well-received by consumers, retailers, or shoppers.

We rely on software and services from other parties. Defects in, or the loss of access to, software or services from third parties could increase our costs and adversely affect the quality of Instacart.

Our offerings incorporate certain third-party software obtained under licenses from other companies, including for our background checks, data visualization, mapping, and database tools. Such third parties may discontinue their products, cease to provide their products or service to us, go out of business, or otherwise cease to provide support for such products or services in the future. Although we believe that there are commercially reasonable alternatives to the third-party software or services we currently license or receive, this may not always be the case, or it may be difficult or costly to replace existing third-party software or find a replacement third-party service. In addition, integration of the software used in our offerings with new third-party software may require significant work and substantial investment of our time and resources. Also, to the extent that our offerings depend upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in such third-party software could prevent the deployment or impair the functionality of our offerings, delay new offering introductions, result in a failure of our offerings, and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, and we may not be able to enter into such agreements on advantageous terms.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

We currently rely on a small number of third-party service providers to host or support a significant portion of Instacart, and any interruptions or delays in services from these third parties could impair the delivery of our offerings and harm our business.

We currently host Instacart and support our operations using a combination of a small number of third-party service providers, including Amazon Web Services and Google Cloud Platform. We do not have control over the operations of the facilities of the hosting providers that we use, and these third-party operations and co-located data centers may experience break-ins, computer viruses, denial-of-service or other cyber-attacks, sabotage, acts of vandalism, and other misconduct. These facilities may also be vulnerable to damage or interruption from power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes, and similar events. We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, website hosting disruptions, and capacity constraints. Any such limitation on the capacity of our third-party service providers could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition, and results of operations. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. A prolonged service disruption affecting our service for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the third-party service providers we use.

In addition, any changes in our hosting provider’s service levels may adversely affect our ability to meet the expectations of customers, retailers, brands, and shoppers. Our systems do not provide complete redundancy of data storage or processing, and as a result, the occurrence of any such event, a decision by our third-party service providers to close our co-located data centers without adequate notice, or other unanticipated problems may result in our inability to serve data reliably or require us to migrate our data to either a new on-premise data center or public cloud computing service. This could be time-consuming and costly and may result in the loss of data, any of which could significantly interrupt the provision of our offerings and harm our reputation and brand. We may not be able to easily switch to another public cloud or data center provider in the event of any disruptions or interference to the services we use, and even if we do, other public cloud and data center providers are subject to the same risks. Additionally, our co-located data center facility agreements are of limited durations, and providers of our co-located data center facilities have no obligation to renew their agreements with us on commercially reasonable terms or at all. If we are unable to renew our agreements with these facilities on commercially reasonable terms, we may experience delays in the provision of our offerings until an agreement with another co-located data center is arranged, and any business interruptions that impact the delivery of our offerings as a result of these delays may reduce our revenue, cause shoppers and retailers to stop offering their services through Instacart, and reduce use of our offerings by customers. In addition, if we are unable to scale our data storage and computational capacity sufficiently or on commercially reasonable terms, our ability to innovate and introduce new offerings on Instacart may be delayed or compromised, which would have an adverse effect on our growth and business.

We rely on mobile operating systems and app marketplaces to make portions of Instacart available to customers, retailers, brands, and shoppers, and if we do not effectively operate with such app marketplaces, our usage or brand recognition could decline and our business, financial condition, and results of operations could be adversely affected.

We depend in part on mobile operating systems, such as Android and iOS, and their respective app marketplaces to make Instacart available to customers, retailers, brands, and shoppers. Any changes in such systems and app marketplaces that degrade the functionality of our app or give preferential treatment to our competitors’ apps could adversely affect Instacart’s usage on mobile devices. If such mobile operating systems or app marketplaces limit or prohibit us from making our apps available to customers, retailers, brands, or shoppers,

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

make changes that degrade the functionality of our apps, change the way we collect or use data, increase the cost of using our apps, impose terms of use unsatisfactory to us, alter how we collect fees, increase our compliance costs, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such mobile operating systems’ app marketplace is more prominent than the placement of our apps, our growth could slow. Our apps have experienced fluctuations in placement in the past, and we anticipate similar fluctuations in the future. Additionally, we are subject to requirements imposed by app marketplaces such as those operated by Apple and Google, who may change their technical requirements or policies in a manner that adversely impacts the way in which we collect, use and share data from users. For example, Apple recently began requiring mobile applications using its iOS mobile operating system to obtain a user’s permission to track them or access their device’s advertising identifier for certain purposes. The long-term impact of these and any other changes remains uncertain. If we do not comply with applicable requirements imposed by app marketplaces, we could lose access to the app marketplaces and users, and our business would be harmed. Any of the foregoing risks could adversely affect our business, financial condition, and results of operations.

As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our apps or that we can effectively roll out updates to our app. Additionally, in order to deliver high-quality apps, we need to ensure that Instacart is designed to work effectively with a range of mobile technologies, systems, networks, and standards. If customers, retailers, brands, or shoppers that utilize Instacart encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, we expect that our growth and engagement would be adversely affected.

We rely primarily on third-party insurance policies to insure our operations-related risks. If our insurance coverage is insufficient for the needs of our business or our insurance providers are unable to meet their obligations, we may not be able to mitigate the risks facing our business, which could adversely affect our business, financial condition, and results of operations.

We procure third-party insurance policies to cover various operations-related risks including automobile liability, employment practices liability, workers’ compensation, business interruptions, errors and omissions, cybersecurity and data breaches, crime, directors’ and officers’ liability, occupational accident insurance for shoppers, and general business liabilities. For certain types of operations-related risks or future risks related to our new and evolving offerings, we are not able to, or may not be able to, acquire insurance. In addition, we may not obtain enough insurance to adequately mitigate such operations-related risks or risks related to our new and evolving offerings, and we may have to pay high premiums, co-insurance, self-insured retentions, or deductibles for the coverage we do obtain. We rely on a limited number of insurance providers, and should such providers discontinue or increase the cost of coverage, we cannot guarantee that we would be able to secure replacement coverage on reasonable terms or at all. If our insurance carriers change the terms of our policies in a manner not favorable to us or to shoppers, our insurance costs could increase. Further, if the insurance coverage we maintain is not adequate to cover losses that occur, or if we are required to purchase additional insurance for other aspects of our business, we could be liable for significant additional costs. Additionally, if any of our insurance providers becomes insolvent, it would be unable to pay any operations-related claims that we make.

If the amount of one or more operations-related claims were to exceed our applicable aggregate coverage limits, we would bear the excess, in addition to amounts already incurred in connection with deductibles, self-insured retentions, co-insurance, or otherwise paid by our insurance policy. Insurance providers have raised premiums and deductibles for many businesses and may do so in the future. As a result, our insurance and claims expense could increase, or we may decide to raise our deductibles or self-insured retentions when our policies are renewed or replaced. Our business, financial condition, and results of operations could be adversely affected if the cost per claim, premiums, the severity of claims, or the number of claims significantly exceeds our historical experience and coverage limits; we experience a claim in excess of our coverage limits; our insurance providers fail to pay on our insurance claims; we experience a claim for which coverage is not provided; or the number of claims under our deductibles or self-insured retentions differs from historical averages.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Some of our agreements with retailers require that we procure certain types of insurance, and if we are unable to obtain and maintain such insurance, we would be in violation of the terms of these retailer agreements. In addition, we are subject to local laws, rules, and regulations relating to insurance coverage which could result in proceedings or actions against us by governmental entities or others. Any failure, or perceived failure, by us to comply with local laws, rules, and regulations or contractual obligations relating to insurance coverage could result in proceedings or actions against us by governmental entities or others. These lawsuits, proceedings, or actions may subject us to significant penalties and negative publicity, require us to increase our insurance coverage, require us to amend our insurance policy disclosure, increase our costs, and disrupt our business.

Risks Related to Our Intellectual Property

Failure to adequately maintain and protect our intellectual property and proprietary rights could harm our brand, devalue our proprietary content, and adversely affect our ability to compete effectively.

Our success depends to a significant degree on our ability to obtain, maintain, protect, and enforce our intellectual property rights, including our proprietary technology, know-how, and our brand. To protect our rights to our intellectual property, we rely on a combination of patent, trademark, copyright, and trade secret laws, domain name registrations, confidentiality agreements, and other contractual arrangements with our employees, affiliates, clients, strategic partners, and others. However, the protective steps we have taken and plan to take may be inadequate to deter infringement, misappropriation, dilution or other violations of our intellectual property rights. We make business decisions about when and where to seek patent protection for a particular technology and when to rely upon copyright or trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that our applications for patents will be granted, and even if they are, that the resulting patents will be of sufficient scope to provide meaningful protection. Further, even if we obtain adequate protection, we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our patents and other intellectual property rights. Effective patent, trademark, copyright, and trade secret protection may not be available to us or in every jurisdiction in which we offer or intend to offer our services. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content, and adversely affect our ability to compete effectively. Further, third parties may challenge the validity, enforceability, registration, ownership or scope of our intellectual property rights, and defending against any such claims could result in the expenditure of significant financial and managerial resources, which could adversely affect our business, results of operations, and financial condition.

If we fail to protect our intellectual property rights adequately, our competitors may gain access to our intellectual property and proprietary technology and develop and commercialize substantially identical offerings or technologies. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks, copyrights, or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative process, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), or litigation. Despite our pending U.S. patent applications, there can be no assurance that our patent applications will result in issued patents, or even if issued, that such patents would be of sufficient scope to provide meaningful protection. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents we have or may obtain, or that are licensed to us now or in the future, may not provide us with competitive advantages or may be successfully challenged by third parties. Further, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Moreover, policing unauthorized use of our technologies, trade secrets, and intellectual property may be difficult, expensive, and time-consuming. Despite our precautions, it may be possible for unauthorized third parties to copy our offerings and technology capabilities and use information that we regard as proprietary to create offerings that compete with ours. The

Confidential Treatment Requested by Maplebear Inc.

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value of our trademarks could be diminished if others assert rights in or ownership of our trademarks, or if they use and assert rights in trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with other third parties, including suppliers and other partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to our proprietary information or the distribution, use, misuse, misappropriation, reverse engineering, or disclosure of our proprietary information, know-how, and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings and technology capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor for infringement and to enforce our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management, and could result in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims, or countersuits are successful, we could lose valuable intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our offerings and technology capabilities, impair the functionality of our offerings and technology capabilities, delay introductions of new offerings, result in our substituting inferior or more costly technologies into our offerings, or injure our reputation.

We may not be able to successfully halt the operations of copycat websites or the infringement or misappropriation of intellectual property rights in Instacart, or elements or functionality embodied therein, including, but not limited to, our digital catalog. From time to time, third parties have misappropriated our digital catalog through website scraping, “bots,” web crawlers, or other tools or means. In addition, copycat websites have imitated or attempted to imitate elements or functionality of Instacart. As a result, we have employed technological and legal measures, including initiating lawsuits, in an attempt to halt such infringement or misappropriation. We expect such activities to continue to occur. However, we may not be able to detect all such activities in a timely manner and, even if we do, we cannot guarantee that our efforts to protect and enforce our intellectual property rights will be successful. Regardless of whether we can successfully enforce our rights against these websites or third parties, any measures that we may take could require us to expend significant financial or other resources.

We are currently, and may in the future become, party to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

We have in the past been, are currently in, and may in the future become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our offerings without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our offerings are infringing, misappropriating, or otherwise violating third-party intellectual property rights, and such third parties may bring claims alleging such infringement, misappropriation, or violation. For example, we rely on a combination of third-party intellectual property licenses and the fair use doctrine when we refer to third-party intellectual property, such as brand names and product images, on Instacart. Third parties may dispute the scope of those rights or the applicability of the fair-use doctrine or otherwise challenge our ability to reference their intellectual property in the course of our business. From time to time, we

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are contacted by companies controlling brands of products that are sold by retailers, demanding that we cease referencing those brands or take down product images on Instacart. Additionally, companies in the internet and technology industries, and other patent holders, including “non-practicing entities,” seeking to profit from royalties in connection with grants of licenses or seeking to obtain injunctions, own large numbers of patents and other intellectual property and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In 2020, we held conversations with International Business Machines Corporation, or IBM, regarding IBM’s patent portfolio. In connection with these conversations, and to resolve any allegations of possible infringement of IBM’s patents, in January 2021, we entered into an arrangement to significantly increase the size of our patent portfolio, including the acquisition of over 250 patents from IBM and a patent cross-license. However, this strategy of asserting and cross-licensing our patent portfolio against third parties in order to settle infringement claims brought against us is not effective against certain patent owners, such as non-practicing entities.

Any claims of intellectual property infringement, even those without merit, could be time consuming and costly to defend, cause us to cease using or incorporating the asserted intellectual property rights, divert management’s attention and resources, expose us to other legal liabilities, such as indemnification obligations, or require us to enter into royalty or licensing agreements to obtain the right to use a third party’s intellectual property. Any such royalty or licensing agreements may not be available to us on acceptable terms or at all. Additionally, a successful claim of infringement against us could result in us being required to pay significant damages or enter into costly license or royalty agreements, either of which could have an adverse impact on our business. The technology industry is characterized by the existence of a large number of patents, copyrights, trademarks, trade secrets, and other intellectual and proprietary rights. Companies in the technology industry are often required to defend against litigation claims based on allegations of infringement, misappropriation, or other violations of intellectual property rights. Our technologies may not be able to withstand any third-party claims against their use. In addition, some companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Relative to certain of our competitors, we do not currently have a large patent portfolio, and our relative patent portfolio size may reduce the deterrence value of our portfolio against patent infringement claims brought by competitors or other entities with larger portfolios. Our competitors and others may now and in the future have significantly larger and more mature patent portfolios than we have. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any potentially infringing aspect of our business, we could be forced to rebrand our offerings, limit, or stop sales of our offerings and technology capabilities, or cease business activities related to such intellectual property. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, or results of operations. Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may require us to do one or more of the following:

•	cease selling or using offerings that incorporate the intellectual property rights that we allegedly infringe, misappropriate, or violate;

•	make substantial payments for legal fees, settlement payments, or other costs or damages;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•	redesign the allegedly infringing offerings to avoid infringement, misappropriation, or violation, which could be costly, time-consuming, or impossible.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and results of operations. Moreover, there could be public announcements of the results of hearings, motions, or other

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interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. We expect that the occurrence of infringement claims is likely to grow as the market for Instacart and our offerings grows. Accordingly, our exposure to damages resulting from infringement claims could increase, and this could further exhaust our financial and management resources.

Our use of third-party open source software could adversely affect our ability to offer Instacart and our offerings and subjects us to possible litigation.

We use third-party open source software in connection with the operation, development, and deployment of Instacart and our offerings. From time to time, companies that use third-party open source software have faced claims challenging the use of such open source software and their compliance with the terms of the applicable open source license. We may be subject to suits by parties claiming ownership of what we believe to be open source software or claiming non-compliance with the applicable open source licensing terms. Some open source licenses require end-users who distribute or make available across a network software and services that include open source software to make available the source code of all or part of such software, which in some circumstances could include valuable proprietary code, and also prohibit the charging of fees to licensees for use of such code. While we employ practices designed to monitor our compliance with the licenses of third-party open source software and to shield our valuable proprietary source code from these open-source license requirements, we have not run a complete open source license review and may inadvertently use third-party open source software in a manner that exposes us to claims of non-compliance with the applicable terms of such license, that could require us to disclose source code of our proprietary software, or that could prohibit us from charging fees for use of our proprietary software. Furthermore, there is an increasing number of open-source software license types, almost none of which have been tested in a court of law, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. If we were to receive a claim of non-compliance with the terms of any of our open source licenses, we may be required to publicly release certain portions of our proprietary source code or expend substantial time and resources to re-engineer some or all of our software.

In addition, the use of third-party open source software typically exposes us to greater risks than the use of third-party commercial software because open-source licensors generally do not provide warranties or controls on the functionality or origin of the software. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to determine how to compromise Instacart. Additionally, because any software source code that we contribute to open source projects becomes publicly available, our ability to protect our intellectual property rights in such software source code may be limited or lost entirely, and we would be unable to prevent our competitors or others from using such contributed software source code. Any of the foregoing could be harmful to our business, financial condition, or results of operations and could help our competitors develop offerings that are similar to or better than ours.

Risks Related to this Offering and Ownership of Our Common Stock

The trading price of our common stock may be volatile and could decline significantly and rapidly.

The trading price of our common stock could be subject to wide fluctuations in response to numerous factors in addition to the ones described in this “Risk Factors” section many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations and growth rates, including as a result of future COVID-19 variants or outbreaks;

•	the number of shares of our common stock made available for trading;

•	overall performance of the equity markets and the economy as a whole;

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•	changes in the financial projections we may provide to the public or our failure to meet these projections;

•

failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	changes in the pricing of our offerings;

•	actual or anticipated changes in our growth rate relative to that of our competitors;

•	changes in the anticipated future size or growth rate of our addressable markets;

•	announcements of new products, or of acquisitions, strategic partnerships, joint ventures, or capital-raising activities or commitments, by us or by our competitors;

•	additions or departures of board members, management, or key personnel;

•	rumors and market speculation involving us or other companies in our industry;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cyber security in the United States or globally;

•	lawsuits threatened or filed against us;

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events;

•	health epidemics, such as the COVID-19 pandemic, influenza, and other highly communicable diseases or viruses;

•	expiration of lock-up agreements; and

•	sales or expectations with respect to sales of shares of our common stock by us or our security holders.

In addition, stock markets, with respect to newly public companies, particularly companies in the technology industry, have experienced significant price and volume fluctuations that have affected and continue to affect the stock prices of these companies. Stock prices of many companies, including technology companies, have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the listing of our common stock on Nasdaq as a result of the supply and demand forces described above. In the past, companies that have experienced volatility in the trading price for their stock have been subject to securities class action litigation. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business, results of operations, and financial condition.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

The initial public offering price was determined by negotiations between us, the selling stockholders, and representatives of the underwriters, based on numerous factors which we discuss in the section titled “Underwriting,” and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price.

An active, liquid, and orderly market for our common stock may not develop or be sustained. You may be unable to sell your shares of common stock at or above the price at which you purchased them.

We currently expect our common stock to be listed and traded on Nasdaq. Prior to listing on Nasdaq, there has been no public market for our common stock. An active, liquid, and orderly trading market for our common stock may not initially develop or be sustained, which could significantly depress the trading price of our common stock and/or result in significant volatility, which could affect your ability to sell your shares of common stock.

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We anticipate incurring a substantial obligation in connection with tax liabilities on the initial settlement of RSUs and vesting of outstanding restricted stock in connection with this offering. The manner in which we fund these tax liabilities may have an adverse effect on our financial condition or may add to the dilution of our stockholders in the offering.

In light of the large number of RSUs that will initially settle and outstanding restricted stock that will vest in connection with this offering, we anticipate that we will expend substantial funds, primarily using net proceeds from this offering, to satisfy tax withholding and remittance obligations upon the effectiveness of the registration statement of which this prospectus forms a part. The RSUs and restricted stock granted prior to the date of this prospectus vest upon the satisfaction of service-based, liquidity event-based, and/or market-based vesting conditions. The service-based vesting condition is generally satisfied over a period of four years. The market-based vesting conditions are satisfied upon our achievement of specified future valuation amounts. The liquidity event-based condition is satisfied on the earlier of (i) a combination or disposition transaction provided that such transaction (or series of transactions) qualifies as a change of control, and (ii) the effective date of a registration statement for an initial public offering of our common stock, including this offering. As a result, a large number of RSUs and restricted stock which have previously satisfied the service-based vesting condition or market-based vesting condition, as applicable, will vest in connection with the effectiveness of the registration statement of which this prospectus forms a part. In connection with the settlement of these RSUs and vesting of restricted stock, we plan to withhold certain shares underlying RSUs and cancel certain shares of outstanding restricted stock, as applicable, and remit income taxes on behalf of the holders of such RSUs and restricted stock at applicable statutory rates based on the initial public offering price per share in this offering. See the section titled “Use of Proceeds.” For RSUs that will vest after the effectiveness of the registration statement of which this prospectus forms a part and prior to the expiration of the lock-up period, we will have discretion to net settle or sell-to-cover shares underlying these RSUs.

Based on the number of RSUs and shares of restricted stock outstanding for which the service-based or market-based vesting condition, as applicable, will be satisfied as of an assumed settlement date of                     , 2022, and assuming (i) the liquidity event-based vesting condition had been satisfied on that date, (ii) that the price of our common stock at the time of settlement was equal to the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and (iii) a                 % tax withholding rate, we estimate that these tax obligations on the initial settlement date would be approximately $                 in the aggregate. Accordingly, we would expect to (i) deliver an aggregate of approximately                 million shares of our common stock to RSU holders after withholding an aggregate of approximately                 million shares of our common stock and (ii) cancel                 shares of outstanding restricted stock. In connection with the net settlements of RSUs and cancellations of outstanding restricted stock, we would withhold and remit the tax liabilities on behalf of the RSU holders and holders of outstanding restricted stock to the relevant tax authorities in cash. The amount of these obligations could be higher or lower, depending on the price of shares of our common stock in this offering, the actual tax withholding rates, and the actual number of RSUs and shares of restricted stock outstanding for which the service-based or market-based vesting condition, as applicable, has been satisfied on the settlement or vesting date.

We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.

We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, our ultimate use may vary substantially from our currently intended use. Investors will need to rely on the judgment of our management with respect to the use of proceeds. Pending use, we may invest the net proceeds from this offering in investment-grade, interest-bearing instruments such as money market funds, corporate debt securities, certificates of deposit, commercial paper, and U.S. government and government agency debt securities that may

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not generate a high yield for our stockholders. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations, and prospects could be harmed, and the market price of our common stock could decline.

Future sales of our common stock in the public market could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following the closing of this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Many of our existing equity holders have substantial unrecognized gains on the value of the equity they hold based upon the price of this offering, and therefore, may take steps to sell their shares or otherwise secure the unrecognized gains on those shares. We are unable to predict the timing of or the effect that such sales may have on the prevailing market price of our common stock.

In connection with this offering, subject to certain customary exceptions, we, all of our directors and executive officers, and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock, will enter into lock-up agreements with the underwriters. The lock-up agreements pertaining to this offering will expire                 days from the date of this prospectus. If not earlier released, all of our shares of common stock, other than those sold in this offering which are freely tradable, will become eligible for sale upon expiration of the lock-up period, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

In addition, after this offering and giving effect to the use of proceeds to net settle RSUs, up to              shares of our common stock may be issued upon exercise of outstanding stock options or vesting and settlement of outstanding RSUs, and                 shares of our common stock are available for future issuance under our 2022 Plan and our ESPP, and will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, exercise limitations, the lock-up agreements, and Rule 144 and Rule 701 under the Securities Act. We intend to register all of the shares of common stock issuable upon exercise of outstanding options and RSUs or other equity incentive awards we may grant in the future for public resale under the Securities Act. Shares of common stock will become eligible for sale in the public market to the extent such options are exercised and RSUs settle, subject to the lock-up agreements described above and compliance with applicable securities laws. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Further, holders of 220,493,034 shares as of June 30, 2022, or approximately                 % of our capital stock after the closing of this offering, will have rights, subject to some conditions and the lock-up agreements described above, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.

After this offering, our executive officers, directors, and principal stockholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to stockholders for approval. Furthermore, certain of our current directors were appointed by our principal stockholders.

Following the completion of this offering, our executive officers, directors, and greater than 5% stockholders, in the aggregate, will beneficially own approximately                 % of our outstanding common stock. Furthermore, certain of our current directors were appointed by our principal stockholders. As a result, such persons or their appointees to our board of directors, acting together, will have the ability to control or significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors, and approval of any significant transaction, as well as our management and business affairs. In addition, if any of our executive officers, directors, and greater than 5% stockholders purchase shares in this offering, or if any of our other current investors purchase shares in this offering

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and become greater than 5% stockholders as a result, the ability of such persons, acting together, to control or significantly influence such matters will increase. This concentration of ownership may have the effect of delaying, deferring, or preventing a change in control, impeding a merger, consolidation, takeover, or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Our business and financial performance may differ from any projections that we disclose or any information that may be attributed to us by third parties.

From time to time, we may provide guidance via public disclosures regarding our projected business or financial performance. However, any such projections involve risks, assumptions, and uncertainties, and our actual results could differ materially from such projections. Factors that could cause or contribute to such differences include, but are not limited to, those identified in this section, some or all of which are not predictable or within our control. Other unknown or unpredictable factors also could adversely impact our performance, and we undertake no obligation to update or revise any projections, whether as a result of new information, future events, or otherwise, except as may be required by law. In addition, various news sources, bloggers, and other publishers often make statements regarding our historical or projected business or financial performance, and we cannot assure you of the reliability of any such information even if it is attributed directly or indirectly to us.

Our trading price and trading volume could decline if securities or industry analysts do not publish research about our business, or if they publish unfavorable research.

Equity research analysts do not currently provide coverage of our common stock, and we cannot assure you that any equity research analysts will adequately provide research coverage of our common stock after the listing of our common stock on Nasdaq. A lack of adequate research coverage may harm the liquidity and trading price of our common stock. To the extent equity research analysts do provide research coverage of our common stock, we will not have any control over the content and opinions included in their reports. The trading price of our common stock could decline if one or more equity research analysts downgrade our stock or publish other unfavorable commentary or research. If one or more equity research analysts cease coverage of our company, or fail to regularly publish reports on us, the demand for our common stock could decrease, which in turn could cause our trading price or trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any cash dividends on our capital stock, and we do not intend to pay any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors. Accordingly, you must rely on the sale of your common stock after price appreciation, which may never occur, as the only way to realize any future gain on your investment.

Additional stock issuances could result in significant dilution to our stockholders.

We may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise. Additional issuances of our stock will result in dilution to existing holders of our stock. Also, to the extent outstanding stock options to purchase our stock are exercised or RSUs settle, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuance or exercise. Any such issuances could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

You will experience immediate and substantial dilution in the net tangible book value of the shares of common stock you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. If you purchase shares of our common

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stock in this offering, you will suffer immediate dilution of $                 per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to the sale of common stock in this offering, the use of a portion of the net proceeds from this offering to net settle RSUs that will settle in connection with this offering, and the assumed initial public offering price of $                 per share. See the section titled “Dilution.”

Certain provisions in our corporate charter documents and under Delaware law may prevent or hinder attempts by our stockholders to change our management or to acquire a controlling interest in us, or bring a lawsuit against us or our directors and officers, and the trading price of our common stock may be lower as a result.

There are provisions in our restated certificate of incorporation and restated bylaws, as they will be in effect immediately prior to the closing of this offering, that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control were considered favorable by our stockholders. These anti-takeover provisions include:

•	a classified board of directors so that not all members of our board of directors are elected at one time;

•	the ability of our board of directors to determine the number of directors and to fill any vacancies and newly created directorships;

•	a requirement that our directors may only be removed for cause;

•	a prohibition on cumulative voting for directors;

•	the requirement of a super-majority to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorization of the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	an inability of our stockholders to call special meetings of stockholders; and

•	a prohibition on stockholder actions by written consent, thereby requiring that all stockholder actions be taken at a meeting of our stockholders.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibit a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a three-year period beginning on the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Any provision in our restated certificate of incorporation, our restated bylaws, or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

In addition, the limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

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Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, as will be in effect immediately prior to the closing of this offering, will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws;

•

any action seeking to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws, each to be effective immediately prior to the closing of this offering;

•	any action as to which Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation, to be effective immediately prior to the closing of this offering, will further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions, and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation, to be effective immediately prior to the closing of this offering. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive forum provision in our amended and restated certificate of incorporation, to be effective immediately prior to the closing of this offering, to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with litigating Securities Act claims in state court, or both state and federal court, which could seriously harm our business, financial condition, results of operations, and prospects. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees.

General Risk Factors

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of Nasdaq, and other applicable securities rules and regulations. We expect that the requirements of these rules and

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources. Furthermore, several members of our management team do not have prior experience in running a public company. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations, and financial condition. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit committee and compensation committee, and qualified executive officers. As a result of the disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, results of operations, and financial condition would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, results of operations, and financial condition.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of                 . This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our second annual report required to be filed with the SEC following the completion of this offering. We have recently commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion once initiated. Our compliance with Section 404 will require that we incur substantial expenses and expend significant management efforts. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to certify that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses in our

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or results of operations. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

U.S. generally accepted accounting principles, or GAAP, are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. The accounting for our business is complicated, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations of accounting regulations. Changes to our business model and accounting methods, principles, or interpretations could result in changes to our financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze, and report financial information and our financial reporting controls.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition, including revenue-related reserves; legal contingencies; income taxes; sales and indirect tax reserves; fair value of assets acquired and liabilities assumed for business combinations; and valuation of our common stock and equity awards. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy, and plans and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “toward,” “will,” or “would,” or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

•

our expectations regarding our financial performance, including revenue, cost of revenue, gross profit, operating expenses, and key metrics, and our ability to maintain or increase future profitability;

•	the effects of the COVID-19 pandemic, including its variants, or other public health crises;

•	our ability to effectively manage our growth and plan for and execute growth strategies and initiatives;

•	anticipated trends, growth rates, and challenges in our financial performance, key metrics, and business and in the markets in which we operate;

•	economic and industry trends;

•	our ability to attract and increase engagement of customers and shoppers;

•	our ability to expand our offerings to existing customers, retailers, and brands;

•	our ability to maintain and expand our relationships with retailers and brands;

•	our ability to continue to grow across our current markets and expand into new markets;

•	the effects of increased competition in our markets and our ability to successfully compete with companies that are currently in, or may in the future enter, the markets in which we operate;

•	our estimated market opportunity;

•	our ability to timely and effectively scale and adapt our offerings;

•	our ability to continue to innovate and enhance our offerings;

•

our ability to develop new offerings, features, and use cases and bring them to market in a timely manner, and whether current and prospective customers, retailers, brands, and shoppers will adopt these new products, offerings, features, and use cases;

•	our ability to maintain, protect, and enhance our brand and intellectual property;

•	our ability to identify and complete acquisitions that complement and expand the functionality of Instacart and our offerings;

•	our ability to comply or remain in compliance with laws and regulations that currently apply or become applicable to our business in the United States and internationally;

•	our reliance on key personnel and our ability to attract, maintain, and retain management and skilled personnel;

•	the increased expenses associated with being a public company;

•	the future trading prices of our common stock; and

•	our anticipated use of the net proceeds to us from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, actual results, revised expectations or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MARKET, INDUSTRY, AND OTHER DATA

This prospectus contains estimates and information concerning our industry, including market size and growth of the market in which we participate, that are based on industry publications, reports, and other sources, including Yipit, LLC, and its affiliates, collectively referred to as YipitData. Some data and other information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of independent sources, including YipitData. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the information from the industry publications and other third-party sources included in this prospectus is reliable, we have not independently verified the accuracy or completeness of the data contained in such sources. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

The sources of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry sources:

•	Alphabet Inc., or Google, COVID-19 Community Mobility Reports.

•	Cadent Consulting Group, or Cadent, 2020 Marketing Spending Industry Study, November 2019.

•	Chain Store Guides, LLC, or CSG, Grocery Industry Market Share Report, .

•	Deloitte Development LLC, or Deloitte Insights, CIO Insider: Maximizing the impact of technology investments in the new normal, February 2021.

•	Euromonitor International Limited, or Euromonitor, Retailing (2022 edition), Consumer Foodservice (2022 edition), Fresh Food (2021 edition).

•

FactSet Research Systems Inc., or FactSet, Financial data and analytics provider FactSet (based on a search of public and private supermarkets and other grocery stores in the United States as of April 2022, excluding convenience and restaurant grocery stores).

•	The Food Industry Association, or FMI, Supermarket Facts, 2019.

•

FMI, U.S. Grocery Shopper Trends, June 2019 (U.S. grocery shopping patterns based on online survey of 1,786 individuals and in-depth interviews with six households from February 6 to February 27, 2019).

•	Gartner, Inc., or Gartner, Forecast: Enterprise IT Spending for the Retail Market, Worldwide, 2020-2026, 1Q22 Update, March 2022.

•	IBISWorld Inc., or IBISWorld, Supermarkets & Grocery Stores in the US, November 2020.

•	Incisiv Inc., or Incisiv, Digital Maturity Benchmark: Grocery Industry 2021, 2022.

•	Market Track, LLC d/b/a Numerator, or Numerator, (based on a survey of approximately 105,000 households across the United States for the 12 months ended March 13, 2022).

•	McKinsey & Company, or McKinsey, Commerce media: The new force transforming advertising, July 2022.

•

McKinsey, The next horizon for grocery e-commerce: Beyond the pandemic bump, April 2022 (based on a survey of 31 CEOs as well as 25 C-level executives, directors, and vice presidents in January and February 2022, augmented with McKinsey’s insights from surveys conducted in 2021 among consumers in the United States (4,691 respondents), Mexico (1,005), and Canada (967)).

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

•	NERA Economic Consulting, or NERA, The Economic Impact of Instacart on the U.S. Retail Grocery Industry Before and During the COVID-19 Pandemic, .

•	Statistics Canada, Population and Dwelling Count Highlight Tables, 2016 Census.

•	The New York Times Company, or The New York Times, Coronavirus in the U.S.: Latest Map and Case Count.

•	U.S. Bureau of Labor Statistics, Consumer expenditures in 2020, December 2021.

•	U.S. Department of Agriculture Food and Nutrition Service, Stores Accepting SNAP Online, March 2022.

•	U.S. Census Bureau, 2016-2020 American Community Survey 5-Year Estimates, 2020.

•	Yipit, LLC, d/b/a YipitData, a market research firm (based on data from eight digital-first grocery platforms in the United States from January 2018 to June 2022).

In addition, statements in this prospectus referring to the Lab42 Survey refer to a market survey of 3,000 adults over the age of 18 in the United States conducted by Lab42 Research, LLC, a provider of market research, in October 2020, which we commissioned.

YipitData makes no representation or warranty as to the accuracy or completeness of the data and information from YipitData set forth herein and shall have, and accept, no liability of any kind, whether in contract, tort (including negligence) or otherwise, to any third party arising from or related to use of the data and information by us. Any use which we or a third party makes of such data and information, or any reliance on it, or decisions to be made based on it, are the sole responsibilities of us and such third party.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             (or $             if the underwriters exercise their option to purchase additional shares of common stock from us in full) based on the assumed initial public offering price of $             per share of common stock, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock in this offering by the selling stockholders identified in this prospectus.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share of common stock would increase (decrease) the net proceeds to us from this offering by approximately $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $            , assuming the assumed initial public offering price per share remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. We intend to use the net proceeds we receive from this offering, together with cash on hand, if necessary, to satisfy all or a portion of the anticipated tax withholding and remittance obligations related to the settlement of certain outstanding RSUs and to repurchase shares of restricted stock to satisfy all or a portion of the anticipated tax withholding and remittance obligations related to the vesting of such restricted stock that will vest in connection with this offering. Based on                  RSUs and              shares of restricted stock outstanding for which the service-based or market-based vesting condition, as applicable, will be satisfied as of an assumed settlement date of             , 2022, and assuming (i) the liquidity event-based vesting condition, which will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part, will be satisfied on that date, (ii) the fair market value of our common stock at the time of settlement will be equal to the assumed initial public offering price per share of $            , which is the midpoint of the price range set forth on the cover page of this prospectus, and (iii) an assumed         % tax withholding rate, we estimate that these tax withholding obligations on the assumed settlement or vesting date, as applicable, would be approximately $             in the aggregate. Each $1.00 increase or decrease in the assumed initial public offering price per share of $            , which is the midpoint of the price range set forth on the cover page of this prospectus, assuming no change in the assumed settlement date or vesting date, as applicable, or applicable tax withholding rate, would increase or decrease, respectively, the amount we would be required to pay to satisfy our tax withholding and remittance obligations related to the RSU settlement and restricted stock vesting by approximately $            . In addition, a 1% increase or decrease in the tax withholding rate would increase or decrease, respectively, the amount of tax withholding and remittance obligations related to the RSU settlement and restricted stock vesting by $            .

We intend to use any remaining net proceeds for general corporate purposes, including working capital, operating expenses, and capital expenditures. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. We may also use a portion of any remaining net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies, although we do not currently have any agreements or commitments to enter into any material acquisitions or investments.

We will have broad discretion over how we use the net proceeds from this offering. Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments such as money market funds, corporate debt securities, certificates of deposit, commercial paper, and U.S. government and government agency debt securities.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our ability to pay dividends may be restricted by any agreements we may enter into in the future.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and marketable securities and our capitalization as of June 30, 2022 as follows:

•	on an actual basis;

•

on a pro forma basis to reflect (i) the automatic exchange of all exchangeable shares of our subsidiary, Aspen, outstanding as of June 30, 2022 into 688,787 shares of our non-voting common stock in connection with the effectiveness of the registration statement of which this prospectus forms a part, as if such exchange had occurred on June 30, 2022; (ii) the conversion of all outstanding shares of our non-voting common stock and shares of our non-voting common stock underlying outstanding equity awards, warrants, and exchangeable shares into an equivalent number of shares of our voting common stock immediately prior to the closing of this offering; (iii) the automatic conversion of 167,302,220 shares of our redeemable convertible preferred stock outstanding as of June 30, 2022 into 167,691,828 shares of our voting common stock immediately prior to the closing of this offering, as if such conversion had occurred on June 30, 2022; (iv) the net issuance of                  shares of our non-voting common stock in connection with the vesting and settlement of certain outstanding RSUs subject to service-based, market-based, and/or liquidity event-based vesting conditions for which the service-based vesting condition and the market-based vesting condition, as applicable, are expected to have been fully or partially satisfied on or before the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the liquidity event-based vesting condition, assuming that effectiveness occurs on              and any remaining vesting continues through such date, after giving effect to the withholding of shares of common stock underlying such RSUs to satisfy the associated income tax obligations (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed             % tax withholding rate); (v) the cancellation of                  shares of our outstanding non-voting restricted stock to satisfy income tax obligations due upon the vesting of such restricted stock, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part; (vi) the reclassification of all outstanding shares of our voting common stock and shares of our voting common stock underlying outstanding equity awards, after giving effect to the conversions described above, into an equivalent number of shares of common stock immediately prior to the closing of this offering; and (vii) stock-based compensation expense of $                 associated with RSUs and shares of outstanding restricted stock subject to service-based, market-based, and/or liquidity event-based vesting conditions for which the service-based vesting condition and the market-based vesting condition, as applicable, are expected to have been fully or partially satisfied on or before the effectiveness of the registration statement of which this prospectus forms a part and which we expect to recognize in connection with the effectiveness of the registration statement, which will satisfy the liquidity event-based vesting condition, as further described in Notes 2 and 12 to our consolidated financial statements included elsewhere in this prospectus; and

•

on a pro forma as adjusted basis to reflect (i) the pro forma adjustments described above and (ii) our receipt of $             million in estimated net proceeds from the sale and issuance by us of              shares of common stock in this offering, at the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds to satisfy the assumed withholding tax obligations described above.

You should read this information together with our consolidated financial statements and the related notes included in this prospectus, the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other financial information contained in this prospectus.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

	As of June 30, 2022
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in millions, except share and per share data)
Cash, cash equivalents, and marketable securities	$1,796	$	$

Redeemable convertible preferred stock, $0.0001 par value per share; 178,319,452 shares authorized, 167,302,220 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	$2,822	$	$

Stockholders’ deficit:
Voting and non-voting common stock, $0.0001 par value per share; 820,508,725 shares authorized, 71,942,889 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	—
Exchangeable shares, no par value, 702,085 shares authorized, 688,787 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	—
Preferred stock, $0.0001 par value per share; no shares authorized, issued, or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value per share; no shares authorized, issued, and outstanding, actual; shares authorized, pro forma and pro forma as adjusted; shares issued and outstanding, pro forma; shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	881
Accumulated other comprehensive loss	(5)

Accumulated deficit	(1,479)

Total stockholders’ (deficit) equity	(603)

Total capitalization	$2,219	$	$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the amount of cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the amount of cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization by approximately $             million, assuming the assumed initial public offering price per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock that will be outstanding after this offering is based on                 shares of our common stock outstanding as of June 30, 2022, and excludes:

•

30,158,894 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2022, with a weighted-average exercise price of $7.65 per share;

•

                shares of our common stock issuable in connection with the vesting of RSUs subject to service-based, market-based, and/or liquidity event-based vesting conditions outstanding as of June 30, 2022, for which (i) the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part but (ii) the service-based and/or market-based vesting conditions were not satisfied as of June 30, 2022 (we expect that vesting of certain of these RSUs through             will result in the net issuance of             shares of common stock in connection with

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

this offering, after withholding             shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed         % tax withholding rate));

•

                shares of our common stock issuable in connection with the vesting of RSUs subject to service-based and liquidity event-based vesting conditions granted after June 30, 2022 (we expect that the service-based vesting condition will be satisfied as of             and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part for certain of these RSUs, resulting in the net issuance of             shares of common stock in connection with this offering, after withholding             shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed             % tax withholding rate));

•	9,289,410 shares of our common stock issuable upon the exercise of performance-based warrants outstanding as of June 30, 2022 with an exercise price of $18.52 per share;

•

                 shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan, or the 2022 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, including                  new shares plus the number of shares (not to exceed                  shares) (i) that remain available for grant of future awards under our 2018 Equity Incentive Plan, or the 2018 Plan, at the time the 2022 Plan becomes effective, which shares will cease to be available for issuance under the 2018 Plan at such time, and (ii) any shares underlying outstanding stock awards granted under our 2013 Equity Incentive Plan, or the 2013 Plan, or the 2018 Plan that expire, or are forfeited, cancelled, withheld, or reacquired; and

•

                 shares of our common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan, or the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Our 2022 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Equity Plans” for additional information.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

Our historical net tangible book deficit as of June 30, 2022 was $925.3 million, or $12.74 per share. Historical net tangible book deficit represents the amount of our total tangible assets less our total liabilities and redeemable convertible preferred stock, divided by the number of shares of common stock and exchangeable shares outstanding as of June 30, 2022.

Our pro forma net tangible book value as of June 30, 2022 was $             million, or $             per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of June 30, 2022, after giving effect to (i) the automatic exchange of all exchangeable shares of our subsidiary, Aspen, outstanding as of June 30, 2022 into 688,787 shares of our non-voting common stock in connection with the effectiveness of the registration statement of which this prospectus forms a part; (ii) the conversion of all outstanding shares of our non-voting common stock and shares of our non-voting common stock underlying outstanding equity awards, warrants, and exchangeable shares into an equivalent number of shares of our voting common stock immediately prior to the closing of the offering; (iii) the automatic conversion of 167,302,220 shares of our redeemable convertible preferred stock outstanding as of June 30, 2022 into 167,691,828 shares of our voting common stock immediately prior to the closing of this offering; (iv) the net issuance of              shares of our non-voting common stock in connection with the vesting and settlement of certain outstanding RSUs subject to service-based, market-based, and/or liquidity event-based vesting conditions for which the service-based vesting condition and the market-based vesting condition, as applicable, are expected to have been fully or partially satisfied on or before the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the liquidity event-based vesting condition, assuming that effectiveness occurs on             and any remaining vesting continues through such date, after giving effect to the withholding of shares of common stock underlying such RSUs to satisfy the associated income tax obligations (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed             % tax withholding rate); (v) the cancellation of              shares of our outstanding non-voting restricted stock to satisfy income tax obligations due upon the vesting of such restricted stock, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part; (vi) the reclassification of all outstanding shares of our voting common stock and shares of our voting common stock underlying outstanding equity awards, after giving effect to the conversions described above, into an equivalent number of shares of common stock immediately prior to the closing of this offering; and (vii) stock-based compensation expense of $             million associated with RSUs and shares of outstanding restricted stock subject to service-based, market-based, and/or liquidity event-based vesting conditions for which the service-based vesting condition and the market-based vesting condition, as applicable, are expected to have been fully or partially satisfied on or before the effectiveness of the registration statement of which this prospectus forms a part and which we expect to recognize in connection with the effectiveness of the registration statement, which will satisfy the liquidity event-based vesting condition, as further described in Notes 2 and 12 to our consolidated financial statements included elsewhere in this prospectus.

After giving further effect to the sale of shares of common stock that we are offering at the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the use of proceeds to satisfy the assumed withholding tax obligations described above, our pro forma as adjusted net tangible book value as of June 30, 2022 would have been $             million, or $             per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and immediate dilution in pro forma as adjusted net tangible book value of $             per share to investors purchasing shares of common stock in this offering.

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Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of June 30, 2022	$(12.74)
Increase per share attributable to the pro forma adjustments described above

Pro forma net tangible book value per share as of June 30, 2022
Increase in pro forma as adjusted net tangible book value per share attributable to investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution in pro forma as adjusted net tangible book value per share to investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $             per share, and increase (decrease) the dilution in the pro forma as adjusted net tangible book value per share to new investors by approximately $             per share, in each case, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by approximately $             per share and increase (decrease) the dilution to investors participating in this offering by approximately $             per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of common stock from us in full, our pro forma as adjusted net tangible book value per share after this offering would be $            , and the dilution in pro forma as adjusted net tangible book value per share to investors purchasing shares of common stock in this offering would be $            .

The following table summarizes, on the pro forma as adjusted basis described above, as of June 30, 2022, the number of shares of our common stock, the total consideration, and the average price per share (i) paid to us by existing stockholders and (ii) to be paid by new investors acquiring our common stock in this offering at the assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount (in millions)	Percent
Existing stockholders			%	$		%	$
New investors

Total			%	$		%	$

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to             shares, or     % of the total number of shares of our common stock outstanding immediately

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after the completion of this offering, and will increase the number of shares held by new investors to             shares, or     % of the total number of shares of our common stock outstanding immediately after the completion of this offering.

If the underwriters exercise their option to purchase additional shares of common stock from us in full, our existing stockholders would own     %, and new investors purchasing shares of our common stock in this offering would own     %, of the total number of shares of our common stock outstanding immediately after the completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on              shares of our common stock outstanding as of June 30, 2022, and excludes:

•

30,158,894 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of June 30, 2022, with a weighted-average exercise price of $7.65 per share;

•

             shares of our common stock issuable in connection with the vesting of RSUs subject to service-based, market-based, and/or liquidity event-based vesting conditions outstanding as of June 30, 2022, for which (i) the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part but (ii) the service-based and/or market-based vesting conditions were not satisfied as of June 30, 2022 (we expect that vesting of certain of these RSUs through             will result in the net issuance of             shares of common stock in connection with this offering, after withholding             shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed         % tax withholding rate));

•

             shares of our common stock issuable in connection with the vesting of RSUs subject to service-based and liquidity event-based vesting conditions granted after June 30, 2022 (we expect that the service-based vesting condition will be satisfied as of             and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part for certain of these RSUs, resulting in the net issuance of             shares of common stock in connection with this offering, after withholding             shares to satisfy associated estimated income tax obligations (based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed     % tax withholding rate));

•	9,289,410 shares of our common stock issuable upon the exercise of performance-based warrants outstanding as of June 30, 2022 with an exercise price of $18.52 per share;

•

             shares of our common stock reserved for future issuance under our 2022 Equity Incentive Plan, or the 2022 Plan, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part, including new shares plus the number of shares (not to exceed              shares) (i) that remain available for grant of future awards under our 2018 Equity Incentive Plan, or the 2018 Plan, at the time the 2022 Plan becomes effective, which shares will cease to be available for issuance under the 2018 Plan at such time, and (ii) any shares underlying outstanding stock awards granted under our 2013 Equity Incentive Plan, or the 2013 Plan, or the 2018 Plan that expire, or are forfeited, cancelled, withheld, or reacquired; and

•

             shares of our common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan, or the ESPP, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Our 2022 Plan and ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Equity Plans” for additional information.

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To the extent any outstanding options are exercised, additional outstanding RSUs vest and settle, or new stock options or RSUs are issued under our equity incentive plans, or we issue additional equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all outstanding options and RSUs issued under our 2013 Equity Incentive Plan or 2018 Plan as of June 30, 2022 were exercised or settled, assuming no net settlement of RSUs or net or cashless exercise of stock options, then our existing stockholders, including the holders of these options and RSUs would own     % and our new investors would own     % of the total number of shares of our common stock outstanding on the closing of this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions, and beliefs, which involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

Instacart is powering the future of grocery through technology. We partner with retailers to help them successfully navigate the digital transformation of their businesses.

Instacart was founded in 2012 to bring the grocery industry online and help make grocery shopping effortless. We started by understanding what consumers want and then built enterprise-grade technology that allows retailers to meet those needs. We want to enable any retailer, large or small, to drive success both online and in-store and serve their customers better in all of the ways they choose to shop. Today, more than 900 national, regional, and local retail banners53 that collectively represent more than 80% of the U.S. grocery market partner with Instacart.54 We have helped our retail partners grow faster than the market. Our GTV, representing the online sales we power for all of our retail partners, grew at a CAGR of 109% between 2018 and 2021, compared to 57% for the overall online grocery market and 1% for offline grocery.55 In 2021, we generated approximately $25 billion of GTV, which makes Instacart the leading grocery technology company in North America.56

Instacart invented a new model for online grocery shopping by giving consumers on-demand delivery from the stores they know and trust. We help our retail partners reach over         monthly active orderers who spend approximately $             per month on average.57 Retailers reach customers through both Instacart Marketplace, where customers can shop from their favorite retailers through our app or website, and retailers’ owned and operated online storefronts that are powered by Instacart Enterprise Platform, our end-to-end technology solution encompassing eCommerce, fulfillment, in-store, ads, and insights.

When shopping for groceries, consumers want selection, quality, value, and convenience, and they shop in many different ways. Instacart started as a way for households to conveniently manage their weekly grocery shopping, a recurring and high order value consumer use case. Today, customers can place orders for delivery or pickup across a variety of use cases including the weekly shop, bulk stock-up, convenience, and special occasions. Customers can select the fulfillment option and speed that best serve their needs. For example, a busy parent may prefer the reliability of having their family’s groceries delivered every Sunday, but if they need a few items in the middle of the week, they can trust Instacart to be there to deliver the items they need with priority delivery (60 minutes) or quick convenience (as fast as 30 minutes). Each order is shopped for and delivered with care by one of our hundreds of thousands of shoppers who value the flexible earnings opportunities that Instacart provides.58

As consumers and retailers move online, we have built Instacart Ads, which offers CPG brands a new way to reach customers at the point of purchase and within hours of delivery and consumption. Today, more than

[53]	As of June 30, 2022.
[54]	In 2021. CSG.
[55]	Incisiv.
[56]	Based on total grocery sales in 2021.
[57]	Monthly active orderers for the month ended . Average monthly spend for the ended .
[58]	As of .

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5,500 brands are using Instacart Ads and are now more easily discoverable as customers fill their digital carts.59 Instacart Ads offers brands a highly measurable ads offering that leverages first-party transaction data to move products off retail shelves more efficiently.

We believe the future of grocery is about helping consumers find products they love from retailers they trust, no matter where they are or how they choose to shop. Grocery is the largest category in all of retail, with an annual spend of approximately $1.1 trillion in the United States in 2021.60 Despite the size of the market, grocery has historically been significantly slower to move online compared to other consumer categories. In 2021, only 9.5% of U.S. grocery shopping took place online,61 compared to 65% of consumer electronics, 38% of apparel, 25% of home furniture spend, and 23% of consumer foodservice.62 Over the past two years, this spend shifted from offline to online at an accelerated pace. It took 10 years for online grocery penetration to triple from 1% of total grocery sales in 200963 to 3% in 2019, and just two years to triple to 9.5% in 2021.64 Online penetration can reach up to 35% in the next five years.65

Grocery retailers have earned the trust and loyalty of consumers over generations by offering selection, quality, value, and convenience. For more than 10 years, we have invested in technology that is custom-built for online grocery. We believe our scaled marketplace has allowed us to understand the needs of the online grocery consumer better than anyone else. Our strategy is to put our technology capabilities and consumer insights into the hands of our retail partners. We are investing more in technology custom-built for online grocery than any single grocer could on their own, allowing grocers to leverage our scale and investments to grow their businesses.

Our technology solutions are better together. Instacart Marketplace has powered hundreds of millions of orders placed by millions of customers. This scale gives us unique insights into customer buying behavior, needs, and trends across the entire grocery industry in North America. We then utilize these insights to enhance Instacart Enterprise Platform, ensuring retailers can best meet their customers’ needs on their owned and operated online storefronts. Similarly, Instacart Enterprise Platform enhances Instacart Marketplace, as our deep integration with retailers allows us to expand marketplace capabilities for our customers. As we continue to scale and refine our technology and data insights across Instacart Marketplace and Instacart Enterprise Platform, our algorithms also continue to improve to provide significant benefits, including better search results, intelligent replacements, and more seamless checkout flows, among others. Many of these benefits also enhance the value delivered to our brand partners. This draws more brands to Instacart Ads, which yields benefits for Instacart Marketplace and Instacart Enterprise Platform.

•	Instacart Marketplace. Connects customers to their favorite national, regional, and local retailers on the largest online grocery marketplace in North America by using our mobile app or website.[66]

•	Instacart Enterprise Platform. Provides retailers with a suite of enterprise-grade technologies that span eCommerce, fulfillment, in-store, ads, and insights.

•

Instacart Ads. Allows CPG brands to drive sales by engaging with high-intent customers in a highly measurable and targeted way while also providing savings and product discovery to customers through our leading digital advertising solutions and insights.

[59]	As of .
[60]	Incisiv.
[61]	Incisiv.
[62]

Euromonitor, Retailing (2022 edition), Consumer Foodservice (2022 edition); categories: Consumer Electronics, Consumer Electronics E-Commerce, Apparel and Footwear, Apparel and Footwear E-Commerce, Homewares and Home Furnishings, Homewares and Home Furnishings E-Commerce, Consumer Foodservice by Type, categorization type: online and total; Consumer Foodservice by Type covers Foodservice Value RSP, data for the Retailing Categories covers Retail Value RSP excluding Sales Tax; USD million, current prices.

[63]

Euromonitor, Retailing (2022 edition), categories: Grocery Retailers, Food and Drink eCommerce; Food and Drink E-Commerce 2009 retail value RSP in USD, excluding sales tax, current terms; calculated as a percentage of Grocery Retailers and Food and Drink E-Commerce combined 2009 retail value RSP in USD, excluding sales tax.

[64]	Incisiv.
[65]	McKinsey, The next horizon for grocery e-commerce: Beyond the pandemic bump.
[66]	Based on GTV generated on Instacart and total grocery sales in 2021.

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Our focus on powering the future of grocery through technology has propelled us to achieve numerous milestones:

Our Financial Model

Our financial model is driven by the success of retailers, customers, brands, and shoppers in the Instacart ecosystem. As our key constituents engage on Instacart, we generate more orders for our retail partners, who generate transaction volume. We enjoy diversified revenue streams and scaling operating efficiency.

How We Generate Revenue

We generate revenue through fees paid on each order by retail partners and customers as well as advertising fees paid by brands. The following chart illustrates the economics of a completed order on Instacart, based on the average order in the year ended December 31, 2021. The order represents a blended average of orders on Instacart Marketplace as well as retailers’ owned and operated online storefronts powered by Instacart Enterprise Platform. Instacart Marketplace and Instacart Enterprise Platform orders have comparable economics, which makes us agnostic as to where orders happen, aligning our incentives with the incentives of our retail partners.

(1)	100% of shopper tips are paid to shoppers.

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•

Gross Transaction Value. GTV is the value of the products sold based on prices shown on Instacart, in addition to applicable taxes, deposits and other local fees, and customer tips, which go directly to shoppers, and customer fees, which include flat membership fees related to Instacart+ that are charged monthly or annually. Given grocery is one of the largest recurring monthly household expenses, we have a high average order value, which was $112 in 2021. This large average order value allows us to keep fees lower for retailers and customers. Of the total average order value of $112 in 2021, retailers and customers incurred an average of $16 in fees before netting shopper payout and customer incentives, promotions, appeasement credits, and refunds, as described below, to arrive at transaction revenue. See the section titled “—Key Business and Non-GAAP Metrics” for additional information about GTV.

•	Transaction Revenue. In 2021, our average transaction revenue per order was approximately $5.50, or 5% of GTV, which consists of:

•

Retailer Fees. We charge retail partners a fee on orders completed. These fees are generally charged as a percentage of the value of the order but in some cases can be charged as a fixed fee per order. Our fee structure is similar for orders completed through Instacart Marketplace and retailers’ owned and operated online storefronts powered by Instacart Enterprise Platform.

•

Customer Fees. We charge customers a delivery fee as well as a service fee. The delivery fee and service fee vary based on market and the value and composition of the order, as well as the time window selected and distance from the store location. Instacart+, our membership program, offers unlimited free delivery on orders over a certain size, a reduced service fee, credit back on pickup orders, and exclusive benefits. For Instacart+, we charge customers a flat fee of $99 for an annual subscription or $9.99 for a monthly subscription. Customers also have the option to include a tip on any delivery order, which goes directly to shoppers and is not included in fees received by Instacart.

•

Retailer and customer fees together have historically been         % of GTV and were         % of GTV for the quarter ended                 , 2022, translating to $             per order for that quarter. We have historically managed these fees together as a percentage of GTV and expect to continue to optimize both customer and retailer fees to reflect the value we deliver across a range of use cases. Additional details on these fees include:

•

Shopper Payout. Shoppers are paid by batch, which typically include more than one order. In 2021, Instacart paid shoppers an average of $10 per order, or 9% of GTV, not including customer tips. Shopper earnings are paid by Instacart based on every batch of orders a shopper fulfills. The amount a shopper earns per batch of orders depends on the number of items, type of items, driving distance, and effort involved in shopping and delivering. Shoppers also keep 100% of tips, which get passed directly to them from customers. Shoppers also have opportunities to generate extra earnings through incentives and promotions.

•

Customer Incentives, Promotions, Appeasement Credits, and Refunds. Transaction revenue is recognized upon delivery, net of any incentives, promotions, appeasement credits, and refunds, after remitting the purchase value of the goods to retailers and payments to shoppers for their services.

•

Advertising and Other Revenue. In 2021, average advertising and other revenue per order was approximately $2.50, or 2% of GTV. We generate fees from brand and retail partners that vary by the product, category, search term, and other criteria that the brand or retailer specifies. These fees are generated through sponsored products on a per click basis, product coupons and free delivery redemptions, and display placements on an impression or fixed fee basis. Other revenue includes fees paid by certain retailers for use of Carrot Storefront Pro and Caper.

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Core Principles of Our Financial Model

Generate More Orders

We believe every Instacart order represents a success for retailers, customers, brands, and shoppers. The success of our business relies on the success of all these constituents. When we help retailers succeed, orders and GTV on Instacart grow. We aim to continue to grow orders for our retail partners by expanding the breadth of services we offer to retailers, acquiring new customers, and increasing engagement and orders from our new and existing customers. We have                     monthly active orderers,67 a small fraction of the households in North America. Today, we have     % unaided brand awareness.68 Prior to 2021, we did not spend significantly on sales and marketing since the majority of our growth in our new customers was organic. Beginning in 2021, once we achieved meaningful improvement in customer and gross profit unit economics, we began to significantly increase consumer marketing. We believe we have a significant opportunity to increase our brand awareness to fuel new customer acquisition.

Our customer cohorts highlight the strong retention dynamics in our business and our proven ability to increase engagement with each cohort over time. Each cohort represents customers who placed their first order with us in a given year. As the chart below indicates, annual GTV for the 2017 to 2019 customer cohorts has generally expanded year over year compared to annual GTV in the first year on Instacart. This means the annual GTV from customers we retained more than offsets the GTV lost from customers who did not further transact with Instacart. For example, for the 2017 and 2018 cohorts, GTV doubled and nearly doubled, respectively, by Year 4, clearly demonstrating our ability to retain and expand with our customers.

The COVID-19 pandemic had certain impacts on our cohort behavior that were inconsistent with prior trends. During the COVID-19 pandemic, we experienced a significant increase in spend across all cohorts due to increased consumer demand for grocery delivery and higher average order value. The 2020 cohort performance is more nuanced given its unique, COVID-19-driven characteristics. In addition to being significantly larger than other cohorts, we believe spending behavior of the 2020 cohort was heavily influenced by health and safety

[67]

For the month ended                     . The number of monthly active orderers may overstate the number of unique individuals, as one customer may register for, and use, multiple accounts. Fluctuations in the number of monthly active orderers is not necessarily indicative of changes in our financial performance.

[68]	For the quarter ended .

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considerations. See the section titled “—COVID-19 Impact on Our Business.” While GTV from the 2020 cohort declined sequentially in 2021 because certain health factors became less important to our customers, a trend that we expect to continue for our customer cohorts acquired during the COVID-19 pandemic and resulting variant outbreaks, we continued to see strong demand on Instacart, as evidenced by the continued expansion of the 2017 through 2019 cohorts’ GTV from COVID-19 influenced 2020 spend level into 2021 as well as the size of our 2021 cohort, which was more than double that of the 2019 cohort. We believe these trends reflect habitual customer behavior and durable demand for online grocery.

GTV growth from existing cohorts was elevated in 2020 due to both an increase in orders and higher average order value. The below graphic illustrates these trends by comparing growth in GTV, orders, and average order value. GTV grew faster than orders in 2020 driven by a 15% increase in average order value as a result of COVID-19-related consumer health concerns that led to a larger number of stock-up orders during months with more significant shelter-in-place restrictions. Beyond a return to pre-COVID-19 grocery shopping behaviors, we expect average order value to continue to be impacted by the mix of consumer use cases, product categories shopped on Instacart, and Instacart+ orders. We have added additional fulfillment options, such as priority delivery (60 minutes), quick convenience (as fast as 30 minutes), and ultrafast delivery (as fast as 15 minutes) that have lower order values than a traditional weekly shop but potentially higher frequency. Commencing during the first half of 2022, inflationary pressures driving higher prices have also resulted in higher GTV and average order values, partially offset by customers purchasing fewer items on average per order and a shift toward lower-price product categories shopped on Instacart. The Instacart+ membership lowers the cost of online grocery through waived delivery fees, lower service fees, and credit back for pickup orders. While Instacart+ members order more frequently and have lower average order values, in part due to lower customer fees, they typically develop a more habitual and sticky behavior on Instacart over time. While average order value may continue to decline or fluctuate, we believe these strategic decisions, which include expansion of fulfillment options and increased GTV from Instacart+ members, will benefit our business over the long term by increasing orders and GTV per customer over time.

The strength of our customer cohorts is driven by the habitual behavior and expanding engagement of our customers. We aim to have every Instacart customer regularly use and engage with our offerings. To illustrate the strength of our customer cohorts, the charts below depict the average behavior of our monthly active orderers in each annual cohort for the years shown, weighted by the relative size of each cohort. These charts demonstrate that our customers order more frequently and spend more on Instacart over time. As shown below, our monthly active orderers increased their monthly order frequency on Instacart from approximately 2.1 times in the year of their first order to 3.8 times by year five. Similarly, monthly active orderers increased their monthly average spend on Instacart from $232 in the year of their first order to $462 by year five. This compares to the average U.S. household monthly grocery spend of $412,69 showing that engaged Instacart customers spend a majority, if not all, of their entire grocery budget with

[69]	U.S. Bureau of Labor Statistics; based on consumer expenditures in 2020.

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Instacart. While the charts below do not include in years 2 through 5 any cohorts for which the requisite number of years has not yet been completed, we believe that we can continue growing average monthly GTV and orders per monthly active orderer for these cohorts due to a variety of reasons, including the strength of our brand in driving significant customer engagement, our continued marketing spend, and investments in product enhancements. The growth trends for our 2020 and 2021 customer cohorts may be tempered in part due to the subsiding effects of the COVID-19 pandemic or its variant outbreaks, as certain health factors became less important to our customers.

[1]

For each year, the average figure represents average monthly orders or average monthly GTV, as applicable, per monthly active orderer for the applicable cohorts, weighted by the size of each cohort on the basis of monthly active orderers. For example, “Year 1” reflects the first year of results for the 2017 through 2021 customer cohorts while “Year 4” reflects the results for only the 2017 and 2018 customer cohorts. Average monthly GTV or orders, as applicable, per monthly active orderer for each cohort in a given year is calculated by determining the GTV or total orders, as applicable, per monthly active orderer for each calendar month and averaging each monthly GTV or total orders, as applicable, per monthly active orderer, weighted on the basis of the monthly active orderers for each month. For the purposes of these charts, a monthly active orderer is a customer who places at least one order on Instacart in any particular month in that customer’s year of activation. Each monthly active orderer belongs to the annual cohort in which that customer made an initial order. For each month in which a monthly active orderer places at least one order, that customer is included as a single monthly active orderer for purposes of calculating average GTV or orders, as applicable, per monthly active orderer for that month.

In addition, we aim to increase our customer engagement through Instacart+. Instacart+ members exhibit higher order frequency compared to non-members. On average, a monthly active orderer who has Instacart+ spends an aggregate of $             over                     orders per month, compared to an aggregate of $             spent over              orders by a monthly active orderer without Instacart+.70 As a result, orders from Instacart+ members represent a meaningful portion of our GTV, comprising $             , or     %, of our total GTV in the                  months ended                , compared to $             , or     %, in the                  months ended                . We had approximately                  and                  Instacart+ members as of                 , 2021 and                 , 2022, respectively.71

Deepen Relationships with Retail Partners

Our strategy of powering every grocery transaction is contingent on our ability to deepen our relationships with existing retail partners and attract new retail partners. We expand with retail partners by offering them a comprehensive set of enterprise-grade technology products and services that can help them grow and thrive both within and beyond their four walls. These technology solutions and services include building owned and operated online storefronts powered by Instacart Enterprise Platform, fulfilling orders through new options such as pickup,

[70]	For the ended .
[71]	Fluctuations in the number of Instacart+ members are not necessarily indicative of changes in our financial performance or contribution of Instacart+ members to GTV or orders over time.

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offering a range of delivery speeds from as fast as 15 minutes to the next available window, and addressing additional consumer use cases such as alcohol and ready meals. As our retail partners utilize Instacart for more use cases, we are able to power a greater number of orders on behalf of our retail partners and increase our GTV.

We have deep trust and integrations with retailers and have demonstrated our ability to expand with them over time as illustrated in the graphic below. For example, 25% of our top 20 retail partners offered alcohol through Instacart in 2016, which increased to         % in the              months ended             , 2022. Similarly, 35% of our top 20 retail partners offered pickup in 2019, which increased to         % in the              months ended             , 2022.

Grow Relationships with Brands

As consumers move online, we have built Instacart Ads as a new way for brands to reach consumers and succeed. Since launch, we have demonstrated durable and consistent growth in advertising and other revenue, primarily driven by the increasing scale of our business, the increase in number of active brand partners that use our ads offerings, and an increase in spend from brand partners that currently advertise with us. As of December 2021, over 5,500 CPG brands used Instacart Ads, representing growth of over 5.1 times compared to December 2019. As a result, we have demonstrated strong growth in our advertising and other revenue, which grew 340% from 2019 to 2020 and 94% from 2020 to 2021 and have increased our advertising investment rate from 1.3% in 2019 to 2.3% in 2021. Ongoing supply chain disruptions, higher inflation and macroeconomic uncertainty have caused advertisers, including our brand partners, to decrease spending and reduce their budgets and have heightened our brand partners’ focus on profitability. While Instacart Ads is not immune to these broader challenges, we believe we are well positioned to navigate them in the longer term by offering our brand partners highly targeted ad opportunities and precise measurement capabilities.

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Advertising investment rate is an indicator of our ability to grow our relationships with brand partners as it demonstrates how much advertising revenue we are able to monetize out of the total sales generated through Instacart. Advertising investment rate typically fluctuates with GTV growth on a delayed basis as GTV levels in a given period may not impact advertising budgets until subsequent periods and can also be asymmetrical based on advertising budget negotiations. We intend to increase our advertising revenue by continuing to execute against the following strategies:

•

Capture More Ad Spend and Add New Brands on Instacart Ads. We intend to earn a greater portion of brands’ spend across digital marketing as well as other data and customer insights. Growing the number of active brand partners and their spend will depend on our ability to grow the size and engagement of our customer base to create more clicks and impressions and to innovate on our ads offerings to deliver attractive ROI to our brand partners.

•

Grow Sales for Emerging Brands and Non-Food Categories. We intend to grow sales for emerging brands and non-food categories that have higher advertising budgets, such as household products, pet items, and personal care. As we grow sales for emerging brands and these categories, we will experience a mix shift towards GTV with higher advertising investment rates.

Drivers of Profitability

At Instacart, we have multiple levers that we use to drive profitability, including: large average order values, diversified revenue streams, revenue cost optimization, scale, multiple use cases and fulfillment options, operating expense efficiency, and capital efficiency. We will continue to focus on these profitability levers so that we can keep expanding margin and driving operating leverage.

•

Large Average Order Value. Given grocery is one of the largest recurring monthly household expenses, we have a high average order value, which was $             as of             . While we have leading market share in orders both above and below $75, our share is even more pronounced in orders larger than $75, where retailers who partner with Instacart command 74% of the sales based on order value. See the charts under the section titled “Business—Our Industry—Online Grocery Market Dynamics—Market Share among Digital-First Platforms—Share of Sales by Order Value” for more information. Larger order values tend to be more profitable, as the advertising opportunity increases with more items in an order and certain costs, such as shopper payout and hosting, are allocated across a larger average order value.

•

Diversified Revenue Streams. We primarily generate revenue from customer fees, retailer fees, and advertising fees. As we generate more orders for retailers, our revenue from customers and retailers grows. This allows us to deliver greater value to advertisers and increases our advertising and other revenue. As our business has scaled, we have been able to grow each of these diversified revenue streams in a way that is accretive to gross margin.

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•

Revenue Cost Optimization. We continue to identify and improve efficiencies in areas that negatively impact revenue and gross profit, such as appeasements and refunds, customer incentives and promotions, shopper payout, and third-party payment processing fees. We have used our data insights and machine learning to reduce many of these costs. For example, for our customers, we leveraged our data to recommend             million replacements over the last                     ended                     , with an average customer satisfaction rate of     % with the replacement item. These successful replacements are a key component of lowering appeasement and refund costs.

•

Economies of Scale. We drive efficiencies through the number of orders and size of our shopper base as we have developed technology-backed picking and batching abilities that help shoppers fulfill multiple orders simultaneously. These capabilities allow retailers and shoppers to improve overall efficiency by reducing costs and increasing batch orders. Batching allows shopper earnings to increase on an hourly basis while reducing the cost to fulfill each order.

•

Multiple Use Cases and Fulfillment Options. Our strategy of supporting multiple use cases, such as convenience and the weekly shop, all the way to the monthly bulk stock-up, across a variety of fulfillment options and speeds, from pickup to next day delivery, has increased engagement and order frequency. In a given month,     % of monthly active orderers use multiple fulfillment options across priority delivery, same-day delivery, next day delivery, and pickup, on average.[72] We are also increasing our deployment of flexible, better optimized pricing to cater to different use cases and fulfillment options, charging more for options like priority delivery and less for pickup and next day delivery. While incremental use cases and fulfillment options could be margin dilutive on their own and may reduce average order value, we believe that the adoption of multiple use cases and fulfillment options deepens our customer engagement and improves retention.

•

Operating Expense Efficiency. We have also demonstrated increased efficiency in managing our operating expenses, including costs associated with customer and shopper support and attracting and onboarding new shoppers, as well as various overhead and occupancy costs. We have historically reduced these costs through economies of scale, automation, business process improvement, and better vendor management. As a result, we reduced operations and support expense as a percent of GTV from 3.7% in 2019 to 1.1% in 2021 and general and administrative expense as a percent of GTV from 2.6% in 2019 to 1.2% in 2021. This strong operating leverage allows us to continue to invest in our research and development and sales and marketing functions to drive overall growth in a disciplined manner to sustain or increase profitability.

•

Capital Efficiency. We operate an asset-light model that focuses on delivering technology solutions to our retail partners and brand partners. We do not carry inventory and do not own a large physical footprint. By enabling and partnering with retailers, we allow millions of customers to shop across a diverse network of retailers and over 75,000 local stores.[73] This capital efficiency is best reflected in our capital expenditures, which remained consistently low as a percent of revenue at 0.7% in 2021 and 0.5% in 2020.

Gross profit is an indicator of the growth in our revenue as well as greater efficiencies in costs that impact our revenue and gross profit, such as appeasements and refunds, customer incentives and promotions, shopper payout, and third-party payment processing fees. The chart below indicates the gross margin improvement from each of these key components from the quarter ended December 31, 2019 to the quarter ended June 30, 2022. We utilized

[72]	For the ended .
[73]	As of .

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all of these levers to significantly improve our gross margin from 0.0% in the quarter ended December 31, 2019 to 6.2% in the quarter ended June 30, 2022.

The chart below illustrates this expansion on an annual basis. We have grown gross profit (loss) from $(18) million, or (0.3)% of GTV, in 2019 to $1,226 million, or 4.9% of GTV, in 2021.

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We intend to continue to improve cost efficiencies that impact revenue and gross profit, including by expanding shopper productivity and reducing customer appeasements and refunds. We are continuously calibrating our algorithms to better predict supply and demand dynamics and improve our routing. Our technology efficiently batches orders together to increase shopper earnings while reducing costs per order. As we grow order volume, we believe we can further leverage our technology to reduce the time spent on each order and help shoppers increase accuracy, both of which expand profitability. Greater shopper productivity can result in fewer customer appeasements and refunds, and will lower our rate of cancellations and redeliveries.

As we continue to expand across fulfillment options and consumer use cases, we expect to incur additional types of costs, such as warehouse leases and certain labor costs, that can impact both our cost of revenue and profitability trends in the future.

Our customer cohorts also exhibit our ability to scale our unit economics and generate strong GAAP gross profit expansion over time. The chart below depicts the average behavior of our 2019, 2020, and 2021 monthly customer cohorts, weighted by the size of each cohort on the basis of monthly active orderers. Average monthly gross profit per monthly active orderer increased from approximately $9 in the year of a customer’s first order to $19 by year three.

We have demonstrated our ability to grow gross profit at a significantly higher rate than GTV. Gross profit expansion is driven, in part, by customer behavior, with average order value and order frequency increasing over time by cohort. Larger order values tend to be more profitable, as the advertising opportunity increases with more items in an order and costs such as hosting, cancellations, and redeliveries are allocated across a larger average order value. Gross profit expansion is also driven by strategic decisions we have made that have diversified our revenue streams, grown our advertising investment rate, optimized customer fees and incentives, increased shopper productivity, reduced appeasements, decreased the number of in-store shoppers, and reduced third-party payment processing fees as a percent of GTV. The growth trends for our 2020 and 2021 customer cohorts may be tempered in the near term due to the subsiding effects of the COVID-19 pandemic, which has impacted and could continue to impact the retention and engagement of customers in these cohorts. However, for the reasons set forth above, we believe that we can continue growing our average monthly gross profit per monthly active orderer across our cohorts over time.

*

For each year, the dollar value represents average monthly GAAP gross profit per monthly active orderer for the 2019, 2020, and 2021 monthly cohorts, weighted by the size of each cohort on the basis of monthly active orderers. For example, “Year 1” reflects the first year of results for the 2019, 2020, and 2021 customer cohorts while “Year 3” reflects the results for only the 2019 customer cohort. Average

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monthly gross profit per monthly active orderer for each cohort in a given year is calculated by determining the gross profit per monthly active orderer for each calendar month and averaging each monthly gross profit per monthly active orderer, weighted on the basis of the monthly active orderers for each month. For purposes of the chart above, a monthly active orderer is a customer who places at least one order on Instacart in any particular month in that customer’s year of activation. Each monthly active orderer belongs in the annual cohort in which that customer made an initial order. For each month in which a monthly active orderer places at least one order, that customer is included as a single monthly active orderer for purposes of calculating average gross profit per monthly active orderer for that month. Percent of GTV is calculated as average monthly gross profit per monthly active orderer (2019 - 2021 monthly customer cohorts) divided by the average monthly GTV per monthly active orderer (2019 - 2021 monthly customer cohorts) in the same given year.

In addition, the chart below demonstrates our ability to improve the gross profit of our customer cohorts year over year compared to their first year on Instacart. Gross profit as a percent of GTV for both the 2019 and 2020 cohorts illustrates this improvement, expanding from (0.7)% in year 1 to 5.3% by year 3 for the 2019 cohort, and from 4.3% in year 1 to 4.8% in year 2 for the 2020 cohort. Since our 2020 cohort, we have been able to achieve positive gross profit in our customer cohorts’ first year with Instacart. Our business has been and may continue to be impacted by market and economic factors as well as the subsiding effects of the COVID-19 pandemic, which has impacted the retention and engagement of our customer cohorts acquired during the COVID-19 pandemic and resulting variant outbreaks, in particular, and may result in fluctuations in gross profit in the future. Despite this, we believe we have crossed a critical scale threshold that significantly improves our ability to consistently achieve positive gross profit, driven by diversified revenue streams and numerous cost efficiencies. The 2021 cohort reinforces this, with gross profit as a percent of GTV of 4.1% in year 1 remaining relatively consistent with gross profit as a percent of GTV of 4.3% in year 1 for the 2020 cohort.

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In addition to the costs that impact our revenue and gross profit, we incur other costs that impact our operating profit, including costs of customer and shopper support, the cost of attracting and onboarding new shoppers, and various overhead and occupancy costs. We have historically improved these costs through economies of scale, automation, business process improvement, and better vendor management. As a result, we improved operations and support expense as a percent of GTV from 3.7% in 2019 to 1.1% in 2021 and general and administrative expense as a percent of GTV from 2.6% in 2019 to 1.2% in 2021.

Re-Invest for Growth

The strength of our historical customer cohorts and our proven and scaling unit economics have allowed us to re-invest in supporting our growth, in particular in sales and marketing and research and development. We plan to continue to re-invest in our business to ensure the strengthening of the compelling value proposition we offer to our retail partners, customers, brand partners, and shoppers.

The chart below shows the increase in our customer marketing expense and customer incentives and promotions, collectively referred to as our customer acquisition costs, since 2019. Customer marketing expense includes paid marketing, brand marketing, and headcount costs related to consumer marketing, which are recorded in sales and marketing expense. Customer incentives and promotions include marketing coupons and referral credits to new customers and are recorded as a reduction of revenue. We also at times offer waived first delivery fees, which reduce the total customer fees we collect but are not included in customer acquisition costs.

In order to reach more customers and generate more orders for our retail partners, we have increased our customer acquisition costs by approximately $300 million between 2019 and 2021. In 2019, our gross profit was negative, and our unit economics were not mature. As a result, we did not make significant investments in customer acquisition. In 2020, we saw a dramatic increase in demand due to the COVID-19 pandemic, which brought customers organically to Instacart. Beginning in 2021, we gained increasing confidence in our improving unit economics, as evidenced by gross profit increasing to 4.9% of GTV. These results, along with efficiencies in our marketing channels, have allowed us to confidently increase our customer acquisition budgets to grow our customer base.

While our business has scaled significantly, we continue to believe we are early in our opportunity. We believe the strength of our brand enables us to attract customers to Instacart on an organic basis. Our retailers’ brands also attract customers to their owned and operated online storefronts that are powered by Instacart Enterprise Platform. In addition, we intend to invest in ongoing customer acquisition spend across categories, including customer incentives and promotions, performance marketing, demand generation partnerships, and brand development to attract new customers, reengage customers that have stopped using Instacart, and increase customer engagement. We expect that such expenses will continue to increase on an absolute dollar basis and be one of our largest expenses in the near term, including through the remainder of 2022.

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As we continue to increase our customer acquisition cost, we are focused on ensuring that each additional dollar of spend yields a positive return on investment. We achieve this by taking a rigorous approach to customer acquisition spend that enables us to invest up to efficiency guardrails that are based on years of historical cohort behavior. As we invest up to these guardrails, we are doing this more efficiently via better marketing strategies and by optimizing spend across a variety of performance channels. At the same time, we continuously make product enhancements to improve the customer experience, which we believe drives stronger customer engagement and retention. Together, this drives greater gross profit as a percentage of GTV and allows us to further optimize our customer marketing efficiency.

In addition, while increases in customer acquisition costs that have longer time horizons, such as incentives and promotions as well as brand marketing campaigns, may initially have a negative impact on our profitability, we believe that these investments will drive increased engagement from existing customers and enable us to attract new customers to Instacart.

(1)

Excludes waived first delivery fees as the absence of such fees reduce the revenue otherwise recognized from a transaction and therefore are not recorded as contra revenue nor expense. These fees are viewed and managed by us as part of our overall revenue performance as opposed to costs.

Our main value proposition to retailers is our end-to-end technology solution that is custom-built for online grocery, and our success is dependent on our ability to sustain product and technology innovation to better serve all of our constituents. To support such innovation, we have increased our research and development expense by approximately 190% from $127 million in 2019 to $368 million in 2021. In 2021 and the first half of 2022, our research and development expense increased primarily as a result of rapid scaling of headcount. Commencing in the second half of 2022, we expect to take a disciplined approach to research and development expense and focus on driving more efficiency in our research and development function. We expect our research and development expenses to continue increasing on an absolute dollar basis for the foreseeable future, including as we continue to build additional products, services, features, and functionalities that improve and broaden our capabilities and enhance our value proposition.

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Key Business and Non-GAAP Metrics

We use the following key business and non-GAAP metrics to help us evaluate our business, identify trends affecting our performance, formulate business plans, and make strategic decisions.

Key Business Metrics

Orders

We define an order as a completed customer transaction to purchase goods for delivery or pickup from a single retailer on Instacart during the period indicated, including those completed through Instacart Marketplace or retailers’ owned and operated online storefronts that are powered by Instacart Enterprise Platform. We believe that orders are an indicator of the scale and growth of our business as well as the value we bring to our constituents.

Orders increased from 251% from 2019 to 2020 and 30% from 2020 to 2021 as we added new customers and increased engagement from existing customers. The COVID-19 pandemic significantly accelerated new order volume beginning at the end of the first quarter of 2020 through the first quarter of 2021.

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Gross Transaction Value (GTV)

We define GTV as the value of the products sold based on prices shown on Instacart, applicable taxes, deposits, other local fees, customer tips, which go directly to shoppers, and fees, which include flat subscription fees related to Instacart+ that are charged monthly or annually. GTV consists of orders completed through Instacart Marketplace or Instacart Enterprise Platform. We believe that GTV helps indicate the value we provide to our constituents.

GTV increased 303% from 2019 to 2020 and 20% from 2020 to 2021 as we added new customers and increased engagement from existing customers. The COVID-19 pandemic significantly accelerated new order volume beginning at the end of the first quarter of 2020 through the first quarter of 2021. GTV grew more quickly than orders in 2020 due to elevated average order values and more slowly than orders in 2021 as average order values normalized. GTV grew more slowly than revenue in 2020 and 2021 primarily because it does not include the growth of advertising and other revenue.

Gross Profit

Gross profit (loss) is defined as revenue less cost of revenue. We believe that gross profit is an important indicator of the growth and efficiency of our business. Gross profit growth is highly impacted by our growth in advertising and other revenue, given our advertising and other revenue is highly profitable. Gross profit has experienced significant growth since 2019 due to diversified revenue streams, growth in our advertising investment rate, numerous cost efficiencies, and economies of scale.

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Non-GAAP Financial Measures

To supplement our consolidated financial statements prepared and presented in accordance with GAAP, we use certain non-GAAP financial measures, as described below, to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes.

We use Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, adjusted cost of revenue, adjusted operations and support expense, adjusted research and development expense, adjusted sales and marketing expense, and adjusted general and administrative expense in conjunction with GAAP measures as part of our overall assessment of our performance, including the preparation of our annual operating budget and quarterly forecasts, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our business and financial performance. We believe that these non-GAAP financial measures provide useful information to investors about our business and financial performance, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in their financial and operational decision making. We are presenting these non-GAAP financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because we believe that these non-GAAP financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry.

Our definitions may differ from the definitions used by other companies and therefore comparability may be limited. In addition, other companies may not publish these or similar metrics. Further, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statements of operations. Thus, our Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, adjusted cost of revenue, adjusted operations and support expense, adjusted research and development expense, adjusted sales and marketing expense, and adjusted general and administrative expense should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

We encourage investors and others to review our business, results of operations, and financial information in their entirety, not to rely on any single financial measure, and to view Adjusted EBITDA, Adjusted EBITDA as a percent of GTV, adjusted cost of revenue, adjusted operations and support expense, adjusted research and development expense, adjusted sales and marketing expense, and adjusted general and administrative expense in conjunction with their respective most directly comparable financial measure calculated in accordance with GAAP.

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Adjusted EBITDA and Adjusted EBITDA as a Percent of GTV

We define Adjusted EBITDA as net income (loss), adjusted to exclude (i) provision for income taxes, (ii) interest income, (iii) other income (expense), (iv) depreciation and amortization expense, (v) stock-based compensation expense, (vi) certain legal and regulatory accruals and settlements, net, (vii) reserves for sales and other indirect taxes, (viii) COVID-19 response initiatives, (ix) acquisition-related expenses, and (x) other.

We include Adjusted EBITDA and Adjusted EBITDA as a percent of GTV in this prospectus because they are important measures upon which our management assesses our operating performance and the operating leverage in our business. Because Adjusted EBITDA and Adjusted EBITDA as a percent of GTV facilitate internal comparisons of our historical operating performance, including as an indication of our revenue growth and operating efficiency when compared to GTV over time, we use them to evaluate the effectiveness of our strategic initiatives and for business planning purposes. We also believe that Adjusted EBITDA and Adjusted EBITDA as a percent of GTV, when taken collectively, may be useful to investors because they provide consistency and comparability with past financial performance, so that investors can evaluate our operating efficiency by excluding certain items that may not be indicative of our business, results of operations, or outlook. In addition, we believe Adjusted EBITDA is widely used by investors, securities analysts, ratings agencies, and other parties in evaluating companies in our industry as a measure of operational performance.

Adjusted EBITDA and Adjusted EBITDA as a percent of GTV should not be considered as alternatives to net income (loss), net income (loss) as a percent of GTV, or any other measure of financial performance calculated and presented in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA and Adjusted EBITDA as a percent of GTV rather than net income (loss) and net income (loss) as a percent of GTV, which are the most directly comparable GAAP measures. Some of these limitations are that each of Adjusted EBITDA and Adjusted EBITDA as a percent of GTV:

•	excludes stock-based compensation expenses;

•	excludes depreciation and amortization expense, and although these are non-cash expenses, the assets being depreciated may have to be replaced in the future, increasing our cash requirements;

•	does not reflect the positive or adverse adjustments related to the reserve for sales and other indirect taxes;

•	does not reflect interest income which increases cash available to us;

•	does not reflect other income that may increase cash available to us;

•	does not reflect other income and expense that includes unrealized and realized gains and losses on foreign currency exchange; and

•	does not reflect provision for income taxes that reduces cash available to us.

Other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure. Because of these limitations, we consider, and you should consider, Adjusted EBITDA together with other operating and financial performance measures presented in accordance with GAAP. A reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP, is provided further below.

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Adjusted EBITDA and Adjusted EBITDA as a percent of GTV improved from 2019 to 2020, driven by cost structure improvements and increased operating leverage as a result of scale in our business. Our Adjusted EBITDA and Adjusted EBITDA as a percent of GTV can vary significantly as we continue to make substantial investments to fuel our growth and scale Instacart. In 2021, we meaningfully grew our employee headcount and invested in sales and marketing to capture a significant market opportunity as consumer adoption of online grocery continued to grow. As a result, our Adjusted EBITDA and Adjusted EBITDA as a percent of GTV declined sequentially in 2021. In addition, in the fourth quarter of 2021, we launched our first national brand campaign, which raised awareness of our brand and lifted the efficiency of our overall acquisition channels. Over time, while we expect sales and marketing expense to increase on an absolute dollar basis, we expect sales and marketing spend to decline as a percent of GTV as we reach higher levels of penetration in our core markets.

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The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions, except percentages)
Net income (loss)	$(531)	$(70)	$(73)	$10	$(74)
Add (deduct):
Provision for (benefit from) income taxes	—	—	1	1	1
Interest income	(25)	(5)	(2)	(1)	(2)
Other (income) expense	—	—	(12)	—	2
Depreciation and amortization expense	7	10	16	6	15
Stock-based compensation expense	43	64	22	9	13
Certain legal and regulatory accruals and settlements, net(1)	42	76	46	7	19
Reserves for sales and other indirect taxes(2)	10	44	13	22	—
COVID-19 response initiatives(3)	—	7	3	3	—
Acquisition-related expenses	—	1	10	—	1
Other(4)	—	7	10	8	5

Adjusted EBITDA	$(454)	$134	$34	$65	$(20)

GTV	$5,144	$20,736	$24,909	$12,512	$14,356

Net income (loss) as a percent of GTV	(10.3)%	(0.3)%	(0.3)%	0.1%	(0.5)%

Adjusted EBITDA as a percent of GTV	(8.8)%	0.6%	0.1%	0.5%	(0.1)%

(1)	Represents certain legal, regulatory, and policy expenses related to worker classification matters.
(2)

Represents sales and other indirect tax reserves, net of abatements, for periods in which we were unable to collect such taxes from customers. We believe this adjustment is useful for investors in understanding our operating performance because in these cases, the taxes were not intended to be a cost to us but rather are to be borne by the customers.

(3)	Represents the cost of personal protective equipment distributed to shoppers during the COVID-19 pandemic.
(4)	Represents (i) non-capitalizable expenses related to the public listing of our common stock and (ii) expenses related to the settlement of certain patent infringement claims.

Our calculation of Adjusted EBITDA does not adjust net income (loss) for net reductions in revenue related to equity agreements with certain retailers of $9 million, $26 million, and $5 million in the years ended December 31, 2019, 2020, and 2021, respectively, and $3 million and zero in the six months ended June 30, 2021 and 2022, respectively. See Note 3 to our consolidated financial statements included elsewhere in this prospectus for additional details regarding such equity agreements.

Adjusted Cost of Revenue

We define adjusted cost of revenue as cost of revenue, excluding depreciation and amortization, as it is non-cash in nature.

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The following table provides a reconciliation of cost of revenue to adjusted cost of revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)
Cost of revenue	$232	$598	$608	$305	$357
Adjusted to exclude the following:
Depreciation and amortization expense	(4)	(5)	(8)	(2)	(9)

Adjusted cost of revenue	$228	$593	$600	$303	$348

Adjusted Operations and Support Expense

We define adjusted operations and support expense as operations and support expense excluding depreciation and amortization expense, stock-based compensation expense, and expenses related to COVID-19 response initiatives. We exclude depreciation and amortization expense and stock-based compensation expense as they are non-cash in nature, and we exclude COVID-19 response initiatives as these costs are not indicative of our operating performance.

The following table provides a reconciliation of operations and support expense to adjusted operations and support expense:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)
Operations and support expense	$189	$324	$262	$135	$130
Adjusted to exclude the following:
Depreciation and amortization expense	(1)	(1)	(1)	(1)	(1)
Stock-based compensation expense	(4)	(3)	(1)	(1)	—
COVID-19 response initiatives(1)	—	(7)	(3)	(3)	—

Adjusted operations and support expense	$184	$313	$257	$130	$129

(1)	Represents the cost of personal protective equipment distributed to shoppers during the COVID-19 pandemic.

Adjusted Research and Development Expense

We define adjusted research and development expense as research and development expense excluding depreciation and amortization expense and stock-based compensation expense as these are non-cash in nature.

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The following table provides a reconciliation of research and development expense to adjusted research and development expense:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)
Research and development expense	$127	$194	$368	$151	$243
Adjusted to exclude the following:
Depreciation and amortization expense	(1)	(2)	(3)	(1)	(2)
Stock-based compensation expense	(20)	(20)	(9)	(3)	(7)

Adjusted research and development expense	$106	$172	$356	$147	$234

Adjusted Sales and Marketing Expense

We define adjusted sales and marketing expense as sales and marketing expense excluding depreciation and amortization expense and stock-based compensation expense as these are non-cash in nature.

The following table provides a reconciliation of sales and marketing expense to adjusted sales and marketing expense:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)
Sales and marketing expense	$90	$158	$394	$160	$316
Adjusted to exclude the following:
Depreciation and amortization expense	(1)	(1)	(2)	(1)	(2)
Stock-based compensation expense	(5)	(5)	(3)	(1)	(2)

Adjusted sales and marketing expense	$84	$152	$389	$158	$312

Adjusted General and Administrative Expense

We define adjusted general and administrative expense as general and administrative expense excluding depreciation and amortization expense, stock-based compensation expense, certain legal and regulatory accruals and settlements, reserves for sales and other indirect taxes, acquisition-related expenses, and other. We exclude depreciation and amortization expense and stock-based compensation expense as these are non-cash in nature. We exclude certain legal and regulatory accruals and settlements, reserves for sales and other indirect taxes, acquisition-related expenses, and other as these are not indicative of our operating performance.

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The following table provides a reconciliation of general and administrative expense to adjusted general and administrative expense:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)
General and administrative expense	$132	$278	$288	$123	$153
Adjusted to exclude the following:
Depreciation and amortization expense	—	(1)	(2)	(1)	(1)
Stock-based compensation expense	(14)	(36)	(9)	(4)	(4)
Certain legal and regulatory accruals and settlements, net(1)	(42)	(76)	(46)	(7)	(19)
Reserves for sales and other indirect taxes(2)	(10)	(44)	(13)	(22)	—
Acquisition-related expenses	—	(1)	(10)	—	(1)
Other(3)	—	(7)	(10)	(8)	(5)

Adjusted general and administrative expense	$66	$113	$198	$81	$123

(1)	Represents certain legal, regulatory, and policy expenses related to worker classification matters.
(2)

Represents sales and other indirect tax reserves, net of abatements, for periods in which we were unable to collect such taxes from customers. We believe this adjustment is useful for investors in understanding our operating performance because in these cases, the taxes were not intended to be a cost to us but rather are to be borne by the customers.

(3)	Represents (i) non-capitalizable expenses related to the public listing of our common stock and (ii) expenses related to the settlement of certain patent infringement claims.

Additional Factors Affecting Our Performance

Regulation

Laws that limit or regulate our ability to enable shoppers to provide service on and benefit from Instacart will have an impact on our financial performance.

For example, in November 2020, voters in California voted in favor of, and on December 11, 2020, the California Secretary of State certified Proposition 22, which created a framework for compensation and benefits for independent contractors working in California with gig economy companies like Instacart. The applicable provisions under Proposition 22, among other things, require us to provide shoppers with a net earnings floor of at least 120% of the minimum wage for a shopper’s engaged time and $0.30 per engaged mile, as well as certain levels of healthcare subsidy payments based on shoppers’ engaged time per week. Therefore, we expect our compliance with Proposition 22 to adversely impact our costs in California.

Several other states in which we operate may also adopt legislation that provides for compensation and benefits for independent contractors similar to Proposition 22 or may challenge the status of independent contractors altogether. Regulations like this will impact our costs, may impair or prevent our ability to continue to operate, and may impact customer pricing and our ability to enable the same customer experience we have historically provided.

Macroeconomic Factors

Commencing in the first half of 2022, we began seeing macroeconomic trends affecting our markets and industry such as higher inflation and associated decreases in consumer discretionary income, the effects of ongoing supply chain challenges, and uncertainty regarding an economic recession. For example, decreases in consumer discretionary income due to inflationary or recessionary economic pressures have begun resulting in

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decreased customer retention and reduced demand for premium or discretionary grocery purchases. Ongoing supply chain disruptions, higher inflation and macroeconomic uncertainty have caused advertisers, including our brand partners, to decrease spending and reduce their budgets and have heightened our brand partners’ focus on profitability. Inflationary pressures have also resulted in higher GTV and average order values, partially offset by customers purchasing fewer items on average per order and a shift toward lower-price product categories shopped on Instacart. While we and the rest of our industry face near-term uncertainty and challenges stemming from these trends, we are closely monitoring them as well as our customer engagement and spending. We are also focusing our efforts on improving operating efficiency, driven in large part by our technology investments to optimize every part of our business from fees to labor costs, incentives, and appeasements. We expect these efforts to drive additional growth and operating leverage in the future.

Despite the broader macroeconomic challenges, we believe that our operating model, economies of scale, and strong business fundamentals will enable us to navigate ongoing changes in the broader economic landscape. This scale, combined with the investments that we have made over the past decade in pursuit of our vision of building the technology that powers every grocery transaction, enables us to operate with proven and scaling unit economics and provides us with multiple levers to generate operating leverage.

Seasonality

We experience seasonality in both the number of orders and GTV and in advertising and other revenue. We typically see lower levels of order volume growth in the second quarter and a portion of the third quarter resulting from lower usage during the spring and summer months, followed by higher levels of order volume growth in the second half of the year during the back-to-school period and holiday season. Our rapid growth and the impact of the COVID-19 pandemic have made, and may in the future make, seasonal fluctuations difficult to detect. In addition, our advertising and other revenue has historically been seasonally high in the fourth quarter and seasonally low in the first quarter in a given year as a result of how advertisers deploy their budgets. We expect these seasonal trends to become more pronounced over time if our growth slows or other seasonal trends emerge, which would contribute to fluctuations in our results of operations.

COVID-19 Impact on Our Business

The COVID-19 pandemic significantly accelerated consumers’ adoption of online grocery beginning in the first quarter of 2020. Prior to the COVID-19 pandemic, our business was characterized by rapid growth and expanding profitability. In 2019, orders grew 88% year over year, and GTV grew 87% year over year. In 2019, our net loss improved from (10.6)% of GTV in the first quarter to (10.1)% of GTV in the fourth quarter, and our Adjusted EBITDA improved from (10.0)% of GTV in the first quarter to (7.9)% of GTV in the fourth quarter.

COVID-19 began to significantly impact our business and operations in March 2020. To date, the observed effects of COVID-19 on our business and financial model have been most pronounced in three different periods: (i) March 2020 through July 2020, (ii) October 2020 through January 2021, and (iii) December 2021 through January 2022. We saw the most pronounced impact on our business in the first period, and saw more muted but observable impacts in the second and third periods, despite higher COVID-19 case counts in those periods.

•

Increase in Orders. We experienced a large increase in orders beginning in March 2020, driven by an increased number of orders from new customers, as well as greater repeat order activity from new and existing customers. The chart below breaks down our total orders into two groups: (i) orders we believe occurred due to the impact of the COVID-19 pandemic (referred to as COVID-influenced orders) and (ii) orders we believe would have occurred regardless of the pandemic (referred to as other orders). To estimate these values, we modeled orders in a time series regression based primarily on the following three inputs: (a) mobility data identifying how frequently people visited grocery stores and pharmacies in the United States, as a proxy for in-store shopping trends,[74] (b) weekly reported COVID-19 cases in the United States (which also served as a proxy for Canadian COVID-19 cases given similarity to U.S.

[74]	Google.

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trends),[75] and (c) our own historical data on paid orders (that is, orders driven by paid marketing, incentives, and notifications) and total orders. As the chart indicates, based on this modeling, we estimate that COVID-influenced orders accounted for the majority of our total orders from April 2020 to May 2020, a period characterized by widespread shelter-in-place restrictions in the United States. While the impact of COVID-influenced orders subsided in subsequent months, we estimate that COVID-influenced orders accounted for an increased portion of our total orders during times of elevated COVID-19 cases and shelter-in-place restrictions in the United States.

This chart represents our estimate of the number of COVID-influenced orders and other orders based primarily on our historical data on paid and total orders, combined with data on COVID-19 cases and consumer mobility trends from third-party sources. The inputs used in the underlying model are based on our assumptions regarding the key drivers for COVID-influenced orders and have not been reviewed or validated by any third party. While we believe these inputs represent the most relevant predictors for COVID-influenced orders, there may be other drivers affecting consumer ordering behavior that we did not account for. The model is limited to order data over a two-year period only, and longer-term order trends may be materially different, including due to uncertainty relating to the future effects of the COVID-19 pandemic and its variants on our business. While we believe the third-party mobility and COVID-19 case data used in this model are reliable, we have not independently verified the accuracy or completeness of this third-party data. See the section titled “Market, Industry, and Other Data.” As a result, readers should not place undue reliance on the model outcomes for these periods as a predictor of future trends in our total orders, business, or results of operations.

•

Fluctuations in Average Order Value. We experienced a meaningful increase in average order value beginning in March 2020. Higher average order values were most pronounced in months that were characterized by higher shelter-in-place restrictions, which led to more stock-up orders. For example, our average order value peaked at $132 in the second quarter of 2020 and has since normalized to near pre-pandemic levels beginning with the easing of shelter-in-place restrictions and the availability of the COVID-19 vaccine, which led to increased mobility. As COVID-19 trends subside, we have made other strategic decisions that we believe may decrease average order value over time but are beneficial to our business. For example, we introduced new consumer use cases and product categories and have invested in initiatives to increase GTV from Instacart+ members, both of which may decrease average order value in the future.

[75]	The New York Times.

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•

Increase in Organic Customer Additions. We experienced higher than average organic customer additions beginning in March 2020 that led to lower sales and marketing expense as a percent of our GTV. In 2021, we built a marketing engine to drive efficient and effective customer acquisition, and in the fourth quarter of 2021, we launched our first national brand campaign.

•

Increase in Shopper Incentives and Customer Appeasements. Large and sudden increases in the number of orders lead to a number of increased costs that impacted our gross profit and overall profitability. For example, we increased shopper incentives to encourage shoppers to pick and deliver during periods of elevated customer demand. During this period and others that were characterized by large and sudden increases in orders or supply chain disruptions experienced by retailers (which became more frequent in recent periods and may continue in the future), customers experienced higher rates of out-of-stock items, which resulted in a greater number of refunded items. In response and to mitigate any negative effects on customer satisfaction, we generally increase customer appeasements, refunds, and incentives, which directly reduce our revenue and adversely impact our profitability. Further, we cannot assure you that the decreases to our revenue and margin resulting from our mitigation efforts will be offset by future growth in GTV, orders, and profitability.

•

Significant Increase in Revenue. We experienced a significant increase in revenue due to increased customer demand for grocery delivery in 2020, growing 590% year over year. This rapid revenue increase outpaced increases in operating expenses, such as research and development expense, resulting in an accelerated margin expansion that is not indicative of normalized performance. In 2021, we expanded headcount and invested in our business to appropriately support our future growth.

The global impact of the COVID-19 pandemic continues to rapidly evolve, and we will continue to monitor the situation and the effects on our business and operations closely. Moreover, while COVID-19 impacts have subsided and may continue to subside from peak levels, year-over year-comparisons of future periods will be influenced by prior periods that were impacted by COVID-19. The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted.

We believe that the strong secular trends driving higher online penetration in grocery, predicted to grow from 9.5% in 2021 to 20.5% by 2026,76 will be a more important long term business driver than the impact of the COVID-19 pandemic. However, we cannot predict how the COVID-19 pandemic will continue to evolve, including volatility in future engagement or retention of customer cohorts acquired during the COVID-19 pandemic or variant outbreaks, and therefore cannot estimate the financial impact of the pandemic on our future results of operations, cash flows, or financial condition. For additional details, refer to the section titled “Risk Factors.”

[76]	Incisiv.

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Components of Results of Operations

Revenue

Our revenue consists of transaction revenue and advertising and other revenue.

Transaction Revenue

We generate transaction revenue primarily from:

•

end users, whom we refer to as customers, (i) through service and delivery fees paid for arranging fulfillment services from shoppers and (ii) for monthly or annual Instacart+ memberships, our membership program, which offers unlimited free delivery on orders over a certain size, a reduced service fee, credit back on pickup orders, and exclusive benefits;

•

retailers (i) through service fees in exchange for connecting retailers with customers to facilitate transactions on Instacart Marketplace and (ii) for orders placed through retailers’ owned and operated online storefronts powered by Instacart Enterprise Platform; and

•	a revenue share agreement with a third party that supplies payment cards to Instacart shoppers for in-store use.

Transaction revenue is recognized upon transfer of control of services, net of the purchase value of the goods remitted to retailers and payments to shoppers for their services (including any shopper incentives), promotions and customer incentives, appeasement credits, and refunds. We expect the amounts of payments to shoppers, promotions, customer and shopper incentives, appeasement credits, and refunds to fluctuate over time depending on a number of factors. For example, implementation of additional fulfillment options or shifts in the use of full-service shoppers could result in fluctuations in our transaction revenue. In addition, periods of elevated customer demand can result in increased shopper incentives and degradation of order quality due to higher rates of out-of-stock items and other delays, which in turn generally lead to more appeasement credits and refunds. Furthermore, our overall marketing strategy will impact the spend mix between promotions and customer incentives, which are recorded as reductions of revenue and sales and marketing expenses, respectively. In certain cases, these contra-revenue items can be more than fees received from customers and retailers.

Advertising and Other Revenue

We generate advertising and other revenue primarily from:

•	the sale of advertising products to brands that are interested in reaching customers on Instacart; and

•

certain retailers for use of our software-as-a-service solution through Instacart Enterprise Platform that enhances the online shopping experience, with revenue recognized ratably over the subscription period.

Advertising revenue is recognized upon product coupon or free delivery redemption, per click for sponsored products, and ratably over the contract term for display placements.

Cost of Revenue

Cost of revenue primarily consists of third-party payment processing fees, expenses related to payment chargebacks, compensation costs of our employees involved in fulfillment, hosting fees, insurance costs attributed to fulfillment, depreciation expense, and amortization expense of technology-related intangible assets and capitalized internal-use software. Compensation costs include salaries, taxes, benefits, and bonuses.

We expect that cost of revenue will increase on an absolute dollar basis for the foreseeable future as we continue to grow and vary from period to period as a percent of revenue.

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Gross Profit and Gross Margin

Gross profit represents revenue less cost of revenue. Gross margin is gross profit expressed as a percent of revenue. Our gross margin has varied and will continue to vary from period to period based on a number of factors, including (1) changes in the mix between transaction and advertising and other revenue, changes in the mix of order type due to changes in mix of use cases and fulfillment options, consumer shopping behaviors, average order values, and levels of customer incentives, (2) operational efficiencies, (3) negotiations with our retail partners, third-party payment processors, and hosting providers, and (4) macroeconomic factors, such as supply chain issues and inflation, which may negatively impact GTV and orders and also reduce spending by our brand partners. In addition, gross profit has historically been, and is expected to continue to be, seasonally high in the fourth quarter and low in the first quarter of a given year due to seasonality in advertising and other revenue as a percent of GTV as a result of how advertisers deploy their budgets. The degree of impact of these factors will also be driven in part by the continuing effects of the COVID-19 pandemic, including future variants and outbreaks. Our expectation is that our strategic and growth initiatives and disciplined approach to costs and expenses will result in both revenue expansion and increased operating leverage and scale, leading to a strong long-term gross margin profile.

Operations and Support Expense

Operations and support expense primarily consists of compensation costs for employees who support our operations, costs of customer and shopper support, costs to attract and onboard new shoppers, allocations of various overhead and occupancy costs, and depreciation and amortization expense. Compensation costs include salaries, taxes, benefits, bonuses, and stock-based compensation expense. We anticipate additional operations and support expense during the period in which the registration statement of which this prospectus forms a part becomes effective as a result of the stock-based compensation expense associated with our RSUs for which the liquidity event-based vesting condition will be satisfied upon such effectiveness. See the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation—Restricted Stock Units and Restricted Stock.” We also expect to incur additional stock-based compensation expense in future periods as additional RSUs meet their service-based vesting conditions, calculated using the accelerated attribution method for RSUs with a liquidity event-based vesting condition and using the straight-line method for RSUs granted following the closing of this offering and without a liquidity event-based vesting condition.

We expect to continue to invest in our operations and hire additional employees, third-party consultants, and contractors to support our operations. As a result, we anticipate that our operations and support expense will increase on an absolute dollar basis for the foreseeable future and vary from period to period as a percent of revenue and as a percent of GTV.

Research and Development Expense

Research and development expense primarily consists of compensation costs for our engineering employees, third-party consulting fees, allocations of various overhead and occupancy costs, and depreciation and amortization expense. Compensation costs include salaries, taxes, benefits, bonuses, and stock-based compensation expense. We anticipate additional research and development expense during the period in which the registration statement of which this prospectus forms a part becomes effective as a result of the stock-based compensation expense associated with our RSUs for which the liquidity event-based vesting condition will be satisfied upon such effectiveness. See the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation—Restricted Stock Units and Restricted Stock.” We also expect to incur additional stock-based compensation expense in future periods as additional RSUs meet their service-based vesting conditions, calculated using the accelerated attribution method for RSUs with a liquidity event-based vesting condition and using the straight-line method for RSUs granted following the closing of this offering and without a liquidity event-based vesting condition.

We expect that research and development expense will increase on an absolute dollar basis and vary from period to period as a percent of revenue and as a percent of GTV for the foreseeable future as we continue to

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invest in research and development activities relating to ongoing improvements to, and maintenance of, our offerings, including the hiring of engineering, product development, and design employees to support these efforts. Our investments in research and development headcount may fluctuate from time to time, including as we focus on driving more efficiency across our teams.

Sales and Marketing Expense

Sales and marketing expense primarily consists of advertising expenses, compensation costs for sales and marketing employees, third-party consulting fees, allocations of various overhead and occupancy costs, depreciation expense, and amortization expense of customer relationship intangible assets. Compensation costs include salaries, taxes, benefits, bonuses, and stock-based compensation expense. We anticipate additional sales and marketing expense during the period in which the registration statement of which this prospectus forms a part becomes effective as a result of the stock-based compensation expense associated with our RSUs for which the liquidity event-based vesting condition will be satisfied upon such effectiveness. See the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation—Restricted Stock Units and Restricted Stock.” We also expect to incur additional stock-based compensation expense in future periods as additional RSUs meet their service-based vesting conditions, calculated using the accelerated attribution method for RSUs with a liquidity event-based vesting condition and using the straight-line method for RSUs granted following the closing of this offering and without a liquidity event-based vesting condition.

We plan to continue to invest in sales and marketing to attract and increase the engagement of constituents on Instacart and increase our brand awareness. We expect that sales and marketing expense will increase on an absolute dollar basis and vary from period to period as a percent of revenue and as a percent of GTV for the foreseeable future. While we expect sales and marketing expense to be one of our largest operating expenses in the near term, the trend and timing of our sales and marketing expenses will depend on the timing and magnitude of our marketing campaigns.

General and Administrative Expense

General and administrative expense primarily consists of compensation costs for administrative employees, including finance and accounting, human resources, policy, and legal, third-party consulting fees, allocations of various overhead and occupancy costs, depreciation expense, and amortization expense of patents. Compensation costs include salaries, taxes, benefits, bonuses, and stock-based compensation expense. We anticipate additional general and administrative expense during the period in which the registration statement of which this prospectus forms a part becomes effective as a result of the stock-based compensation expense associated with our RSUs for which the liquidity event-based vesting condition will be satisfied upon such effectiveness. See the section titled “—Critical Accounting Policies and Estimates—Stock-Based Compensation—Restricted Stock Units and Restricted Stock.” We also expect to incur additional stock-based compensation expense in future periods as additional RSUs meet their service-based and market-based vesting conditions, as applicable, calculated using the accelerated attribution method for RSUs with a liquidity event-based vesting condition and using the straight-line method for RSUs granted following the closing of this offering and without a liquidity event-based vesting condition.

We expect that general and administrative expense will increase on an absolute dollar basis and vary from period to period as a percent of revenue and as a percent of GTV for the foreseeable future as we continue to focus on processes, systems, and controls to enable our internal support functions to scale with the growth of our business. In addition, we expect to incur additional expenses to support increased compliance and reporting requirements as we operate as a public company.

Other Income (Expense)

Other income (expense) primarily consists of income related to legal settlements and gains and losses from transactions denominated in a currency other than the functional currency.

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Interest Income

Interest income consists primarily of interest earned on our cash, cash equivalents, and marketable securities.

Provision for Income Taxes

The provision for income taxes consists primarily of income taxes in certain federal, state, local, and foreign jurisdictions in which we conduct business. We maintain a full valuation allowance against our deferred tax assets for U.S. income tax purposes because we have concluded that it is more likely than not that the deferred tax assets will not be realized. Accordingly, our effective tax rate will vary depending on the relative proportion of foreign to domestic income, use of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.

Results of Operations

The following table sets forth our results of operations for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)
Consolidated Statements of Operations Data:
Revenue	$214	$1,477	$1,834	$884	$1,126
Cost of revenue(1)	232	598	608	305	357

Gross profit (loss)	(18)	879	1,226	579	769
Operating expenses:
Operations and support(1)(2)	189	324	262	135	130
Research and development(1)(2)	127	194	368	151	243
Sales and marketing(1)(2)	90	158	394	160	316
General and administrative(1)(2)	132	278	288	123	153

Total operating expenses	538	954	1,312	569	842
Income (loss) from operations	(556)	(75)	(86)	10	(73)
Other income (expense)	—	—	12	—	(2)
Interest income	25	5	2	1	2

Income (loss) before provision for income taxes	(531)	(70)	(72)	11	(73)
Provision for income taxes	—	—	1	1	1

Net income (loss)	$(531)	$(70)	$(73)	$10	$(74)

(1)	Amounts include depreciation and amortization expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)
Cost of revenue	$4	$5	$8	$2	$9
Operations and support	1	1	1	1	1
Research and development	1	2	3	1	2
Sales and marketing	1	1	2	1	2
General and administrative	—	1	2	1	1

Total depreciation and amortization expense	$7	$10	$16	$6	$15

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(2)	Amounts include stock-based compensation expense as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)
Operations and support	$4	$3	$1	$1	$—
Research and development	20	20	9	3	7
Sales and marketing	5	5	3	1	2
General and administrative	14	36	9	4	4

Total stock-based compensation expense	$43	$64	$22	$9	$13

The following table sets forth the components of our consolidated statements of operations data, for each of the periods presented, as a percent of revenue.

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(as a percent of revenue)(1)
Revenue	100%	100%	100%	100%	100%
Cost of revenue	108	40	33	35	32

Gross profit (loss)	(8)	60	67	65	68
Operating expenses:
Operations and support	88	22	14	15	12
Research and development	59	13	20	17	22
Sales and marketing	42	11	21	18	28
General and administrative	62	19	16	14	14

Total operating expenses	251	65	72	64	75
Income (loss) from operations	(260)	(5)	(5)	1	(6)
Other income (expense)	—	—	1	—	—
Interest income	12	—	—	—	—

Income (loss) before provision for income taxes	(248)	(5)	(4)	1	(6)
Provision for income taxes	—	—	—	—	—

Net income (loss)	(248)%	(5)%	(4)%	1%	(7)%

(1)	Totals of percent of revenue may not foot due to rounding.

Comparison of the Six Months Ended June 30, 2021 and 2022

Revenue

	Six Months Ended June 30,
	2021	2022	$ Change	% Change
	(in millions)
Transaction	$620	$799	$179	29%
Advertising and other	264	327	63	24%

Total revenue	$884	$1,126	$242	27%

The increase in transaction revenue was driven primarily by a 22% increase in number of orders and a related 15% increase in overall GTV primarily due to attracting and engaging customers, increased net retailer and customer fees from our efforts to optimize fees, and efficiencies in shopper payout per order due to healthy shopper supply and improvements to our routing, matching and batching systems. Order growth outpaced GTV growth primarily due to the continued normalization of average order values from $116 for the six months ended

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June 30, 2021 to $109 for the six months ended June 30, 2022 as a result of consumers beginning to return to pre-COVID grocery shopping behaviors, the introduction of new fulfillment options, and recent inflationary pressures causing elevated grocery prices. This has been partially offset by increases in GTV and average order value from higher grocery prices on Instacart due to higher inflation in 2022. Transaction revenue increased at a faster rate than orders and GTV due in part to reductions in full-service shopper compensation as a percent of GTV and a net increase in fees from retailers and customers as a percent of GTV per order.

The increase in advertising and other revenue growth was primarily driven by the 22% increase in order volume and the related 15% increase in overall GTV, new advertising features and products introduced in 2022, emerging brands sales initiatives in 2022, as well as growth in advertising investment rate of 20 basis points from the six months ended June 30, 2021 to the six months ended June 30, 2022.

Cost of Revenue, Gross Profit, and Gross Margin

	Six Months Ended June 30,
	2021	2022	$ Change	% Change
	(in millions)
Cost of revenue	$305	$357	$52	17%
Gross profit	$579	$769	$190	33%
Gross margin	65%	68%

The increase in cost of revenue was driven by the growth of activity on Instacart, including an increase in credit card processing fees of $28 million, an increase in chargeback, cancellation, and redelivery costs of $21 million due to increased GTV and order volume, and an increase in hosting costs of $5 million to support continued growth. The increase was partially offset by a decrease of $13 million in headcount costs as a result of a decrease in in-store shoppers. We expect that our headcount costs will fluctuate in the future as we implement additional fulfillment options.

The increase in gross profit and gross margin was driven by the increase in transaction revenue as a percent of total revenue and the effects of increased efficiency in our cost of revenue as we benefited from economies of scale.

Operations and Support

	Six Months Ended June 30,
	2021	2022	$ Change	% Change
	(in millions)
Operations and support	$135	$130	$(5)	(4)%
Percent of revenue	15%	12%

The decrease in operations and support expense was driven by a decrease of $16 million in referral costs and background checks related to shopper acquisition and a decrease of $5 million in staging supplies primarily due to decreased need for personal protective equipment for shoppers, partially offset by a $9 million increase in compensation costs and a $4 million increase in costs related to outsourced care agents who provide phone, email, and chat support to customers and shoppers.

Research and Development

	Six Months Ended June 30,
	2021	2022	$ Change	% Change
	(in millions)
Research and development	$151	$243	$92	61%
Percent of revenue	17%	22%

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The increase in research and development expense was primarily due to increases of $62 million in compensation costs as a result of increased headcount and $22 million in fees for engineering tools and subscriptions to support continued innovation in product development and technology infrastructure.

Sales and Marketing

	Six Months Ended June 30,
	2021	2022	$ Change	% Change
	(in millions)
Sales and marketing	$160	$316	$156	98%
Percent of revenue	18%	28%

The increase in sales and marketing expense was primarily due to increases of $89 million in costs related to marketing programs intended to drive revenue growth, which was magnified by a reduction in our marketing spend in the six months ended June 30, 2021, $32 million in compensation costs as a result of additional headcount in our sales and marketing organization to support our growth, and $28 million in consulting costs related to marketing projects and brand marketing campaigns.

General and Administrative

	Six Months Ended June 30,
	2021	2022	$ Change	% Change
	(in millions)
General and administrative	$123	$153	$30	24%
Percent of revenue	14%	14%

The increase in general and administrative expense was primarily due to increases of $22 million in compensation costs as a result of additional headcount, $10 million in consulting and professional fees related to legal, tax, and recruiting professional services, $5 million in software costs, and $4 million in business taxes and insurance costs related to the overall growth in our business. These expenditures were partially offset by a decrease of $18 million in our accruals for sales and indirect taxes and legal matters and settlements.

Interest Income

	Six Months Ended June 30,
	2021	2022	$ Change	% Change
	(in millions)
Interest income	$1	$2	$1	100%

Interest income was not material for the periods presented.

Comparison of the Years Ended December 31, 2020 and 2021

Revenue

	Year Ended December 31,
	2020	2021	$ Change	% Change
		(in millions)
Transaction	$1,182	$1,262	$80	7%
Advertising and other	295	572	277	94%

Total revenue	$1,477	$1,834	$357	24%

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The increase in transaction revenue was driven primarily by a 30% increase in number of orders and a related 20% increase in overall GTV due to attracting and engaging more customers, the addition of more retail partners, and the introduction of new fulfillment options in 2021 such as quick convenience. Orders and GTV increased at a faster rate than transaction revenue due in part to a shift toward the use of full-service shoppers (whose costs are recorded as a reduction in revenue) from in-store shoppers, an increase in shopper payments in California following the passage of Proposition 22, and an increase in customer and shopper incentives per order and refunds primarily due to higher order volume and global supply chain constraints in 2021 (both of which are recorded as reductions in revenue). The effects of the COVID-19 pandemic on growth in number of orders and overall GTV decreased in 2021 relative to 2020 and average order values normalized from $121 in 2020 to $112 in 2021 as consumers began to return to pre-COVID grocery shopping behaviors. Accordingly, we experienced a shift in the mix of consumer use cases and fulfillment options, both of which also contributed to lower average order value in 2021. See the section titled “—COVID-19 Impact on Our Business.”

The increase in advertising and other revenue growth was primarily driven by an increase of 59% in the number of brands on Instacart from the fourth quarter of 2020 to the fourth quarter of 2021, new advertising features and products and sales initiatives in 2021, and the 30% increase in number of orders and 20% increase in overall GTV. Advertising and other revenue increased at a faster rate than GTV due in part to increased engagement of brand partners, as demonstrated by the increase in advertising investment rate from 2020 to 2021.

Cost of Revenue, Gross Profit, and Gross Margin

	Year Ended December 31,
	2020	2021	$ Change	% Change
		(in millions)
Cost of revenue	$598	$608	$10	2%
Gross profit	$879	$1,226	$347	39%
Gross margin	60%	67%

The increase in cost of revenue was driven by the growth of activity on Instacart, including an increase in credit card processing fees of $43 million and an increase in chargeback, cancellation, and redelivery costs of $20 million due to increased GTV and order volume. The increase was partially offset by a decrease of $56 million in headcount costs as a result of a decrease in in-store shoppers. We expect that our headcount costs will fluctuate in the future as we implement additional fulfillment options.

The increase in gross profit and gross margin was driven by the increase of advertising and other revenue as a percent of total revenue and the effects of increased efficiency in our cost of revenue as we benefited from economies of scale.

Operations and Support

	Year Ended December 31,
	2020	2021	$ Change	% Change
		(in millions)
Operations and support	$324	$262	$(62)	(19)%
Percent of revenue	22%	14%

The decrease in operations and support expense was driven by the significant investments made during 2020 in response to the accelerated growth we experienced as a result of shifts in consumer and shopper behavior during the early months of the COVID-19 pandemic, including decreases of $32 million in costs related to outsourced care agents who provide phone, email, and chat support to customers and shoppers, $22 million in referral costs and background checks related to shopper acquisition, and $10 million in customer support infrastructure.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Research and Development

	Year Ended December 31,
	2020	2021	$ Change	% Change
		(in millions)
Research and development	$194	$368	$174	90%
Percent of revenue	13%	20%

The increase in research and development expense was primarily due to increases of $145 million in compensation costs and $9 million in overhead costs as a result of additional headcount to support continued innovation and buildout of our advertising products and $35 million in fees for engineering tools and subscriptions, partially offset by a decrease of $13 million in stock-based compensation expense primarily resulting from a tender offer that we completed in 2020. The impact of the COVID-19 pandemic accelerated headcount growth in 2021, and we do not expect to maintain the same rate of headcount growth in future periods.

Sales and Marketing

	Year Ended December 31,
	2020	2021	$ Change	% Change
		(in millions)
Sales and marketing	$158	$394	$236	149%
Percent of revenue	11%	21%

The increase in sales and marketing expense was primarily due to increases of $161 million in costs related to marketing programs intended to drive revenue growth, $57 million in compensation costs as a result of additional headcount in our sales and marketing organization to support our growth, and $15 million in consulting costs related to marketing projects and campaigns.

General and Administrative

	Year Ended December 31,
	2020	2021	$ Change	% Change
		(in millions)
General and administrative	$278	$288	$10	4%
Percent of revenue	19%	16%

The increase in general and administrative expense was primarily due to increases of $49 million in compensation costs as a result of additional headcount, $26 million in consulting and professional fees related to legal, tax, and recruiting professional services, $9 million in software costs, allocations, and other expenses related to the overall growth in our business, as well as an increase of $5 million in business taxes and insurance costs related to the overall increase in business volume. These expenditures were partially offset by decreases of $29 million in our accruals for sales and indirect taxes and legal matters and settlements, $24 million in policy spend in 2020 relative to 2021 primarily to support the passage of Proposition 22 in California, and $26 million in stock-based compensation expense primarily resulting from a tender offer that we completed in 2020.

Other Income

	Year Ended December 31,
	2020	2021	$ Change	% Change
		(in millions)
Other income	—	$12	$12	NM

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

“NM” - not meaningful

The increase in other income was primarily due to income related to legal settlements.

Interest Income

	Year Ended December 31,
	2020	2021	$ Change	% Change
		(in millions)
Interest income	$5	$2	$(3)	(60)%

Interest income was not material for the periods presented.

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

	Year Ended December 31,
	2019	2020	$ Change	% Change
		(in millions)
Transaction	$147	$1,182	$1,035	704%
Advertising and other	67	295	228	340%

Total revenue	$214	$1,477	$1,263	590%

The increase in transaction revenue was driven primarily by a 251% increase in number of orders and a related 303% increase in GTV due to an increase in average order value and the effect of higher service and delivery fees charged per order. The increases in number of orders and GTV per order were due to attracting and engaging more customers to Instacart. The COVID-19 pandemic accelerated these trends beginning in the first quarter of 2020. Transaction revenue increased at a faster rate than orders and GTV due in part to the improvement of our fulfillment efficiency as we operated at greater scale and the amount of incentives per order, which is recorded as a reduction to revenue, decreased due to increased demand.

Advertising and other revenue growth was driven by an increase of 222% in the number of brands on Instacart from the fourth quarter of 2019 to the fourth quarter of 2020 and the 303% increase in GTV and 251% increase in the number of orders.

Cost of Revenue, Gross Profit (Loss), and Gross Margin

	Year Ended December 31,
	2019	2020	$ Change	% Change
		(in millions)
Cost of revenue	$232	$598	$366	158%
Gross profit (loss)	$(18)	$879	$897	NM
Gross margin	(8)%	60%

“NM” - not meaningful

The increase in cost of revenue was driven by growth of activity, including an increase in credit card processing fees of $273 million due to the increase in the number and overall value of orders, higher hosting costs of $35 million to support continued growth, and higher chargeback, cancellation, and redelivery costs of $33 million driven by increased GTV and order volume. In addition, we incurred higher insurance costs of $12 million related to increased activities and additional compensation costs of $7 million related to the increase in the number of employees involved in fulfillment activities.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The increase in gross profit and gross margin was due to increased operating leverage as our revenue growth significantly accelerated.

Operations and Support

	Year Ended December 31,
	2019	2020	$ Change	% Change
		(in millions)
Operations and support	$189	$324	$135	71%
Percent of revenue	88%	22%

The increase in operations and support expense was primarily due to an increase of $60 million in compensation costs resulting from additional employees and outsourced care agents who provide phone, email, and chat support to customers and shoppers on Instacart, as well as increased online services related to order volume, contract negotiations, and additional services. In addition, shopper onboarding expenses increased by $42 million related to shopper acquisition costs and background checks resulting from the increased number of new shoppers on Instacart. Software subscriptions increased by $17 million driven by additional headcount in operational support teams, and staging supplies increased by $15 million primarily resulting from purchases of supplies for sanitation and safety due to the COVID-19 pandemic.

Research and Development

	Year Ended December 31,
	2019	2020	$ Change	% Change
		(in millions)
Research and development	$127	$194	$67	53%
Percent of revenue	59%	13%

The increase in research and development expense was primarily due to increases of $43 million in compensation costs as a result of headcount growth to support continued innovation and buildout of our advertising products, $17 million in fees for engineering tools and subscriptions, and consulting costs related to third-party contractors who provide support to the engineering, product, and design departments.

Sales and Marketing

	Year Ended December 31,
	2019	2020	$ Change	% Change
		(in millions)
Sales and marketing	$90	$158	$68	76%
Percent of revenue	42%	11%

The increase in sales and marketing expense was primarily due to increases of $50 million in costs related to marketing programs intended to drive revenue growth and $18 million in compensation costs as a result of additional headcount in our sales and marketing organization to support our growth.

General and Administrative

	Year Ended December 31,
	2019	2020	$ Change	% Change
		(in millions)
General and administrative	$132	$278	$146	111%
Percent of revenue	62%	19%

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The increase in general and administrative expense was primarily due to increases of $43 million in our reserves for sales and indirect taxes and legal matters and settlements, $29 million in policy spend in support of the passage of Proposition 22 in California, $27 million in consulting costs primarily driven by expenses related to the overall growth in our business, $21 million in stock-based compensation expense primarily resulting from a tender offer that we completed in 2020, $9 million in insurance costs related to the overall increase in business volume, and $7 million in compensation costs as a result of additional headcount.

Interest Income

	Year Ended December 31,
	2019	2020	$ Change	% Change
		(in millions)
Interest income	$25	$5	$(20)	(80)%

The decrease in interest income was a result of a change in mix of investments, including interest-bearing marketable securities.

Quarterly Results of Operations

The following tables summarize our selected unaudited quarterly consolidated statements of operations data and the percent of revenue that each line item represents for each of the quarters in the years ended December 31, 2019, 2020, and 2021 and the six months ended June 30, 2022. The information for each of these quarters has been prepared on the same basis as our audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal, recurring nature that are necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future.

Consolidated Statements of Operations Data

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022
	(in millions)
Revenue(1)	$41	$46	$59	$68	$147	$476	$397	$457	$440	$444	$473	$477	$505	$621
Cost of revenue(2)	46	57	61	68	89	198	155	156	164	141	145	158	176	181

Gross profit (loss)	(5)	(11)	(2)	—	58	278	242	301	276	303	328	319	329	440
Operating expenses:
Operations and support(2)(3)	47	47	44	51	57	145	60	62	73	62	63	64	71	59
Research and development(2)(3)	26	30	33	38	38	44	59	53	64	87	101	116	114	129
Sales and marketing(2)(3)	23	22	22	23	22	18	43	75	91	69	86	148	149	167
General and administrative(2)(3)	20	38	25	49	37	74	97	70	67	56	63	102	76	77

Total operating expenses	116	137	124	161	154	281	259	260	295	274	313	430	410	432

Income (loss) from operations	(121)	(148)	(126)	(161)	(96)	(3)	(17)	41	(19)	29	15	(111)	(81)	8
Other income (expense)	—	—	—	—	—	—	—	—	—	—	—	12	—	(2)
Interest income	8	7	6	4	2	1	1	1	1	—	1	—	—	2

Income (loss) before provision for income taxes	(113)	(141)	(120)	(157)	(94)	(2)	(16)	42	(18)	29	16	(99)	(81)	8
Provision for (benefit from) income taxes	—	—	—	—	—	1	1	(2)	—	1	—	—	1	—

Net income (loss)	$(113)	$(141)	$(120)	$(157)	$(94)	$(3)	$(17)	$44	$(18)	$28	$16	$(99)	$(82)	$8

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	Revenue by type is disaggregated as follows:

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sept. 30, 2021	Dec. 31, 2021	Mar. 31, 2022	Jun. 30, 2022
	(in millions)
Transaction	$30	$33	$39	$45	$118	$414	$318	$332	$319	$301	$333	$309	$349	$450
Advertising and other	11	13	20	23	29	62	79	125	121	143	140	168	156	171
Total revenue	$41	$46	$59	$68	$147	$476	$397	$457	$440	$444	$473	$477	$505	$621

(2)	Amounts include depreciation and amortization expense as follows:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022
	(in millions)
Cost of revenue	$1	$1	$1	$1	$1	$2	$1	$1	$1	$1	$2	$4	$5	$4
Operations and support	—	1	—	—	—	—	—	1	—	1	—	—	—	1
Research and development	—	—	—	1	1	—	1	—	1	—	1	1	1	1
Sales and marketing	—	—	1	—	—	—	—	1	—	1	—	1	1	1
General and administrative	—	—	—	—	—	—	1	—	1	—	—	1	—	1

Total depreciation and amortization expense	$1	$2	$2	$2	$2	$2	$3	$3	$3	$3	$3	$7	$7	$8

(3)	Amounts include stock-based compensation expense as follows:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022
	(in millions)
Operations and support	$1	$1	$1	$1	$—	$—	$1	$2	$—	$1	$—	$—	$—	$—
Research and development	4	5	4	7	3	3	14	—	1	2	2	4	4	3
Sales and marketing	1	1	1	2	1	1	2	1	1	—	—	2	1	1
General and administrative	4	4	4	2	3	11	21	1	2	2	3	2	2	2

Total stock-based compensation expense	$10	$11	$10	$12	$7	$15	$38	$4	$4	$5	$5	$8	$7	$6

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Percent of Revenue Data

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022
	(as a percent of revenue)(1)
Revenue(2)	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	112	124	103	100	61	42	39	34	37	32	31	33	35	29

Gross profit (loss)	(12)	(24)	(3)	—	39	58	61	66	63	68	69	67	65	71
Operating expenses:
Operations and support	115	102	75	75	39	30	15	14	17	14	13	13	14	10
Research and development	63	65	56	56	26	9	15	12	15	20	21	24	23	21
Sales and marketing	56	48	37	34	15	4	11	16	21	16	18	31	30	27
General and administrative	49	83	42	72	25	16	24	15	15	13	13	21	15	12

Total operating expenses	283	298	210	237	105	59	65	57	67	62	66	90	81	70

Income (loss) from operations	(295)	(322)	(214)	(237)	(65)	(1)	(4)	9	(4)	7	3	(23)	(16)	1
Other income	—	—	—	—	—	—	—	—	—	—	—	3	—	—
Interest income	20	15	10	6	1	—	—	—	—	—	—	—	—	—

Income (loss) before provision for income taxes	(276)	(307)	(203)	(231)	(64)	—	(4)	9	(4)	7	3	(21)	(16)	1
Provision for (benefit from) income taxes	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Net income (loss)	(276)%	(307)%	(203)%	(231)%	(64)%	(1)%	(4)%	10%	(4)%	6%	3%	(21)%	(16)%	1%

(1)	Totals of percent of revenue may not foot due to rounding.

(2)	Revenue by type is disaggregated as follows:

	Three Months Ended
	Mar. 31, 2019	Jun. 30, 2019	Sept. 30, 2019	Dec. 31, 2019	Mar. 31, 2020	Jun. 30, 2020	Sept. 30, 2020	Dec. 31, 2020	Mar. 31, 2021	Jun. 30, 2021	Sept. 30, 2021	Dec. 31, 2021	Mar. 31, 2022	Jun. 30, 2022
	(as a percentage of revenue)
Transaction	73%	72%	66%	66%	80%	87%	80%	73%	73%	68%	70%	65%	69%	72%
Advertising and other	27	28	34	34	20	13	20	27	28	32	30	35	31	28

Total revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%

Quarterly Trends

Revenue

On a quarterly basis, our total revenue increased for all periods presented, with the exception of the third quarter of 2020 and first quarter of 2021, as a result of increases in GTV and orders.

On a quarterly basis, transaction revenue increased quarter over quarter for all periods presented with the exception of the third quarter of 2020 and the first, second and fourth quarters of 2021. The overall increase in transaction revenue was primarily driven by attracting and engaging customers, increased net retailer and customer fees, the addition of more retail partners, and the introduction of new fulfillment options. The COVID-19 pandemic accelerated these trends beginning in the first quarter of 2020. In 2021, the effects of the COVID-19 pandemic on average order values started to normalize as consumers began to return to pre-COVID grocery shopping behaviors. Commencing in the first half of 2022, average grocery prices on Instacart increased due to higher inflation, which has had a positive effect on GTV and average order values, partially offset by customers purchasing fewer items per order and shifting toward lower-price product categories.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

On a quarterly basis, advertising and other revenue increased quarter over quarter for all periods presented with the exception of the first and third quarters of 2021 and the first quarter of 2022. The overall increase in advertising and other revenue was primarily driven by the launch of new advertising features and products, an increased number of brands on Instacart, and an increase in advertising investment rate.

Advertising and other revenue was generally high in the fourth quarter and low in the first quarter of a given year due to the seasonality in advertising and other revenue as a result of how advertisers deploy their budgets. In the second quarter of 2022, we continued seeing strong growth in our advertising and other revenue, driven by increased spend by our emerging brand partners and growth in our display offerings. However, we have seen and may continue to see reduced demand for advertising from brands that are exercising caution with their spending budgets given increasing uncertainty around product availability, labor shortages, inflationary pressures, macroeconomic uncertainty, geopolitical events including the war in Ukraine, and reduced consumer confidence.

Cost of Revenue

On a quarterly basis, cost of revenue increased sequentially for all quarters presented with the exception of the third quarter of 2020 and the second quarter of 2021, primarily driven by the growth of activity on Instacart. Cost of revenue as a percent of revenue primarily trended downward for the quarters presented due to increases in total revenue, increasing operational efficiency, benefits resulting from economies of scale, decreasing headcount costs as a result of a decrease in in-store shoppers, and reducing appeasements and more efficiently deploying incentives.

Operations and Support

On a quarterly basis, operations and support expense fluctuated primarily due to growth of activity on Instacart, increase in employees and outsourced care agents, and level of full-service shopper acquisition costs. The significant increase in the second quarter of 2020 was due to increased demand for full-service shoppers and supplies for sanitation and safety due to the COVID-19 pandemic. Operations and support expense as a percent of revenue decreased through the second quarter of 2020 before stabilizing due to business process improvement, decreased reliance on outsourced care agents, and benefits resulting from economies of scale.

Research and Development

On a quarterly basis, research and development expense increased for all quarters compared to the corresponding prior year period primarily driven by increased compensation costs as a result of additional headcount to support continued innovation, increased fees for engineering tools and subscriptions, and increased consulting costs. Research and development expense as a percent of revenue has generally stabilized since the third quarter of 2020 as costs have scaled with revenue growth due to ongoing improvements and maintenance of our offerings, including the hiring of engineering, product development, and design employees to support these efforts. In 2021 and the first half of 2022, our research and development expense increased primarily as a result of rapid scaling of headcount. Commencing in the second half of 2022, we expect to take a disciplined approach to research and development expense and focus on driving more efficiency in our research and development function. We expect that research and development expense will increase on an absolute dollar basis for the foreseeable future.

Sales and Marketing

On a quarterly basis, sales and marketing expense has increased for all quarters since the third quarter of 2020 compared to the corresponding prior year period primarily driven by an increase in marketing programs intended to drive revenue growth, increased compensation costs due to additional headcount in our sales and marketing organization, and costs related to marketing projects and campaigns. Sales and marketing expense as a percent of revenue trended downward until the third quarter of 2020 and has since fluctuated but generally

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

trended upward, primarily due to an increased focus on marketing programs following a reduction in our marketing spend in the second quarter of 2021 as we re-assessed our investment goals, driven by greater confidence in our ability to drive growth through discretionary sales and marketing spend. Commencing in the second half of 2022, we intend to optimize our sales and marketing expense across a variety of channels and impose guardrails on our spend to ensure that each additional dollar of spend yields a positive return on investment. However, we are still early in our opportunity and intend to continue to increase our customer acquisition spend across categories.

General and Administrative

On a quarterly basis, general and administrative expense fluctuated in the quarters presented but generally trended upward on an absolute dollar basis primarily due to increased compensation costs as a result of additional headcount, increased consulting and professional fees related to legal, tax, and recruiting professional services, increased reserves for sales and indirect taxes and legal matters and settlements, and increased focus on systems and controls to scale our internal support functions alongside our business. General and administrative expense as a percent of revenue initially fluctuated in the quarters presented but has generally stabilized since the first quarter of 2020 as costs continue to scale with the growth of the business with certain periods experiencing fluctuations due to legal settlements.

Other Income

Other income was not material for the quarters presented with the exception of the fourth quarter of 2021, which was primarily due to income related to legal settlements.

Interest Income

Interest income generally decreased as a result of a change in mix of investments, including interest-bearing marketable securities.

Reconciliations of Non-GAAP Financial Measures

Reconciliation of Net Income (Loss) to Adjusted EBITDA and Calculation of Adjusted EBITDA as a Percent of GTV

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022
	(in millions, except percentages)
Net income (loss)	$(113)	$(141)	$(120)	$(157)	$(94)	$(3)	$(17)	$44	$(18)	$28	$16	$(99)	$(82)	$8
Provision for (benefit from) income taxes	—	—	—	—	—	1	1	(2)	—	1	—	—	1	—
Interest income	(8)	(7)	(6)	(4)	(2)	(1)	(1)	(1)	(1)	—	(1)	—	—	(2)
Other (income) expense	—	—	—	—	—	—	—	—	—	—	—	(12)	—	2
Depreciation and amortization expense	1	2	2	2	2	2	3	3	3	3	3	7	7	8
Stock-based compensation expense	10	11	10	12	7	15	38	4	4	5	5	8	7	6
Certain legal and regulatory accruals and settlements, net(1)	2	16	3	21	8	18	32	18	5	2	—	39	13	6
Reserves for sales and other indirect taxes(2)	2	2	2	4	5	16	12	11	12	10	(6)	(3)	1	(1)
COVID-19 response initiatives(3)	—	—	—	—	—	4	1	2	2	1	—	—	—	—

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022
	(in millions, except percentages)
Acquisition-related expenses	—	—	—	—	—	—	—	1	—	—	3	7	—	1
Other(4)	—	—	—	—	—	—	1	6	7	1	1	1	1	4

Adjusted EBITDA	$(106)	$(117)	$(109)	$(122)	$(74)	$52	$70	$86	$14	$51	$21	$(52)	$(52)	$32

GTV	$1,063	$1,184	$1,344	$1,553	$2,387	$6,983	$5,446	$5,920	$6,646	$5,866	$5,940	$6,457	$7,277	$7,079

Net income (loss) as a percent of GTV	(10.6)%	(11.9)%	(8.9)%	(10.1)%	(3.9)%	—%	(0.3)%	0.7%	(0.3)%	0.5%	0.3%	(1.5)%	(1.1)%	0.1%

Adjusted EBITDA as a percent of GTV	(10.0)%	(9.9)%	(8.1)%	(7.9)%	(3.1)%	0.7%	1.3%	1.5%	0.2%	0.9%	0.4%	(0.8)%	(0.7)%	0.5%

(1)	Represents certain legal, regulatory, and policy expenses related to worker classification matters.
(2)

Represents sales and other indirect tax reserves, net of abatements, for periods in which we were unable to collect such taxes from customers. We believe this adjustment is useful for investors in understanding our operating performance because in these cases, the taxes were not intended to be a cost to us but rather are to be borne by the customers.

(3)	Represents the cost of personal protective equipment distributed to shoppers during the COVID-19 pandemic.
(4)	Represents (i) non-capitalizable expenses related to the public listing of our common stock and (ii) expenses related to the settlement of certain patent infringement claims.

Our calculation of Adjusted EBITDA does not adjust net income (loss) for net reductions in revenue related to equity agreements with certain retailers of $(8) million, zero, $6 million, $11 million, $5 million, $5 million, $13 million, $3 million, $2 million, $1 million, $1 million, $1 million, zero, and zero for each of the quarters in the years ended December 31, 2019, 2020, and 2021 and the six months ended June 30, 2022, respectively. See Note 3 to our consolidated financial statements included elsewhere in this prospectus for additional details regarding such equity agreements.

Adjusted Cost of Revenue

The following table provides a reconciliation of cost of revenue to adjusted cost of revenue for each of the quarterly periods in the years ended December 2019, 2020, and 2021 and the six months ended June 30, 2022:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022
	(in millions)
Cost of revenue	$46	$57	$61	$68	$89	$198	$155	$156	$164	$141	$145	$158	$176	$181
Adjusted to exclude the following:
Depreciation and amortization expense	(1)	(1)	(1)	(1)	(1)	(2)	(1)	(1)	(1)	(1)	(2)	(4)	(5)	(4)

Adjusted cost of revenue	$45	$56	$60	$67	$88	$196	$154	$155	$163	$140	$143	$154	$171	$177

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Adjusted Operations and Support Expense

The following table provides a reconciliation of operations and support expense to adjusted operations and support expense for each of the quarterly periods in the years ended December 2019, 2020, and 2021 and the six months ended June 30, 2022:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022
	(in millions)
Operations and support expense	$47	$47	$44	$51	$57	$145	$60	$62	$73	$62	$63	$64	$71	$59
Adjusted to exclude the following:
Depreciation and amortization expense	—	(1)	—	—	—	—	—	(1)	—	(1)	—	—	—	(1)
Stock-based compensation expense	(1)	(1)	(1)	(1)	—	—	(1)	(2)	—	(1)	—	—	—	—
COVID-19 response initiatives(1)	—	—	—	—	—	(4)	(1)	(2)	(2)	(1)	—	—	—	—

Adjusted operations and support expense	$46	$45	$43	$50	$57	$141	$58	$57	$71	$59	$63	$64	$71	$58

(1)	Represents the cost of personal protective equipment distributed to shoppers during the COVID-19 pandemic.

Adjusted Research and Development Expense

The following table provides a reconciliation of research and development expense to adjusted research and development expense for each of the quarterly periods in the years ended December 2019, 2020, and 2021 and the six months ended June 30, 2022:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022
	(in millions)
Research and development expense	$26	$30	$33	$38	$38	$44	$59	$53	$64	$87	$101	$116	$114	$129
Adjusted to exclude the following:
Depreciation and amortization expense	—	—	—	(1)	(1)	—	(1)	—	(1)	—	(1)	(1)	(1)	(1)
Stock-based compensation expense	(4)	(5)	(4)	(7)	(3)	(3)	(14)	—	(1)	(2)	(2)	(4)	(4)	(3)

Adjusted research and development expense	$22	$25	$29	$30	$34	$41	$44	$53	$62	$85	$98	$111	$109	$125

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Adjusted Sales and Marketing Expense

The following table provides a reconciliation of sales and marketing expense to adjusted sales and marketing expense for each of the quarterly periods in the years ended December 2019, 2020, and 2021 and the six months ended June 30, 2022:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022
	(in millions)
Sales and marketing expense	$23	$22	$22	$23	$22	$18	$43	$75	$91	$69	$86	$148	$149	$167
Adjusted to exclude the following:
Depreciation and amortization expense	—	—	(1)	—	—	—	—	(1)	—	(1)	—	(1)	(1)	(1)
Stock-based compensation expense	(1)	(1)	(1)	(2)	(1)	(1)	(2)	(1)	(1)	—	—	(2)	(1)	(1)

Adjusted sales and marketing expense	$22	$21	$20	$21	$21	$17	$41	$73	$90	$68	$86	$145	$147	$165

Adjusted General and Administrative Expense

The following table provides a reconciliation of general and administrative expense to adjusted general and administrative expense for each of the quarterly periods in the years ended December 2019, 2020, 2021 and the six months ended June 30, 2022:

	Three Months Ended
	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,	Jun. 30,
	2019	2019	2019	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022
	(in millions)
General and administrative expense	$20	$38	$25	$49	$37	$74	$97	$70	$67	$56	$63	$102	$76	$77
Adjusted to exclude the following:
Depreciation and amortization expense	—	—	—	—	—	—	(1)	—	(1)	—	—	(1)	—	(1)
Stock-based compensation expense	(4)	(4)	(4)	(2)	(3)	(11)	(21)	(1)	(2)	(2)	(3)	(2)	(2)	(2)
Certain legal and regulatory accruals and settlements, net(1)	(2)	(16)	(3)	(21)	(8)	(18)	(32)	(18)	(5)	(2)	—	(39)	(13)	(6)
Reserves for sales and other indirect taxes(2)	(2)	(2)	(2)	(4)	(5)	(16)	(12)	(11)	(12)	(10)	6	3	(1)	1
Acquisition-related expenses	—	—	—	—	—	—	—	(1)	—	—	(3)	(7)	—	(1)
Other(3)	—	—	—	—	—	—	(1)	(6)	(7)	(1)	(1)	(1)	(1)	(4)

Adjusted general and administrative expense	$12	$16	$16	$22	$21	$29	$30	$33	$40	$41	$62	$55	$59	$64

(1)	Represents certain legal, regulatory, and policy expenses related to worker classification matters.
(2)

Represents sales and other indirect tax reserves, net of abatements, for periods in which we were unable to collect such taxes from customers. We believe this adjustment is useful for investors in understanding our operating performance because in these cases, the taxes were not intended to be a cost to us but rather are to be borne by the customers.

(3)	Represents (i) non-capitalizable expenses related to the public listing of our common stock and (ii) expenses related to the settlement of certain patent infringement claims.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Quarterly Trends in Adjusted EBITDA and Adjusted EBITDA as a percent of GTV

Our Adjusted EBITDA and Adjusted EBITDA as a percent of GTV have fluctuated based on investments made to fuel our growth and scale Instacart, cost structure improvements, and increased operating leverage. We expect our Adjusted EBITDA and Adjusted EBITDA as a percent of GTV to continue to vary significantly as we continue to make substantial investments to fuel our growth and scale Instacart. For information regarding the trends in Adjusted EBITDA and Adjusted EBITDA as a percent of GTV, see the section titled “Key Business and Non-GAAP Metrics—Adjusted EBITDA and Adjusted EBITDA as a Percent of GTV.”

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through the net proceeds we have received from the issuance of equity securities and through fees received from retailers, customers, and brands. As of June 30, 2022, we had cash, cash equivalents, and marketable securities of $1.8 billion, which were primarily held for working capital purposes.

Since inception, we have generated losses from our operations as reflected in our accumulated deficit of $1.5 billion as of June 30, 2022 and negative cash flows from operating activities in each of the three years ended December 31, 2021 and the six months ended June 30, 2021. While we generated positive cash flows from operating activities during the six months ended June 30, 2022, our future cash flows from operating activities will be impacted by investments we continue to make across our organization. As a result, we may require additional capital resources to execute strategic initiatives to grow our business.

Our working capital and operating cash flows may fluctuate significantly from period to period as a result of the timing of payments made to and/or received from retailers, shoppers, and vendors. In particular, certain transaction types, such as those involving EBT SNAP and alcohol sales, may result in longer collection cycles. For example, in the second half of 2021, we experienced longer collection cycles due to the larger volume of EBT SNAP and alcohol transactions. Additionally, we make substantial weekly payments to shoppers on Tuesdays for services delivered on Instacart. As a result, we expect our reported cash and cash flows from operating activities to be impacted based on the day of the week of each reporting period. Furthermore, due to the timing of funding to a certain payment card issuer, we may experience an increase in short-term liabilities based on the day of the week of each reporting period.

We believe that our existing cash, cash equivalents, and marketable securities will be sufficient to satisfy our anticipated cash needs for working capital and capital expenditures for at least the next 12 months and beyond. However, our future cash requirements will depend on many factors, including our growth rate, the timing and the amount of cash received from retailers, customers, and brands, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing activities, the introduction of enhancements, and the continuing market adoption of Instacart. In addition, we may enter into additional or expanded customer, retailer, brand, or other relationships, as well as agreements to acquire or invest in complementary businesses, products, teams, and technologies, including intellectual property rights, which could increase our cash requirements. As a result of these and other factors, we may be required to seek additional financing sooner than we currently anticipate. If additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us, or at all. In particular, recent volatility in the global financial markets, including due to the COVID-19 pandemic and geopolitical events, including the military conflict involving Russia and Ukraine and economic sanctions imposed on Russia, could reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)
Net cash provided by (used in) operating activities	$(491)	$(91)	$(204)	$(84)	$99
Net cash provided by (used in) investing activities	310	301	(330)	(144)	68
Net cash provided by (used in) financing activities	(1)	671	464	467	93

Cash Flows from Operating Activities

For the six months ended June 30, 2022, net cash provided by operating activities was $99 million, which consisted of net loss of $74 million, adjusted by non-cash charges of $38 million, and net cash inflows from changes in operating assets and liabilities of $135 million. The non-cash charges primarily consisted of stock-based compensation expense of $13 million, depreciation and amortization of $15 million, amortization of operating lease right-of-use assets of $6 million, and bad debt expense of $4 million. The net cash outflows from changes in our operating assets and liabilities were primarily comprised of a $20 million increase in prepaid expenses and other assets, a $9 million decrease in accounts payable, and a $6 million decrease in operating lease liabilities, partially offset by a $122 million decrease in accounts receivable and a $39 million increase in deferred revenue. These cash inflows were primarily due to timing of collecting accounts receivable and growth of our subscriptions.

For the six months ended June 30, 2021, net cash used in operating activities was $84 million, which consisted of net income of $10 million, adjusted by non-cash charges of $27 million, and net cash outflows from changes in operating assets and liabilities of $121 million. The non-cash charges primarily consisted of stock-based compensation expense of $9 million, depreciation and amortization of $6 million, amortization of operating lease right-of-use assets of $5 million, and bad debt expense of $4 million. The net cash outflows from changes in our operating assets and liabilities were primarily comprised of a $98 million increase in accounts receivable, a $43 million increase in prepaid expenses and other assets, a $24 million decrease in accrued and other current liabilities, and a $5 million decrease in operating lease liabilities, partially offset by a $21 million increase in deferred revenue, a $21 million increase in long-term liabilities, and a $7 million increase in accounts payable. These cash outflows were primarily due to increased operating expenses and vendor spend in connection with the growth of our business.

In 2021, net cash used in operating activities was $204 million, which consisted of net loss of $73 million, adjusted by non-cash charges of $61 million, and net cash outflows from changes in operating assets and liabilities of $192 million. The non-cash charges primarily consisted of stock-based compensation expense of $22 million, depreciation and amortization of $16 million, amortization of operating lease right-of-use assets of $11 million, and bad debt expense of $7 million. The net cash outflows from changes in our operating assets and liabilities were primarily comprised of a $318 million increase in accounts receivable, a $60 million increase in prepaid expenses and other assets, and a $13 million decrease in operating lease liabilities, partially offset by a $138 million increase in accounts payable and accrued and other current liabilities, a $47 million increase in deferred revenue, and a $14 million increase in long-term liabilities. These cash outflows were primarily due to increased operating expenses and vendor spend in connection with the growth of our business, partially offset by an increase in sales and indirect tax reserves.

In 2020, net cash used in operating activities was $91 million, which consisted of net loss of $70 million, adjusted by non-cash charges of $120 million, and net cash outflows from changes in operating assets and liabilities of $141 million. The non-cash charges primarily consisted of stock-based compensation expense of $64 million, amortization of common stock warrants of $21 million, depreciation and amortization of

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$10 million, amortization of operating lease right-of-use assets of $10 million, and bad debt expense of $9 million. The net cash outflows from changes in our operating assets and liabilities were primarily comprised of a $405 million increase in accounts receivable, partially offset by a $156 million increase in accounts payable and accrued and other current liabilities, a $13 million decrease in prepaid expenses and other current assets, a $57 million increase in deferred revenue, and a $45 million increase in long-term liabilities. These cash outflows were primarily due to increased operating expenses in connection with the growth of our business, partially offset as a result of timing of vendor payments, timing and growth of our subscriptions, and an increase in sales and indirect tax reserves.

In 2019, net cash used in operating activities was $491 million, which consisted of net loss of $531 million, adjusted by non-cash charges of $77 million, and net cash outflows from changes in operating assets and liabilities of $37 million. The non-cash charges primarily consisted of stock-based compensation expense of $43 million, amortization and remeasurement of common stock subscription of $17 million, amortization and remeasurement of common stock warrants of $14 million, and depreciation and amortization of $7 million. The net cash outflows from changes in our operating assets and liabilities were primarily comprised of a $62 million increase in accounts receivable, a $20 million decrease in deferred revenue, and a $25 million increase in prepaid expenses and other assets, partially offset by a $59 million net increase in accounts payable and accrued and other liabilities and an $11 million increase in long-term liabilities. These cash outflows were primarily due to timing of subscriptions and increased operating expenses to support our growth, partially offset as a result of a new office space.

Cash Flows from Investing Activities

For the six months ended June 30, 2022, net cash provided by investing activities was $68 million, comprised primarily of maturities of marketable securities of $235 million, partially offset by purchases of marketable securities of $152 million and purchases of property and equipment to support our office facilities of $13 million.

For the six months ended June 30, 2021, net cash used in investing activities was $144 million, comprised primarily of purchases of marketable securities of $233 million and purchases of property and equipment to support our office facilities of $7 million, partially offset by maturities of marketable securities of $102 million.

In 2021, net cash used in investing activities was $330 million, comprised primarily of purchases of marketable securities of $623 million, acquisitions of businesses of $54 million, and purchases of property and equipment to support our office facilities of $13 million, partially offset by maturities of marketable securities of $369 million.

In 2020, net cash provided by investing activities was $301 million, comprised of maturities of marketable securities of $618 million, partially offset by purchases of marketable securities of $310 million and purchases of property and equipment to support our office facilities of $7 million.

In 2019, net cash provided by investing activities was $310 million, comprised of maturities of marketable securities of $1.2 billion, partially offset by purchases of marketable securities of $846 million and purchases of property and equipment to support our office facilities of $16 million.

Cash Flows from Financing Activities

For the six months ended June 30, 2022, net cash provided by financing activities was $93 million, comprised primarily of advances from payment card issuer of $58 million and proceeds of $34 million from the exercise of common stock warrants.

For the six months ended June 30, 2021, net cash provided by financing activities was $467 million, comprised primarily of net proceeds of $265 million from the issuance of redeemable convertible preferred stock,

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proceeds of $125 million from the issuance of non-voting common stock, advances from payment card issuer of $38 million, and proceeds of $34 million from the exercise of common stock warrants.

In 2021, net cash provided by financing activities was $464 million, comprised primarily of net proceeds of $265 million from the issuance of redeemable convertible preferred stock, proceeds of $125 million from the issuance of non-voting common stock, and proceeds of $68 million from the exercise of common stock warrants.

In 2020, net cash provided by financing activities was $671 million, comprised of net proceeds of $625 million from the issuance of redeemable convertible preferred stock and proceeds of $34 million and $12 million from the exercise of common stock warrants and the exercise of stock options, respectively.

In 2019, net cash used in financing activities was $1 million, comprised of $2 million of consideration paid for a business combination consummated in the prior year, offset by proceeds of $1 million from the exercise of stock options.

Contractual Obligations and Commitments

Operating leases. Our operating lease commitments primarily include corporate offices. As of December 31, 2021, we had fixed lease payment obligations of $59 million, with $12 million expected to be paid within 12 months and the remainder thereafter. For additional discussion on our operating leases, see Note 10 to our audited consolidated financial statements included elsewhere in this prospectus.

Non-cancellable purchases. Our non-cancellable purchase commitments are primarily related to infrastructure service contracts for technology platforms. As of December 31, 2021, we had non-cancellable purchase obligations of $115 million, with $55 million expected to be paid within 12 months and the remainder thereafter.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency and Exchange Risk

We transact business globally in multiple currencies, with the vast majority of our cash generated from revenue denominated in U.S. dollars and a small amount denominated in Canadian and Australian dollars. Our international revenue, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our consolidated financial statements. As the impact of foreign currency exchange rates has not been material to our historical results of operations, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Interest Rate Risk

As of June 30, 2022, we had $1.8 billion of cash, cash equivalents, and marketable securities invested in a variety of securities, including U.S. government and agency securities, corporate debt securities, commercial paper, and money market funds. In addition, we had $19 million of restricted cash and cash equivalents primarily due to outstanding letters of credit established in connection with lease agreements for our facilities. Our cash, cash equivalents, and marketable securities are held for working capital purposes. We do not enter into investments for trading or speculative purposes. Due to the typical durations and nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 10% increase or decrease in interest rates would not have had a material impact on our consolidated financial statements as of June 30, 2022.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations, other than its impact on the general economy. However, we are currently operating in a more volatile inflationary environment due to macroeconomic conditions and have limited data and experience doing so in our history, particularly at our current scale. The principal inflationary factors affecting our business are higher prices of products offered by retail partners through Instacart, including due to higher raw material costs, shipping and freight costs, higher fuel prices that are borne by our partners, and reductions in consumer discretionary spending. Higher merchant prices, resulting in increased grocery costs and reduced consumer discretionary spending could negatively impact consumer demand for online grocery as consumers return to in-store shopping to save on service and delivery fees and also reduce order frequency, drive lower order volume, and decrease average order values as customers generally reduce their grocery budgets. As a result, we may experience lower GTV and orders, which would negatively impact our revenue and margin. Customers may also reduce spending on more expensive or discretionary products or reduce the number of items purchased overall, and our brand partners may reduce their overall advertising budgets, either of which could harm our revenue and margin. We may also not be able to fully offset higher costs through operational efficiencies or price increases. Increased fuel prices as a result of supply chain and other macroeconomic factors may also result in fewer shoppers or reduced shopper activity. While we have implemented certain shopper incentives in response to these factors, such as fuel subsidies, persistent or increased shopper shortages may require us to further increase shopper incentives to ensure sufficient shoppers are available to meet demand or provide additional customer incentives or refunds due to shopper delays or incorrect orders, which could reduce our revenue and profitability.

Certain of our new offerings focused on value, such as the addition of discount grocers to Instacart, expansion of EBT SNAP payment acceptance, continued customer promotions, and Instacart+ members-only discounts, may improve customer accessibility to groceries and help offset pricing challenges faced by customers due to inflationary pressures. However, we cannot predict whether such offerings will offset or mitigate the negative impacts of inflationary pressures to our business, such as general reductions in discretionary spending by customers. Our inability or failure to address challenges relating to inflation could harm our business, financial condition, and results of operations.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and the amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and any such differences may be material. We believe that of our significant accounting policies, which are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition, results of operations, and cash flows.

Revenue Recognition

Instacart connects multiple parties to facilitate transactions. Our revenue consists of transaction revenue and advertising and other revenue and is recognized in accordance with ASC 606, Revenue from Contracts with Customers.

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Transaction Revenue

We generate revenue primarily from fees received from end users and amounts paid by retailers for our transaction service, net of any promotions, incentives, appeasements, and refunds, as well as payments to shoppers. Our sole performance obligation to the retailer is to connect retailers with end users for the provision of goods by the retailer to the end user. Our sole performance obligation to the end user is to arrange for a shopper to provide fulfillment services to the end user. Each performance obligation is satisfied at a point in time, upon the transfer of control of the services.

Advertising and Other Revenue

We generate revenue from the sale of advertising to companies that are interested in reaching end users on Instacart. Advertising products include sponsored product placements, delivery promotions, coupons, display placements, and a variety of other online advertising products. Service fees are paid for continually promoting a brand over the duration of the contractual term. We recognize revenue in the amount that we have the right to invoice, upon product coupon or free delivery redemption, per click for sponsored products, and ratably over the contract term for display placements. We also offer a software subscription service that enhances the online shopping experience to certain retailers and generates an immaterial amount of other revenue from software subscriptions. Revenue from our software subscription service is recognized ratably over the subscription period.

Principal vs. Agent Considerations

As multiple parties are involved in a transaction between end users, retailers, and shoppers, judgment is required in determining whether we are the principal or agent for the goods and services provided to the end user or retailer in a transaction. We present revenue on a gross or net basis based on whether we control the goods or services provided to the end user or retailer and are the principal (gross), or we arrange for other parties to provide the goods or service to the end user or retailer and are an agent (net).

Goods: We have determined that we are an agent for the retailer in the sale of goods to the end user as we do not control the goods at any time before they are transferred to the end user. We do not pre-purchase or otherwise obtain control of the goods and only benefit from our fee for arranging for the sale of goods by the retailer to the end user. We also do not take inventory risk and do not generally have discretion over pricing of the goods.

Fulfillment services: We have determined that we are an agent for the end user in the procurement of fulfillment services from shoppers who are independent contractors. We do not control the fulfillment services provided as we do not pre-purchase services or otherwise direct shoppers to perform fulfillment services on our behalf. We do not promise fulfillment services to end users at any time. In addition, we are not primarily responsible for and do not have inventory risk for the fulfillment services. Although we have discretion in establishing the fees paid for the services, we believe this indicator does not alone provide persuasive evidence that we control the fulfillment services.

We recognize as revenue the net amount we retain from both the retailer and the end user from a transaction after remitting the purchase value of the goods to the retailer and amounts owed to the shopper for their services.

In limited situations, we utilize our own employees to provide certain fulfillment activities for end users with the related costs of employees recorded as cost of revenue.

Revenue Share

We generate revenue from a partnership with a payment card issuer whereby shoppers use cards issued by the payment card issuer to pay for goods at the retailers’ point-of-sale. We earn a revenue share from the payment card issuer for transactions processed through these payment cards and record these amounts in the same period the underlying transaction takes place.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Coupons, Refunds, and Incentives

We offer several types of coupons and incentives to encourage use of our services, including appeasement credits, promotional coupons, and referral bonus coupons. Refunds are accounted for as variable consideration and there is limited uncertainty in estimation given the short duration. In certain cases, end user fees received may be less than the amount of refunds, coupons, incentives, and shopper payments applicable to a particular transaction. This shortfall is recorded in revenue.

Equity Agreements with Retailers

Prior to 2019, we entered into equity agreements with certain retailers for the grant of common stock warrants and subscriptions for our non-voting common stock, which are generally executed at or near the time of execution of commercial agreements with these retailers for our services. Accordingly, we consider any excess of the fair value of the equity instruments issued over any cash payments received in exchange for these instruments to be consideration paid to the retailers and, therefore, a reduction of revenue.

The fair value of warrants was determined initially as of the grant date. Prior to January 1, 2020, the warrants with time-based vesting conditions were subsequently remeasured at each reporting period until the measurement date was reached by using the Black-Scholes option-pricing model. Warrants with performance-based vesting conditions were measured at the then current lowest aggregate fair value at each reporting period until the measurement date is reached. The Black-Scholes option pricing model requires the input of subjective assumptions, including (1) the fair value of common stock, (2) the expected stock price volatility, (3) the expected term of the warrant, (4) the risk-free interest rate, and (5) expected dividend yields. These assumptions are estimated as follows:

•

Fair value of common stock. Because our common stock is not yet publicly traded, we are required to estimate the fair value of our common stock, as discussed in the section titled “—Common Stock Valuations” below.

•

Expected volatility. As a result of the lack of historical and implied volatility data of our common stock, the expected stock price volatility is estimated based on the historical volatilities of a specified group of companies in our industry for a period equal to the expected life of the warrant. We select companies with comparable characteristics to us, including enterprise value, risk profiles, and position within the industry, and with historical share price information sufficient to meet the expected term of the stock options. The historical volatility data is computed using the daily closing prices for the selected companies.

•	Expected term. We determine the expected term of our warrants based on the vesting term and contractual term.

•	Risk-free rate. The risk-free rate assumption is based on the U.S. Treasury instruments whose term is consistent with the expected term of the warrants.

•

Expected dividend yield. We utilize a dividend yield of zero, as we have not paid dividends and do not expect to do so in the foreseeable future, and as such, the dividend yield has been estimated to be zero.

On January 1, 2020, we adopted ASU No. 2019-08 and remeasured all outstanding stock-based awards to retailers using the award’s fair value on the adoption date. Subsequent to adoption, outstanding stock-based awards to retailers were no longer required to be remeasured at each reporting period.

The fair value of non-voting common stock subscriptions is determined by management in part considering independent valuations of our common stock as discussed in the section titled “—Common Stock Valuations” below.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Stock-Based Compensation

We measure compensation expense for all stock-based payment awards, including stock options, restricted stock, and restricted stock units granted to employees, directors, and nonemployees based on the estimated fair value of the awards on the date of grant. Stock-based compensation expense is recognized over the period during which an employee is required to provide service. The service-based vesting condition for the majority of these awards is satisfied over four years.

Stock Options

We estimate the fair value of stock options granted to employees using the Black-Scholes option-pricing model on the date of grant. The fair value of stock options with service-based vesting conditions is recognized as compensation expense on a straight-line basis over the requisite service period. The Black-Scholes option-pricing model requires the input of subjective assumptions including the following:

•

Fair value of common stock. Because our common stock is not yet publicly traded, we are required to estimate the fair value of our common stock, as discussed in the section titled “—Common Stock Valuations” below.

•

Expected volatility. As a result of the lack of historical and implied volatility data of our common stock, the expected stock price volatility has been estimated based on the historical volatilities of a specified group of companies in our industry for a period equal to the expected life of the option. We selected companies with comparable characteristics to us, including enterprise value, risk profiles, and position within the industry and with historical share price information sufficient to meet the expected term of the stock options. The historical volatility data has been computed using the daily closing prices for the selected companies.

•

Expected term. The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the stock options’ vesting terms and contractual terms, estimated employee termination behavior, and potential future stock price outcomes.

•	Risk-free rate. The expected risk-free rate assumption is based on the U.S. Treasury instruments whose term is consistent with the expected term of the stock options.

•

Expected dividend yield. The expected dividend assumption is based on our history and expectation of dividend payouts. We have not paid dividends and do not expect to do so in the foreseeable future, and as such, the dividend yield has been estimated to be zero.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

We have also granted stock options that vest only upon the satisfaction of both service-based vesting conditions and market-based vesting conditions. The market-based vesting conditions are satisfied upon our achievement of specified future valuation amounts. In the event of a change of control, 100% of the then unvested shares subject to the market-based vesting condition shall vest. We determined the grant-date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions, including expected stock price volatility, expected term, risk-free interest rates, expected date of a qualifying event, and expected capital raise amount. We record stock-based compensation expense for market-based equity awards on an accelerated attribution method over the requisite service period. We determined the requisite service period by comparing the derived service period to achieve the market-based vesting conditions and the explicit time-based service period, using the longer of the two service periods as the requisite service period for recognition of stock-based compensation expense. If the market-based vesting conditions are met sooner than the derived service period, we will adjust our stock-based compensation expense to accelerate the cumulative expense associated with the vested award. Assuming that the service-based vesting condition has been met, we will recognize stock-based compensation expense over the requisite service period, regardless of whether the market-based vesting conditions are achieved.

Restricted Stock Units and Restricted Stock

We have granted RSUs and restricted stock to our employees and directors under our 2018 Plan. RSUs and restricted stock outstanding as of June 30, 2022 have both service-based and liquidity event-based vesting conditions. The service-based vesting period for these awards is typically four years with a cliff vesting period of one year and continued vesting monthly or quarterly thereafter. Upon satisfaction of the liquidity event-based vesting condition, RSUs and restricted stock for which the service-based vesting condition has also been satisfied will vest immediately, and any remaining unvested RSUs and restricted stock will vest ratably over the remaining service period. The liquidity event-based vesting condition is satisfied on the earlier of (1) a combination or disposition transaction provided that such transaction (or series of transactions) qualifies as a change of control, and (2) the effective date of a registration statement for an initial public offering of our common stock, which will be satisfied in connection with the effectiveness of the registration statement of which this prospectus forms a part. As of June 30, 2022, all stock-based compensation expense related to RSUs and restricted stock remained unrecognized because the liquidity event-based vesting condition was not satisfied. At the time the liquidity event-based vesting condition becomes probable, which is not until such condition is satisfied, we will recognize cumulative stock-based compensation expense for the outstanding RSUs and restricted stock using the accelerated attribution method for awards that have fully or partially satisfied the service-based vesting condition.

We have also granted RSUs that vest only upon the satisfaction of service-based, liquidity event-based, and market-based vesting conditions. The liquidity event-based vesting condition is satisfied on the earlier of (1) a change of control or (2) the effective date of a registration statement for an initial public offering of our common stock, which will be satisfied in connection with the effectiveness of the registration statement of which this prospectus forms a part. The market-based vesting conditions are satisfied upon our achievement of specified future market capitalization goals. We determined the grant-date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, expected term, risk-free interest rates, expected date of a qualifying event, and expected capital raise amount. We record stock-based compensation expense for these awards on an accelerated attribution method over the requisite service period and only if the liquidity event-based vesting condition is considered probable to be satisfied. We determine the requisite service period by comparing the derived service period to achieve the market-based vesting conditions and the explicit time-based service period, using the longer of the two service periods as the requisite service period for recognition of stock-based compensation expense. If the market-based vesting conditions are met sooner than the derived service period, we will adjust our stock-based compensation expense to accelerate the cumulative expense associated with the vested award. Assuming that both the service-based vesting condition and the liquidity event-based vesting condition have been met, we will recognize stock-based compensation

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

expense over the requisite service period, regardless of whether the market-based vesting conditions are achieved.

As of June 30, 2022, approximately 47.8 million RSUs and shares of restricted stock were outstanding, of which approximately 16.9 million had met their service-based vesting condition, and, as applicable, both their service-based and market-based vesting conditions. The total unrecognized stock-based compensation expense relating to these awards as of June 30, 2022 was $3.1 billion. Of that amount, $1.6 billion relates to awards for which the service-based vesting condition, or as applicable, both the service-based and market-based vesting conditions, had been satisfied or partially satisfied as of June 30, 2022, calculated using the accelerated attribution method.

Common Stock Valuations

The fair value of the shares of common stock underlying stock options, RSUs, and restricted stock issued in connection with business acquisitions has historically been determined by our board of directors, with input from management and corroboration from contemporaneous third-party valuations, as there was no public market for the common stock. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each option grant date, including:

•	independent third-party valuations of our common stock;

•	the rights, preferences, and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the prices of common or redeemable convertible preferred stock sold to third-party investors by us and in secondary transactions;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	our history and the introduction of new services;

•	our stage of development;

•	likelihood of achieving a liquidity event, such as an initial public offering, direct listing, or a merger or acquisition given prevailing market conditions;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

In valuing our common stock, the board of directors determined the value using both the income approach and the market approach valuation methods. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets. In applying this method, valuation multiples are derived from historical operating data of a peer company group. We then apply multiples to our operating data to arrive at a range of indicated values of the company. In 2020 through February 2021, the equity value was estimated by back-solving for the equity value implied by recent sales of common or preferred equity. Starting in May 2021, the equity value was estimated using a probability expected weighted return method, or PWERM.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

For each valuation, the equity value determined by the income and/or market approaches was then allocated to the common stock using the option pricing method, or OPM, a hybrid method, or PWERM. The hybrid method is a hybrid of the PWERM and OPM, estimating the probability weighted value across multiple scenarios but using OPM to estimate the allocation of value within one or more of those scenarios.

The OPM method allows for the allocation of a company’s equity value among the various equity capital owners. The OPM uses the preferred stockholders’ liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date. The PWERM method involves the estimation of future potential outcomes for the company, as well as values and probabilities associated with each respective potential outcome. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include a liquidity event, as well as non-liquidity event market-based outcomes. Determining the fair value of the enterprise using the PWERM requires the development of assumptions and estimates for both the probability of a liquidity event and stay private outcomes, as well as the values those outcomes could yield. Our valuations utilize both the OPM and hybrid method as appropriate.

In addition, we also considered any secondary transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our common stock. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

Application of these approaches involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For valuations after the completion of this offering, the board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting. This method requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, we may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, consisting primarily of third-party legal and consulting costs, are expensed as incurred.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Sales and Indirect Taxes

In the United States, we are under audit by various state tax authorities with regard to sales and indirect tax matters. The subject matter of these audits primarily relates to the reporting of sales on behalf of our third-party sellers or tax treatment applied to the sale of our services in these jurisdictions. We believe that we properly accrue and pay taxes according to our understanding of tax requirements in each state; however, it is possible that tax authorities may question our interpretation of taxability. As such, there is a high degree of complexity involved in the interpretation and application of states’ sales and indirect tax rules to our activities. As a result, we maintain a reserve for potential sales and indirect taxes that may result from examinations or settlement agreements with these tax authorities when we believe that it is both probable that a liability has been incurred and the amount can be reasonably estimated. These reserves are recorded within long-term liabilities on the consolidated balance sheets and within general and administrative expense in the consolidated statements of operations.

Loss Contingencies

We are involved in various legal proceedings, claims and regulatory, non-income tax audits, or government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include claims for substantial or indeterminate amounts of damages. We record liabilities to address potential exposures related to tax positions we have taken that have been or could be challenged by taxing authorities. In addition, we record liabilities associated with legal proceedings and lawsuits. These liabilities are recorded when we believe that it is both probable that a loss has been incurred and the amount can be estimated.

We review the developments of each individual legal proceeding that could affect the amount of liabilities that have been previously recorded and the range of possible losses disclosed. We make adjustments to our liabilities and disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss. These estimates have been based on our assessment of the facts and circumstances at each balance sheet date and are subject to change based on new information and future events.

The outcomes of these legal proceedings are inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management’s expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Income Taxes

We record a provision for income taxes for the anticipated tax consequences of our reported results of operations using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as net operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits for which future realization is uncertain.

Although we believe our assumptions, judgments, and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of any tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider all available positive and negative evidence, including our past operating results, our forecast of future earnings and taxable income, and prudent and feasible tax planning strategies. The assumptions utilized in determining future taxable

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying business. Actual operating results in future years could differ from our current assumptions, judgments, and estimates. As of June 30, 2022, we have recorded a full valuation allowance against our deferred taxes for U.S. income tax purposes as we believe it is more likely than not that these deferred taxes will not be realized.

We did not recognize certain tax benefits from uncertain tax positions within the provision for income taxes. We may recognize a tax benefit only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At June 30, 2022, our estimated gross unrecognized tax benefits were $18 million, of which $1 million, if recognized, would favorably impact our future earnings. Due to uncertainties in any tax audit outcome, our estimates of the ultimate settlement of our unrecognized tax positions may change and the actual tax benefits may differ significantly from the estimates.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Overview

Instacart is powering the future of grocery through technology. We partner with retailers to help them successfully navigate the digital transformation of their businesses.

Instacart was founded in 2012 to bring the grocery industry online and help make grocery shopping effortless. We started by understanding what consumers want and then built enterprise-grade technology that allows retailers to meet those needs. We want to enable any retailer, large or small, to drive success both online and in-store and serve their customers better in all of the ways they choose to shop. Today, more than 900 national, regional, and local retail banners77 that collectively represent more than 80% of the U.S. grocery market partner with Instacart.78 We have helped our retail partners grow faster than the market. Our GTV, representing the online sales we power for all of our retail partners, grew at a CAGR of 109% between 2018 and 2021, compared to 57% for the overall online grocery market and 1% for offline grocery.79 In 2021, we generated approximately $25 billion of GTV, which makes Instacart the leading grocery technology company in North America.80

Instacart invented a new model for online grocery shopping by giving consumers on-demand delivery from the stores they know and trust. We help our retail partners reach over            monthly active orderers who spend approximately $         per month on average.81 Retailers reach customers through both Instacart Marketplace, where customers can shop from their favorite retailers through our app or website, and retailers’ owned and operated online storefronts that are powered by Instacart Enterprise Platform, our end-to-end technology solution encompassing eCommerce, fulfillment, in-store, ads, and insights.

When shopping for groceries, consumers want selection, quality, value, and convenience, and they shop in many different ways. Instacart started as a way for households to conveniently manage their weekly grocery shopping, a recurring and high order value consumer use case. Today, customers can place orders for delivery or pickup across a variety of use cases including the weekly shop, bulk stock-up, convenience, and special occasions. Customers can select the fulfillment option and speed that best serve their needs. For example, a busy parent may prefer the reliability of having their family’s groceries delivered every Sunday, but if they need a few items in the middle of the week, they can trust Instacart to be there to deliver the items they need with priority delivery (60 minutes) or quick convenience (as fast as 30 minutes). Each order is shopped for and delivered with care by one of our hundreds of thousands of shoppers who value the flexible earnings opportunities that Instacart provides.82

As consumers and retailers move online, we have built Instacart Ads, which offers CPG brands a new way to reach customers at the point of purchase and within hours of delivery and consumption. Today, more than 5,500 brands are using Instacart Ads83 and are now more easily discoverable as customers fill their digital carts.84 Instacart Ads offers brands a highly measurable ads offering that leverages first-party transaction data to move products off retail shelves more efficiently.

The Future of Grocery

We believe the future of grocery is about helping consumers find products they love from retailers they trust, no matter where they are or how they choose to shop. Grocery is the largest category in all of retail, with an

[77]	As of June 30, 2022.
[78]	In 2021. CSG.
[79]	Incisiv.
[80]	Based on total grocery sales in 2021.
[81]	Monthly active orderers for the month ended . Average monthly spend for the ended .
[82]	As of .
[83]	As of .
[84]	As of .

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

annual spend of approximately $1.1 trillion in the United States in 2021.85 Despite the size of the market, grocery has historically been significantly slower to move online compared to other consumer categories. In 2021, only 9.5% of U.S. grocery shopping took place online,86 compared to 65% of consumer electronics, 38% of apparel, 25% of home furniture spend, and 23% of consumer foodservice.87 Over the past two years, this spend shifted from offline to online at an accelerated pace. It took 10 years for online grocery penetration to triple from 1% of total grocery sales in 200988 to 3% in 2019, and just two years to triple to 9.5% in 2021.89 Online grocery penetration is expected to double to reach 20.5% by 2026.90 Online penetration can reach up to 35% in the next five years.91

For grocery retailers, this means that online success is critical, and all grocers from large national players to local mainstays must prepare for a future where all aspects of their business, including their stores, will be improved through technology. Compared to other industries, however, grocery is difficult to digitize. Grocery retail is characterized by diverse consumer behaviors, complex inventory management and fulfillment, lack of integrated omni-channel data, a shortage of technology that is custom-built for online grocery, a disaggregated supply chain, and low operating margin. Before Instacart, grocery retailers did not have access to a unified technology solution to manage eCommerce, fulfillment, in-store, ads, and insights. Instacart is solving this problem.

Instacart Technology

Grocery retailers have earned the trust and loyalty of consumers over generations by offering selection, quality, value, and convenience. For more than 10 years, we have invested in technology that is custom-built for online grocery. We believe our scaled marketplace has allowed us to understand the needs of the online grocery consumer better than anyone else. Our strategy is to put our technology capabilities and consumer insights into the hands of our retail partners. We are investing more in technology custom-built for online grocery than any single grocer could on their own, allowing grocers to leverage our scale and investments to grow their businesses.

Our technology solutions are better together. Instacart Marketplace has powered hundreds of millions of orders placed by millions of customers. This scale gives us unique insights into customer buying behavior, needs, and trends across the entire grocery industry in North America. We then utilize these insights to enhance Instacart Enterprise Platform, ensuring retailers can best meet their customers’ needs on their owned and operated online storefronts. Similarly, Instacart Enterprise Platform enhances Instacart Marketplace, as our deep integration with retailers allows us to expand marketplace capabilities for our customers. As we continue to scale and refine our technology and data insights across Instacart Marketplace and Instacart Enterprise Platform, our algorithms also continue to improve to provide significant benefits, including better search results, intelligent replacements, and more seamless checkout flows, among others. Many of these benefits also enhance the value delivered to our brand partners. This draws more brands to Instacart Ads, which yields benefits for Instacart Marketplace and Instacart Enterprise Platform.

•	Instacart Marketplace. Connects customers to their favorite national, regional, and local retailers on the largest online grocery marketplace in North America by using our mobile app or website.[92]

[85]	Incisiv.
[86]	Incisiv.
[87]

Euromonitor, Retailing (2022 edition), Consumer Foodservice (2022 edition); categories: Consumer Electronics, Consumer Electronics E-Commerce, Apparel and Footwear, Apparel and Footwear E-Commerce, Homewares and Home Furnishings, Homewares and Home Furnishings E-Commerce, Consumer Foodservice by Type, categorization type: online and total; Consumer Foodservice by Type covers Foodservice Value RSP, data for the Retailing Categories covers Retail Value RSP excluding Sales Tax; USD million, current prices.

[88]

Euromonitor, Retailing (2022 edition), categories: Grocery Retailers, Food and Drink eCommerce; Food and Drink E-Commerce 2009 retail value RSP in USD, excluding sales tax, current terms; calculated as a percentage of Grocery Retailers and Food and Drink E-Commerce combined 2009 retail value RSP in USD, excluding sales tax.

[89]	Incisiv.
[90]	Incisiv.
[91]	McKinsey, The next horizon for grocery e-commerce: Beyond the pandemic bump.
[92]	Based on GTV generated on Instacart and total grocery sales in 2021.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

•	Instacart Enterprise Platform. Provides retailers with a suite of enterprise-grade technologies that span eCommerce, fulfillment, in-store, ads, and insights.

•

Instacart Ads. Allows CPG brands to drive sales by engaging with high-intent customers in a highly measurable and targeted way while also providing savings and product discovery to customers through our leading digital advertising solutions and insights.

Instacart is built for the entire grocery ecosystem, improving the experiences for each of our constituents and helping them succeed:

•

Retailers. We enable more than 900 retail banners to grow by providing technology that can accelerate the digital transformation of their entire business.[93] Our retail partners include national leaders such as             , regional favorites such as                  , and local mainstays like                  . We estimate that the sales volume we power for our top 20 retail partners represented 4.9% of their total sales in 2021, up from 0.6 % in 2018.[94]

•

Customers. We help over             monthly active orderers[95] shop at their favorite retailers and enjoy selection, quality, value, and convenience. We reach over 95% of households in North America.[96] Our membership program, Instacart+, offers expanded customer benefits, including unlimited free delivery on orders over a certain size, a reduced service fee, credit back on pickup orders, and exclusive benefits.

•

Brands. We represent one of the largest and fastest growing eCommerce channels for CPG brands. We provide discovery and attractive ROI for over 5,500 brands through our industry-leading advertising tools and insights purpose-built for the online grocery category.[97] Our brand partners include household brands such as             , and emerging brands such as                  .

•

Shoppers. We offer over              shoppers an immediate, flexible earnings opportunity that allows them to choose when and how much to work.[98] Distinct from other on-demand workers, shoppers are         % female,         % of them are parents, and they work on average          hours per week, nearly half of which is spent shopping as opposed to driving.[99] Because the most important part of the job is picking the right products for customers, Instacart tends to attract people who use empathy, efficiency, communication, and problem-solving to pick, pack, and deliver an order. Shoppers are deeply valued members of the Instacart community, and we strive to make the shopping experience as seamless as possible and protect shoppers while they work.

Our Business Model

We believe that every Instacart order benefits retailers, customers, brands, and shoppers. The success of our business relies on the success of all these constituents. As more customers increase engagement, we benefit from more orders and GTV that generate diversified revenue streams and improve operational efficiency. Our revenue consists of transaction revenue, primarily from fees paid on each order by retail partners and customers, as well as advertising and other revenue, primarily from advertising fees paid by retail partners and brand partners. In 2021, our average transaction revenue per order and advertising and other revenue per order were approximately 5% and 2%, respectively, of GTV. Since grocery is one of the largest recurring monthly household expenses, we have a high average order value, which allows us to keep fees lower for retailers and customers relative to other on-demand delivery platforms.

[93]	As of June 30, 2022.
[94]	CSG. Based on our top 20 U.S. retail partners by grocery sales volume in 2021. Estimated percentage of total sales excludes the impact of alcohol sales.
[95]	For the month ended .
[96]	U.S. Census Bureau (December 2020) and Statistics Canada (2016, the year of the last Canadian census). Based on number of households in Instacart’s active delivery-enabled or pickup zones as of .
[97]	As of .
[98]	Based on shoppers who completed at least one delivery during the month ended .
[99]	Based on shoppers who completed at least one delivery during the month ended .

Confidential Treatment Requested by Maplebear Inc.

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By growing advertising revenue and making fulfillment more efficient at scale, we have been able to increase gross profit consistently faster than GTV. Expanding gross profit margin demonstrates our improving unit economics. This, in turn, allows us to reinvest in our business, particularly in research and development to build new technologies for retailers and in sales and marketing to help attract and engage customers to grow orders.

Since our founding, we have achieved substantial growth and an improved margin. From 2019 to 2021, our growth was significantly accelerated by the COVID-19 pandemic. While we do not expect our pandemic-accelerated growth rates to continue in future periods, our growth during this period helped establish a business with much greater scale and much higher gross profit.

•	Total revenue grew from $214 million in 2019 to $1,834 million in 2021, representing a CAGR of 193%, and from $ for the months ended , 2021 to $ for the months ended , 2022;

•

Transaction revenue grew from $147 million (or 69% of total revenue) in 2019 to $1,262 million (or 69% of total revenue) in 2021, representing a CAGR of 193%, and from $             for the             months ended             , 2021 to $             for the             months ended             , 2022;

•

Advertising and other revenue grew from $67 million (or 31% of total revenue) in 2019 to $572 million (or 31% of total revenue) in 2021, representing a CAGR of 192%, and from $             for the             months ended             , 2021 to $             for the             months ended             , 2022;

•	Orders grew from 49 million in 2019 to 223 million in 2021, representing a CAGR of 113%, and from for the months ended , 2021 to for the months ended , 2022;

•	GTV grew from $5,144 million in 2019 to $24,909 million in 2021, representing a CAGR of 120%, and from $ for the months ended , 2021 to $ for the months ended , 2022;

•	Gross profit (loss) grew from $(18) million in 2019 to $1,226 million in 2021, and from $ for the months ended , 2021 to $ for the months ended , 2022;

•

Net loss improved from $531 million in 2019 to $73 million in 2021 and grew as a percent of GTV from (10.3)% in 2019 to (0.3)% in 2021, and from $             for the             months ended             , 2021 to $             for the              months ended             , 2022; and

•	Adjusted EBITDA grew as a percent of GTV from (8.8)% in 2019 to 0.1% in 2021, and from % for the months ended , 2021 to % for the months ended , 2022, demonstrating significant operating leverage.

Our Industry

Grocery has one of the lowest levels of digitization of any industry. Grocery retailers in the United States spent $10.8 billion on enterprise IT in 2020,100 which was approximately 1% of their total sales.101 This compares to average technology budgets as a percent of revenue of 5% for healthcare services, 4% for travel, media, and hospitality, and 2% for construction and infrastructure.102

100	Gartner.
101	Incisiv.
102	Deloitte Insights.

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Complexities of Grocery Retail

The grocery industry has attributes not found in other consumer retail categories due to inherent market structure differences and the uniqueness of grocery operations:

Market Structure

•

Enterprise Market Structure. In the United States, there are over 3,000 companies in grocery retail103 that collectively manage tens of thousands of store locations.104     % of the total U.S. grocery market comes from the top              grocers,105 yet market share significantly differs by region within the United States. The largest retailers operate multiple banners, across hundreds of locations, and require nationwide integration.

•

Disaggregated Supply Chain. There are multiple participants in the grocery supply chain, including food producers, product manufacturers, wholesalers, and distributors, each of whom capture a considerable portion of the value chain and introduce operational complexity.

•

Intense Competition from Digital Retailers. Traditional grocers have spent generations building loyalty with consumers through selection and quality. However, consumers increasingly expect a high-quality digital experience. Digital retailers like Amazon and quick delivery disruptors are investing large amounts of capital to create online experiences and develop in-store technology to compete with traditional retailers for consumer wallet share.

•

Regulations. The grocery industry is highly regulated, particularly in categories such as alcohol, prescriptions, and supplemental nutrition assistance programs. Grocers must comply with different state and local laws, which vary significantly state by state and city by city and require a comprehensive compliance system.

Grocery Operations

•	Expansive and Diverse Product Assortment.

•

Diversity of Products. In order to have the assortment consumers expect, grocers sell a high volume of products. The average grocer carries over 31,000 products in a single store location across a wide range of categories like food, alcohol, consumer health, pet care, ready meals, and more.106

•

High Inventory Turnover. Grocery inventory turns over in real time with high velocity. Inventory forecasting and SKU rationalization, as well as evaluating which products to sell or discontinue, are critical to maximizing sales and profitability. For pickup or delivery orders, high inventory turnover also means that it is critical for grocers to direct consumers to appropriate replacements to avoid lost demand.

•

Large Portion of Perishables. Perishables account for 21% of North American grocery sales,107 meaning it is important for grocers to manage this inventory carefully and maintain specific temperatures to reduce operational inefficiencies and food waste.

•

Breadth of Fulfillment Options. Whether a consumer chooses pickup, scheduled delivery, or on-demand delivery, each order requires picking and packing. Picking is complex due to the sheer scale of grocery stores, where the over 48,000 square feet on average of each distinct location may be

103	As of . FactSet.
104	As of . IBISWorld.
105

In 2021. Euromonitor, Retailing (2022 edition), category: Grocery Retailers; retail value RSP in USD, excluding sales tax, calculated as a percentage of total Grocery Retailers retail value RSP in the United States in 2021 in USD, excluding sales tax.

106	In 2019. FMI, Supermarket Facts.
107

In 2021. Euromonitor, Retailing (2022 edition), Fresh Food (2021 edition). Fresh Food retail value RSP in North America in 2021 in USD, including sales tax, current terms, calculated as a percentage of Grocery Retailers retail value RSP in North America in 2021 in USD, including sales tax, current terms.

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merchandised differently.108 There are a number of factors that require quality control, such as accuracy of the item, preferred replacement, and product freshness.

•

Competition for Technical Talent. In a survey, more than half of respondents in the grocery industry reported they believe it will be difficult to attract the necessary talent to support digital growth in the next five years.109

•

Limited Personalization. Grocers have historically collected data through loyalty programs at checkout, but they have lacked access to a solution to aggregate and analyze data across online and offline channels, provide actionable insights, and help create personalized experiences for customers while they are preparing to shop or in the act of shopping.

•

Lack of Technology Custom-Built for Online Grocery. The industry has historically lacked a unified technology solution built specifically for grocers. Even where adequate point solutions exist, grocers still have to engage large technical teams to integrate several point solutions into their systems, and these point solutions frequently do not integrate well with one another. With operations spread across multiple products with varying technology capabilities, many grocers struggle to manage their businesses while simultaneously providing a seamless experience for their customers.

•

Low Operating Margin. The typical grocery retail operating margin is 5%,110 which is lower than other consumer categories. This limits grocers’ ability to deploy capital for investment and innovation and increases the importance of operational efficiencies.

Diverse Consumer Use Cases

Grocery is a large, recurring, non-discretionary, and high frequency consumer category. Americans shop for groceries 1.6 times per week on average,111 spend $412 per month on groceries on average,112 and have a wide range of brand and retailer loyalties. For example, a consumer may prefer the produce selection from one retailer and the pantry selection from another. Given grocery is a non-discretionary expense, it touches a broad demographic of consumers and value is critical. Urgency varies each time a consumer shops. For example, a consumer may be looking to buy a last-minute ingredient before dinner that same day or may be comfortable purchasing household goods in bulk and receiving them later. We categorize consumer shopping occasions as follows:

•

Weekly shop is a recurring, planned shop to buy groceries and household items. We believe that weekly grocery shopping represents the largest portion of the market and has historically been the most common consumer use case, balancing the optimal mix of selection, quality, value, and convenience. We started by solving for the weekly shop and have expanded to serve broader needs for our retail partners and their customers.

•

Bulk stock-up is a less frequent shop for groceries and household items in large quantities. This use case has become increasingly popular as we have added retailers like                 that specifically cater to such orders.

•	Convenience is a frequent top-up shop to replenish items.

•	Special occasion is a planned shop for a known event, like a holiday or a gift, often requiring special items on a tight schedule.

Consumers will expect to have a seamless, personalized experience across these four use cases both online and in-store. The only way that a retailer can meet this demand is by leveraging an integrated technology solution that can seamlessly enable omni-channel operations.

108	Average in the United States. FMI, Supermarket Facts.
109	McKinsey, The next horizon for grocery e-commerce: Beyond the pandemic bump.
110	Instacart estimate based on publicly available information of five leading grocers with business in the United States.
111	In 2019. FMI, U.S. Grocery Shopper Trends.
112	U.S. Bureau of Labor Statistics; based on consumer expenditures in 2020.

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Online Grocery Market Dynamics

Given its inherent market structure differences and the complexity of operations, grocery retail’s shift online demonstrates unique characteristics not seen in other consumer categories.

In 2021, 9.5% of grocery sales in the United States were online, defined as orders placed online for pickup or delivery.113 Within online grocery sales, pickup fulfillment method accounts for 45% of total online sales while delivery accounts for 55%.114 While delivery has consistently grown faster than pickup on a market level since 2020, pickup is expected to continue to be a meaningful component of the online grocery market, as it appeals to more value-oriented consumers focused on minimizing fees but who still want the convenience of online grocery.

Given the enterprise market structure of grocery retail, the majority of online sales are processed through traditional grocery retailers’ owned and operated online storefronts. While GTV processed through traditional retailers’ owned and operated online storefronts consisted of 95% of the pickup market, it accounted for 37% of the delivery market.115

The remaining 5% and 63% of the online grocery sales market for pickup and delivery, respectively, occurred on third-party marketplace platforms such as Instacart Marketplace or first-party online-first platforms that own and manage inventory.116 We distinguish these first-party online-first platforms from traditional retailers because first-party online-first platforms generally do not partner with other technology providers such as Instacart. We believe this data highlights the strength of online platforms in delivery, and that pickup is a large and untapped opportunity for online platforms.

The combination of Instacart Marketplace and Instacart Enterprise Platform enables us to power online transactions across channel types, whether orders are placed on Instacart Marketplace or on our retail partners’ owned and operated online storefronts. This advantage results in our leading share among the third-party marketplaces and first-party online-first platforms. Our broader Instacart Enterprise Platform allows us to serve the other part of the market, powering our retail partners’ owned and operated online storefronts and helping them grow their share of the online grocery market.

113	Incisiv.
114

Based on data provided by YipitData. For the period from January 1, 2022 to July 31, 2022. Sales data are based on email receipts for online transactions from certain of the top 30 U.S. grocery retailers in 2021 by market share, based on CSG sales data and for which representative data were available to YipitData, as well as online transactions from select online grocery platforms, including Instacart. YipitData’s affiliate collects the email receipts from consumers who have opted to provide YipitData’s affiliate with access to such receipts. YipitData’s affiliate does not apply any other selection criteria or parameters for which consumers can opt in and provide data. While the number of consumers providing data to YipitData’s affiliate fluctuates over time depending on various factors, including which consumers have opted in, over the time period for which data were collected, the total number was greater than 1,000,000 consumers. For Instacart, the data exclude transactions on retailers’ owned and operated online storefronts powered by Carrot Storefront Pro and Instacart APIs and include transactions on retailers’ owned and operated online storefronts powered by Carrot Storefront. The data also reflect certain additional adjustments for non-representative transactions (such as duplicate orders) and overrepresented geographies. Because the data are based only on email purchase receipts from consumers who have opted to provide data to YipitData’s affiliate, the data represent only a sample of consumers and may not be representative of online sales for all consumers on each platform or at each retailer for the measurement period.

115	YipitData. See footnote 114 for additional information.
116	YipitData. See footnote 114 for additional information.

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(1)

Based on data provided by YipitData. For the period from January 1, 2022 to July 31, 2022. Sales data are based on email receipts for online transactions from certain of the top 30 U.S. grocery retailers in 2021 by market share, based on CSG sales data and for which representative data were available to YipitData, as well as online transactions from select online grocery platforms, including Instacart. YipitData’s affiliate collects the email receipts from consumers who have opted to provide YipitData’s affiliate with access to such receipts. YipitData’s affiliate does not apply any other selection criteria or parameters for which consumers can opt in and provide data. While the number of consumers providing data to YipitData’s affiliate fluctuates over time depending on various factors, including which consumers have opted in, over the time period for which data were collected, the total number was greater than 1,000,000 consumers. For Instacart, the data exclude transactions on retailers’ owned and operated online storefronts powered by Carrot Storefront Pro and Instacart APIs and include transactions on retailers’ owned and operated online storefronts powered by Carrot Storefront. The data also reflect certain additional adjustments for non-representative transactions (such as duplicate orders) and overrepresented geographies. Because the data are based only on email purchase receipts from consumers who have opted to provide data to YipitData’s affiliate, the data represent only a sample of consumers and may not be representative of online sales for all consumers on each platform or at each retailer for the measurement period.

Market Share among Digital-First Platforms

For purposes of evaluating our market share, we focus on the segment of the online grocery market that consists of digital-first platforms. We make a distinction between digital-first platforms from traditional retailers because digital-first platforms generally do not partner with other technology providers such as Instacart and represent our competition. On the other hand, traditional retailers represent current or future partners of Instacart.

The charts below show our share among select digital-first platforms in the United States based on third-party data. Because these data are directly sourced from a third party, they only include GTV from Instacart Marketplace and Storefront, one of our Enterprise Platform products that powers retailers’ owned and operated online storefronts. The data exclude the GTV we generate from powering retailers’ owned and operated online storefronts that use Storefront Pro or our APIs and attribute GTV from these channels to our retail partners instead.

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This data illustrates that the sales volume of our retail partners represents the leading market share based on total online grocery sales in the United States across third-party and first-party digital-first platforms in both larger and smaller basket sizes, representing 73% of orders greater than $75 and 54% of orders less than $75. In both instances, we have partnered with our retailers to help them grow market share over time.

We believe this is an indicator of our ability to help retailers meet their customers how and where they want to shop by supporting a wide array of fulfillment options, shopping occasions, and categories. Our retailers are particularly strong in large baskets over $75, representing nearly 75% of the aggregate GTV of the other digital-first platforms included in the market share analysis. We view this as an important competitive advantage because larger order values are structurally more profitable, including because costs such as shopper payout, customer incentives, promotions, appeasement credits, refunds, hosting, cancellations, and redeliveries are allocated across a larger average order value. This allows us to drive greater gross profit dollars on a per order basis.

(1)

Based on data provided by YipitData. For the period from January 1, 2020 to July 31, 2022. Order value data are based on email receipts for online transactions from select online grocery platforms, including Instacart. YipitData’s affiliate collects the email receipts from a panel of consumers who have opted to provide YipitData’s affiliate with access to such receipts. YipitData’s affiliate does not apply any other selection criteria or parameters for which consumers can opt in and provide data. While the number of consumers providing data to YipitData’s affiliate fluctuates over time depending on various factors, including which consumers have opted in, over the time period for which data were collected, the total number was greater than 1,000,000 consumers. Order values for each platform include total amounts paid as derived from the email receipts, including item subtotals, fees, taxes, and tips as well as discounts, as determined by YipitData. Data include transactions for online grocery and convenience, including both delivery and pickup orders. For Instacart, the data exclude transactions on retailers’ owned and operated online storefronts powered by Carrot Storefront Pro and Instacart APIs as described in the following footnote, and include transactions on retailers’ owned and operated online storefronts powered by Carrot Storefront. The data also reflect certain additional adjustments for non-representative transactions (such as duplicate orders) and overrepresented geographies. Because the order values are based only on email purchase receipts from consumers who have opted to provide data to YipitData’s affiliate, the data represent only a sample of consumers on each online platform and may not be representative of order values for all consumers on each platform or at each retailer for the measurement period.

(2)

YipitData identifies order values based on email receipts from consumers who have opted to provide YipitData’s affiliate with access to such receipts. Consumer transactions on our retailers’ owned and operated online storefronts powered by Carrot Storefront Pro (our more customizable eCommerce storefront offering) and Instacart APIs (our fulfillment APIs that are embedded in retailers’ own eCommerce storefronts), two of our Instacart Enterprise Platform offerings, cannot be identified as Instacart-related transactions on email receipts. As a result, such transactions are not counted as Instacart orders for purposes of the charts above.

Challenges for CPG Brands

For many commerce categories, digital advertising has provided significant advantages — from precise targeting, to the ability for consumers to take immediate action on the ads, to exceptional measurement tools. For CPG brands, there has not yet been an advertising solution that combines the actionability and measurability of digital advertising with the ability to move products off the shelves at grocery retail stores.

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As grocery moves online, CPG brands increasingly need to drive sales through digital channels. Brands have lacked access to a solution that runs a full-funnel marketing strategy purpose-built for online grocery. This is relevant for brands of all sizes, as even the most established brands must maintain mind share as consumers move online or risk being disrupted by emerging digital-first brands. Emerging brands face their own unique challenges in driving discovery through the traditional in-store model. Brands have historically lacked access to omni-channel insights to drive product development decisions, such as which items are selling and what consumers are searching for.

Instacart’s Role

We believe we can continue to lead the way in grocery innovation by offering a set of modular technology solutions to retailers, customers, and brands. Retailers across consumer verticals are facing similar hurdles, though the challenges we are solving for are particularly acute in grocery. This provides us with a significant opportunity to power the future of grocery.

Instacart Technology

We built Instacart to serve the entire grocery ecosystem. The key pillars of our technology are Instacart Marketplace, Instacart Enterprise Platform, and Instacart Ads. Our solutions are underpinned by a shared foundation of technology, infrastructure, data insights, and fulfillment that leverages our scale and expertise specific to the grocery category. Our technology solutions are better together. Instacart Marketplace is the largest online grocery marketplace in North America and has powered hundreds of millions of orders placed by millions of customers. This scale gives us unique insights into customer buying behavior, needs, and trends across the entire grocery industry in North America. We then utilize these insights to enhance Instacart Enterprise Platform, ensuring retailers can best meet their customers’ needs on their owned and operated online storefronts. Similarly, Instacart Enterprise Platform enhances Instacart Marketplace, as our deep integration with retailers allows us to expand marketplace capabilities for our customers. For example, as we integrate more deeply with our retail partners, we give them the ability to offer more fulfillment options, more control over their brand, and the ability to include their own loyalty program.

As we continue to scale and refine our technology and data insights across Instacart Marketplace and Instacart Enterprise Platform, our algorithms also continue to improve to provide significant benefits for all of our constituents. We believe these benefits can drive both growth and operational efficiencies in our business that contribute to margin expansion.

•	For Retailers. Actionable business insights that empower retailers to make better informed decisions about assortment, inventory, quantity, and replenishment.

•	For Customers. Better search results, intelligent replacements, more seamless checkout flows, and greater personalization that promotes engagement.

•

For Brands. More measurable and targeted ads offerings that deliver higher returns and draw more brands to Instacart Ads, which yields benefits for Instacart Marketplace and Instacart Enterprise Platform.

•	For Shoppers. More seamless and efficient delivery, leading to greater shopper satisfaction and earnings opportunities.

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Instacart Marketplace

When we launched Instacart Marketplace in 2012, we became the first company to make online grocery shopping affordable and accessible to households across North America. Over the next decade, we partnered with more than 900 retail banners with more than 75,000 stores serving millions of households with same-day delivery. 117 We focused on allowing customers to shop from grocers they trust while creating a differentiated customer experience. Today, through Instacart Marketplace, we help customers look for their favorite products, provide an innovative ad business that inspires people to try new brands, connect customers to our dedicated shopper community, and help retailers and customers build deeper relationships. We help retailers serve their customers needs as to how and where they want to shop by supporting a wide array of fulfillment options, shopping occasions, and categories.

Instacart Enterprise Platform

Instacart Enterprise Platform is an end-to-end technology solution that powers retailers across all aspects of their business. Our offerings are modular, allowing retail partners to pick and choose which technologies best fit their needs. These solutions work seamlessly together, so retailers can more efficiently integrate with Instacart than they can with multiple separate technologies. Key components of Instacart Enterprise Platform include:

•

eCommerce. We power world class eCommerce storefronts for more than              retailers,118 including                 , and services, from product discovery tools, to merchandising, to different payment models, to loyalty-as-a-service.

•

Fulfillment. We help retailers fulfill grocery orders directly from their stores through our community of dedicated shoppers. Retailers can leverage our fulfillment API, to help fulfill orders that are placed through their owned and operated online storefronts. In most instances, Instacart picks, packs, and delivers these orders, but retailers can also use our technology to enable orders that are picked and packed by their own employees. Finally, we recently introduced Carrot Warehouses, which helps retailers in select locations manage dedicated nano facilities to offer new services like extended hours or delivery in as fast as 15 minutes.

•

Connected Stores. Instacart helps retailers create a unified, seamless, and personalized experience both online and in-store by leveraging technologies like Caper Carts, Scan & Pay, Lists, Carrot Tags, FoodStorm Kiosks, and Out of Stock Insights.

•

Ads. Carrot Ads, our enterprise ads offering, brings the best of Instacart Ads to retailers’ owned and operated online storefronts. This opens up new revenue streams for retailers and increases the profitability of online orders.

117	As of June 30, 2022.
118	As of .

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•

Insights. Carrot Insights gives retailers near real-time visibility into their operations. By enabling visibility into key metrics like item popularity, item correlation, order sizes, delivery times, delivery ratings, and sales, Carrot Insights helps retailers optimize operations and provide better customer experiences.

Instacart Ads

Instacart Ads combines the best of digital advertising — precision, actionability, and measurability — with the ability to directly move products off the shelves at retailers, getting these products into the hands of customers within hours. Because it offers CPG brands a way to reach customers at the point of purchase and within hours of delivery and consumption, our solution delivers highly measurable and strong ROI across all parts of the customer shopping journey, from awareness to consideration to purchase. We have a wide breadth of advertising solutions, including sponsored product, display, brand pages, and coupons, to meet all of our brand partners’ needs. Instacart Ads also enables brands to fully track customer behavior from discovery to purchase, offering valuable insights about how to optimize their advertising spend.

We are not only building our advertising solutions to benefit brands, but also customers and retailers. Instacart Ads delivers a superior experience and pricing for customers by giving them access to thousands of deals and discounts, which in turn drives larger average order values for our retail partners. Retailers are also now able to leverage Carrot Ads, an Instacart Enterprise Platform product that brings Instacart Ads to retailers’ own eCommerce sites and expands the customer reach available to our brand partners.

Our Strengths

We believe the following strengths represent key strategic advantages for Instacart and have allowed us to build the leading grocery technology company in North America:

•

Deep Partnerships with Grocers that Represent more than 80% of the U.S. Grocery Industry. Today, more than 900 national, regional, and local retail banners that collectively represent more than 80% of the U.S. grocery industry partner with Instacart.119 We believe this represents the broadest selection of grocers on a marketplace in North America, providing customers with a superior online grocery shopping experience. Beyond Instacart Marketplace, we also power many of our retail partners’ owned and operated online storefronts through Instacart Enterprise Platform, positioning us as an increasingly strategic part of our retail partners’ future growth.

•

Trusted Technology Partner to the Grocery Industry. For more than 10 years, we have invested in technology that is custom-built for all aspects of grocers’ businesses. We are investing more in technology custom-built for online grocery than any single grocer could on their own, which is why grocers partner with Instacart. They know that our technology will enable them to transform their businesses and enhance their customer experiences. Our business model has been built on shared success with grocers, and because we do not own inventory, we do not compete with our retail partners. We believe this combination puts us in a unique position to foster greater trust between grocers and Instacart, making us the preferred technology partner.

•

Scale Benefits for Instacart as well as Our Retail Partners and Brands. We believe that we have unmatched scale with over 900 retail banners coupled with over                 monthly active orderers and 223 million orders fulfilled in 2021 alone.120 Our scale allows us to offer our customers the best selection, quality, value, and convenience, which attracts more customers and drives higher engagement. This results in more orders and increased customer wallet share for our retail partners, driving compelling economics for both retailers and Instacart. When brands advertise with us, they can

119	In 2021. CSG.
120	Retail banners and orders as of . Monthly active orderers for the month ended .

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reach their target audience more efficiently and at greater scale than is possible through other online channels. We have fulfilled hundreds of millions of orders, a scale that is necessary to realize the operational expertise and efficiencies that drive profitability and underpin our attractive financial model.

•

Synergies from the Unique Combination of Marketplace and Enterprise Platform. We create powerful synergies by combining Instacart Marketplace and Instacart Enterprise Platform. Our high-intent customers, their deep engagement with our marketplace, and our deep understanding of customer shopping behavior and preferences enable us to develop the best enterprise technology solutions to serve the grocery industry. We leverage data generated through Instacart Marketplace to continuously enhance our enterprise offerings and help our retail partners best meet their customers’ demands. For example, successful features like advanced search, personalized replacements, and EBT SNAP acceptance can be developed on Instacart Marketplace and quickly launched on retailers’ owned and operated online storefronts, leveraging Instacart Enterprise Platform. In turn, as we continue to improve our enterprise offering and deepen our partnership with retailers, our retail partners benefit from enhanced marketplace capabilities such as the ability to offer more fulfillment options, more control over their brand, and the integration of their loyalty programs. Our deeply integrated solutions provide a seamless and unmatched omni-channel experience for both our retail partners and our customers.

•

Breadth and Diversity of Grocery Use Cases. Instacart allows customers to place orders across a variety of use cases including weekly shop, bulk stock-up, convenience, and special occasions. For retailers, we enable them to offer customers a full range of fulfillment options from on-demand delivery in as fast as 15 minutes to two hours or next day. Our model is flexible and efficient, which allows us to help retailers serve all use cases of grocery, unlike other players that tend to focus on serving a particular use case. Because we serve this breadth of use cases, we are a better partner to retailers by helping them address consumer needs and drive engagement and a better partner to brands by creating more diverse and actionable advertising opportunities.

•

Ads Offerings that Combine Online Performance with the Ability to Move Products Off Shelves. Our grocery expertise has enabled us to build differentiated advertising solutions and tools that allow CPG brands to reach and engage with high-intent customers at the point of purchase and within hours of delivery and consumption. With our unique customer data and insights, we provide differentiated analytics for brands, allowing them to better optimize their advertising spend and grow their wallet share.

•

Capital Efficient, Flexible Model. Our technology helps retail partners expand the consumer use cases and fulfillment options they offer using their existing store footprints. This allows retailers to transition from a brick-and-mortar business to a complete omni-channel offering within weeks, and for us to seamlessly add new retail partners to Instacart without significant capital investments or the need to take on any inventory risk. Our capital efficiency enables us and our retail partners to react quickly to changes in the industry and consumer preferences.

•

Compelling Financial Model Based on Shared Success. Our technology helps drive growth and strengthen operational efficiencies for our retail partners, which in turn strengthens Instacart’s financial model. For example, our technology helps retail partners expand the consumer use cases and fulfillment options they offer. This drives new customer acquisition and greater customer engagement, resulting in growth for retailers, CPG brands, and Instacart. Our ads offerings not only provide high marketing ROI and drive incremental sales for our brand partners, but our retail partners also benefit from CPG brands’ incremental sales, whether the consumer is shopping on Instacart Marketplace or retailers’ owned and operated online storefronts powered by Instacart Enterprise Platform. In turn, the success of our brand partners and retail partners increases highly profitable advertising revenue on Instacart, improving our unit economics. The success of our partners enables them to deliver a superior experience for customers, who become more engaged and more valuable, benefiting all constituents in our ecosystem and driving our financial success. As a result, we believe we can drive durable growth and improve operating leverage over the long-term.

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Our Value Proposition

For Retailers

What makes Instacart technology powerful for retailers is this unique combination of enabling retailers to succeed on the largest online grocery marketplace in North America as well as on their own digital properties.121 This positions us to be retailers’ partner of choice to help them navigate their digital transformations. The key elements of our retailer value proposition include:

•	End-to-End Technology Solution Custom-Built for Online Grocery

•

Instacart powers eCommerce, fulfillment, and customer and shopper care for all of our retail partners through Instacart Marketplace. Instacart Enterprise Platform, our end-to-end technology solution, supports our retail partners on their owned and operated online storefronts through offerings like storefronts and mobile apps, fulfillment solutions, ads offerings, in-store technologies, and business insights.

•

Our solutions are better together. Our enterprise solutions benefit from unique consumer and market insights that only a scaled marketplace can access. These insights inform the product development of our enterprise offerings. Functions such as EBT SNAP and personalized replacements were initially built for Instacart Marketplace and subsequently included in Instacart Enterprise Platform to better serve retailers. In turn, Instacart Enterprise Platform solutions allow for a deeper integration with retailers’ operations, and this provides retailers with more capabilities on Instacart Marketplace such as ability to offer more fulfillment options, more control over their brand, and integration of their loyalty programs.

•

Our technology is modular, meaning retailers can use all of our offerings for a seamlessly integrated solution, or they may choose to select technologies à la carte, depending on which best fit their needs. For example, our storefronts come with the ability to run Instacart Ads by default, though it is up to the retailer if they want to implement it.

•

Advertising Capabilities. Retailers can leverage our ads offerings through their owned and operated online storefronts powered by Instacart Enterprise Platform. We allow retailers to benefit from the scale advantages of Instacart Ads. By allowing retailers to use our turn-key ads offerings, they can avoid time and financial investment associated with building ad technology and sales. This is a prohibitive investment for most retailers, but with Carrot Ads, they can now open a new revenue stream using our solutions at scale without needing to make this upfront investment themselves.

•

Customer Access. We help retailers reach millions of customers. We generate incremental sales for our retail partners through Instacart Marketplace and help retailers meet online demand wherever customers are. We believe pickup generates incremental foot traffic and higher sales by providing customers with the ability to browse items, place orders wherever they are, and pick up their basket directly from local retailers. We also enable retailers to drive loyalty and engagement through branded online shopping experiences, personalization, and our membership program, Instacart+, where we pay for free delivery, among other benefits. Finally, our investments in sales and marketing help attract new customers and increase engagement among existing customers, helping drive sales for our retail partners.

•

Breadth of Shopping and Fulfillment Options. We have expanded across in-store, delivery, and pickup to help retailers offer a variety of fulfillment methods and speeds and address different shopping occasions and consumer categories. Because customers use different options based on the occasion, we help retailers offer a full portfolio of eCommerce options.

121	Based on GTV generated on Instacart and total grocery sales in 2021.

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Our strategy is to help retailers capture the breadth of consumer demand, from a larger weekly basket that arrives the same day to a smaller convenience order that is at a customer’s door in as fast as 15 minutes. While it is difficult to do this in a physical store, we can create virtual stores such as                      that enable these new use cases to customers on our marketplace.

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Seamless Onboarding and Depth of Integration. We designed our technology to enable retailers’ transition from a brick-and-mortar business to a complete omni-channel offering within weeks. When we partner with a retailer, we bring their entire store footprint online, helping them compete with digitally native competitors and meet consumers’ needs. This process includes ingesting data on tens of thousands of products, enriching that baseline data with additional information for online merchandising, and optimizing item availability on retailers’ owned and operated online storefronts using our proprietary algorithms. Our enterprise solutions can integrate with existing operations to allow our retail partners to maintain existing loyalty and promotion programs. We help retailers optimize all aspects of their business by establishing data pipelines to help inform retailers’ store operations, merchandising, and marketing strategies. We also integrate physically in retailers’ stores including setting up dedicated staging areas to fulfill orders and a streamlined checkout process to ensure a more seamless experience for both our retail partners and shoppers.

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Dedicated Support. We have teams of account managers who focus on helping retailers succeed. These relationships include deep involvement with operational initiatives like store planning to optimizing eCommerce fulfillment and data interpretation on key metrics such as in-store inventory levels.

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Ability to Drive Operational Efficiency. We are able to help lower the cost of fulfillment for retailers due to efficiencies driven by the size of our shopper base, technology-backed picking, and batching abilities. We believe this allows retailers to improve operating efficiency and reduce costs without compromising the customer experience.

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We have demonstrated our ability to drive growth for our retail partners. The chart below shows that retailers who partner with Instacart outperformed the market consistently since 2018, even after the peak lockdown periods during the COVID-19 pandemic. Our GTV, which represents the online sales we power for all of our retail partners, grew at a CAGR of 109% between 2018 and 2021, compared to 57% for the overall online grocery market, and 1% for offline grocery.122

For Customers

At Instacart, we aim to provide our customers a superior online grocery shopping experience with optimal selection, quality, value, and convenience. We partner with more than 900 retail banners across the United States offering over a million unique products at attractive prices,123 while meeting our customers wherever they want to shop, however they want to shop, across many use cases and fulfillment options.

The diversity and breadth of our offering attracts a wide range of customers to Instacart that is similar to the economic composition of the United States. Based on third-party data, our customer mix by annual income is 22% less than $40,000 per year, 27% between $40,000 to $80,000 per year, and 51% above $80,000 per year, which compares to 27%, 28%, and 45%, respectively, for the United States more broadly.124 From a geographic perspective, the story is similar with our customers living in the following areas: 18% rural, 44% suburban, and 38% urban, compared to 28%, 39%, and 33%, respectively, for the United States.125 This dynamic is also observed in our customers’ spending habits. On Instacart, the average basket size is $             as of                     , compared to $100 for the broader U.S. grocery market.126 This translates into a monthly active orderer spending on average $232 in the year of their first order, increasing up to $462 by year five, compared to the average U.S. household monthly grocery spend of $412.127 We will continue to expand our offering to meet the diverse needs of all of our customers.

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Selection. Today, more than 900 national, regional, and local retail banners128 that collectively represent more than 80% of the U.S. grocery market partner with Instacart.129 On Instacart Marketplace, a typical

122	Incisiv.
123	As of .
124

For the 12 months ended March 13, 2022. Numerator. Data from approximately 105,000 households across the United States selected by Numerator and designed to be nationally representative compared to U.S. census data.

125

For the 12 months ended March 13, 2022. Numerator. Data from approximately 105,000 households across the United States selected by Numerator and designed to be nationally representative compared to U.S. census data.

126	U.S. Bureau of Labor Statistics; based on consumer expenditures in 2020.
127	U.S. Bureau of Labor Statistics; based on consumer expenditures in 2020.
128	As of June 30, 2022.
129	In 2021. CSG.

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customer will see                    stores available on average on our mobile app or website, ranging from national chains to regional and local retailers.130 Instacart Marketplace provides customers with a new way to shop from their favorite retailers, offering over a million unique products all in one place.

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Breadth of Use Cases. We meet the customer wherever they want to shop, however they want to shop, across many use cases and fulfillment options. We support everything including weekly shop, bulk stock-up, convenience, and special occasion. And we also offer a broad range of fulfillment options, including pickup and delivery ranging from no rush (next day), to next available window, priority (60 minutes), quick convenience (as fast as 30 minutes), and ultrafast (as fast as 15 minutes). As customers increasingly focus on quick delivery, we have continued to invest in our fulfillment technology to shorten delivery times without compromising quality and customer experience.

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Reclaim Time. In addition to time spent commuting to and from the store, Americans who grocery shop spend on average approximately 60 hours in-store per year shopping for groceries.131 Across our entire footprint, customers can place an order in minutes and specify convenient delivery or pickup windows. Instacart has helped customers save                    hours in the aggregate since inception.

•	Value. Our technology makes it easier for our customers to save money:

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Retailer choice. Customers can seamlessly search for retailers that best meet their needs including discount retailers such as                 or clubs such as             , and shop from more than                  banners that offer in-store pricing on Instacart.

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Brand choice. Instacart offers an efficient way for consumers to compare across established, challenger, and store brands to find the best priced products, while leveraging exclusive coupons and benefits for tens of thousands of items that are all easily discoverable through the Deals tab on Instacart Marketplace. We believe our recent acquisition of Eversight will bolster this capability, as we can leverage the Eversight platform’s AI-powered technology to create compelling savings opportunities for customers in real-time.

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Fulfillment choice. We offer a wide range of fulfillment options including pickup or next day delivery that are more affordable, further helping those customers who want to prioritize affordability over speed.

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Payment choice. We offer a variety of payment methods including the Instacart Mastercard that offers 5% cashback on all Instacart purchases, among other benefits, as well as EBT SNAP, which can be found at              retail banners across              stores that we estimate reach over 30 million people who are experiencing food insecurity across the United States.132

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Membership. Our Instacart+ members have additional benefits including free delivery on orders over a certain size, reduced service fees, credit back on eligible pickup orders, and other exclusive benefits. The combination of these features make many of our orders cheaper than the cost of the same order in-store, helping our customers save money by shopping on Instacart.

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Member Benefits. With Instacart+, we provide customers with a membership program that lowers the cost of online grocery through waived delivery fees, lower service fees, and credit back for pickup orders. On average, Instacart+ members enjoy $            of monthly savings compared to those who engage with Instacart without Instacart+.133 In         , Instacart+ members represented $            of our total GTV, including order costs and fees paid by Instacart+ members. On average, this translates to an Instacart+ member spending an aggregate of $            over             orders per month, compared to an

130	Instacart estimate based on the weighted average number of retail partners per monthly active orderer by geographic zone for the ended .
131	Lifetime GTV is defined as the cumulative GTV for a customer over a five-year period following such customer’s first purchase on Instacart.
132	As of . Number of people experiencing food insecurity is an Instacart estimate based on the number of EBT SNAP recipients as of .
133	For the ended .

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aggregate of $            spent over             orders by a monthly active orderer without Instacart+.134 On average, active Instacart+ members have shopped at              times as many retailer banners since joining Instacart than non-members.135 The greater engagement of Instacart+ members grows over time, with an Instacart+ member generating on average                 times more GTV compared to a non-member in a five-year period.136

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Personalization. The more customers interact with Instacart, the easier it is for us to power better personalization. Our relationships with customers improve with each interaction. As customers browse our selection and place orders, we continue to refine our understanding of customer tastes and preferences. This allows us to make replacements when an item is out of stock that fit our customers’ needs, tailor new item recommendations and promotional coupons, and suggest “buy-it-again” items. With     % of customers re-ordering items from previous carts, we make it easier for customers to shop with us in each subsequent transaction.137

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Quality. We have prioritized improving quality in each step of the customer experience. We have invested significant resources to make shopping online seamless, from improving search results to offering produce by the unit versus the pound. We make it easy for customers and shoppers to chat, and our proprietary algorithm suggests high-quality replacements when needed. We also provide customer service to ensure every order meets the needs of our customers and delivers a high-quality experience.

For Brands

We provide our brand partners with access to millions of high-intent customers from the point of purchase and within hours of delivery and consumption.138 Our advertising solutions empower brand discovery and drive meaningful value for CPG brands, including emerging brands that face unique challenges driving discovery through the traditional in-store model. The key elements of our brand value proposition include:

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High ROI. We drive incremental sales for advertisers through our online advertising products purpose-built for grocery. Our Sponsored Products offering, which uses a second-price cost-per-click auction, enables ads for relevant products to appear throughout the customer journey on Instacart. Our solutions offer optimized bidding to maximize sales and budget pacing, among many other features to drive higher ROI. Our data and insights dashboard provides advertisers with the comprehensive overview of customer behavior they need to maximize return on their spend. We help brands target the fastest growing segment of the market, given retailers that partner with Instacart have consistently grown their online sales faster than the market since 2018. Additionally, by virtue of Instacart being the leading grocery technology company in North America, we are increasingly customers’ first online destination for grocery. As a result, customers discover brands on Instacart and build brand affinity, which may result in purchases on Instacart Marketplace or offline where 90% of shopping takes place. While the ROI on offline purchases is not directly measurable via Instacart, we believe that the brand affinity built on Instacart through ads drives offline purchases and delivers incremental value to brands.

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High-Intent Customers. We offer brands a differentiated opportunity to influence purchase behavior of high-intent customers and drive market share gains. In             , we helped customers discover                     items through recommendations. Our customers have ordered over      billion items, which underscores the large opportunity that brands have to reach customers.139

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Actionability and Immediacy. CPG brands are seeking more opportunities to connect digital advertising investments directly to sales impact. Instacart Ads offers CPG brands an opportunity to move products off of store shelves as a direct result of their ads on Instacart. We help them advertise their products in

134	For the ended .
135	For the ended .
136	As of .
137	For the ended .
138	As of .
139	For the ended .

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a way that can enable an immediate purchase that can be delivered to the customer within hours or even minutes. The real-time nature of purchase and consumption allow brands to optimize their targeting and messaging to achieve compelling returns on investment.

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Self-Service Management. CPG brands can use our self-service Ads Manager to create, manage, and monitor their ad campaigns on Instacart, and can choose to streamline eCommerce campaign management with API partners utilizing our API integration.

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First-Party Data. To power Instacart Ads, we use first-party data collected through a customer’s activities on Instacart, including browsing, searching, purchasing, and choosing replacements. This gives us control over the data we use to optimize the performance of our ads offerings without reliance on third-party data that is susceptible to significant privacy and data sharing regulations.

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Measurability. Since we leverage first-party data, our brand partners are able to measure ROI and performance with greater accuracy and better understand the value of advertising on Instacart and how their spend drives purchases.

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Impactful Insights. We provide our brand partners with actionable customer insights that are not available via traditional distribution channels, including their basket penetration, category share, and parent company and brand-level sales. Brands are able to leverage this data to expand their reach, drive sales with effective targeting, and optimize their advertising spend.

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Broad Solution Set. We offer a broad set of solutions — from organic discovery of products through our search engine, to paid placements through our display, savings, and sponsored search ad products. Our solutions create more value for our entire ecosystem by providing savings for customers and helping drive larger average order values for our retail partners. Our unique data insights have also allowed us to build a powerful recommendation system and inspire customers to try new items and products on Instacart Marketplace.

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Nationwide Retailer Scale. Instacart provides brands with a single channel to optimize their portfolio of advertising spend across the entire base of retailers on Instacart. Rather than managing hundreds of individual retailer accounts like they do offline, brands can scale and optimize their online spend in one centralized location.

For Shoppers

Instacart offers an immediate, flexible earnings opportunity for hundreds of thousands of individuals.140 Shoppers are         % female,         % of them are parents, and they work on average         hours per week, nearly half of which is spent shopping as opposed to driving.141 The key elements of our shopper value proposition include:

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Earnings Potential. Since inception, shoppers have earned $         billion on Instacart. We provide shoppers with tools to manage their earnings, providing estimated earnings for an individual order or week. We also implemented a number of measures to increase and protect shopper earnings, including covering customer tips that were removed without justification, subject to certain limitations, and taking steps to encourage customers to tip shoppers who provide excellent service through additional prompts. We also offer Instant Cashout so shoppers can choose to withdraw earnings instantly or accumulate earnings in a weekly cycle.

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Flexibility. Shoppers can start earning with simply a mobile device and a car. We equip shoppers with information so they can choose which batches they want to accept based on the characteristics of that batch, including the retailer, time commitment, estimated effort, distance, potential earnings, and estimated customer tip. Shopping for Instacart is differentiated from other flexible alternatives, like rideshare or restaurant delivery, because nearly half of the time is spent in store and the work can often be done during the day.

140	Based on shoppers who completed at least one delivery during the month ended .
141	Based on shoppers who completed at least one delivery during the month ended .

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Safety and Care. The care and safety of shoppers is our priority. We have several innovative safety features to help protect shoppers. We facilitate shopper injury protection and offer in-app safety features such as safety alerts, incident reporting, and the ability to contact emergency services directly through the app. We also offer lessons on best practices for shopping and delivering with safety. Going forward, we are committed to continuing the dialogue with the shopper community through focus groups, one-on-one conversations, and other channels, as well as investing in shopper safety to maintain a safe and positive experience for all shoppers.

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Technology Tools. We make a variety of resources available to help shoppers enhance the efficiency of their work. We offer in-store navigation that helps shoppers know exactly where to find items. Our batching algorithm helps shoppers maximize earnings by taking multiple orders at once, while our routing algorithm optimizes a shopper’s path to, through, and from the store.

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Incentives. We believe that the work of shoppers is highly meaningful, as they balance empathy, efficiency, communication, and problem-solving to prepare the perfect order. We recognize hard work and reward the strongest shoppers with impactful incentives that help them stand out to their customers, increase their access to earnings, and reach their personal goals.

RETAILER PARTNER SINCE 2016 Publix “We partner with Instacart to achieve our Omnichannel goal of allowing customers to shop with us however they choose. Our original delivery-only pilot has evolved to include curbside pickup, virtual convenience, and multiple pilots of nano-fulfillment centers that offer 15-minute delivery in dense metro markets. Instacart’s scalable solution has allowed us to capture demand as customer needs change. This has been particularly important as the pace of online grocery has accelerated due to the pandemic. The combination of our convenient store locations and wide product assortment with Instacart’s technology and logistics expertise has created something that is greater than the sum of the individual parts.” “The combination of our convenient store locations and wide product assortment with Instacart’s technology and logistics expertise has created something that is greater than the sum of the individual parts.” Erik Katenkamp VP Omnichannel, Publix INSTACART OFFERINGS PUBLIX LEVERAGES: Instacart Marketplace Instacart Enterprise Platform Storefront Insights Warehouses Order Ahead Pickup Delivery EBT SNAP Alcohol Prescriptions Virtual Convenience Regional Grocer + Stores

RETAILER PARTNER SINCE 2015 Mollie Stone’s “Our partnership with Instacart is best described as an extension of our business. Instacart’s team and technology equip us with the resources and capabilities we need to meet shifting consumer expectations and digitize our business. With Instacart, we can do all of this quickly, without having to build it on our own. INSTACART OFFERINGS MOLLIE STONE’S LEVERAGES: Instacart Marketplace Instacart Enterprise Platform Storefront Insights Delivery Order Ahead Alcohol “With Instacart, we can do all of this quickly, without having to build it on our own.” Instacart’s Foodstorm offering is an example of technology that has helped us modernize and grow our catering business. With Foodstorm, we were able to move from PDF menus that required customers to call in every catering order to managing catering menus and orders digitally across all of our store locations. We’ve harnessed Foodstorm to offer the convenience and flexibility that customers expect and to streamline our production and fulfillment processes utilizing improved data availability.” Mike Stone CEO and President, Mollie Stone’s Markets

RETAILER PARTNER SINCE 2017 Wegmans “From launching on the Instacart Marketplace in 2017, to expanding the partnership with our branded website powered by Carrot Storefront Pro, to more recent integrations like EBT SNAP payments, we’ve relied on Instacart to enhance our omnichannel presence. We’ve consistently been able to deliver INSTACART OFFERINGS WEGMANS LEVERAGES: Instacart Marketplace Instacart Enterprise Platform Storefront Insights Pickup Delivery EBT SNAP Alcohol Prescriptions an exceptional customer experience, no matter how and when our customers choose to shop, because partnering with Instacart allows us to reach, serve, and understand our customers better. Our Instacart-driven sales have grown more than 8.5x from 2018 to 2021, and order sizes on Instacart have consistently been larger than what we’ve seen in-store.” “Our Instacart-driven sales have grown more than 8.5x from 2018 to 2021 and order sizes on Instacart have consistently been larger than what we’ve seen in-store.” Tom DiNardo Senior VP of Merchandising & Marketing, Wegmans

CUSTOMER ACTIVE SINCE 2021 Yassine “Many grocery stores in Vancouver aren’t easily accessible if you don’t have access to a car. Because of this, I’ve become an avid Instacart customer and use it for my weekly shops to fill up on groceries and essentials. On top of the convenience that Instacart gives me as a young and busy professional, I also save quite a bit of money when calculating what it would cost to rent a car, pay for gas, and take the time to shop. Instacart gives me access to the groceries I need from value retailers I can afford.” “Instacart gives me access to the groceries I need from value retailers I can afford.” Yassine Vancouver, BC

BRAND PARTNER SINCE 2020 Poppi “At Poppi, we’re confident that consumer adoption of online grocery shopping is only going to continue to increase and we see Instacart as an important partner in helping us reach new and existing customers as their shopping habits evolve. Since launching with Instacart Ads Sponsored Product in May 2020, we’ve come to view Instacart as an important full-funnel marketing platform. Within two years of kicking off our partnership with Instacart, Poppi became the largest soft drink brand on the platform. Between Q1 ‘21 and we grew our quarterly customers on Instacart by more than x and increased our store distribution on Instacart by over %. Instacart is one of our two main digital ads partners, and we’re excited to continue our investment in Instacart Ads.” Graham Goeppert VP of Digital Commerce & Media, Poppi INSTACART ADS PRODUCTS POPPI LEVERAGES: Sponsored Product Display Ads “Between Q1 ‘21 and we grew our quarterly customers on Instacart by more than x…”

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BRAND PARTNER SINCE 2018 Banza “Banza is on a mission to inspire people to eat more chickpeas due to their positive impact on human and environmental health. Since 2018, we’ve partnered with Instacart to increase awareness and accessibility of our chickpea-based products. The measurability of Instacart Ads, paired with the ease of use of the platform, has made Instacart an important part of our growth as an emerging brand. Instacart has also helped us introduce new product lines like Banza Pizza. Since we’ve more than our average sales per store on the Instacart Marketplace.1” , we’ve more than our average sales per store on the Instacart Marketplace. More recently, in , we began to outperform several much larger and more established players on a sales per store basis, which is a testament to the efficacy of Instacart’s Ad products for Banza. We look forward to seeing the new ways that Instacart will help us further connect with our customers in the years ahead.” Brian Rudolph Co-Founder & CEO, Banza 1Measured as of. INSTACART ADS PRODUCTS BANZA LEVERAGES: Sponsored Product Display Ads Coupons

BRAND PARTNER SINCE 2019 Bimbo Bakeries USA “Since kicking off our partnership in 2019, Instacart has proven to be a valuable advertising partner for Bimbo Bakeries USA. We’ve heavily leveraged both Instacart’s Sponsored Product and Seasonal Display campaigns, yielding impressive and measurable results. In 2022, we aggressively expanded our advertising presence with Instacart to grow our top line sales by over YoY, while also driving campaign efficiencies with INSTACART ADS PRODUCTS BIMBO BAKERIES USA LEVERAGES: Sponsored Product Display Ads Coupons “In 2022, we aggressively expanded our advertising presence with Instacart to grow our top line sales by over YoY…” a increase in return on advertising spend YoY.1 Instacart’s new ad formats and targeting capabilities have allowed us to maximize performance during key seasonal moments for our brands. For instance, our 2022 Memorial Day display campaign allowed our brand, Ball Park buns, to its category share on Instacart when compared to the same holiday period in 2021. Instacart is a key partner in our ecommerce strategy, and we’re looking forward to continuing to invest with the platform.” Omar Haque Vice President/GM & Head of eCommerce, Bimbo Bakeries USA 1Measured as of .

SHOPPER ACTIVE SINCE 2020 Kara “Instacart has allowed me to make great strides both personally and financially. I was working two part-time jobs that were both impacted when the COVID-19 pandemic hit, so I turned to Instacart as a way to make income. The app makes it so easy for me to shop efficiently, help my customers, and get back to spending time with my family. I’ve been able to provide a home for me and my three daughters, and take my family on vacation for the first time in years — all thanks to the earnings I’ve made as a shopper. Shopping with Instacart has given me confidence knowing that by working passionately at something that I love, I can independently support myself and my three growing children.” “Shopping with Instacart has given me confidence knowing that by working passionately at something that I love, I can independently support myself and my three growing children.” Kara Shopper since 2020 | 2,000+ orders delivered Bel Air, MD 2,000+ Orders Delivered

SHOPPER ACTIVE SINCE 2014 “Raymond I’ve been shopping with Instacart since 2014, when the company started expanding across Los Angeles. Since then, it’s been a consistent source of earnings for me, giving me a way to supplement the income I make as an actor, while keeping the flexibility I need to make it to auditions and jobs. In the eight years that I’ve been shopping, I’ve seen the Instacart platform grow so much, from a simple app to a powerful piece of technology that helps me instantly connect with my customers so I can best meet their needs. Over the years, the app has improved so much, showing me helpful information like where the most batches are available, how to locate hard-to-find items in the store, and how to seamlessly chat with my customer about their order. Above all, shopping with Instacart has been an incredibly heartwarming way to give back to my community, which is what’s kept me coming back for all these years. I’ve shopped more than 18,000 orders, and made amazing memories along the way. I look forward to keeping it up for years to come.” “I’ve shopped more than 18,000 orders, and made amazing memories along the way. I look forward to keeping it up for years to come.” Raymond Shopper since 2014 | 18,000+ orders delivered Los Angeles, CA 18,000+ Orders Delivered

SHOPPER ACTIVE SINCE 2020 Trudy “After many years of being a stay-at-home mom, I was looking for a way to get back into the workforce. Instacart has been a great way for me to earn income, stay active, and help people in my neighborhood. I particularly love delivering to nursing homes — the residents always show such genuine gratitude for the extra helping hand I provide them when they aren’t able to make it to the grocery store themselves. The flexibility of Instacart to select my working hours and locations to fit my preferences is a great benefit as well. My husband and I have moved many times over the years — it’s nice to know that if we move again, I’ll be able to take my work with Instacart with me.” “Instacart has been a great way for me to earn income, stay active, and help people in my neighborhood.” Trudy Shopper since 2020 | 3,400+ orders delivered Denver, CO 3,400+ Orders Delivered

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Grow the Pie

At Instacart, one of our core values is to “Grow the Pie” for each of our key constituents: retailers, customers, brands, and shoppers. We believe that every Instacart order represents a success for each of them. As our constituents succeed, so do we, and the entire ecosystem benefits from powerful network effects.

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Retailers recognize the significant value we provide by enabling new consumer use cases and fulfillment options and through our end-to-end technology solution, unlocking greater growth and efficiencies. As retailers improve their omni-channel operations, they are able to reach more consumers and bring new brands into their portfolio to meet the needs of this broader audience.

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Customers appreciate being able to shop online with their favorite national, regional, and local retailers, across use cases, desired speeds, and payment methods, through an intuitive and personalized experience. Satisfied customers will continue to order on Instacart, driving more earnings opportunities for shoppers and more sales for retailers and brands.

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Brands can drive high ROI on their ad spend due to our deep understanding of customer shopping behavior and preferences. Effective advertising leads to larger average order values for retailers, deals and discounts for customers, and deeper brand affinity. Advertising revenue allows us to charge lower fees, helping retailers’ bottom line and reducing order costs for customers. Lower fees make ordering online more appealing for customers, resulting in a higher frequency of usage.

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Shoppers benefit from strong customer activity through more flexible earnings opportunities and value the opportunity to earn additional income. As more shoppers join Instacart, availability and speed will continue to improve for customers, which in turn will likely increase the frequency and number of purchases of goods from retailers and brands.

As we serve our constituents, we drive growth, scale, and efficiencies. By growing our retail partners’ businesses through best-in-class technology, providing customers with a personalized, easy-to-use experience for their many needs, offering differentiated, measurable advertising opportunities for our brand partners and providing immediate, flexible earnings opportunities for shoppers, we all win.

Our Market Opportunity

We have a substantial opportunity to transform the grocery ecosystem for the benefit of all of our key constituents. We generate the vast majority of our revenue through transaction fees paid on each order by retailers and customers through Instacart Marketplace and Instacart Enterprise Platform, as well as through fees paid by brands using Instacart Ads.

GTV Market Opportunity

While we are already the leading online grocery technology company in North America,142 the opportunity ahead of us remains significant. We believe we can build the technology that powers every single grocery transaction. We estimate that our total GTV opportunity today is approximately $1.1 trillion, which consists of U.S. grocery spend in 2021.143 Within this market, online grocery sales are expected to grow to 20.5% of the total grocery market, representing a CAGR of 20% between 2021 and 2026, compared to 0.6% for offline sales.144 It took 10 years for online grocery penetration to triple from 1% of total grocery sales in 2009145 to 3% in 2019, and just two years to triple to 9.5% in 2021.146 Online grocery penetration is expected to double to reach 20.5%

142	Based on GTV generated on Instacart and total grocery sales in 2021.
143	Incisiv.
144	Incisiv.
145

Euromonitor, Retailing (2022 edition), Consumer Foodservice (2022 edition); categories: Consumer Electronics, Consumer Electronics E-Commerce, Apparel and Footwear, Apparel and Footwear E-Commerce, Homewares and Home Furnishings, Homewares and Home Furnishings E-Commerce, Consumer Foodservice by Type, categorization type: online and total; Consumer Foodservice by Type covers Foodservice Value RSP, data for the Retailing Categories covers Retail Value RSP excluding Sales Tax; USD million, current prices.

146	Incisiv.

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by 2026.147 This number may be even higher, potentially reaching up to 35% over the next five years.148 Even then, with two-thirds of the grocery market offline, the role of the store will continue to be significant, and it will be critical to serve retailers with technology that is omni-channel.

We have successfully demonstrated our ability to deepen our relationships with our retail partners. Not only do we power eCommerce solutions for our retail partners through our Instacart Marketplace, but we also support retailers’ owned and operated online storefronts through Instacart Enterprise Platform. We can then help retailers fulfill orders through new options and address a broader set of shopping occasions and categories. We believe that our deep vertical focus on grocery gives us a unique ability to address all subsets of the grocery market, across fulfillment options and shopping behaviors.

Market by Fulfillment Options

Based on an internal study, we estimate that online grocery spend is broken into the following fulfillment options:    % pickup,    % same-day delivery, and    % next day delivery. We address each of these options and continue to expand our delivery offerings to give customers more flexibility with options like next day, priority, quick convenience, and ultrafast delivery. The future of grocery is not about choosing between online and offline. It is about helping consumers find products they love from retailers they trust, no matter where they are or how they choose to shop. For grocers, this means that online success is critical and so is preparing for a future where all aspects of their business, including in-store, will be improved through technology. We are also building technology to digitize the in-store experience, which represents 90% of the overall grocery market today.149

Market by Consumer Shopping Occasions

Consumers exhibit a range of shopping occasions within grocery, like the weekly shop, bulk stock-up, convenience, or special occasions. These tend to vary based on frequency of shop and average order value. We started with the weekly shop, a recurring and high value use case that we believe represents the largest portion of the market. We have expanded to serve broader needs for our retail partners and their customers. We believe that average order value is a proxy for grocery shopping occasions. For example, a larger average order value may indicate a weekly shop or bulk stock-up, while a smaller average order value may represent a top-up convenience order or special occasion.

We believe we can expand our market opportunity as we enable retailers to capture more orders and greater market share through new fulfillment options and use cases, drive success both online and in-store, and serve their customers better in all of the ways they choose to shop. We also believe that we can continue to grow our opportunity by expanding our Instacart Enterprise Platform to offer more solutions for the retailer operating system over time.

147	Incisiv.
148	McKinsey, The next horizon for grocery e-commerce: Beyond the pandemic bump.
149	Incisiv.

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Advertising Market Opportunity

As grocery spend shifts online, advertising budgets will follow. Given the data-driven ability to reach customers at the point of purchase and within hours of consumption, CPG brands now have a meaningful opportunity to grow their customer base. Online represents the fastest growing channel for CPG brands, which are some of the largest advertisers in the world. CPG brands in the United States alone spend approximately $225 billion annually to advertise their products, of which 22% is through online channels.150 At the brand level, a typical CPG brand spends approximately 30% of their gross sales on advertising.151 Over time, more of this spend is expected to be channeled towards online retail media networks like Instacart. In fact, 82% of advertisers expect to continue to increase their retail media spending over the near term with 80% of that spend to be funded from new budgetary sources. 152 Nearly 70% of advertisers say their performance in retail media is significantly or somewhat better than in other channels.153

Advertisers have struggled to measure the effectiveness of their spend, however, as grocery transactions have historically been completed offline.154 As grocery shopping moves online, we have a unique opportunity to help advertisers engage with customers during their shopping journey in a highly measurable and targeted way. Each shopping interaction provides an opportunity for an advertiser to influence a customer’s decision, and every click, purchase, and repurchase can be measured on Instacart. 71% of customers expect companies to deliver personalized interactions, but only 23% believe retailers are performing well in this regard.155 We believe this provides a compelling opportunity for CPG brands, and one that will become increasingly critical as the grocery shopping experience continues to digitize.

Additionally, CPG brands invest significant resources into market research to gather critical consumer insights, identify latest consumer trends, inform their product development, and ultimately drive their success. Given the breadth of retail partner selection and number of customers on our online grocery marketplace, we access and analyze unique data at scale that generates useful market insights for CPG brands.

Our Growth Strategies

We plan to continue to grow by delivering the best online grocery experience to more customers, increasing the number of retailers we partner with and deepening our relationships with existing retail partners, and increasing our advertising revenue.

•	Attract New Customers and Expand Use Cases. We will continue to help retail partners capture new customers as consumer behaviors and preferences shift. We are focused on four avenues to achieve this:

•	Grow Online Penetration. We plan to invest in incentives, performance and brand marketing, and partnerships to grow our customer base and expand the online grocery market.

•	Expand Omni-Channel Offerings. We began with delivery but have since introduced pickup and in-store capabilities and plan to continue to invest in new fulfillment options.

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Introduce New Use Cases and Broaden Selection. We will continue to broaden grocery shopping occasions and expand into grocery-adjacent verticals to meet changing consumer demands and appeal to a wider range of consumers. While this expansion may result in average order value declining, we believe it will benefit our business over the long term by increasing orders and GTV. We are also focused on investing in initiatives to increase the accessibility of Instacart. In 2021, we launched EBT SNAP payments and have seen success in attracting new customers.

150	Cadent.
151	McKinsey, Commerce media: The new force transforming advertising.
152	McKinsey, Commerce media: The new force transforming advertising.
153	McKinsey, Commerce media: The new force transforming advertising.
154	Cadent.
155	McKinsey, Commerce media: The new force transforming advertising.

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Grow Instacart+. We will continue to invest in Instacart+, our membership program, to drive greater customer loyalty. We plan to increase adoption of Instacart+ to deliver savings back to our most loyal customers.

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Deepen Our Offerings to Retailers. We plan to continue to help retailers grow by enabling new use cases and broadening the capabilities of our technology solutions. We are focused on the following strategies to achieve this:

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Expand Use Cases and Capabilities. We plan to continue to help retailers grow by enabling new use cases and broadening the capabilities of our technology solutions. We have successfully done so in the past when we launched pickup solutions, EBT SNAP payments, or virtual convenience offerings for retailers on both Instacart Marketplace and on retailers’ owned and operated online storefronts powered by Instacart Enterprise Platform. For example,     % of grocers who accept EBT SNAP payments online were enabled through Instacart.156

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Pursue Opportunistic Acquisitions. We plan to pursue next-generation technologies via organic and inorganic opportunities. To complement our internal development, we will look to make opportunistic acquisitions that bolster our technology solutions and key capabilities like we have successfully done with Caper, which offers AI-powered shopping carts and countertops for a seamless in-store check-out experience, and Foodstorm, which offers software for self-serve kiosks that in-store customers use to place orders for catering, prepared food, deli, and bakery items.

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Extend Our Technology Beyond Grocery. The suite of offerings we have built for grocery is also extensible to other categories of retailers, and over time, we anticipate that we will partner with a greater number of non-grocery retailers.

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Pursue International Opportunities. We believe that we have built a set of unique technologies that all grocers worldwide could benefit from, and over the long term, we intend to leverage our technology and existing partnerships to expand our business internationally.

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Increase Brand Success and Support Emerging Brands. We will continue to build ads offerings to provide brand partners with new ways to connect with customers shopping online. While we have seen our advertising revenue grow rapidly over the last few years given our customer reach and the high ROI of advertising dollars on Instacart. We are focused on the following strategies to achieve this:

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Increase Advertising Investment Rates. Since launching our ads offering, we have seen strong adoption by our brand partners. Our ability to connect brand partners directly with high intent customers positions us to capture the large market opportunity as CPG advertising dollars continue to move online. Increasing advertising investment rates will come from existing brands spending more with us, acquisition of new advertisers as we expand ads offerings availability across new categories, and growing sales for emerging brands and non-food categories that have higher advertising budgets.

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Add More Emerging Brands. Emerging brands have a high desire to invest as they look to grow brand awareness and engage with customers. We are focused on expanding our ads offerings and building solutions to help emerging brands get discovered on the virtual shelf through features such as trending searches, shoppable display units, and brand pages.

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New Ads Offerings. We will continue to build our display ads offerings to include rich media discovery opportunities for our brands to reach customers in new and impactful ways, including collections of shoppable products brand pages to serve as destinations for on- and offsite media. We will also continue to invest in optimization and measurement capabilities to align with brands’ objectives across the marketing funnel, building on recently launched capabilities like optimized bidding to maximize sales.

156	As of . U.S. Department of Agriculture Food and Nutrition Service.

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Expand Our Advertising Technology to More Retailers’ Sites. We are investing to expand Instacart Ads to retailers’ owned and operated online storefronts through Instacart Enterprise Platform. In 2021, we launched Carrot Ads, which helps our retail partners capture new monetization opportunities while broadening advertiser reach to additional relevant placements.

Our Commitment to Our Community

We are committed to empowering the communities we serve. Our work to create positive impacts in the broader community include:

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Economic Enablement. Our business model is designed to enable the success of all of our constituents, including shoppers and the communities that we serve. We deeply value our community of             over             shoppers, and we strive to provide the support and earnings opportunities that make the shopping experience as safe and rewarding as possible.157 We also believe our business model translates into positive economic impacts for the broader community, and in particular benefited frontline grocery workers during the COVID-19 pandemic. From 2013 to 2020, we contributed to the creation of approximately 186,000 grocery jobs in the United States, approximately 70,000 of which were created during the early stages of the pandemic.158 In communities we served at the outset of the COVID-19 pandemic, we also contributed to an average weekly grocery wage increase of approximately $22 per employee.159

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Access to Quality Food and Nutrition. We believe that we are uniquely positioned to contribute to the fight against food insecurity. We launched our EBT SNAP program to increase the accessibility of Instacart for more households, and we have since expanded the program to                  retailers across                  stores in the United States.160 Many of our EBT SNAP customers value the privacy and convenience that our services provide while accessing nutritious food. We also partner with a number of organizations to promote access to food through monetary and in-kind donations, particularly in underserved communities and food deserts. Additionally, we launched a special customer care service during the COVID-19 pandemic to provide the extra assistance our senior customers may need to navigate Instacart to get safe access to food and other household goods.

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Promoting Diverse Businesses. As our ads offerings continue to expand, we believe we have a valuable opportunity to support the success of minority and women-owned businesses on Instacart. For example, in 2021, we launched an initiative to invest up to $1 million to promote Black-owned brands by providing them advertising credit and ongoing ad campaign support. We expanded this initiative with an additional $1 million commitment to promote women-owned brands in 2022.

Our Offerings161

For Retail Partners

We are a trusted partner for national, regional, and local retailers, providing them with a suite of enterprise grade technologies for eCommerce, fulfillment, in-store, ads, and insights. Our goal is to help retailers create a better consumer experience no matter how people choose to shop. We do this through Instacart Marketplace and Instacart Enterprise Platform.

Instacart Marketplace

With Instacart Marketplace, retailers can seamlessly bring their entire store footprint online and create an omni-channel offering to reach millions of new customers in weeks. Our technology enables our retail partners to

157	Based on shoppers who completed at least one delivery during the month ended .
158	NERA.
159	NERA.
160	As of .
161	The figures and data shown in the screenshots of our mobile app and website in this section titled “Business—Our Offerings” are illustrative and are not based on or may not reflect actual results.

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showcase their full inventory online at each individual store in real-time, allowing customers to shop how they want: by aisle, purchase history, related items, and recipe or occasion.

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Catalog Management. Our catalog technology and algorithms process and reflect billions of data points each day across each retailer, store, and item to ensure we are showing customers accurate and up-to-date information. Our deeply integrated technology allows us to aggregate detailed information from many sources—retailers, advertisers, shoppers, and other third parties—to create a comprehensive dataset that contains real-time information about item availability, size, weight, shelf and promotional pricing, nutritional content, high-resolution imagery, and more.

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Merchandising Integrations. We offer a variety of proprietary integrations to help retailers mirror their offline offerings on Instacart Marketplace. We maintain digital aisles to accurately reflect a retailer’s merchandising priorities. We allow item pricing to remain fully in the control of our retail partners, including promotional and loyalty pricing decisions.

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Virtual Stores: We enable retailers to have a digital presence distinct from their physical locations. For example, a retailer can easily set up a virtual convenience store on Instacart Marketplace that allows them to offer a tailored set of SKUs to customers.

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Logistics Network. Our logistics technology powers our shopper network and enables retailers to offer delivery across multiple speeds and pickup to their customers through Instacart Marketplace, bringing the magic of their in-store experiences directly to customers’ doorsteps.

Instacart Enterprise Platform

Instacart Enterprise Platform is an end-to-end technology solution that powers retailers across all aspects of their business. Our offerings are modular, allowing retail partners to pick and choose which technologies best fit their needs. These solutions work seamlessly together, so retailers can more efficiently integrate with Instacart than they can with multiple separate technologies. The depth of our integrations – across inventory systems, loyalty programs, store operations, and more – also allows us to provide actionable data insights to our retail partners. Key components of Instacart Enterprise Platform include:

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eCommerce. Our technology solutions power digital storefronts that we build for our retail partners through Carrot Storefront and Carrot Storefront Pro. We also enable retailers with their own eCommerce storefronts to plug into Instacart API. We have invested in building robust technology that

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powers product discovery tools, merchandising, different payment models, and loyalty-as-a-service. These services are available to retailers of all sizes to use on their own websites, even if they do not use our storefront technology.

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Carrot Storefront. Through Carrot Storefront, we build online businesses for retailers quickly and easily that allow their customers to browse and shop a branded eCommerce storefront on web or mobile. Retailers can offer pickup or delivery enabled by Instacart’s shopper community, order scheduling, payment integrations, order tracking, and limited promotional tools, among many features to provide customers with a seamless experience.

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Carrot Storefront Pro. Carrot Storefront Pro allows retailers to further customize and configure their branded storefronts and enable richer customer experiences through additional integrations such as loyalty programs, enhanced content customization, and advanced merchandising capabilities. This offering also includes access to a dedicated support team and Carrot Ads and Carrot Insights.

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To augment these solutions, we also recently acquired Rosie Applications, Inc, or Rosie, which provides eCommerce storefront experiences specifically for local, independent retailers. Rosie expands our offerings for retailers of this size and serves as a complement to Carrot Storefront Pro but with a simple interface and set of tools designed for smaller retailers.

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Fulfillment. Our fulfillment technologies allow retailers to offer grocery pickup and delivery through our community of shoppers or a retailer’s own store employees. We also enable delivery from Carrot Warehouses, which are customized nano-fulfillment facilities.

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Carrot Pick & Pack. In most instances, Instacart picks, packs, and delivers these orders, but retailers can also use our technology to enable orders that are picked and packed with that partner’s own employees. Our technologies allow customers to view their order status and speak to their Instacart shopper or a retailer’s own store employees in real time, ensuring all orders are successfully picked and packed.

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Carrot Delivery. We help retailers fulfill delivery orders at speeds ranging from ultrafast (as fast as 15 minutes), quick convenience (as fast as 30 minutes), priority (60 minutes), next available window, and next day.

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•	Carrot Pickup. We also enable retailers to offer pickup to capture growing customer demand for curbside services at their local stores.

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Carrot Warehouses. Carrot Warehouses are nano-fulfillment facilities that are separate from or attached to a retailer’s existing store locations. Each warehouse is customized to a retailer’s needs, designed to optimize picking speeds and accuracy, features efficiencies such as bypass checkout, and can be built with or without automation. These facilities enable delivery in as fast as 15 minutes.

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Carrot Store Manager. Carrot Store Manager allows retailers to better understand how their store employees are managing online orders. This offering allows retailers to track every step of the fulfillment process from staged, shopping, and handoff to completed.

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Connected Stores. Instacart helps retailers create a unified, seamless, and personalized experience both online and in-store and provides technologies that enhance in-store operations. Around                  store associates use various Instacart in-store tools, such as FoodStorm OMS, FoodStorm Production Reports, Picking App, and our Store Manager App showing operational metrics like orders, associate performance, and key store trends.162                  retailers’ locations across the country also have staging areas, many of which have Instacart specific branding such as signage or Instacart-branded refrigerators.

162	As of .

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Caper Carts. Caper Carts are AI-powered smart carts that are equipped with scales, sensors, touchscreens, and computer vision that powers Instacart’s proprietary scanless technology, so that customers can navigate the store and check themselves out without manually scanning items.

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Scan & Pay. Scan & Pay allows customers to scan items as they shop and pay for them from their mobile phones so they can skip checkout lines. It can also link the items customers buy in store to their online shopping accounts, making it easy to buy them again. For EBT SNAP users, Scan & Pay easily identifies EBT SNAP-eligible products as soon as they are scanned, making it easier to identify approved products.

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Lists. With Lists, customers can sync their shopping lists from the Instacart Marketplace directly to a Caper Cart by scanning a QR code. The Caper Cart helps customers locate the items they are shopping for and automatically checks them off their list as they are added to the cart.

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Carrot Tags. With Carrot Tags, retailers can connect electronic shelf labels to Instacart and add functionality such as pick-to-light capabilities, which allow customers, associates, or Instacart shoppers to select an item on their phone and flash a light on its corresponding shelf tag, making it easier to find the products they’re looking for. Carrot Tags also help retailers display key information – like whether a specific product is gluten-free, organic, kosher, or EBT SNAP eligible – driving inspiration and product discovery in stores.

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Foodstorm Kiosks. FoodStorm Kiosks are physical, self-serve kiosks for in-store customers to place orders for catering, prepared food, deli, and bakery items. FoodStorm Kiosks are powered by a proprietary order management system that helps retailers manage orders from these prepared foods departments and collaborate across departments so that retailers can have customers’ orders ready at just the right time.

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Out of Stock Insights. Out of Stock Insights is an API that helps retailers provide automatic, real-time alerts to in store associates when items are running low or out of stock. For retailers, this can result in fewer missed sales opportunities; for customers, this increases the chances they can find the specific product they are looking for.

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Ads. Carrot Ads, our enterprise ads offering, allows retailers to use Instacart’s sophisticated advertising technology and data insights on their owned and operated online storefronts. This delivers technology and insights and opens up new revenue streams for retailers by making it extremely easy to establish a retail advertising business. Retailers can also utilize Carrot Ads to promote their private label products.

•	Insights. We complement retailers’ existing data sets from point-of-sale transactions with differentiated data and insights to better understand a customer’s journey and improve their own operations:

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Customer Insights. We help retailers better understand their customers’ digital interactions, such as what they are searching for, their preferred fulfillment options, and frequency of placing orders. We also aggregate and anonymize comparative operational benchmarking so that retailers have a broader picture of customer behavior.

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Retailer Insights. Our retail partner dashboard provides key operational insights such as per item or per store detail, data on customer engagement, search conversion, and out of stock items, as well as financial insights such as sales growth and average order value. We show these metrics in real-time versus on a lagging basis helping retail partners better manage their store operations, merchandising, and marketing strategies. For example, when a shopper marks an item as out-of-stock while fulfilling an order, we can relay that information back to the retailer immediately so they know the item needs to be restocked. This would be harder to track and slower to reach a retailer at a brick-and-mortar location as they would need to physically see an empty shelf to initiate a re-stock.

For Customers

We built Instacart to make grocery shopping effortless by giving customers access to their favorite national, regional, and local retailers online. Our solutions are designed to provide a personalized shopping experience as customers browse, search, and order items from retailers they know or discover. As Instacart has grown and adapted to offer broader selection, support new verticals and use cases, and lean into inspiration and discovery, our ads offerings have followed and helped to shape new consumer behaviors. These offerings complement each other and offer meaningful opportunities for future product innovation.

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Customer App and Website

Our easy-to-use mobile app and website allow customers to shop from their favorite national, regional, and local retailers — wherever they are. Our goal is to provide a superior online grocery experience, offering the best selection, quality, value, and convenience.

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Search and Browse. Customers can browse aisles to discover new items or search by categories like produce, pet food, or alcohol. Our machine learning-based search algorithm – based on over             million search queries each quarter – is critical to enhance a customer’s online shopping journey, by sorting over a million unique products to return the most relevant results. Our technology can decipher that a customer is searching for steak and return results for a filet when they are shopping in a grocery store, rather than steak dog treats, which would be shown when searching in a pet store. Our search and browse process leverages our Ads and picking and replacement capabilities to drive discovery and allow customers to seamlessly pick replacements or add an item to their order based on unique recommendations. These capabilities bolster incremental use cases and product purchases, larger average order values, and increased order frequency.

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Personalized Experience. We use information from previous purchases and billions of data points on Instacart every day to allow customers to easily reorder items, tailor replacement suggestions, and offer targeted, personalized new item recommendations. For example, if a customer has hamburger buns in their cart, we recommend pickles and ketchup to the customer based on our machine-learning data insights. Because we may process approximately                 replacements each year, we have a differentiated data set to provide the most relevant replacements to ensure every order meets the needs of our customers and delivers a high-quality experience.

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Order Management. Once customers place their orders, they can easily access the order status page where they can communicate directly with the shopper and track timing of completion. Customers have the option to update orders after they are placed, allowing them to add to their baskets, review item selections, pick replacements, and adjust quantities. Our replacements technology is driven by our data insights from previous orders to recommend personalized replacements.

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Shoppable Content. Shoppable Content pairs entertainment with shopping to drive engagement. We recently launched a Shoppable Recipes integration on TikTok, allowing select food creators to feature shoppable recipes and lists in their videos. The feature includes a button that adds all required ingredients needed for a specific recipe to a user’s cart.

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On-Demand Delivery and Pickup

Customers can select the fulfillment option and speed that best suit their needs. We support weekly shop, bulk stock-up, convenience, and special occasions for both delivery and pickup. Delivery speeds range from ultrafast (as fast as 15 minutes), quick convenience (as fast as 30 minutes), and priority (60 minutes) to the next available window or even the next day. Customers have the ultimate flexibility to use Instacart as they need: for their larger weekly or monthly grocery orders, as well as for a quick top-up of ingredients — for tonight’s meal.

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Instacart+

Instacart+ is our membership program that lowers the cost of online grocery through waived delivery fees, lower service fees, and credit back for pickup orders. On average, Instacart+ members enjoy $             of monthly savings compared to those who engage with Instacart without Instacart+.163 In         , Instacart+ members represented $             of our total GTV, including order costs and fees paid by Instacart+ members. On average, a monthly active orderer who has Instacart+ spent an aggregate of $             over             orders per month, compared to an aggregate of $             spent over orders by a monthly active orderer without Instacart+.164 We had approximately              and                 Instacart+ members as of                 , 2021 and              , 2022, respectively.165

For Brand Partners

Instacart Ads empowers discovery and drives meaningful value for over 5,500 CPG brands.166 Regardless of size, brands face their own unique challenges reaching customers, so we provide them the tools to run a full-funnel marketing strategy throughout the entire customer shopping journey on Instacart, from awareness to consideration to purchase. Our advertising solutions deliver results with closed-loop measurement and include sponsored products along with display offerings to help advertisers meet their goals. Instacart Ads also enables brands to fully track customer behavior from discovery to purchase, offering valuable insights about how to optimize their advertising spend. We are building our advertising business to benefit not only brands, but customers and retailers as well. Not only does Instacart Ads deliver a superior experience and pricing for customers by giving them access to thousands of deals and discounts, it also drives larger average order values for our retail partners.

163	For the ended .
164	For the ended .
165	Fluctuations in the number of Instacart+ members are not necessarily indicative of changes in our financial performance or contribution of Instacart+ members to GTV or orders over time.
166	As of .

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Innovative Ad Formats

We offer a rich portfolio of ads offerings to help brands connect with customers and optimize their marketing spend:

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Sponsored Products. With Sponsored Products, brands benefit from prominent and highly visible placement. Sponsored Products can appear when browsing storefronts, aisles, in search results, and on the way to checkout. Sponsored Products helps brands drive conversion across the full customer journey, increasing average order value while driving higher category share. Sponsored Products is offered through a second-price cost-per-click auction.

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Display. Brands can leverage our Display and Video ad formats to inspire discovery at the point of purchase. These ads can appear on relevant or complementary searches and while consumers browse through Home or Storefront pages for their favorite retailers. Brands can reach consumers with individual ad units like Shoppable Display ads while also curating their collections on the platform with Brand Pages, which can serve as landing destinations for both onsite and offsite traffic. This product is offered through a cost-per-thousand impressions pricing model as well as on a fixed fee basis. We also offer an email product, which allows brands to reach consumers for key seasonal and holiday moments, such as back to school and Mother’s Day, featuring products and savings opportunities.

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Savings. Coupons are dollars-off opportunities surfaced to consumers for individual items. Brands can offer coupons directly to customers to drive product trials and help increase sales. Pricing for these promotions is based on a flat redemption fee, plus savings passed on to the customer. Our recent acquisition of Eversight furthers our ability to experiment and optimize toward the right pricing and promotions decisions to drive results for brands and surface the best deals for customers.

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Ads Manager

Ads Manager is a self-service campaign management interface allowing brands to create, manage, and monitor their ad campaigns on Instacart, as well as connect to brands’ broader campaigns through API integration. Ads Manager offers core reporting metrics (e.g., clicks, cost, sales, return on ad spend) and has a detailed Insights Portal for broader platform metrics (e.g., category share). It also helps brands forecast and automate campaigns helping them maximize value on marketing dollars spent. Specific tools include:

•	Library Manager. Enables advertisers to directly edit, update, add, or claim product listings on Instacart.

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•	Bid Landscapes. Helps advertisers understand which bids are likely to drive the best return on ad spend or increase in total sales.

•	Optimized Bidding. Allows advertisers to increase total sales by opting into automatic bid management.

Reporting & Insights Portal

Our comprehensive analytics dashboard gives brand partners insights to help them power the most efficient and impactful marketing campaigns. Brands also get access via our Insights Portal to data on their basket penetration, category share, and parent company and brand-level sales. Instacart’s data offers an unparalleled view

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into a brand’s presence nationally and its performance in grocery eCommerce broadly. In addition, our sales team works directly with clients to offer further valuable insights and analytics services that are unavailable in a traditional, in-store setting.

For Shoppers

Instacart offers an immediate, flexible earnings opportunity for hundreds of thousands of individuals to work as shoppers.167 We know that shoppers prioritize flexibility, and we strive to address that preference by offering an opportunity that requires only a mobile device and a car and is often done during the day. Shoppers are     % female,     % of them are parents, and they work on average      hours per week, nearly half of which is spent shopping not driving.168 Shoppers balance empathy, efficiency, communication, and problem-solving to prepare the perfect order. We recognize hard work and reward shoppers with impactful incentives that help them stand out to their customers, increase their access to earnings, and reach their personal goals. For example, in July 2022, we announced our new shopper rewards program, Cart Star, to recognize shoppers who consistently deliver outstanding service to their customers. We know that shoppers want access to more batches, so we purposefully designed our new program in a way that offers this key benefit. As shoppers complete more orders, they will qualify for different Gold, Platinum, or Diamond Cart Tiers and accordingly earn more rewards, including priority access to certain batches and tailored offerings from Instacart and our partners. These offerings include savings on gas and oil changes, recognition in the customer app, and backup child, pet, or senior care through Care.com. In addition, as part of our commitment to shoppers to earn on their terms, we offer shoppers tip protection of up to $10 per order in the event that a customer zeroes out their tip without reporting an issue with their order. Our shopper app enables shoppers to match with customers, navigate orders to their desired destinations, and receive earnings in one integrated experience.

Shopper App

We offer shoppers a mobile application (iOS and Android) that powers the entire shopper experience seamlessly.

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Getting Started. Shoppers can download our mobile app and sign up within minutes. Onboarding includes entering a valid driver’s license, contact information, and taking a picture. Following a background check, shoppers are provided with a virtual credit card and can begin Shopping and earning the same day.

167	Based on shoppers who completed at least one delivery during the month ended .
168	Based on shoppers who completed at least one delivery during the month ended .

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Batch Information. We give shoppers upfront information about each batch they view on Instacart. We tell them how much money they will earn from Instacart, the estimated customer tip, number and type of items, store details, estimated driving distances, and more. Our batching algorithm offers shoppers chances to take multiple orders at once to maximize earnings.

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Picking Technology. Once in a store, our picking technology helps shoppers efficiently locate the items in an order. The shopper app recommends how to pick the highest-quality produce and the best replacement if an item is out of stock. Our picking technology is optimized for the complexities of grocery, where one order could include a bunch of kale, several ripe avocados, a pint of ice cream, and a pound of steak.

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Shopper-Customer Chat. We provide shoppers with a number of tech tools to help them communicate directly with customers to improve the quality of their shopping experience and increase shopper efficiency. Shoppers can send photos to customers and inquire directly about replacements, refunds, or other clarifications to give customers the chance to decide what would make their orders complete. This technology is informed by over              million shopper-customer interactions.169

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Batching and Delivery. Our fulfillment technology facilitates order allocations and suggests optimal routes to reduce the total time a shopper is on a delivery. Our algorithms based on billions of data points decide in real time how to take customer orders and create the most efficient batch offers for shoppers, in order to maximize earnings opportunities. Our machine learning simulations run every minute to re-compute the optimal combination of batch offers.

169	As of .

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Shopper Earnings

Our app allows shoppers to quickly see their complete earnings history. Once a batch is complete, a shopper can choose to instantly get paid their earnings or accumulate earnings until a weekly payment cycle.

Technology and Data Insights

We have invested and will continue to invest considerable resources in our technology infrastructure. We have assembled a team of more than 1,200 engineers and data scientists with broad technical expertise170 who are focused on expanding Instacart Marketplace’s features, developing solutions to address retailers’ needs through our Instacart Enterprise Platform, and increasing the value Instacart Ads can provide to advertisers and retailers. They are also focused on maximizing synergies across each of our technology solutions and ensuring all the insights and learnings from Instacart Marketplace enhance Instacart Enterprise Platform and Instacart Ads, and vice versa.

Enabling a digital grocery experience is highly complex. Our machine learning algorithms process billions of data points each day to optimize a range of decisions and tasks, including merchandising, personalization, ads quality, demand forecasting, order fulfillment, shopper fleet mobilization, dispatching, and routing. Furthermore, we have designed our technology infrastructure to scale in real time to accommodate demand spikes. We work with multiple third parties that provide cloud hosting services that allow us to quickly and efficiently scale our technology.

We collect billions of data points across              million orders,                  searches,              billion sponsored product ad impressions,                  customer to shopper interactions, and over 75,000 store footprints shopped.171 Our technology and data insights drive efficiencies for retailers, customers, brands, and shoppers.

•

For Retailers. We have built one of the largest consumer grocery data sets in the world, which provides retailers with business insights to which they previously did not have access. To put this in perspective,

170	As of December 31, 2021.
171	For the ended .

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Instacart’s technology generates real-time machine learning availability predictions for over              million catalog items every              hours, arming retailers with the data they need to better manage their inventory. Understanding order patterns also enables us to deliver personalized shopping experiences, optimize supply for rapid order fulfillment, and empower retailers to make better decisions about assortment, inventory, quantity, and replenishment at both a regional and store level.

•

For Customers. We use algorithms to optimize for the best possible order experience across key metrics, like service availability, speed (shopper placement, store placement, and store navigation) and quality (precise item identification and best replacement). We also use data-driven personalization to improve our recommendations.     % of customers purchased recommended items in the quarter ended                 .

•

For Brands. We offer advertisers a unique ability to promote items to high intent customers. Because we understand customers’ individual and aggregate purchasing habits, we can help them discover products based on the items they are looking for and those that complement the items they buy. We leverage this data to power our optimized bidding algorithms that automate bidding decisions on advertisers’ behalf to efficiently deploy advertising budgets to drive higher ROI.

•

For Shoppers. We support shoppers by building an experience that allows them to optimize for efficiency and earnings potential. We have built picking technology into the shopper app to help shoppers navigate through stores more quickly, reducing the average picking time per order by     % year-over-year for the quarter ended             .

These data-driven capabilities that drive value for our constituents have also benefited our business by increasing average order values and customer acquisition and engagement, as well as generating cost efficiencies that help us to scale our unit economics and generate strong gross profit expansion over time.

Sales and Marketing

While our brand and leading market position enable us to benefit from organic, word-of-mouth growth, we use sales and marketing to attract customers, retailers, brands, and shoppers and grow the pie for all of our constituents.

Consumer Marketing

We have built an efficient sales and marketing engine to support our organic motion and drive growth. As we have continued to grow, we have developed a broader set of marketing strategies to attract customers to, and increase their engagement with, Instacart. We run digital marketing campaigns across search engines, social media platforms, and programmatic advertising outlets. We have a CRM platform that allows us to coordinate and manage our email campaigns, push notifications, and in-app messaging. We run referral coupons and bonuses to incentivize customers to invite their family, friends, and connections to join Instacart. We also offer promotions or incentives to prospective customers, using targeted offers to increase adoption and engagement. Finally, we are experimenting with an even broader set of marketing channels and tactics, including television, streaming audio, direct mail, billboards, and in-store marketing.

Our marketing efforts drive sales for our retail and brand partners. We also collaborate to run co-marketing initiatives with retailers and CPG brands to attract new customers. As an extension of their existing offline businesses, we give retailers the opportunity to participate in promotional efforts to drive customers to sign up for Instacart and shop their owned and operated online storefront. We are building out business-to-business marketing capabilities to support partnerships and sales to both retailers and brands, including events, content, sales enablement, and CRM.

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To date, we have not meaningfully invested in brand marketing, and the majority of customers have come to Instacart through organic channels. Even with the COVID-19 pandemic, our unaided brand awareness nationally is     %.172 We believe we have a significant opportunity to build awareness to fuel new customer acquisition, and we plan to invest in brand marketing and other awareness campaigns in the future.

Retail Partnerships

We maintain a dedicated account management team that identifies and onboards new retailers and broadens adoption of our offerings. Our account management team ensures retailers are as supported by and successful on Instacart as possible. They work hand-in-hand with counterparts inside retailers’ organizations ranging from product to marketing to operations teams to ensure we are delivering the value we promise. For our larger accounts, our onboarding process and initial integrations are bespoke, which helps us best serve those retailers’ specific needs. For all other accounts, we offer an efficient onboarding process onto Instacart Marketplace or Instacart Enterprise Platform that allows them to access customers quickly.

Brand Partnerships

We maintain a dedicated sales team that identifies and onboards new advertisers. An increasing portion of new advertisers are onboarded and managed through an automated self-service solution, which allows advertisers to sign up, set up a campaign built to meet specific targets set by the advertiser, manage marketing spend, and achieve incremental sales all in the same day.

Our sales team works closely with our account management team to ensure that advertisers understand how our ads offerings work, receive actionable performance trends, and make adjustments to enhance the value they derive from Instacart.

Shopper Marketing

We maintain a dedicated shopper marketing team that attracts new shoppers as well as retains and engages our existing shopper base by using referral coupons, promotional campaigns, and evergreen engagement programs. Referral coupons are given to encourage shoppers to recommend Instacart to their connections. Promotional campaigns use shopper incentives to drive shopper activation and engagement. Evergreen engagement programs include our onboarding series, focus groups, and shopper commitment initiatives, among others.

Competition

The markets in which we operate are highly competitive. We compete for retailers, customers, brands, and shoppers across each offering of our end-to-end technology suite based on a number of factors:

•

Retailers. We compete for retailers based on factors such as the quality of our technology including performance, flexibility, ease of use, scalability, and reliability; breadth of fulfillment capabilities, quality of support, and other professional services and ability to meet their needs in a cost efficient manner.

•	Customers. We compete for customers based on factors such as the quality of consumer experience, selection, quality, value, and convenience.

•	Brands. We compete for brands based on factors such as the breadth of our offerings, technology capabilities, ease of use, strength of data insights and analytics, and pricing.

•	Shoppers. We compete for shoppers based on factors such as flexibility, earnings potential, safety and overall experience, and our brand.

172	For the quarter ended .

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New services and offerings from competitors, trends in consumer shopping behavior, the continuing effects of the COVID-19 pandemic and its variants, macroeconomic factors, and other terms and conditions also impact our ability to compete for each of our constituents.

With respect to Instacart Marketplace, our current and potential competitors include: (i) existing and well-established online grocery or shopping alternatives, including online retailers, such as Amazon, (ii) brick-and-mortar retailers that have their own digital offering, such as Walmart, some of which decide to partner with Instacart to complement their own offerings, (iii) companies that provide fulfillment services for third parties, including retailers, whether online or offline, such as Uber Eats, Shipt (acquired by Target), and DoorDash, (iv) new online retailers entering the grocery market by owning inventory, including Dashmart (owned by DoorDash), GoPuff, Getir, and Gorillas and may include existing retailers on Instacart, and (v) companies that provide fulfillment services that focus on discrete categories of products, such as alcohol or prescription delivery. Most consumers currently choose to shop for themselves at brick-and-mortar grocery stores, regardless of whether we partner with the retailers that operate these stores. Also, the cost to switch between providers of online grocery shopping is low for consumers, and they have a propensity to shift to the lowest-cost or highest-quality provider, and may use more than one delivery platform.

With respect to Instacart Enterprise Platform, our current and potential competitors include: (i) companies that are focused on the online grocery enterprise services industry, as well as larger enterprise software companies that have products and services that provide retailers with some of the benefits we offer through Instacart Enterprise Platform, (ii) micro-fulfillment or automated warehouse providers that support grocery retailers’ owned and operated online storefronts, such as Ocado, and (iii) existing and potential retailers on Instacart who develop or may in the future develop their own enterprise eCommerce system. Our competitors may also make acquisitions or establish cooperative or other strategic relationships among themselves or with others, including retailers. While there may be costs to switch between enterprise products, retailers may shift to the platform that offers the lowest service fee for their products and provides the highest volume of orders, or build their own.

With respect to Instacart Ads, our current and potential competitors include: (i) third-party platforms that assist retailers with monetization of their digital offerings for consumers, such as Criteo, Quotient, and CitrusAd (acquired by Publicis Groupe), (ii) first-party retailer-owned solutions that provide online advertising opportunities to CPG brands on their owned and operated domains, such as Amazon, Walmart, Target, and others, some of which are also retailers on Instacart, and (iii) companies that offer established online advertising products that are not specifically limited to the grocery industry, such as those offered by Google and Meta.

With respect to shoppers, we compete with many of the same companies with which we compete for customers, as well as companies in industries unrelated to ours that offer personal task-based services. The majority of shoppers do not shop on Instacart as their primary occupation or source of income. As such, a shopper, or someone considering to be a shopper, weighs that opportunity against others, such as traditional employment, personal task-based services, school, personal time, or other options in the labor market. Because switching costs are low, shoppers may shift to another platform that has higher or is perceived to have higher earnings potential. Other factors that impact our ability to compete include macroeconomic trends and the ongoing COVID-19 pandemic, shopper perks and payment structure (especially versus competitors), shopper safety and experience, and our brand.

For additional information about the risks to our business related to competition, see the section titled “Risk Factors—Risks Related to Our Business and Industry—The markets in which we participate are highly competitive, with well-capitalized and better-known competitors, some of which are also partners. If we are unable to compete effectively, our business and financial prospects would be adversely impacted.”

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Government Regulation

We are subject to a wide variety of complex laws and regulations in the United States and other jurisdictions in which we operate. The laws and regulations govern many issues related to our business practices, including those regarding privacy, data security, data protection, health information privacy and security, consumer protection, marketing and advertising, health and safety, food and product safety, zoning, sustainability, tax, insurance, employment, weights and measures, alcohol and other age-restricted products, worker classification, internet usage and access, eCommerce, and electronic payments.

As we operate in a relatively new industry where clear guidance is not available for the interpretation and application of existing laws and regulations, these laws and regulations are constantly evolving and may be interpreted, applied, created, superseded, or amended in a manner that could harm our business. These changes may occur immediately or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal, state, and local administrative agencies. As we expand our business into new markets or introduce new features, fulfillment models, or offerings into existing markets, regulatory bodies or courts may claim that we or shoppers on Instacart are subject to additional requirements, or that we are prohibited from conducting business in certain jurisdictions.

Because we classify shoppers as independent contractors in the jurisdictions in which we operate, we are subject to a variety of local, municipal, state, federal, and international laws and regulations governing worker classification, compensation, and payment and benefits rules. Additionally, we are continually subject to administrative actions, government investigations, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of shoppers as independent contractors, and claims that, by the alleged misclassification, we have violated various employment and other laws that would apply to employees. Laws and regulations that govern the status and classification of independent contractors are subject to change and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us.

Our technology, and the user data from retailers, customers, brands, and shoppers that we collect and process to run our business, are an integral part of our business model and, as a result, our compliance with laws and regulations dealing with the collection, use, disclosure, and other processing of personal information is core to our strategy to improve our technology and user experience. Regulators and legislatures around the world have adopted or proposed increasingly stringent requirements regarding the collection, use, disclosure, transfer, security, storage, destruction, and other processing of personal information and other data. Regulators and private litigants are more actively enforcing these requirements, and violating them carries substantial penalties. Examples of such laws include the Telephone Consumer Protection Act of 1991, the Health Insurance Portability and Accountability Act of 1996, and the California Consumer Privacy Act of 2018, which will expand substantially when the California Privacy Rights Act of 2020 takes effect on January 1, 2023. In addition, expanding our business to European markets would subject us to some of the world’s most stringent data protection laws, including the General Data Protection Regulation in the European Union and United Kingdom, which could limit our ability to do business in those markets.

See the section titled “Risk Factors—Risks Related to Our Legal and Regulatory Environment” for additional information about the laws and regulations we are subject to and the risks to our business associated with such laws and regulations.

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Intellectual Property

Our intellectual property is an important component of our business. We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality procedures, non-disclosure agreements, employee non-disclosure and invention assignment agreements, and other legal and contractual rights to establish and protect our proprietary rights.

As of                 , 2022, we had                  issued patents in the United States that expire between                  and                 , and                  patent applications (including active Patent Cooperation Treaty applications) pending in the United States and globally. While we believe our patents and patent applications in the aggregate are important to our competitive position, no single patent or patent application is material to us as a whole.

We have trademark rights in our name and other brand indicia, and have trademark registrations for select marks in the United States and other jurisdictions around the world. As of                  , 2022, we also had                copyright registrations. We also register domain names for certain websites that we use in our business, such as www.instacart.com, as well as similar variations to protect our brands and marks from cybersquatters. We continually review our development efforts to assess the existence and registrability of new intellectual property.

We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers, and partners. It is our practice to enter into confidentiality and invention assignment agreements (or similar agreements) with our employees, consultants, and contractors involved in the development of intellectual property on our behalf. We also enter into confidentiality agreements with other third parties in order to limit access to, and disclosure and use of, our confidential information and proprietary information. We further control the use of our proprietary technology and intellectual property through provisions in our terms of service. We intend to pursue additional actions to establish and protect our intellectual property rights to the extent we believe it would be beneficial and cost effective.

See the section titled “Risk Factors—Risks Related to Our Intellectual Property” for a more comprehensive description of risks related to our intellectual property.

Our Facilities

Our corporate headquarters is located in San Francisco, California, where we lease approximately 107,000 square feet of space under a lease that expires in November 2026. We also maintain other offices in North America, including in Atlanta, Georgia, Chicago, Illinois, New York City, New York, and Toronto, Ontario, as well as offices in Shanghai, China and near Melbourne, Australia. We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Our Human Capital Strategy

As of December 31, 2021, we had a total of 3,476 full-time employees worldwide. We also engage contractors and consultants. We have invested substantial time and resources into building our team and believe that our employee relations are strong. Our success depends in large part on the efforts of our management, highly-skilled software engineers, sales personnel, and other professionals. Therefore, it is crucial that we continue to attract and retain valuable employees from all demographics by providing competitive compensation and benefits, fostering a diverse, inclusive, and safe workplace, and making opportunities available for all our employees to grow and develop in their careers. Our board of directors and compensation committee oversee our human capital strategy, which is developed and managed under the leadership of our Chief Human Resources Officer, who reports to our Chief Executive Officer.

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Compensating and Supporting Our Employees

A job is just one of the ingredients in a full life. Instacart is committed to providing fair compensation and rewarding employees who achieve results, live our mission and values, and help others succeed. We also believe in supporting our employees’ personal and professional growth as well as their health and wellness.

Providing Equitable and Competitive Compensation. Our philosophy is to provide our employees with market competitive and equitable compensation that rewards high performance. To ensure equitable compensation for our employees, we consider external market data as well as internal parity considerations for all compensation decisions. Periodically, we conduct comprehensive reviews of employee compensation to help uncover any pay differences not based on legitimate business factors and proactively rectify them. To incentivize high performance, we aim to reward eligible employees with above market pay in recognition of their contributions. We believe our compensation practices help us attract and retain talented and diverse employees in a competitive labor market.

Supporting Our Employees. Our employees work hard to ensure the success of our business, and we know that hard work requires strong support. That is why we are deeply committed to investing in resources to help our employees grow and thrive. We take a holistic approach to supporting employee well-being through providing eligible employees with competitive health and wellness benefits, retirement savings, perks, and work-life options tailored to help keep them and their families feeling their best. We are also devoted to investing in the development of our employees through learning opportunities to help them achieve their personal and professional goals.

Fostering a Diverse Workforce and Cultivating a Culture of Belonging

Investing in diversity, equity, and belonging is part of our recipe for creating innovative and high performing teams. One of our important human capital priorities is building a diverse workforce — one that reflects the diversity of our customers and partners — at every level of our organization. We have developed a number of initiatives to achieve this objective.

Increasing Representation. Our recruitment processes are intended to promote access to hiring opportunities for representative candidate slates. For example, with limited exceptions, we require hiring managers for all managerial roles to include at least one woman and one Black, Latinx, or Native American candidate at the onsite interview stage. We have also implemented programs to attract diverse talent, and we provide training to hiring managers and interviewers on equitable recruiting practices.

Ensuring Equitable Access to Opportunities. We recognize that hiring representative talent is just the first step; we must also ensure that all employees have equitable access to development, advancement, and internal opportunities. To help accomplish this, we support all of our managers with training and resources designed to help them provide their team members with equitable performance reviews, promotion, and, for eligible employees, internal mobility opportunities.

Fostering an Inclusive Environment. To ensure Instacart remains a welcoming environment for all employees, while also intentionally focusing on inclusion for historically marginalized talent, we are constantly investing in our culture and creating opportunities to build community. Members of our executive team personally sponsor Employee Resource Groups, or ERGs, which organize a wide array of professional development and community-building programming and events every year.

Proactive Underrepresented Talent Engagement and Retention. We prioritize retaining underrepresented talent at Instacart by proactively focusing on their needs, career interests, and sentiment of belonging. For example, we regularly survey employees on how effective our leadership has been in creating an equitable and inclusive workplace. We also provide opportunities for team members from underrepresented populations to

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engage with members of our Diversity, Equity, and Belonging, or DEB, team. The DEB team leverages these conversations, survey results, and their expertise to understand our underrepresented team members’ needs and interests and identify opportunities to better retain diverse talent.

Legal Proceedings

Independent Contractor Classification Matters

We are regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings at the federal, state, and municipal levels challenging the classification of shoppers as independent contractors, and claims that, by the alleged misclassification, we have violated various employment and other laws that would apply to employees. Laws and regulations that govern the status and classification of independent contractors are subject to change and divergent interpretations by various authorities, which can create uncertainty and unpredictability for us.

On September 13, 2019, the San Diego City Attorney filed a complaint in San Diego County Superior Court on behalf of the people of the State of California alleging unfair competition claims related to contractor misclassification, which we refer to as the San Diego Action. The suit seeks restitution, civil penalties, and injunctive relief. The San Diego City Attorney subsequently filed a preliminary injunction motion, which was granted by the trial court on February 18, 2020. On February 26, 2020, we filed a Notice of Appeal with the Fourth District Court of Appeal challenging the preliminary injunction order. On February 16, 2021, the appellate court issued an order vacating the preliminary injunction. The appellate court issued a remittitur and sent the case back to the trial court on April 19, 2021. On the same day, we re-noticed our motion to compel arbitration, and on May 20, 2021, the trial court conducted a hearing and denied the motion to compel arbitration. On May 20, 2021, we filed a Notice of Appeal with the Fourth District Court of Appeal regarding the denial of our motion to compel arbitration, which the appellate court affirmed on May 8, 2022. Due to a recent opinion by the U.S. Supreme Court, however, on June 17, 2022, we successfully petitioned the court of appeal to vacate its prior decision affirming the trial court’s denial of our motion to compel arbitration. On July 28, 2022 the court of appeal issued a new opinion again affirming the trial court’s denial of our motion to compel arbitration. We have appealed the appellate court’s decision to the Supreme Court of California as previously planned. We are also currently involved in several putative class actions, thousands of alleged individual claims, including those brought in arbitration or compelled to arbitrate pursuant to our Independent Contractor Agreement, and matters brought, in whole or in part, as representative actions under California’s Private Attorney General Act, Labor Code Section 2698, et seq., alleging that we misclassified shoppers as independent contractors and related claims. None of the putative class actions have progressed to or resulted in class certification. Those involving misclassification are largely stayed pending prior-filed cases, including the San Diego Action, or have motions to compel individual arbitration pending in trial or appellate court.

We dispute any allegations of wrongdoing and intend to continue to defend ourselves vigorously in these matters. However, the results of litigation and arbitration are inherently unpredictable, including due to the timing of any lifting of existing stays or the timing and final amounts of settlements with adverse parties, and our chances of success on the merits for any proceeding remain uncertain. In particular, an adverse ruling in connection with the San Diego Action may negatively impact our chances of success on the merits or settlement negotiation posture for our other outstanding misclassification claims and proceedings. As a result, such legal proceedings, individually or in the aggregate, could have a material impact on our business, financial condition, and results of operations. While we have accrued a legal reserve balance of $130 million as of June 30, 2022 relating to these misclassification claims and proceedings, as further described in Note 10 to our consolidated financial statements included elsewhere in this prospectus, any actual losses incurred in connection with these claims against us may differ from the initial estimates of loss, including as a result of settlement negotiations, and such differences could be material. Regardless of the outcome, litigation and arbitration of these matters could have an adverse impact on us because of defense and settlement costs, individually and in the aggregate, diversion of management resources, and other factors.

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We also anticipate future claims, lawsuits, arbitration proceedings, administrative actions, and government investigations and audits in various jurisdictions challenging our classification of shoppers as independent contractors and not employees. In California, Proposition 22 was expected to provide more legal certainty over the classification of workers on Instacart from the time it became effective on December 16, 2020. However, on August 20, 2021, a judge in Alameda County Superior Court granted a writ that would order the State of California not to enforce Proposition 22 on the ground that it is unconstitutional. An appeal has been filed, and during the pendency of such appeal, we may continue operating as we were prior to the ruling. If the ruling is upheld on appeal, we will face continued legal uncertainty over whether we can properly classify a shopper as an independent contractor in California. Even if Proposition 22 is determined to be enforceable, we may still face allegations that certain of our business practices do not satisfy all of the elements of Proposition 22. While we have not concluded that an adverse ruling relating to Proposition 22 is probable and cannot estimate the potential impact of such a ruling for purposes of our consolidated financial statements, an adverse ruling may result in additional legal proceedings that could result in additional contingency reserves for purposes of our financial statements and would have an adverse impact on us because of defense and settlement costs, individually and in the aggregate, diversion of management resources, and other factors. Further, while we believe we properly provide all requisite pay standards and benefits under Proposition 22, we may nonetheless face various claims involving disputes over such pay standards and benefits. For more information, see the section titled “Risk Factors—Risks Related to Our Legal and Regulatory Environment—If the contractor status of shoppers who use Instacart is successfully challenged, or if additional requirements are placed on our engagement of independent contractors, we may face adverse business, financial, tax, legal, and other consequences.”

We are also involved in administrative audits with various state employment agencies, including audits related to shopper classification and to unemployment insurance and workers’ compensation contributions, in California, New York, Washington, Pennsylvania, Wisconsin, New Jersey, and Florida. We believe that shoppers are properly classified as independent contractors, and, therefore, dispute that we are obligated to provide such benefits under state law and plan to vigorously contest any adverse assessment or determination. Our chances of success on the merits are still uncertain, such that any reasonably possible loss or range of loss cannot be estimated. However, the results of these audits may result in additional payments, penalties, and interest, and such additional amounts could have a material impact on our business, financial conditions, results of operations, and cash flows.

Other Litigation Matters

In the ordinary course of our business, various parties have from time to time claimed, and may claim in the future, that we are liable for damages related to unpaid wages, missed breaks, premium or overtime pay, inadequate notice under the Worker Adjustment and Retraining Notification Act or its state equivalent, retaliation, denial of or interference with leave of absence, improper application of our paid time off or other policies, discrimination or harassment based on a protected characteristic, or failure to accommodate a disability. Various parties may also file a charge with the National Labor Relations Board alleging unfair labor practices. Additionally, given the high degree of complexity involved in the interpretation and application of states’ sales and indirect tax rules to our activities, it is possible that tax authorities may question our interpretation of taxability of such activities, and various parties have from time to time filed, and may in the future file, complaints related to our current and historical approach to treatment of our sales tax obligations and service fee disclosures. As a result, we maintain a reserve related to potential tax, interest, or penalties that may be due, as further described in Note 10 to our consolidated financial statements included elsewhere in this prospectus. Although the results of these claims cannot be predicted with certainty, we believe that these claims, individually or in the aggregate, could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

Besides the matters described above, we are regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings involving personal injury, intellectual property, including patent infringement, property damage, labor and employment, commercial

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and contract disputes, unfair competition, consumer protection, auto-renewal practices, data protection and privacy, environmental, health and safety, taxes, pricing and fees, weights and measures, compliance with regulatory requirements, and other matters. Although the results of these claims, lawsuits, government investigations, and other legal proceedings in which we are involved cannot be predicted with certainty, we believe that none of these matters is likely to have a material impact on our business, financial condition, results of operations, or cash flows. However, management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop. Further, regardless of final outcomes, any such legal proceedings, claims, and government investigations may nonetheless impose a significant burden on management and employees and may come with costly defense costs or unfavorable preliminary and interim rulings.

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MANAGEMENT

The following table sets forth information for our executive officers and directors as of September 22, 2022:

Name	Age	Position
Executive Officers
Fidji Simo(1)	36	President, Chief Executive Officer, and Director
Nick Giovanni	46	Chief Financial Officer and Treasurer
Asha Sharma	34	Chief Operating Officer
Morgan Fong	47	General Counsel and Secretary
Non-Executive Officer Directors
Apoorva Mehta(1)	36	Executive Chairperson
Jeffrey Jordan	63	Director
Meredith Kopit Levien(2)(3)	51	Director
Barry McCarthy(2)	69	Director
Michael Moritz(2)(4)	68	Director
Lily Sarafan(3)(4)	40	Director
Frank Slootman	63	Director
Daniel Sundheim(3)	45	Director

(1)

Mr. Mehta will resign from our board of directors and as Executive Chairperson immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, at which time, Ms. Simo will be appointed Chairperson of our board of directors.

(2)	Member of the audit committee.
(3)	Member of the compensation committee.
(4)	Member of the nominating and corporate governance committee.
*	Lead independent director.

Executive Officers

Fidji Simo. Ms. Simo has served as our President since December 2021, our Chief Executive Officer since August 2021, and a member of our board of directors since January 2021. From January 2011 to August 2021, Ms. Simo served in various roles at Meta Platforms, Inc. (formerly Facebook, Inc.), a social networking company, including as Head of the Facebook App since March 2019, where she led a team of 6,000 people and was responsible for the development of Facebook, the flagship product of Meta. From January 2007 to January 2011, Ms. Simo served as Strategy Manager at eBay, Inc., an eCommerce company. Ms. Simo currently serves on the board of directors of Shopify Inc., an eCommerce platform. Ms. Simo holds a Masters of Management from HEC Paris and spent the last year of her Masters program at the University of California, Los Angeles Anderson School of Management. Ms. Simo was selected to serve on our board of directors because of her deep product expertise and her experience as a senior executive at a major technology company. In connection with Mr. Mehta’s resignation from our board of directors and as Executive Chairperson immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Ms. Simo will be appointed Chairperson of our board of directors.

Nick Giovanni. Mr. Giovanni has served as our Chief Financial Officer and Treasurer since January 2021. From August 1998 to January 2021, Mr. Giovanni served in a number of roles at The Goldman Sachs Group, Inc., a multinational investment bank and financial services company, most recently as Global Head of the Technology, Media and Telecom Group in the Investment Banking Division, where he was responsible for group management and oversight of technology investment banking transactions. Mr. Giovanni holds a B.S. in Business Administration from the University of California, Berkeley.

Asha Sharma. Ms. Sharma has served as our Chief Operating Officer since February 2021. From August 2017 to February 2021, Ms. Sharma led product organizations at Meta Platforms, Inc., a social networking

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company, where she was most recently Vice President of Product for Messenger, where she oversaw messaging, video communication, and monetization efforts. Prior to Meta, Ms. Sharma served as the Chief Operating Officer and Corporate Secretary from July 2015 to August 2017 at Porch Group, Inc., a vertical software platform for the home, where she also served as Chief Marketing Officer from May 2013 to July 2015. She also currently serves as a member of the boards of directors of Porch Group and AppLovin Corporation, a mobile technology company. Ms. Sharma holds a B.S. in Business from the University of Minnesota’s Carlson School of Management.

Morgan Fong. Mr. Fong has served as our Secretary since December 2020 and our General Counsel since December 2016 after serving as our Director of Legal from May 2015 to December 2016. From November 2013 to April 2015, Mr. Fong served as Director and Senior Corporate Counsel for Trulia, Inc., a real estate platform and current subsidiary of Zillow Group, Inc., a real estate database company. From December 2004 to November 2013, Mr. Fong served as an attorney at Fenwick & West LLP, a private law firm, and from October 2000 to October 2004, Mr. Fong served as an attorney at Wilson Sonsini Goodrich & Rosati, P.C., a private law firm. Mr. Fong holds a B.A. in Economics and East Asian Studies from Yale University and a J.D. from the University of California, Berkeley School of Law.

Non-Executive Officer Directors

Apoorva Mehta. Mr. Mehta is our founder and has served as our Executive Chairperson since August 2021 and as a member of our board of directors since August 2012, and served as our Chief Executive Officer from August 2012 to August 2021. From 2008 to 2010, Mr. Mehta served as a supply chain engineer for Amazon.com, Inc., a multinational technology company. Mr. Mehta holds a B.S. in Electrical Engineering from the University of Waterloo. Mr. Mehta was selected to serve on our board of directors because of the perspective and experience he provides as our founder and former Chief Executive Officer, as well as his extensive experience with technology companies. Mr. Mehta will resign from our board of directors and as Executive Chairperson immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

Jeffrey Jordan. Mr. Jordan has served as a member of our board of directors since June 2014. Since July 2011, Mr. Jordan has been serving as a general partner of Andreessen Horowitz, a venture capital firm. From 2007 to 2011, Mr. Jordan served as the Chief Executive Officer of OpenTable, Inc., an online restaurant-reservation service company. From 2004 to 2006, Mr. Jordan served as President of PayPal, Inc., a digital payments company, which was then owned by eBay Inc., a multinational eCommerce company. From 1999 to 2004, Mr. Jordan served as Senior Vice President and General Manager of eBay North America. From 1998 to 1999, Mr. Jordan served as Chief Financial Officer of Hollywood Entertainment Corporation, a video rental company, and then President of its subsidiary, Reel.com. Previously, Mr. Jordan served in various capacities at The Walt Disney Company, a multinational mass media and entertainment company, most recently as Senior Vice President and Chief Financial Officer of the Disney Store Worldwide. Prior to that, Mr. Jordan worked for The Boston Consulting Group, a management consulting firm. Mr. Jordan currently serves on the boards of directors of Pinterest, Inc., a mobile app company, Airbnb, Inc., a home sharing company, Accolade, Inc., a health and wellness company, and a number of private companies. Mr. Jordan holds a B.A. from Amherst College and an M.B.A. from the Stanford Graduate School of Business. Mr. Jordan was selected to serve on our board of directors because of his extensive experience in the venture capital industry and as an officer of technology companies.

Meredith Kopit Levien. Ms. Kopit Levien has served as a member of our board of directors since October 2021. Since 2020, Ms. Kopit Levien has served as President and Chief Executive Officer of The New York Times Company, a media company, for which she previously served as Executive Vice President and Chief Operating Officer from 2017 to 2020, Executive Vice President and Chief Revenue Officer from 2015 to 2017, and Executive Vice President, Advertising from 2013 to 2015. Ms. Kopit Levien currently serves on the board of

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directors of The New York Times Company. Ms. Kopit Levien holds a B.A. from the University of Virginia. Ms. Kopit Levien was selected to serve on our board of directors because of her extensive experience in the media and advertising industries.

Barry McCarthy. Mr. McCarthy has served as a member of our board of directors since January 2021. Since February 2022, Mr. McCarthy has served as the Chief Executive Officer and President of Peloton Interactive, Inc., a fitness technology company. From 2011 to January 2022, Mr. McCarthy served as an Executive Advisor to Technology Crossover Ventures, a venture capital firm. Mr. McCarthy currently serves on the boards of directors of Peloton Interactive, Inc. and Spotify Technology S.A., a music streaming company, for which he served as Chief Financial Officer from July 2015 to January 2020 and global head of the advertising business from September 2016 to January 2020. Mr. McCarthy previously served on the boards of directors of MSD Acquisition Corp., a special purpose acquisition company, Pandora Media Inc., a music streaming company, Eventbrite, Inc., an event management company, and Chegg, Inc., an education technology company. From 1999 to 2010, Mr. McCarthy served as Chief Financial Officer and Principal Accounting Officer of Netflix, Inc., a video streaming company. Mr. McCarthy holds a B.A. in History from Williams College and an M.B.A. in Finance from the Wharton School at the University of Pennsylvania. Mr. McCarthy was selected to serve on our board of directors because of his experience as a chief financial officer, his knowledge of technology companies, and his service on the boards of directors of various private and public companies.

Michael Moritz. Mr. Moritz has served as a member of our board of directors since June 2013. Since 1986, Mr. Moritz has served as a Managing Member of Sequoia Capital, a venture capital firm. Mr. Moritz currently serves on the boards of directors of Berkeley Lights, Inc., a biotherapeutics company, and a number of private companies, including Klarna Inc., a financial technology company, and Stripe, Inc., a financial services and payment processing company. Mr. Moritz previously served on the boards of directors of LinkedIn Corporation, a professional networking company, Green Dot Corporation, a financial technology company, PayPal, Inc., a digital payments company, Google, a multinational technology company, and Yahoo!, Inc., a web services provider and digital media company. Mr. Moritz holds an M.A. in History from Christ Church, Oxford. Mr. Moritz was selected to serve on our board of directors because of his extensive experience in the venture capital industry, his knowledge of technology companies, and his service on the boards of directors of various private and public companies.

Lily Sarafan. Ms. Sarafan has served as a member of our board of directors since October 2021. Since December 2020, Ms. Sarafan has served as Executive Chair of TheKey LLC, a premium provider of in-home care, for which she previously served as Chief Executive Officer since she co-founded the company in 2005 until December 2020. Ms. Sarafan holds a B.S. in Science, Technology, and Society from Stanford University and an M.S. in Management Science and Engineering from Stanford University. Ms. Sarafan was selected to serve on our board of directors because of her extensive experience as a founder and executive.

Frank Slootman. Mr. Slootman has served as a member of our board of directors since January 2021. Since April 2019, Mr. Slootman has served as the Chief Executive Officer and Chairman of the board of directors of Snowflake Inc., a cloud-based data warehousing company. From October 2016 to June 2018, Mr. Slootman served as Chairman of the board of directors of ServiceNow, Inc., an enterprise IT cloud company. From May 2011 to April 2017, Mr. Slootman served as President and Chief Executive Officer and as a member of the board of directors of ServiceNow, Inc. From January 2011 to April 2011, Mr. Slootman served as a Partner of Greylock Partners, a venture capital firm. From July 2009 to January 2011, Mr. Slootman served as President of the Backup Recovery Systems Division at EMC Corporation, a computer data storage company, and then as an advisor from January 2011 to February 2012. From June 2003 until its acquisition by EMC Corporation in July 2009, Mr. Slootman served as President and Chief Executive Officer of Data Domain Corporation, an electronic storage solution company. Mr. Slootman previously served as a member of the board of directors of Pure Storage, Inc., from May 2014 to February 2020, and Imperva, Inc., from August 2011 to March 2016. Mr. Slootman holds undergraduate and graduate degrees in Economics from the Netherlands School of Economics, Erasmus University Rotterdam. Mr. Slootman was selected to serve on our board of directors

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because of his experience as an executive and board member at several private and public high-growth technology companies.

Daniel Sundheim. Mr. Sundheim has served as a member of our board of directors since June 2020. Since July 2017, Mr. Sundheim has served as the Founder and Chief Investment Officer of D1 Capital Partners L.P., an investment management firm. From August 2002 to June 2017, Mr. Sundheim served in various capacities at Viking Global Investors, an investment management firm, including as an analyst from 2002 to 2005, a portfolio manager from 2005 to 2010, as Co-Chief Investment Officer from 2010 to 2014, and as Chief Investment Officer from 2014 to 2017. Mr. Sundheim holds a B.S. in Economics from the Wharton School of the University of Pennsylvania. Mr. Sundheim was selected to serve on our board of directors because of his extensive financial and business expertise.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. Pursuant to our current certificate of incorporation and our amended and restated voting agreement, our directors were elected as follows:

•	Mr. Mehta was elected by holders of our voting common stock;

•	Mr. Moritz was elected by holders of our Series A redeemable convertible preferred stock;

•	Mr. Jordan was elected by holders of our Series B redeemable convertible preferred stock;

•	Mr. McCarthy, Ms. Simo, Mr. Slootman, and Mr. Sundheim were elected by holders of our redeemable convertible preferred stock and our voting common stock; and

•	Ms. Kopit Levien and Ms. Sarafan were elected by our board of directors.

Upon the closing of this offering, the provisions of our amended and restated voting agreement relating to the election of our directors will terminate, and our current certificate of incorporation by which our directors were elected, along with our bylaws, will be amended and restated. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will each be in effect immediately prior to the closing of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

In accordance with our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at our 2023 annual meeting of stockholders;

•	the Class II directors will be , and their terms will expire at our 2024 annual meeting of stockholders; and

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•	the Class III directors will be , and their terms will expire at our 2025 annual meeting of stockholders.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that Messrs. Jordan, McCarthy, Moritz, Slootman, and Sundheim and Mses. Kopit Levien and Sarafan do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of Nasdaq. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares held by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our corporate governance guidelines will provide that one of our independent directors will serve as the lead independent director at any time when an independent director is not serving as the chairperson of the board of directors. Our board of directors intends to appoint                 , effective immediately prior to the closing of this offering, to serve as our lead independent director. As lead independent director,                  will preside over periodic meetings of our independent directors, coordinate activities of the independent directors, and perform such additional duties as our board of directors may otherwise determine and delegate.

Role of the Board in Risk Oversight

Our board of directors oversees our risk management processes, which are designed to support the achievement of organizational objectives, improve long-term organizational performance, and enhance stockholder value while mitigating and managing identified risks. A fundamental part of our approach to risk management is not only understanding the most significant risks we face as a company and the necessary steps to manage those risks, but also deciding what level of risk is appropriate. Our board of directors plays an integral role in guiding management’s risk tolerance and determining an appropriate level of risk.

While our full board of directors has overall responsibility for evaluating key business risks, its committees monitor and report to our board of directors on certain risks. Our audit committee monitors our major financial, accounting, legal, compliance, investment, tax, cybersecurity, and data privacy risks, and the steps our management has taken to identify and control these exposures, including by reviewing and setting guidelines, internal controls, and policies that govern the process by which risk assessment and management is undertaken. In particular, our audit committee oversees our information security and data privacy programs and reports on these topics to our board of directors. Our management periodically updates the audit committee on information security and data privacy topics, including cybersecurity incidents involving us as well as our third-party service

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providers, progress of ongoing initiatives, and the effectiveness of internal control and compliance mechanisms. These mechanisms include assessments of prospective third-party service providers’ cybersecurity and data privacy practices prior to entering into or renewing business transactions with them or providing them access to our data or information systems. The results of these assessments inform the controls that we would implement to mitigate any uncovered third-party service provider security risks. Our audit committee also monitors compliance with legal and regulatory programs. Our compensation committee assesses and monitors whether our compensation philosophy and practices have the potential to encourage excessive risk-taking and also plans for leadership succession. Our nominating and corporate governance committee oversees risks associated with director independence and the composition and organization of our board of directors, periodically reviews our corporate governance guidelines and code of business conduct and ethics, and provides general oversight of our other corporate governance policies and practices.

In connection with its reviews of the operations of our business, our full board of directors addresses holistically the primary risks associated with our business, as well as the key risk areas monitored by its committees, including cybersecurity and privacy risks. Our board of directors appreciates the evolving nature of our business and industry and oversees the monitoring and mitigation of new threats and risks as they emerge. In particular, our board of directors is committed to the prevention, timely detection, and mitigation of the effects of cybersecurity threats or incidents. Further, our board of directors has been closely monitoring the evolving COVID-19 pandemic, its potential effects on our business, and related risk mitigation strategies.

At periodic meetings of our board of directors and its committees, management reports to and seeks guidance from our board of directors and its committees with respect to the most significant risks that could affect our business, such as legal and compliance risks, cybersecurity and privacy risks, and financial, tax, and audit-related risks. In addition, among other matters, management provides our audit committee with periodic reports on our compliance programs and investment policy and practices. We have implemented controls and procedures for our management to quickly escalate violations or breaches of our compliance programs, policies, and practices, as well as cybersecurity, privacy, and other risks, to our board of directors or an applicable committee.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of Meredith Kopit Levien, Barry McCarthy, and Michael Moritz. Our board of directors has determined that each member of our audit committee satisfies the independence requirements under the listing standards of Nasdaq and Rule 10A-3(b)(1) of the Exchange Act. The chairperson of our audit committee is Barry McCarthy. Our board of directors has determined that Mr. McCarthy is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, our board of directors has examined each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of our audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control, and

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financial statement audits and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•

managing the selection, engagement, qualifications, independence, and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements and the effectiveness of our internal control over financial reporting, when required;

•

discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, our interim and year end results of operations;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related party transactions;

•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement; and

•	reviewing legal and regulatory compliance matters, including risks related to data privacy, information security, and cybersecurity.

Our audit committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable listing standards of Nasdaq.

Compensation Committee

Our compensation committee consists of Meredith Kopit Levien, Lily Sarafan, and Daniel Sundheim. The chairperson of our compensation committee is Meredith Kopit Levien. Our board of directors has determined that each member of our compensation committee is independent under the listing standards of Nasdaq and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans, and programs, and to review and determine the compensation to be paid to our executive officers, directors, and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving (or recommending to our board of directors) the compensation of our chief executive officer and other executive officers;

•	reviewing and approving (or recommending to our board of directors) the compensation of our directors;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending, and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections, and any other compensatory arrangements for our executive officers and other senior management;

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy for our executive officers and directors;

•

reviewing matters relating to human capital management, including policies and strategies regarding recruiting, retention, career development and progression, diversity and inclusion, and other employment practices; and

•	reviewing succession planning for our executive leadership team.

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Our compensation committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable listing standards of Nasdaq.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Michael Moritz and Lily Sarafan. The chairperson of our nominating and corporate governance committee is Michael Moritz. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the listing standards of Nasdaq.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairpersonship of the committees of our board of directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters;

•	reviewing and considering environmental, social responsibility, and sustainability matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the closing of this offering, that satisfies the applicable listing standards of Nasdaq.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. Immediately prior to the closing of this offering, our code of business conduct and ethics will be available under the Corporate Governance section of our website at www.instacart.com/company. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

Non-Employee Director Compensation Policy

We do not currently have an established plan or policy with regard to compensation of members of our board of directors. In connection with this offering, we intend to adopt a non-employee director compensation policy pursuant to which our non-employee directors will be eligible to receive compensation for service on our board of directors and the committees thereof.

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Director Compensation Table

In 2021, each of our non-employee directors received RSU awards, which vest upon meeting both service-based and liquidity event-based vesting conditions. The liquidity event-based vesting condition is satisfied on the earlier of (a) a change of control or (b) the effective date of the registration statement of which this prospectus forms a part. The service-based vesting condition is satisfied in equal quarterly installments measured from the grant date through January 2023, subject to the director’s continued service with us through each such date. We did not pay any cash compensation to our non-employee directors for their service on our board of directors during 2021. We have reimbursed and will continue to reimburse all of our non-employee directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. All compensation paid to Ms. Simo and Mr. Mehta in 2021 was for services rendered as our current President and Chief Executive Officer and our former Chief Executive Officer, respectively, except for an RSU award granted to Ms. Simo in connection with her appointment to our board of directors (and reported in the section titled “Executive Compensation—Summary Compensation Table”). See the section titled “Executive Compensation” for additional information regarding the compensation earned by Ms. Simo and Mr. Mehta.

The following table presents all of the compensation awarded to or earned by or paid to our non-employee directors for service as directors during the fiscal year ended December 31, 2021:

Name	Stock Awards ($)(1)	Total ($)
Jeffrey Jordan	987,750	987,750
Meredith Kopit Levien(2)	456,188	456,188
Barry McCarthy(3)	987,750	987,750
Michael Moritz	987,750	987,750
Lily Sarafan(4)	456,188	456,188
Frank Slootman(5)	987,750	987,750
Daniel Sundheim	703,440	703,440

(1)

The amounts disclosed represent the aggregate grant-date fair value of the RSU awards granted during 2021, computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718, assuming achievement of the liquidity event-based vesting condition. Note that while the grant-date fair value (assuming achievement of the liquidity event-based vesting condition) is included in the table above, the achievement of the liquidity event-based vesting condition was not deemed probable on the date of grant. See Notes 2 and 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these values. These amounts reflect the accounting cost for these RSU awards and do not reflect the actual economic value that may be realized by the applicable director.

(2)	Ms. Kopit Levien was elected to our board of directors effective in October 2021.
(3)	Mr. McCarthy was elected to our board of directors effective in January 2021.
(4)	Ms. Sarafan was elected to our board of directors effective in October 2021.
(5)	Mr. Slootman was elected to our board of directors effective in January 2021.

The following table sets forth the outstanding stock awards held by our non-employee directors as of December 31, 2021:

Name	Stock Awards (#)(1)
Jeffrey Jordan	12,500
Meredith Kopit Levien	3,750
Barry McCarthy	12,500
Michael Moritz	12,500
Lily Sarafan	3,750
Frank Slootman	12,500
Daniel Sundheim	6,000

(1)

The shares subject to these RSU awards vest upon meeting both a service-based and liquidity event-based vesting condition. The liquidity event-based vesting condition is satisfied on the earlier of (a) a change of control or (b) the effectiveness of the registration statement of which this prospectus forms a part. The service-based vesting condition is satisfied in equal quarterly installments measured from the grant date through January 2023, subject to the director’s continued service with us through each such date.

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Limitations of Liability and Indemnification Matters

Immediately prior to the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our directors and officers for monetary damages to the fullest extent permitted by Delaware law. Delaware law allows a corporation to provide that its directors or officers will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders;

•	a director or officer for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	a director for unlawful payments of dividends or unlawful stock repurchases or redemptions;

•	a director or officer for any transaction from which the director or officer derived an improper personal benefit; or

•	an officer in any action by or in the right of the corporation.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering will authorize us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by Delaware law and may indemnify our other officers, employees, and agents. Our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or executive officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in connection with any action, proceeding, or investigation. We believe that this amended and restated certificate of incorporation and these amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance. In addition, Jeffrey Jordan, Michael Moritz, and Daniel Sundheim are indemnified, subject to certain limitations, against liabilities incurred in their capacities as our directors pursuant to agreements with Andreessen Horowitz, Sequoia Capital, and D1 Capital Partners, respectively.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will each be in effect immediately prior to the closing of this offering may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides an overview of our executive compensation philosophy and objectives, discusses our executive compensation program and policies, and analyzes how and why our board of directors arrived at the specific fiscal year 2021 compensation decisions with respect to the following current and former executive officers during the fiscal year ended December 31, 2021, who are collectively referred to herein as our “named executive officers:”

Name	Position(s)
Fidji Simo(1)(2)(3)	Chief Executive Officer and President
Apoorva Mehta(1)(3)	Executive Chairperson and Former Chief Executive Officer
Nick Giovanni(4)	Chief Financial Officer and Treasurer
Asha Sharma(5)	Chief Operating Officer
Mark Schaaf(6)	Former Chief Technology Officer
Morgan Fong	General Counsel and Secretary
Carolyn Everson(2)	Former President
Sagar Sanghvi(4)	Former Chief Financial Officer

(1)

Ms. Simo commenced employment as our Chief Executive Officer, effective August 2, 2021. In connection with Ms. Simo’s appointment, Mr. Mehta transitioned from our Chief Executive Officer to our Executive Chairperson.

(2)	Ms. Everson commenced employment as our President, effective July 3, 2021. Effective December 17, 2021, Ms. Everson ceased serving as our President, and Ms. Simo was appointed as our President.
(3)

Mr. Mehta will resign from our board of directors and as Executive Chairperson immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, at which time, Ms. Simo will be appointed Chairperson of our board of directors.

(4)

Mr. Giovanni commenced employment as our Chief Financial Officer, effective January 27, 2021. In connection with Mr. Giovanni’s appointment, Mr. Sanghvi ceased serving as our Chief Financial Officer and continued to provide services to us as a non-executive employee in order to facilitate an orderly transition of his duties. Mr. Sanghvi ceased providing services to us effective April 1, 2021.

(5)	Ms. Sharma commenced employment as our Chief Operating Officer, effective February 17, 2021.
(6)	Mr. Schaaf ceased serving as our Chief Technology Officer, effective September 21, 2022.

Historically, our board of directors has been responsible for overseeing all aspects of our executive compensation program. In December 2021, in connection with the establishment of our compensation committee, our board of directors delegated to our compensation committee authority over our executive compensation program. Unless the context implies otherwise, references to our board of directors in this “Executive Compensation” section will be deemed to refer to our compensation committee for periods following the formation of our compensation committee.

Executive Summary

Executive Transitions

Fiscal year 2021 was a significant year for our business, as we looked to capitalize on our growth and momentum. As we continued to expand our business and in anticipation of our potential transition into being a publicly-traded company, our board of directors worked to strengthen our senior management team by appointing experienced, talented executives with demonstrated track records of success in areas key to Instacart’s success. Our new executive team has made significant progress on our strategic initiatives and business goals throughout 2021, including the introduction of new consumer use cases such as virtual convenience and ultrafast delivery, launch of our first national brand campaign, a full product rebrand, and continuing to increase the number of retail partners during the course of 2021.

•	Chief Executive Officer. In August 2021, our board of directors appointed Fidji Simo as our Chief Executive Officer. Ms. Simo had previously served in various roles at Meta, including most recently as

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Head of the Facebook App, where she led a team of 6,000 people and was responsible for the development of Facebook, the flagship product of Meta. Ms. Simo is a consumer technology industry leader with significant experience in operations, strategy, and product development, and after careful consideration, our board of directors determined that Ms. Simo was the right person to lead us into our next phase of growth. Ms. Simo’s deep product and technology expertise aligns with her stated vision for the future of Instacart, which consists of developing technologies to power every grocery transaction and help retailers with their own digital transformations. In designing Ms. Simo’s compensation package, our board of directors sought to deliver compensation to Ms. Simo that, among other things, recognized the compensation and opportunities she forfeited by leaving Meta, including her significant equity stake, as further described in this Compensation Discussion and Analysis. In connection with her appointment as our Chief Executive Officer, our former Chief Executive Officer, Mr. Mehta, transitioned to the role of our Executive Chairperson.

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Chief Financial Officer. In January 2021, our board of directors appointed Nick Giovanni as our Chief Financial Officer. Mr. Giovanni had previously served in a number of roles at The Goldman Sachs Group, Inc., a multinational investment bank and financial services company, most recently as Global Head of the Technology, Media and Telecom Group in the Investment Banking Division, where he was responsible for division management and oversight of technology investment banking transactions. Mr. Giovanni has extensive experience and expertise in finance and advising public companies regarding financial transactions. Our board of directors viewed appointing a chief financial officer of Mr. Giovanni’s caliber as a critical step in preparing for a potential initial public offering of our common stock.

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Chief Operating Officer. In February 2021, our board of directors appointed Asha Sharma as our Chief Operating Officer. Ms. Sharma has helped scale businesses in a number of product and operational leadership roles, including at Meta, where she was most recently Vice President of Product for Messenger. Ms. Sharma was appointed as our Chief Operating Officer by our board of directors in light of her extensive expertise in leading teams in the development of technology products and services.

•

President. In July 2021, our board of directors appointed Carolyn Everson as our President. Ms. Everson had previously served in various roles at Meta, where she was most recently the Vice President of Global Marketing Solutions. Our board of directors viewed Ms. Everson’s experience in leading a large sales organization at the second-largest digital ads platform in the world as extremely valuable to Instacart’s continued growth. In December 2021, our board of directors and Ms. Everson mutually agreed that Ms. Everson would cease providing services to us.

To attract each of these highly qualified executives to Instacart, we offered compensation packages that were developed in recognition of their compensation at their prior employers as well as their significant equity stakes that would be forfeited upon joining Instacart, rather than strictly focusing on the compensation practices of our peers. Because of the varied contexts for each executive, the compensation packages differed for each individual. Our board of directors believes that the compensation packages provided to our executives were appropriate in light of their overall expected contributions to our business and taking into consideration amounts that would be forfeited at their previous employers. In addition, to align the interests of our executive team with our stockholders, each executive received a compensation package that emphasized long-term equity, and in most cases, rigorous performance. We provide additional detail on compensation arrangements for our named executive officers below in the section titled “—2021 Executive Compensation Program.”

Compensation Philosophy and Objectives

Our compensation committee (previously our board of directors) has oversight of our executive compensation program. Our compensation committee believes that the most effective executive compensation programs are designed to reward the achievement of our specific annual, long-term, and strategic goals, and which align executives’ interests with those of stockholders by rewarding exceptional performance, with the

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ultimate objective of improving stockholder value. Our compensation committee evaluates both performance and compensation to ensure that we maintain our ability to attract and retain superior employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives at comparable companies.

Specifically, our executive compensation program is designed to:

•	attract, retain, and motivate top talent;

•	align our compensation structures with our strategic needs and market practices;

•	provide incentives that align our executives’ interests with those of our stockholders; and

•	promote consistency and internal equity amongst our executive team.

Executive Compensation Policies and Practices

Our executive compensation program adheres to the following practices:

What We Do	What We Don’t Do

✔ Deliver a majority of compensation through long-term equity incentives

✔ Determine incentive opportunities based on corporate and individual performance

✔ Assess risks of our compensation program

✔ Retain an independent compensation advisor

✔ Broadly use double-trigger change in control arrangements

✗ No tax reimbursements or tax gross-ups on severance or change in control payments

✗ No special executive welfare or health benefits, or retirement plans not available to our employees generally

✗ No guaranteed salary increases or annual bonuses

✗ No hedging or pledging of our stock

Evolution of Executive Compensation Program

Our board of directors has historically been responsible for our executive compensation program. In making compensation decisions, our board of directors, and since its formation, our compensation committee, has closely considered, among other things, our significant corporate achievements and our growth potential as a company. As our business and company continue to transform, our compensation programs continue to evolve and develop into those appropriate to our size and stage of business. We continue to carefully evaluate our compensation arrangements and develop programs that we feel are the most appropriate to drive results for our company and our stockholders. As we make changes to expand our business, we focus on ensuring that our pay program aligns our executives’ compensation with our stockholders’ interests and our company’s performance over the long term.

Our compensation committee makes decisions on a case-by-case basis and considers market insights, competitive dynamics, prior experience, and future role with Instacart in structuring a total compensation package for each named executive officer. Our compensation committee targets a mix of salary, short-term, and long-term incentive compensation, in the form of cash and non-cash compensation, that would be appropriate to achieve the goals of our executive compensation program and our corporate objectives. However, our compensation committee typically structures a significant portion of our executive officers’ compensation packages to be comprised of long- term equity awards to align the executive officers’ incentives with the interests of our stockholders and focus our executives on achieving key corporate goals that drive our business.

How We Determine Executive Compensation

Role of our Board of Directors

Historically, our board of directors has been responsible for overseeing all aspects of our executive compensation programs. In December 2021, in connection with the establishment of our compensation

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committee, our board of directors delegated to our compensation committee authority over our executive compensation program, other than with respect to our Executive Chairperson, whose compensation is determined solely by our board of directors.

Role of our Compensation Committee

Since its formation, our compensation committee has been responsible for reviewing and approving the compensation of our Chief Executive Officer and other executive officers, including base salaries, annual performance-based compensation, the size and structure of equity awards, and any executive perquisites. Our compensation committee generally determines the principal components of compensation for our executive officers on an annual basis; however, decisions may be made at other times for new hires, promotions, or other special circumstances as our board of directors determines appropriate.

Role of Management

Our board of directors has worked with and received information and analyses from management, including within our legal, finance, and human resources departments, and our Chief Executive Officer, and considered such information and analyses in determining the structure and amount of compensation to be paid to our executive officers, including our named executive officers, with the exception of our Executive Chairperson, whose compensation is determined solely by our board of directors. Our Chief Executive Officer evaluates and provides to our board of directors executive officer performance assessments and management’s recommendations and proposals regarding executive officer compensation programs and decisions affecting base salaries, annual performance-based compensation, long-term incentive compensation, and other compensation-related matters outside of the presence of any other named executive officers. However, our board of directors retains the final authority to make all compensation decisions for our named executive officers. While our Chief Executive Officer discusses her recommendations regarding the compensation of other named executive officers with our board of directors, she does not participate in the deliberations concerning, or the determination of, her own compensation.

From time to time, various other members of management and other employees, as well as outside advisors or consultants, may be invited to make presentations, provide financial or other background information or advice, or otherwise participate in our board of directors and compensation committee meetings. Members of management, including our Chief Executive Officer, may attend portions of our board of directors or compensation committee meetings; however, neither our Chief Executive Officer nor our Executive Chairperson may be present during decisions regarding her or his compensation.

Role of Compensation Consultant

Our board of directors, and since its formation our compensation committee, has the authority to engage its own advisors to assist in carrying out its responsibilities. In September 2020, our board of directors engaged Semler Brossy to provide guidance regarding the amount and types of compensation that we pay our executives, how our compensation practices compare to the compensation practices of other companies, including with respect to a peer group of companies developed in consultation with Semler Brossy, and other compensation-related matters. Semler Brossy reports directly to our board of directors, although Semler Brossy may meet with members of management for the purposes of gathering information on proposals that management may make to our board of directors. Semler Brossy does not provide any services to us other than the services provided to our board of directors.

Use of Competitive Market Compensation Data

When making compensation decisions, our board of directors believes that it is important to be informed as to the current practices of comparable companies with which we compete for top talent. To this end, our board of

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directors worked with Semler Brossy to compile a list of our peer companies to be considered, among other factors, in connection with assessing compensation practices and pay levels. Our board of directors believes that the peer and market data provided by Semler Brossy, along with other factors, serve as an important reference point when setting compensation for our named executive officers because competition for executive management is intense in our industry and the retention of our talented leadership team is critical to our success.

Compensation Peer Group

For 2021, Semler Brossy proposed a group of companies that would be appropriate peers to be considered, among other factors, when making compensation decisions, based on the following criteria:

•	Industry (Internet & Direct Marketing Retail, IT Services, Interactive Media & Services, Media Software, Entertainment, and other technology companies);

•	Scale (based on revenue and market capitalization);

•	Talent profile (companies with which we compete for executive talent); and

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Business characteristics (companies with a digital marketplace or operation-based component, strong consumer-facing brand, or technology-oriented industry leaders driving disruption in their core business segment).

Using the above criteria, the following 25 companies were identified by our board of directors in November 2020 as appropriately sized for our peer group for the purpose of informing executive pay decisions for fiscal year 2021:

Airbnb, Inc.	Fortinet, Inc.	Splunk Inc.
Autodesk, Inc.	Garmin Ltd.	Spotify Technology S.A.
Cadence Design Systems, Inc.	GoDaddy Inc.	Twitter, Inc.
Carvana Co.	IAC/InterActiveCorp	Wayfair Inc.
Chewy, Inc.	Lyft, Inc.	Workday, Inc.
DoorDash, Inc.	Match Group, Inc.	Zillow Group, Inc.
DropBox, Inc.	Palo Alto Networks, Inc.	Zynga Inc.
Electronic Arts Inc.	Peloton Interactive, Inc.
EPAM Systems, Inc.	Snap Inc.

In February 2022, we reviewed our compensation peer group to consider whether any adjustments were appropriate. We added nine companies (Coinbase Global, Inc., Datadog, Inc., Etsy, Inc., Palantir Technologies Inc., Pinterest, Inc., Robinhood Markets, Inc., Snowflake Inc., Uber Technologies, Inc., and Zoom Video Communications, Inc.) and removed 12 companies (Autodesk, Inc., Cadence Design Systems, Inc., Carvana Co., Chewy, Inc., Electronic Arts Inc., EPAM Systems, Inc., Fortinet, Inc., Garmin Ltd., IAC/InterActiveCorp, Spotify Technology S.A., Wayfair Inc., and Zynga Inc.) to be more reflective of our screening criteria noted above. The resulting peer group for the purpose of informing executive pay decisions for fiscal year 2022 comprises the following 22 companies:

Airbnb, Inc.	Match Group, Inc.	Snowflake Inc.
Coinbase Global, Inc.	Palantir Technologies Inc.	Splunk Inc.
Datadog, Inc.	Palo Alto Networks, Inc.	Twitter, Inc.
DoorDash, Inc.	Peloton Interactive, Inc.	Uber Technologies, Inc.
DropBox, Inc.	Pinterest, Inc.	Workday, Inc.
Etsy, Inc.	Robinhood Markets, Inc.	Zillow Group, Inc.
GoDaddy Inc.	Snap Inc.	Zoom Video Communications, Inc.
Lyft, Inc.

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Factors Used in Determining Executive Compensation

Our board of directors sets the compensation of our executive officers at levels it determines to be competitive and appropriate for each executive officer, using the professional experience and judgment of our compensation committee members. Although market data is used as a reference point to inform initial guidelines, our board of directors believes executive pay decisions require consideration of a multitude of relevant factors which may vary from year to year, and accordingly, pay decisions are not made by use of a rigid formulaic approach or benchmark. In making executive compensation decisions, our board of directors generally takes into consideration the following factors:

Company performance and existing business needs	Instacart’s culture and values
Each executive officer’s individual performance, scope of job function and criticality of the skill set	Our board of directors’ judgment
The need to attract new talent and retain existing talent in a highly competitive industry	Each executive officer’s current equity ownership and total direct compensation
Our Chief Executive Officer’s recommendations (other than for herself)	Aggregate compensation cost and impact on stockholder dilution
Internal pay equity	Positioning relative to peers in market

Key Components and Design of the Executive Compensation Program

Total Direct Compensation

Our executive compensation program focuses on total direct compensation, which consists of base salary, annual performance bonuses, and target long-term incentive awards. Our board of directors takes a holistic approach to compensation and seeks to ensure that the aggregate level of pay, across all pay elements, is meeting our desired objectives for each executive officer.

In evaluating our executive compensation policies and programs, we consider both the performance and skills of each of our executives, as well as the compensation offered to such executives in their prior roles and the compensation paid to executives in similar companies with similar responsibilities. We focus on providing a competitive compensation package to each of our executive officers that provides significant short-term and long-term incentives for the achievement of measurable corporate objectives. We believe that this approach provides an appropriate blend of short-term and long-term incentives to achieve corporate objectives and maximize stockholder value.

Our board of directors uses its judgment to establish a total compensation program for each named executive officer that is a mix of current, short-term, and long-term incentive compensation, and cash and non-cash compensation, that it believes appropriate to achieve the goals of our executive compensation program and our corporate objectives. However, our board of directors typically structures a significant portion of our executive officers’ compensation package to be comprised of long-term equity awards to align the executive officers’ incentives with the interests of our stockholders and focus our executives on achieving key corporate goals that drive our business.

Elements of Executive Compensation

Executive compensation generally consists of, and is intended to strike a balance among, the following three principal components: base salary, annual performance bonuses, and long-term incentive compensation. We also provide our executive officers with sign-on bonuses on a case-by-case basis, severance and change in control related payments and benefits, as well as benefits available to all our employees, including retirement benefits under our 401(k) plan and participation in various employee health and welfare benefit plans. The following chart summarizes the three principal elements of our executive compensation program, their objectives, and key features.

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Element	Objectives	Key Features
Base Salary (fixed cash)	Provides financial stability and security through a fixed amount of cash for performing job responsibilities.	Fixed compensation that is periodically reviewed and adjusted if and when appropriate.

Annual Performance Bonus (at-risk cash)	Motivates and rewards for driving company-wide performance on an annual basis.	Incentive opportunities are dependent upon our board of directors’ assessment of corporate and individual performance for each applicable year.

Long-Term Incentive Compensation (at-risk equity)	Motivates and rewards for long-term company performance, including achievement of market capitalization goals, which, if achieved, would result in significant value creation for our stockholders; aligns executives’ interests with stockholder interests and changes in stockholder value. Attracts highly qualified executives and encourages their continued employment over the long term.	Equity incentives may be granted as appropriate during the year for new hires, promotions, annual refresh grants or other special circumstances, such as to encourage retention, or incentivize exceptional performance.

2021 Executive Compensation Program

Base Salary

Our board of directors determined the initial annual base salary for each of Ms. Simo, Mr. Giovanni, Ms. Sharma, and Ms. Everson in connection with his or her commencement of employment with us, based on the amount our board of directors determined was appropriate to induce each executive to join us, and reasonable in relation to market data provided by Semler Brossy and our other executive officers’ base compensation.

In July 2021, our board of directors approved increases to the annual base salaries of each of Mr. Mehta, Mr. Giovanni, Ms. Sharma, Mr. Schaaf, and Mr. Fong, effective August 7, 2021, in an amount necessary to reflect his or her respective scope of responsibility and oversight of significant functions within our organization, as well as to maintain competitive positioning relative to the market data provided by Semler Brossy based on our compensation peer group and the compensation of our other named executive officers.

The annual base salaries of each of our named executive officers for 2021 are listed below.

Executive	2021 Annual Base Salary ($)(1)
Fidji Simo	500,000
Apoorva Mehta	500,000
Nick Giovanni	500,000
Asha Sharma	500,000
Mark Schaaf	500,000
Morgan Fong	500,000
Carolyn Everson	500,000
Sagar Sanghvi	400,000

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(1)

Effective August 7, 2021, the base salary for each of Mr. Mehta, Mr. Giovanni, Ms. Sharma, and Mr. Schaaf was increased from $400,000 to $500,000, and the base salary for Mr. Fong was increased from $375,000 to $500,000.

Annual Performance Bonus

We did not maintain a formal performance bonus plan during 2021. Pursuant to their confirmatory offer letters, for 2021, each of Mr. Giovanni, Ms. Sharma, Mr. Schaaf, and Mr. Fong was eligible to receive an annual performance bonus at a specified target amount. Ms. Simo and Ms. Everson were not eligible for such annual performance bonuses given they each commenced employment with us later in the year. In December 2021, based on the recommendation of our Chief Executive Officer (except in the case of Mr. Mehta), our board of directors approved annual performance bonuses to each of Mr. Mehta, Mr. Giovanni, Ms. Sharma, Mr. Schaaf, and Mr. Fong in the amounts shown below, which amounts were pro-rated for our named executive officers who commenced employment during 2021 based on the number of days employed with us in 2021.

Name	Target Bonus Amount ($)	Bonus Amount Paid ($)
Fidji Simo(1)	—	—
Apoorva Mehta	100,000	100,000
Nick Giovanni	100,000	92,603
Asha Sharma	100,000	86,849
Mark Schaaf	100,000	100,000
Morgan Fong	35,000	35,000
Carolyn Everson(1)	—	—
Sagar Sanghvi(2)	100,000	—

(1)	Ms. Simo and Ms. Everson were not eligible to receive annual performance bonuses for 2021 given they each commenced employment with us later in the year.
(2)	Mr. Sanghvi was not eligible to receive an annual performance bonus for 2021 in light of his cessation of service on April 1, 2021.

In determining the amount of each applicable named executive officer’s annual performance bonus amount, our board of directors considered overall company performance in 2021, time in role, and individual performance as it related to overall company success.

Executive Performance Bonus Plan

In connection with this offering, we adopted our Executive Performance Bonus Plan, or the Bonus Plan, in May 2022, pursuant to which the compensation committee may, in the future, award performance-based cash incentives to certain key executives, including all of our named executive officers who are currently providing services to us. The Bonus Plan provides for the opportunity to earn cash incentive payments based upon the attainment of certain corporate, financial, operational, and other performance measures or objectives to be established by our compensation committee at the beginning of each fiscal year. Each participant will have a target annual performance incentive opportunity that corresponds to the achievement of the applicable corporate performance goals, which may be a percentage of such participant’s annual base salary or a fixed dollar amount. The corporate performance goals and incentive formulas will be adopted annually by our compensation committee and communicated to each participant. If the applicable corporate performance goals are met, our compensation committee will determine if incentive payments are made as soon as practicable thereafter.

Long-Term Incentive Compensation

We have historically granted equity compensation to our executive officers primarily in the form of stock options and RSU awards. With the exception of Mr. Giovanni, who received stock option and restricted stock awards as a result of the negotiations pertaining to his recruitment, all equity awards granted to our named executive officers in 2021 consisted of RSU awards. Our board of directors believes that RSU awards align our named executive officers’ interests with those of our stockholders by providing a return directly in line with our

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stock price and minimize incentive for short-term risk-taking at the expense of realizing long-term value. RSU awards encourage retention through vesting over the recipient’s continued employment with us over a multi-year period (or, with respect to performance-based RSU awards, for a specified performance period), cover fewer shares than stock options, minimize dilution to stockholders, and are the predominant type of equity award utilized by the peer companies with whom we compete for talent.

Our general policy in effect prior to this offering is to grant equity awards on fixed dates determined in advance, although there may be occasions when grants are made on other dates, such as grants to new hires or other special circumstances. All required approvals are obtained in advance of or on the actual grant date.

In light of Mr. Mehta’s significant equity holdings as our Founder and Executive Chairperson, we did not grant any equity awards to Mr. Mehta in 2021.

New Hire Compensation Arrangements

Ms. Simo. In August 2021, our board of directors appointed Fidji Simo as our Chief Executive Officer. Our board of directors sought to deliver compensation to Ms. Simo that was commensurate with her capabilities and experience, recognized the compensation and opportunities she forfeited by leaving her prior employer, and incentivized exceptional performance in leading Instacart through a critical stage of the business. In developing her compensation package, the Board considered:

•	The anticipated scope of her role in leading Instacart through a potential strategic transaction or initial public offering;

•	The importance of fully aligning Ms. Simo’s interests with those of our stockholders;

•	The fiercely competitive market for a leader of Ms. Simo’s caliber; and

•	The value of Ms. Simo’s compensation with her former employer that was forfeited in connection with her appointment as our Chief Executive Officer.

Key aspects of Ms. Simo’s compensation arrangements, and the rationale for providing each component, include:

•	Base Salary: $500,000 annually. Set in consideration of market practice and salary arrangements at her prior employer.

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Cash Retention Award: $2,100,000, earned in three equal installments on the first, second and third anniversaries of Ms. Simo’s employment start date, subject to certain repayment and forfeiture provisions. Provided to induce Ms. Simo to join us and ensure long-term retention. The first installment was advanced and paid in 2021. The second and third installments will be advanced and paid in 2022 and 2023, respectively,

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Additional Cash Award: $6,000,000 paid in August 2021. Provided to induce Ms. Simo to commence employment with us as promptly as possible and in lieu of a portion of her new hire RSU award. Intended to directly replace equity at Ms. Simo’s prior employer that was forfeited in connection with her departure but which would otherwise have vested toward the end of August 2021.

•	Long-Term Incentives:

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New Hire RSU Award: Represents the right to be issued up to 752,000 shares of our common stock. This award vests upon satisfaction of both service-based and liquidity event-based vesting conditions. The service-based vesting condition is satisfied over a period of five years, subject to Ms. Simo’s continued employment with us. The liquidity event-based vesting condition will be satisfied upon the earlier of (i) a change of control and (ii) the effective date of the registration statement of which this prospectus forms a part, referred to as the Liquidity Condition in this “Executive Compensation” section. This award was intended to replace equity forfeited at her prior employer and build immediate long-term alignment with our stockholders.

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New Hire PSU Award: In order to incentivize strong performance and a focus on creating stockholder value, our board of directors also granted Ms. Simo a performance-based RSU award, or the PSU award, representing the right to be issued up to 800,000 additional shares of our common stock. This award vests upon satisfaction of certain market capitalization goals ranging from $45 billion to $80 billion, as set forth in the table below, during the five-year period following an initial public offering. At the time of grant, based on our then-current valuation, which was significantly below the first market capitalization goal required for the PSU award to vest, our board of directors believed that the market capitalization goals were challenging, would require exceptional performance to be attained and, to the extent attained, would deliver significant value to our stockholders. Each tranche of the PSU award will vest upon the satisfaction of the corresponding market capitalization goal during the five-year performance period following an initial public offering and prior to termination of employment. As of the date of this prospectus, no tranches have vested.

Tranche	Market Capitalization Target (billions)	Number of Shares Subject to PSU Award Eligible to Vest
1	$45.0	80,000
2	$48.9	80,000
3	$52.8	80,000
4	$56.7	80,000
5	$60.6	80,000
6	$64.4	80,000
7	$68.3	80,000
8	$72.2	80,000
9	$76.1	80,000
10	$80.0	80,000

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Transaction-Based RSU Award: At the time of Ms. Simo’s appointment, our board of directors considered a variety of potential go-forward paths for Instacart, including the possibility of a transaction in which Ms. Simo would have likely forfeited both her new hire RSU award and her new hire PSU award. To ensure that Ms. Simo was aligned with the best interests of our stockholders, our board of directors provided a transaction-based RSU award representing the right to be issued up to 1,661,538 shares of our common stock, which would have been eligible to vest only to the extent that we entered into a definitive agreement to consummate a change in control transaction within 12 months following Ms. Simo’s commencement of employment with us and subject to her continued employment through certain specified dates thereafter.

The awards above were structured such that Ms. Simo would only be able to vest in either (i) the new hire RSU award and new hire PSU award, or (ii) the new hire RSU award and the transaction-based RSU award, but not both. In May 2022, Ms. Simo elected to voluntarily forfeit the transaction-based RSU award in its entirety. The transaction-based RSU award accounted for approximately $201 million of the $376 million of stock awards, reported based on the grant date fair value calculated in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718, or ASC Topic 718, that Ms. Simo received in 2021 in connection with her service as our Chief Executive Officer, as set forth in the section titled “—Grants of Plan-Based Awards.” As a result of the forfeiture of the transaction-based RSU award, the aggregate grant date fair value of the remaining stock awards is approximately $175 million. Each of Ms. Simo’s remaining new hire equity awards is subject to acceleration of vesting upon the occurrence of certain events and, with respect to the PSU award, to reduction and forfeiture under certain circumstances, each as described in the section titled “—Potential Payments upon Termination or Change of Control.”

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Mr. Giovanni. In January 2021, our board of directors appointed Nick Giovanni as our Chief Financial Officer. When determining Mr. Giovanni’s compensation package, our board of directors considered Mr. Giovanni’s prior experience in financial services, incentive awards that would be forfeited at Mr. Giovanni’s prior employer, and Mr. Giovanni’s expected future contributions to Instacart as Chief Financial Officer.

Key aspects of Mr. Giovanni’s compensation arrangements, and the rationale for providing each component, include:

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Base Salary: $400,000 annually. Initially set in consideration of market practice and Instacart’s compensation structure for senior executives. Mr. Giovanni’s base salary was increased to $500,000, effective August 7, 2021.

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New Hire Restricted Stock: 450,000 restricted shares of our common stock. The restricted stock is subject to our right to reacquire such shares at no cost, which right lapses in accordance with a vesting schedule that requires the satisfaction of both a service-based vesting condition and the Liquidity Condition in order to fully vest. The service-based vesting condition is satisfied over four years, subject to Mr. Giovanni’s continued service with us. This award was intended to replace equity forfeited at his prior employer and build immediate long-term alignment with our stockholders.

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New Hire Stock Option: Stock option to purchase up to 450,000 shares of our common stock. The stock option has an exercise price per share of $47.69 and vests over four years, subject to Mr. Giovanni’s continued service with us. The stock option was awarded to further align Mr. Giovanni with long-term value creation for our stockholders and the performance of our company.

•	Mr. Giovanni’s equity awards are also subject to potential acceleration as described in the section titled “—Potential Payments upon Termination or Change of Control.”

Ms. Sharma. In February 2021, our board of directors appointed Asha Sharma as our Chief Operating Officer. When determining Ms. Sharma’s compensation package, our board of directors considered Ms. Sharma’s prior experience leading product development for major technology companies, incentive awards that would be forfeited at Ms. Sharma’s prior employer, and Ms. Sharma’s expected future contributions to Instacart as Chief Operating Officer.

Key aspects of Ms. Sharma’s compensation arrangements, and the rationale for providing each component, include:

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Base Salary: $400,000 annually. Initially set in consideration of market practice and Instacart’s compensation structure for senior executives. Ms. Sharma’s base salary was increased to $500,000, effective August 7, 2021.

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New Hire RSU Award: Represents the right to be issued up to 1,000,000 shares of our common stock. The award vests upon satisfaction of both a service-based vesting condition and the Liquidity Condition. The service-based vesting condition is satisfied over a period of four years, subject to Ms. Sharma’s continued service with us. This award was intended to replace equity forfeited at her prior employer and build immediate long-term alignment with our stockholders. Ms. Sharma’s RSU award is also subject to potential acceleration as described in the section titled “—Potential Payments upon Termination or Change of Control.”

Ms. Everson. In July 2021, our board of directors appointed Carolyn Everson as our President. When determining Ms. Everson’s compensation package, our board of directors considered Ms. Everson’s prior experience leading digital ad sales at leading technology companies and Ms. Everson’s expected future contributions to Instacart as President. Key aspects of Ms. Everson’s compensation arrangements are described in the section titled, “—Employment and Severance Agreements.” In December 2021, we entered into a separation agreement with Ms. Everson in connection with her cessation of services with us, the terms of which are described in the section titled “—Potential Payments upon Termination or Change of Control.”

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Refresh RSU Grants

In July 2021, we granted refresh equity awards in the form of RSU awards to certain of our named executive officers who commenced employment with us prior to 2021. Mr. Schaaf and Mr. Fong were each granted RSU awards representing the right to be issued 166,400 shares and 43,200 shares of our common stock, respectively. Each RSU award vests upon satisfaction of both a service-based vesting condition and the Liquidity Condition. The service-based vesting condition is satisfied over a period of four years, with 25% of the award satisfying the service-based vesting condition on August 15, 2022 and the remaining portion of the award satisfying the service-based vesting condition in equal quarterly installments thereafter, subject to the executive’s continued service with us. In determining the appropriate size of refresh grants, our board of directors aimed to deliver equity awards to each applicable executive officer to meet the need to maintain equity opportunities competitive with the market and serve the retention and incentive purposes of the awards.

The Liquidity Condition applicable to the new hire equity awards and the refresh equity awards will be deemed satisfied in connection with the effectiveness of the registration statement of which this prospectus forms a part.

Summary of Equity Awards

The equity awards granted to each of our named executive officers during 2021 are reflected in the table below.

Executive	Type of Grant	Shares (#)
Fidji Simo(1)	New Hire RSU	752,000
	New Hire PSU	800,000
	Transaction-Based RSU	1,661,538	(2)
Nick Giovanni	New Hire RSA	450,000
	New Hire Option	450,000
Asha Sharma	New Hire RSU	1,000,000
Mark Schaaf	Refresh RSU	166,400
Morgan Fong	Refresh RSU	43,200
Carolyn Everson	New Hire RSU	480,000	(3)

(1)

Ms. Simo served as a member of our board of directors prior to her appointment as our Chief Executive Officer. In connection with her appointment to our board of directors, Ms. Simo received an RSU award representing the right to be issued 12,500 shares of our common stock, effective January 2021.

(2)	Ms. Simo voluntarily forfeited this award in its entirety, without any cost or charge to us, effective May 2022.
(3)

In connection with the cessation of her service in December 2021, the service-based vesting condition was deemed satisfied with respect to 120,000 of the 480,000 shares of common stock, which portion of the award will remain outstanding and be settled upon the satisfaction of the Liquidity Condition. Ms. Everson forfeited the remaining 360,000 shares subject to the RSU award.

Realizable Pay

A significant portion of our executive compensation is “at risk” and is dependent on business performance or the occurrence of certain significant transactions. To supplement the compensation reported in the section titled “—Summary Compensation Table,” we have included the following supplemental table, which we believe provides a useful representation of compensation earned, and that is realizable, by our named executive officers, collectively referred to as “realizable pay” and further described below. We believe that realizable pay provides meaningful supplemental context to the Summary Compensation Table to illustrate compensation opportunities for our named executive officers and helps to demonstrate alignment with our strategic goals, particularly with respect to the significant amount of equity-based compensation held by our named executive officers, the value of which is, in part, dependent on the occurrence of certain significant transactions or our stock price performance.

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We define “realizable pay” for any given measurement period as follows:

Realizable pay includes:

•   Realized pay (i.e., actual base salary and actual cash incentives and other bonuses earned during the measurement period)

•   Intrinsic value (i.e., fair market value of a share as of the end of the measurement period, minus the exercise price) of stock option awards that were granted during the measurement period

•   Fair market value as of the measurement date of any outstanding restricted stock and RSU awards that were granted during, and that were outstanding as of the end of, the measurement period (assuming that the service-based vesting condition and liquidity event-based vesting condition applicable to such awards have been satisfied)

Realizable pay does not include:

•   The value of any equity awards that were granted prior to, or forfeited during, the measurement period, including Ms. Simo’s transaction-based RSU award (which she voluntarily forfeited in May 2022)

•   The value of Ms. Simo’s PSU award, because the applicable market capitalization goals would not have been achieved based on actual performance through the end of the measurement period

•   The value of items reported as “all other compensation” in the section titled “—Summary Compensation Table” or any other items that may be reportable as “all other compensation” in a future year

In reviewing this realizable pay disclosure, readers should consider, among other things, that:

•

the intrinsic value of stock option awards shown in the table below may be higher or lower than the amounts that our named executive officers may receive upon exercise of their awards, which amounts are based on our stock price performance following the listing of our common stock on Nasdaq over the life of the awards, and if our stock price were to increase, our named executive officers may receive amounts that exceed the current intrinsic values;

•

the fair market value of the restricted stock and RSU awards that our named executive officers may become entitled to receive on the applicable vesting dates may be higher or lower than the fair market value of the restricted stock and RSU awards presented in the table below depending on our future stock price performance following the listing of our common stock on Nasdaq; and

•

with respect to Ms. Simo’s PSU award, although the table below does not include the value of that award because the applicable market capitalization goals would not have been achieved based on actual performance through the end of the measurement period, Ms. Simo will remain eligible to vest in, and accordingly she may receive significant value from, the PSU award following the completion of this offering. See the section titled “—Long-Term Incentive Compensation—New-Hire Compensation Arrangements” for additional information regarding Ms. Simo’s PSU award.

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The table below presents the realizable pay for each of our named executive officers who are currently providing services to us for the period beginning on January 1, 2021 and ending on June 30, 2022, which we refer to as the measurement period. This supplemental table is not a substitute for reported compensation in the section titled “—Summary Compensation Table,” is shown for informational purposes only, and is not presented to comply with SEC requirements. Readers are encouraged to read this supplemental table together with the section titled “—Summary Compensation Table” and other information presented in this “Executive Compensation” section.

	Realized Pay for the Measurement Period			Other Realizable Pay for the Measurement Period
Name	Salary ($)	Bonus ($)	Total ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(2)(4)	Total Realizable Pay for the Measurement Period ($)(5)
Fidji Simo	461,538	6,700,000	7,161,538	73,667,715	—	80,829,253
Apoorva Mehta	691,923	100,000	791,923	—	—	791,923
Nick Giovanni	664,231	92,603	756,834	43,658,000	13,072,500	57,487,334
Asha Sharma	641,154	86,849	728,003	87,990,007	—	88,718,010
Mark Schaaf	691,923	100,000	791,923	18,769,530	—	19,561,453
Morgan Fong	676,923	35,000	711,923	8,715,132	—	9,427,055

(1)	Realized pay reflects actual base salary and actual cash incentives and other bonuses earned during the measurement period.
(2)

The values shown above in the “Stock Awards” and “Option Awards” columns reflect the fair value of our common stock of $76.74 per share as of February 28, 2022, as determined by our board of directors, which is the most recent date on or prior to the end of the measurement period on which our board of directors determined a fair value of our common stock. There can be no assurances that trading prices of our common stock following the listing of our common stock on Nasdaq will be consistent with such valuation. Such values shown above in the “Stock Awards” and “Option Awards” columns also assume that all vesting conditions under the terms of such awards are probable, in accordance with applicable accounting standards, including ASC Topic 718. Such values are not intended to be a substitute for actual accounting costs that may be recognized in connection with vesting, exercise, or settlement of the applicable awards, as the case may be, which costs may be substantially different.

(3)

This column reflects the value of the following restricted stock and RSU awards granted during the measurement period and held by our named executive officers (not including Ms. Simo’s transaction-based RSU award, which she voluntarily forfeited in May 2022): (a) for Ms. Simo, (i) 12,500 RSUs granted on January 27, 2021 (in her capacity as a director), (ii) 752,000 RSUs granted on August 2, 2021, and (iii) 195,465 RSUs granted on April 16, 2022; (b) for Mr. Giovanni, (i) 450,000 shares of restricted stock granted on January 27, 2021 and (ii) 118,908 RSUs granted on April 16, 2022; (c) for Ms. Sharma, (i) 1,000,000 RSUs granted on April 28, 2021 and (ii) 146,599 RSUs granted on April 16, 2022; (d) for Mr. Schaaf, (i) 166,400 RSUs granted on July 1, 2021 and (ii) 78,186 RSUs granted on April 16, 2022; and (e) for Mr. Fong, (i) 43,200 RSUs granted on July 1, 2021 and (ii) 70,367 RSUs granted on April 16, 2022.

(4)	This column reflects the value of the option to purchase 450,000 shares of our common stock, at an exercise price of $47.69 per share, granted to Mr. Giovanni on January 27, 2021.
(5)

Realizable pay is the sum of (a) realized pay (i.e., actual base salary and actual cash incentives and other bonuses earned during the measurement period), (b) the intrinsic value (i.e., fair market value of a share, as of the end of the measurement period, minus the exercise price) of stock options that were granted during the measurement period, and (c) the fair market value, as of the end of the measurement period, of any outstanding restricted stock and RSU awards that were granted during, and that were outstanding as of the end of, the measurement period (assuming that the service-based vesting condition and liquidity event-based vesting condition applicable to such awards have been satisfied).

Other Features of Our Executive Compensation Program

Employment Offer Letters

In general, we have entered into offer letter agreements with each of our named executive officers (other than Mr. Mehta) that set forth the terms and conditions of their employment, including position, base salary, and certain severance benefits, as described below. Each of our named executive officers is an at-will employee.

Severance and Change in Control Benefits

In general, we provide severance protections to our named executive officers (other than Mr. Mehta) in the event that they experience certain types of termination events, including terminations in connection with a

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change in control of our company. Pursuant to her offer letter with us, Ms. Simo is eligible for severance and/or change in control benefits upon an involuntary termination or a termination due to death or disability. Each of Mr. Giovanni, Ms. Sharma, and Mr. Fong are, and prior to his cessation of services with us, Mr. Schaaf was, participants in our Severance and Change in Control Plan, or the Severance Plan, which was adopted in July 2021. The Severance Plan provides for severance and/or change in control benefits to the participants upon an involuntary termination or a termination that occurs due to a participant’s death or disability. An “involuntary termination” for purposes of Ms. Simo’s offer letter and the Severance Plan generally means a termination of the applicable named executive officer’s employment by us other than for cause, due to death or disability, or a resignation by the applicable named executive officer for good reason (each as defined in Ms. Simo’s offer letter or the Severance Plan, as applicable). A more detailed description of these arrangements is provided in the section titled “—Potential Payments upon Termination or Change of Control.”

Our board of directors believes these severance benefits are important from a retention perspective to provide some level of protection to our executives who might be terminated, including in connection with a change in control, and that the amounts are reasonable and maintain the competitiveness of our executive compensation and retention program. Further, our board of directors believes this structure serves to mitigate the distraction and loss of key executive officers that may occur in connection with potential or actual change in control. Such payments protect the interests of our stockholders by enhancing executive focus during potential change in control activity, retaining executives despite the uncertainty that generally exists while a transaction is under consideration and encouraging the executives responsible for negotiating potential transactions to do so with independence and objectivity. However, we do not have any agreements with our named executive officers guaranteeing any tax gross-up payments on severance or change in control benefits.

In addition, each of our named executive officers holds equity awards that were granted under and subject to the terms of our equity incentive plans and the applicable award agreements thereunder.

401(k) Plan, Welfare, and Health Benefits

We maintain a tax-qualified retirement plan that provides eligible U.S. employees, including our named executive officers, with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees may make voluntary contributions from their eligible pay, up to certain applicable annual limits set by the Internal Revenue Code of 1986, as amended, or the Code. We may make matching and discretionary contributions to the 401(k) plan. During 2021, we did not make matching contributions or discretionary contributions to the 401(k) plan. Effective January 1, 2022, we make safe-harbor matching employer contributions to the 401(k) plan in an amount equal to 4% of eligible base pay, subject to annual IRS limits. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan are deductible by us when made and contributions and earnings on those amounts are not generally taxable to the employees until withdrawn or distributed from the 401(k) plan.

In addition, we generally provide other benefits to our executive officers, including the named executive officers, on the same basis as to our other full-time employees. These benefits include, but are not limited to, medical, dental, vision, life, disability, and accidental death and dismemberment insurance plans. In general, we pay the premiums for the life, disability, and accidental death and dismemberment insurance for our employees, including our named executive officers.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Perquisites and Other Personal Benefits

Currently, we do not view perquisites or other personal benefits as a significant component of our executive compensation program. Accordingly, we generally do not provide excessive perquisites or other personal benefits

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to our executive officers, including the named executive officers, except in situations where we believe it is appropriate to assist an individual in the performance of his or her duties, to make our executive officers more efficient and effective, for recruitment and retention purposes, or to ensure their safety and security. We pay the premiums for term life insurance and disability insurance, subject to certain limitations, for all of our employees, including our named executive officers.

In the future, we may provide perquisites or other personal benefits in limited circumstances. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by our board of directors.

Tax and Accounting Implications

Accounting for Stock-Based Compensation

Under ASC Topic 718, we are required to measure the compensation expense for all stock-based awards made to employees and directors, including stock options, RSUs, and restricted stock, based on the grant-date fair value of these awards. We record stock-based compensation expense on an ongoing basis according to ASC Topic 718. The accounting impact of our compensation programs is one of many factors that our board of directors considers in determining the structure and size of our executive compensation programs.

Deductibility of Executive Compensation

Under Section 162(m) of the Code, or Section 162(m), compensation paid to each of the company’s “covered employees” that exceeds $1 million per taxable year is generally non-deductible unless the compensation qualifies for certain grandfathered exceptions (including the “performance-based compensation” exception) for certain compensation paid pursuant to a written binding contract in effect on November 2, 2017 and not materially modified on or after such date.

Although our board of directors will continue to consider tax implications as one factor in determining executive compensation, our board of directors also looks at other factors in making its decisions and retains the flexibility to provide compensation for our named executive officers in a manner consistent with the goals of our executive compensation program and the best interests of our company and stockholders, which may include providing for compensation that is not deductible by the company due to the deduction limit under Section 162(m). Our board of directors also retains the flexibility to modify compensation that was initially intended to be exempt from the deduction limit under Section 162(m) if it determines that such modifications are consistent with our business needs.

Other Compensation Policies and Practices

Clawback Policy

As a public company, if we are required to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws as a result of misconduct, our Chief Executive Officer and Chief Financial Officer may be required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive in accordance with the provisions of Section 304 of the Sarbanes-Oxley Act of 2002. Additionally, we intend to implement a Dodd-Frank Wall Street Reform and Consumer Protection Act-compliant compensation recoupment policy as soon as, and to the extent that, the requirements for such compensation recoupment policy are finalized by the SEC.

Policy Prohibiting Hedging and Pledging of Our Equity Securities

Hedging or monetization transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars, and exchange funds are prohibited by our insider trading policy. Since

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such hedging transactions allow a stockholder to continue to own our securities obtained through employee benefit plans or otherwise, but without the full risks and rewards of ownership, that stockholder may no longer have the same objectives as our other stockholders. Therefore, our insider trading policy prohibits our employees, including our executive officers and directors, from engaging in any such transactions.

Compensation Risk Assessment

Our board of directors has reviewed our compensation policies and practices to assess whether they encourage employees to take inappropriate risks. After conducting this review of compensation-related risk, our board of directors has concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on our company.

2022 Pay Actions

In April 2022, we granted refresh equity awards to our named executive officers who are currently providing services to us (other than Mr. Mehta, in light of his significant equity holdings as our Founder and Executive Chairperson), in the form of RSU awards. Each RSU award vests upon satisfaction of both a service-based vesting condition and the Liquidity Condition. The service-based vesting condition for all RSU awards, other than Ms. Simo’s award, is satisfied in equal quarterly installments over a period of four years, subject to the executive’s continued service with us through each applicable vesting date and subject to acceleration as described in the section titled “—Potential Payments upon Termination or Change of Control—Severance and Change in Control Plan.” The service-based vesting condition for Ms. Simo’s award is satisfied in four equal installments ending on April 15, 2023, subject to Ms. Simo’s continued service with us through each applicable vesting date and subject to acceleration in full in the event of Ms. Simo’s involuntary termination of employment or in the event the RSU award is not assumed, continued, or substituted for in the event of a change of control.

The number of shares of common stock subject to RSU awards granted to each of our named executive officers in April 2022 is reflected in the table below.

Executive Officer	RSUs (#)
Fidji Simo	195,465
Nick Giovanni	118,908
Asha Sharma	146,599
Mark Schaaf	78,186
Morgan Fong	70,367

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Summary Compensation Table

The following table presents all of the compensation awarded to or earned by our named executive officers during the fiscal year ended December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)		Option Awards ($)		All Other Compensation ($)		Total ($)
Fidji Simo Chief Executive Officer	2021	211,538	6,700,000	(1)	376,888,371	(2)	—		125,000	(3)	383,924,909
Apoorva Mehta Executive Chairperson and Former Chief Executive Officer	2021	441,923	100,000	(4)	—		—		—		541,923
Nick Giovanni Chief Financial Officer	2021	414,231	92,603	(4)	53,716,500	(5)(6)	22,408,722	(5)	264		76,632,320
Asha Sharma Chief Operating Officer	2021	391,154	86,849	(4)	119,370,000	(5)(6)(7)	—		—		119,848,003
Mark Schaaf Former Chief Technology Officer	2021	441,923	100,000	(4)	19,863,168		—		—		20,405,091
Morgan Fong General Counsel	2021	426,923	35,000	(4)	15,861,812	(5)(6)	—		—		16,323,735
Carolyn Everson Former President	2021	182,308	1,500,000	(8)	57,589,200	(9)	—		2,000,000	(10)	61,271,508
Sagar Sanghvi Former Chief Financial Officer	2021	100,000	—		—		—		—		100,000

(1)	The amount disclosed consists of a cash award of $6,000,000 and an amount equal to $700,000 representing the first of three equal installments of Ms. Simo’s cash retention award.
(2)

During 2021, Ms. Simo was granted RSU and PSU awards that, as applicable, are subject to service-based, market-based, performance-based, and liquidity event-based vesting conditions. The amount disclosed represents the aggregate grant-date fair value of such RSU and PSU awards granted during 2021, computed in accordance with ASC Topic 718, assuming achievement of the liquidity event-based vesting condition and, as applicable, achievement of the probable outcome (based on a Monte-Carlo simulation) with respect to the market capitalization goal applicable to her new hire PSU award or achievement of the performance goal applicable to her transaction-based RSU award. Note that while the grant-date fair value (assuming achievement of the liquidity event-based vesting condition and, as applicable, achievement of the probable outcome (based on a Monte-Carlo simulation) with respect to the market capitalization goal applicable to Ms. Simo’s new hire PSU award or achievement of the performance goal applicable to Ms. Simo’s transaction-based RSU award) is included in the table above, the achievement of the liquidity event-based vesting condition and, as applicable, the market capitalization goal and performance goal, was not deemed probable on the date of grant. See Notes 2 and 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these values. The amount disclosed reflects the accounting cost for these equity awards and does not reflect the actual economic value that may be realized by Ms. Simo. These equity awards were structured such that Ms. Simo would only be able to vest in either (a) the new hire RSU award and new hire PSU award (for a total aggregate grant-date fair value of $174,937,600), or (b) the new hire RSU award and the transaction-based RSU award (for a total aggregate grant-date fair value of $291,917,421), but not both, as further described in the section titled “—2021 Executive Compensation Program—New Hire Compensation Arrangements—Ms. Simo.” In May 2022, Ms. Simo elected to voluntarily forfeit the transaction-based RSU award in its entirety. Such transaction-based RSU award accounted for $200,963,021 of her total “Stock Award” value in the table above. See the section titled “—Outstanding Equity Awards at Fiscal Year-End” for additional information.

(3)	The amount disclosed represents reimbursement of legal fees incurred in connection with the negotiation of Ms. Simo’s offer letter with us.
(4)	The amounts disclosed represent annual performance bonuses paid in respect of 2021 performance.
(5)

During 2021, (a) Mr. Giovanni was granted restricted stock that is subject to service-based and liquidity event-based vesting conditions and a stock option that is subject to service-based vesting conditions, and (b) Ms. Sharma, Mr. Schaaf, Mr. Fong, and Ms. Everson were

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granted RSU awards that are subject to service-based and liquidity event-based vesting conditions. The amounts disclosed represent the aggregate grant-date fair value of such restricted stock, stock options, and RSU awards granted during 2021, computed in accordance with ASC Topic 718, assuming achievement of the liquidity event-based vesting condition. Note that while the grant-date fair value (assuming achievement of the liquidity event-based vesting condition) is included in the table above, the achievement of the liquidity event-based vesting condition was not deemed probable on the date of grant. See Notes 2 and 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these values. The amounts disclosed reflect the accounting cost for these equity awards and do not reflect the actual economic value that may be realized by the applicable named executive officers. See the section titled “—Outstanding Equity Awards at Fiscal Year-End” for additional information.
(6)

The amounts disclosed include an incremental fair value of $18,157,500, $2,130,000, and $10,705,028 for Mr. Giovanni, Ms. Sharma, and Mr. Fong, respectively, resulting from a modification to their respective restricted stock and RSU awards in connection with the adoption of the Severance Plan and their participation agreements thereunder, which provide for, among other things, acceleration of the applicable service-based vesting condition in the event of an involuntary termination of employment, as described in the sections titled “—Other Features of Our Executive Compensation Program—Severance and Change in Control Benefits” and “—Potential Payments upon Termination or Change of Control.”

(7)

Ms. Sharma’s offer letter, entered into in January 2021, provided for an initial award of 1,000,000 RSUs. This award was ultimately granted in April 2021, following our preferred stock financing in February 2021 and a significant increase in our valuation. Had the award been granted after Ms. Sharma commenced employment with us but prior to our preferred stock financing, the grant date fair value of the award, computed in accordance with ASC Topic 718, would have been $47,690,000 rather than $117,240,000, which is the grant date fair value at the ultimate grant date.

(8)	The amount disclosed represents an advanced sign-on/retention bonus.
(9)

The amount disclosed includes an incremental fair value of $243,600 resulting from a modification to Ms. Everson’s RSU award resulting from the acceleration of the service-based vesting condition pursuant to the terms of her separation agreement.

(10)	The amount disclosed reflects the severance payments and benefits provided to Ms. Everson pursuant to the terms of her separation agreement.

Grants of Plan-Based Awards

The following table shows certain information regarding grants of plan-based awards to our named executive officers during the fiscal year ended December 31, 2021:

			Estimated Future Payouts Under Equity Incentive Plan Awards(1)
Name	Grant Date		Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Fidji Simo	1/27/2021	(3)	—	—	—	12,500	—	—	987,750
	8/2/2021		—	—	—	752,000	—	—	90,954,400
	8/2/2021		80,000	800,000	800,000	—	—	—	83,983,200
	8/2/2021	(4)	415,384	1,661,538	1,661,538	—	—	—	200,963,021
Apoorva Mehta	—		—	—	—	—	—	—	—
Nick Giovanni	1/27/2021		—	—	—	450,000	—	—	35,559,000
	1/27/2021		—	—	—	—	450,000	47.69	22,408,722
	7/1/2021	(5)	—	—	—	—	—	—	18,157,500	(6)
Asha Sharma	4/28/2021		—	—	—	1,000,000	—	—	117,240,000	(7)
	7/1/2021	(5)	—	—	—	—	—	—	2,130,000	(6)
Mark Schaaf	7/1/2021		—	—	—	166,400	—	—	19,863,168
Morgan Fong	7/1/2021		—	—	—	43,200	—	—	5,156,784
	7/1/2021	(5)	—	—	—	—	—	—	10,705,028	(6)

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			Estimated Future Payouts Under Equity Incentive Plan Awards(1)
Name	Grant Date		Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Carolyn Everson	7/3/2021		—	—	—	480,000		—	—	57,345,600
	12/10/2021	(8)				120,000	(9)	—	—	243,600	(10)
Sagar Sanghvi	—		—	—	—	—		—	—	—

(1)

Amounts represent RSU and PSU awards that, as applicable, are subject to service-based, market-based, performance-based, and liquidity event-based vesting conditions. The liquidity event-based vesting condition will be satisfied upon the earlier of (a) a change of control and (b) the effective date of the registration statement of which this prospectus forms a part. The number of shares in the “Threshold” column represents the number of shares subject to Ms. Simo’s new hire PSU award or transaction-based RSU award, as applicable, that would vest upon achievement of the first market capitalization goal applicable to her new hire PSU award or upon achievement of the performance goal for her transaction-based RSU award. The number of shares in the “Target” and “Maximum” columns represents the number of shares subject to Ms. Simo’s new hire PSU award or transaction-based RSU award, as applicable, that would vest upon achievement of the highest market capitalization goal applicable to her new hire PSU award or the performance goal and Ms. Simo’s continued employment through certain specified dates thereafter for her transaction-based RSU award.

(2)

The amounts disclosed represent the aggregate grant-date fair value of the RSU awards, PSU award, restricted stock, and stock options granted during 2021, computed in accordance with ASC Topic 718, assuming achievement of the liquidity event-based vesting condition, and in the case of Ms. Simo, as applicable, achievement of the probable outcome (based on a Monte-Carlo simulation) with respect to the market capitalization goal applicable to her new hire PSU award or achievement of the performance goal applicable to her transaction-based RSU award. Note that while the grant-date fair value (assuming achievement of the liquidity event-based vesting condition and, as applicable, achievement of the probable outcome (based on a Monte-Carlo simulation) with respect to the market capitalization goal applicable to Ms. Simo’s new hire PSU award or achievement of the performance goal applicable to Ms. Simo’s transaction-based RSU award) is included in the table above, the achievement of the liquidity event-based vesting condition and, as applicable, the market capitalization goal and performance goal, was not deemed probable on the date of grant. See Notes 2 and 12 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these values. The amounts disclosed reflect the accounting cost for these equity awards and do not reflect the actual economic value that may be realized by the applicable named executive officers.

(3)	This RSU award was granted in connection with Ms. Simo’s appointment to our board of directors, effective January 2021.
(4)	Ms. Simo voluntarily forfeited this transaction-based RSU award in its entirety, effective May 2022.
(5)

Reflects the date of the modification to Mr. Giovanni’s restricted stock originally granted on January 27, 2021, Ms. Sharma’s RSU award originally granted on April 28, 2021, and Mr. Fong’s RSU award originally granted on September 15, 2020, as applicable, in connection with the adoption of the Severance Plan and their participation agreements thereunder.

(6)

The amounts disclosed represent the incremental fair value resulting from the modification to each named executive officer’s previously granted restricted stock or RSU award, as applicable. Pursuant to the modifications, (a) for both Mr. Giovanni and Ms. Sharma, the pre-change in control severance protection period was extended from one month to three months prior to a change in control transaction, (b) for Ms. Sharma, her entire outstanding RSU award (in lieu of a prorated portion) would vest in the event of a change in control plus an involuntary termination of employment during the change in control severance protection period, and (c) Mr. Fong’s RSU award was modified to add a three-month pre-change in control severance protection period. See the sections titled “—Other Features of Our Executive Compensation Program—Severance and Change in Control Benefits” and “—Potential Payments upon Termination or Change of Control.”

(7)

Ms. Sharma’s offer letter, entered into in January 2021, provided for an initial award of 1,000,000 RSUs. This award was ultimately granted in April 2021, following our preferred stock financing in February 2021 and a significant increase in our valuation. Had the award been granted after Ms. Sharma commenced employment with us but prior to our preferred stock financing, the grant date fair value of the award, computed in accordance with ASC Topic 718, would have been $47,690,000 rather than $117,240,000, which is the grant date fair value at the ultimate grant date.

(8)

Reflects the date of the modification to Ms. Everson’s previously granted RSU award resulting from the acceleration of the service-based vesting condition pursuant to the terms of her separation agreement.

(9)	The amount disclosed represents the shares subject to the RSU award originally granted to Ms. Everson on July 3, 2021 that was modified, as described in footnote 8 above.
(10)	The amount disclosed represents the incremental fair value resulting from the modification to Ms. Everson’s previously granted RSU award, as described in footnote 8 above.

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Outstanding Equity Awards at Fiscal Year-End

The following table sets forth the outstanding stock option and stock awards held by our named executive officers as of December 31, 2021.

			Option Awards(1)					Stock Awards(1)
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Fidji Simo	1/27/2021	(3)	—	—	—	—		12,500		1,518,750	—	—
	8/2/2021	(4)	—	—	—	—		752,000		91,368,000	—	—
	8/2/2021	(5)	—	—	—	—		—		—	800,000	97,200,000
	8/2/2021	(6)	—	—	—	—		—		—	1,661,538	201,876,867
Apoorva Mehta	5/30/2018		4,866,785	—	9.55	5/30/2028	(7)	—		—	—	—
Nick Giovanni	1/27/2021	(8)	—	—	—	—		450,000		54,675,000	—	—
	1/27/2021	(9)	—	450,000	47.69	1/26/2031		—		—	—	—
Asha Sharma	4/28/2021	(10)	—	—	—	—		1,000,000		121,500,000	—	—
Mark Schaaf	8/30/2018	(11)	1,300,000	300,000	9.55	8/30/2028		—		—	—	—
	7/1/2021	(12)	—	—	—	—		166,400		20,217,600	—	—
Morgan Fong	6/19/2015		8,270	—	3.79	6/19/2025		—		—	—	—
	5/16/2017		262,765	—	7.32	5/16/2027		—		—	—	—
	9/15/2020	(13)	—	—	—	—		145,560		17,685,540	—	—
	7/1/2021	(12)	—	—	—	—		43,200		5,248,800	—	—
Carolyn Everson	7/3/2021	(14)	—	—	—	—		120,000		14,580,000	—	—
Sagar Sanghvi	5/16/2017		121,250	—	7.32	5/16/2027		—		—	—	—
	5/22/2018		150,000	—	9.55	5/22/2028		—		—	—	—
	11/27/2018		46,875	—	14.59	11/27/2028		—		—	—	—
	11/27/2018		—	—	—	—		23,437	(15)	2,847,596	—	—
	10/15/2019		—	—	—	—		208,333	(15)	25,312,460	—	—

(1)	All of the stock option and stock awards were granted under the 2013 Plan or 2018 Plan.
(2)

Amounts reflect the fair value of our common stock of $121.50 per share as of December 31, 2021, as determined by our board of directors, multiplied by the amount shown in the column for the number of shares that have not vested.

(3)

The shares subject to this RSU award vest upon meeting both a service-based vesting condition and a liquidity event-based vesting condition. The liquidity event-based vesting condition is satisfied on the earlier of (a) a change of control or (b) the effective date of the registration statement of which this prospectus forms a part. The service-based vesting condition is satisfied in eight equal quarterly installments measured from the grant date, subject to continued employment or service through each such date.

(4)

The shares subject to this RSU award vest upon meeting both a service-based vesting condition and the liquidity event-based vesting condition described in footnote 3 above. The service-based vesting condition is satisfied as follows: (a) 192,000 shares vest on August 2, 2022, (b) 320,000 shares vest in eight equal quarterly installments measured from August 2, 2022, and (c) the remaining 240,000 shares vest in eight equal quarterly installments measured from August 2, 2024, subject to Ms. Simo’s continued employment through each such date. In the event of Ms. Simo’s involuntary termination of employment outside of the period beginning six months prior to, and ending 12 months following, a change of control, the total number of shares that were scheduled to vest during the 18-month period (or, if the termination occurs following the date of a qualifying change of control agreement, 24-month period) following such involuntary termination of employment will vest. In the event of Ms. Simo’s involuntary termination of employment during the period beginning six months prior to, and ending 12 months following, a change of control, all remaining unvested shares subject to this RSU award will vest

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in full. In the event of Ms. Simo’s death or disability, the total number of shares that were scheduled to vest during the 18-month period following such death or disability will vest.
(5)

The shares subject to this PSU award vest upon achieving certain market capitalization goals occurring during the five-year period following the effectiveness of the registration statement of which this prospectus forms a part and subject to Ms. Simo’s continued employment with us and the liquidity event-based vesting condition described in footnote 3 above. As of December 31, 2021, none of the shares subject to this PSU award have vested. Additionally, the shares subject to this PSU award will vest to the extent that the market capitalization goals are achieved in the event of Ms. Simo’s involuntary termination of employment (a) during the period beginning six months prior to, and ending 12 months following, a change of control or (b) during the six-month period prior to the effectiveness of the registration statement of which this prospectus forms a part.

(6)	Ms. Simo voluntarily forfeited this transaction-based RSU award in its entirety, effective May 2022.
(7)

Upon Mr. Mehta’s resignation from our board of directors and as Executive Chairperson immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, the period during which Mr. Mehta’s option will remain exercisable following such resignation will be extended to the option expiration date, or May 30, 2028.

(8)

These shares of restricted stock vest upon meeting both a service-based vesting condition and the liquidity event-based vesting condition described in footnote 3 above. The service-based vesting condition is satisfied as follows: 25% of the shares subject to the restricted stock vest on the one-year anniversary of the grant date, and the remainder of the shares vest in 12 equal quarterly installments thereafter, subject to continued employment or service through each such date and subject to acceleration as described in the section titled “—Potential Payments upon Termination or Change of Control—Severance and Change in Control Plan.”

(9)

Twenty-five percent (25%) of the shares subject to the stock option vest on the one-year anniversary of the grant date, and the remainder of the shares vest in 36 equal monthly installments thereafter, subject to continued employment or service through each such date, and subject to acceleration as described in the section titled “—Potential Payments upon Termination or Change of Control—Severance and Change in Control Plan.”

(10)

The shares subject to this RSU award vest upon meeting both a service-based vesting condition and the liquidity event-based vesting condition described in footnote 3 above. The service-based vesting condition is satisfied as follows: 25% of the shares subject to this RSU award vested on February 15, 2022, and the remainder of the shares vest in 12 equal quarterly installments thereafter, subject to continued employment or service through each such date and subject to acceleration as described in the section titled “—Potential Payments upon Termination or Change of Control—Severance and Change in Control Plan.”

(11)

Twenty-five percent (25%) of the shares subject to this stock option vested on August 6, 2019, and the remainder of the shares vest in 36 equal monthly installments thereafter, subject to continued employment or service through each such date and subject to acceleration as described in the section titled “—Potential Payments upon Termination or Change of Control—Severance and Change in Control Plan.”

(12)

The shares subject to this RSU award vest upon meeting both a service-based vesting condition and the liquidity event-based vesting condition described in footnote 3 above. The service-based vesting condition is satisfied as follows: 25% of the shares subject to this RSU award vest on August 15, 2022, and the remainder of the shares vest in 12 equal quarterly installments thereafter, subject to continued employment or service through each such date and subject to acceleration as described in the section titled “—Potential Payments upon Termination or Change of Control—Severance and Change in Control Plan.”

(13)

The shares subject to this RSU award vest upon meeting both a service-based vesting condition and the liquidity event-based vesting condition described in footnote 3 above. The service-based vesting condition is satisfied as follows: the shares subject to this RSU award vest in 48 equal monthly installments beginning on January 1, 2021, subject to continued employment or service through each such date and subject to acceleration as described in the section titled “—Potential Payments upon Termination or Change of Control—Severance and Change in Control Plan.”

(14)

The shares subject to this RSU award vest upon meeting both a service-based vesting condition and the liquidity event-based vesting condition described in footnote 3 above. Pursuant to Ms. Everson’s separation agreement, the service-based vesting condition was deemed satisfied upon her departure in December 2021 with respect to 120,000 of the shares subject to this RSU award (with the remaining 360,000 RSUs not so accelerated forfeited in their entirety), which remain subject to the liquidity event-based vesting condition.

(15)

The shares subject to this RSU award vest upon meeting both a service-based vesting condition and the liquidity event-based vesting condition described in footnote 3 above. The amount disclosed represents the number of shares subject to this RSU award that had met the service-based vesting condition as of the date Mr. Sanghvi ceased providing services to us, which remain outstanding and subject to the liquidity event-based vesting condition.

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Option Exercises and Stock Vested

The following table shows certain information regarding stock option exercises and stock vested during the last fiscal year with respect to our named executive officers for the fiscal year ended December 31, 2021:

Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Fidji Simo	—	—
Apoorva Mehta	—	—
Nick Giovanni	—	—
Asha Sharma	—	—
Mark Schaaf	—	—
Morgan Fong	31,065	3,774,398
Carolyn Everson	—	—
Sagar Sanghvi	—	—

(1)

As there was no public market for our common stock on the respective dates of exercise of the stock options, the value realized on exercise reflected in the table above is based on the fair market value of our common stock on the applicable dates of exercise as determined by our board of directors in good faith, less the exercise price of each corresponding stock option.

Employment and Severance Agreements

Ms. Simo. We entered into an offer letter agreement with Ms. Simo in July 2021 in connection with her commencement of employment with us, which was most recently amended and restated in August 2022. Pursuant to Ms. Simo’s original offer letter agreement, Ms. Simo is entitled to an annual base salary of $500,000, a cash award in the amount of $6,000,000 and a cash retention award in the amount of $2,100,000. The retention award will generally be earned in three equal installments on the first, second, and third anniversaries of Ms. Simo’s employment start date, subject to certain repayment and forfeiture provisions. The first of these installments was advanced and paid in 2021, as reflected in the section titled “—Summary Compensation Table.” The second and third installments will be advanced and paid in 2022 and 2023, respectively. Ms. Simo was eligible to receive certain equity awards in connection with her commencement of employment, which were granted in August 2021, and is also eligible for annual equity awards beginning in 2022 and continuing through (and including) 2025 with a target grant date value of at least $15,000,000, subject to approval by our board of directors and to Ms. Simo’s continued employment at the time of grant. In addition, we have agreed to prepare and pay filing fees and reasonable attorney’s fees incurred in the preparation of any filings under the Hart-Scott-Rodino Act that are required as a result of the vesting and settlement of the equity awards granted to Ms. Simo pursuant to her offer letter. The offer letter agreement also provides for certain severance and change in control benefits, as described in the section titled “—Potential Payments upon Termination or Change of Control.”

Mr. Giovanni. We entered into a confirmatory offer letter agreement with Mr. Giovanni in July 2021. Mr. Giovanni’s offer letter agreement provides for a base salary of $500,000 per year, eligibility for an annual performance bonus in the target amount of $100,000 for calendar year 2021 and certain severance and change in control benefits pursuant to our Severance Plan, as described in the section titled “—Potential Payments upon Termination or Change of Control.” The table under the section titled “—Summary Compensation Table” sets forth the actual bonus amount earned by and paid to Mr. Giovanni in 2021.

Ms. Sharma. We entered into a confirmatory offer letter agreement with Ms. Sharma in July 2021. Ms. Sharma’s offer letter agreement provides for a base salary of $500,000 per year, eligibility for an annual performance bonus in the target amount of $100,000 for calendar year 2021 and certain severance and change in control benefits pursuant to our Severance Plan, as described in the section titled “—Potential Payments upon

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Termination or Change of Control.” The table under the section titled “—Summary Compensation Table” sets forth the actual bonus amount earned by and paid to Ms. Sharma in 2021.

Mr. Schaaf. We entered into a confirmatory offer letter agreement with Mr. Schaaf in July 2021. Mr. Schaaf’s offer letter agreement provided for a base salary of $500,000 per year, eligibility for an annual performance bonus in the target amount of $100,000 for calendar year 2021 and certain severance and change in control benefits pursuant to our Severance Plan, as described below under “—Potential Payments upon Termination or Change of Control.” The table under the section titled “—Summary Compensation Table” sets forth the actual bonus amount earned by and paid to Mr. Schaaf in 2021.

On May 22, 2022, we entered into a Separation Agreement with Mr. Schaaf, pursuant to which Mr. Schaaf’s employment with us ceased on September 21, 2022, and Mr. Schaaf became entitled to receive the base salary continuation payments, COBRA premiums, and accelerated vesting of certain outstanding time-vesting equity awards as described in the section titled “—Potential Payments upon Termination or Change of Control.”

Mr. Fong. We entered into a confirmatory offer letter agreement with Mr. Fong in July 2021. Mr. Fong’s offer letter agreement provides for a base salary of $500,000 per year, eligibility for an annual performance bonus in the target amount of $35,000 for calendar year 2021 and certain severance and change in control benefits pursuant to our Severance Plan, as described in the section titled “—Potential Payments upon Termination or Change of Control.” The table under the section titled “—Summary Compensation Table” sets forth the actual bonus amount earned by and paid to Mr. Fong in 2021.

Ms. Everson. We entered into an offer letter agreement with Ms. Everson in July 2021 in connection with her commencement of employment with us. Pursuant to Ms. Everson’s offer letter agreement, Ms. Everson was entitled to an annual base salary of $500,000, a sign-on/retention bonus in the amount of $1,500,000 to be earned upon the one-year anniversary of the effective date of her offer letter (which was advanced and paid in 2021) and an anniversary bonus in the amount of $1,500,000 to be earned and paid upon the one-year anniversary of the effective date of her offer letter, subject to certain repayment and forfeiture provisions. Ms. Everson was eligible to receive certain equity awards in connection with her commencement of employment, which were granted in July 2021. In December 2021, we entered into a separation agreement with Ms. Everson in connection with her cessation of services with us, the terms of which are described in the section titled “—Potential Payments upon Termination or Change of Control.”

Impact of Severance Plan on Equity Awards

In July 2021, we adopted the Severance Plan, in which each of Mr. Giovanni, Ms. Sharma, and Mr. Fong is, and prior to their cessation of services with us, Ms. Everson and Mr. Schaaf were, eligible to participate. As described in the section titled “—Potential Payments upon Termination or Change of Control,” the Severance Plan provides for accelerated vesting of equity awards held by the applicable named executive officers in connection with certain terminations of employment. As a result of the treatment of the equity awards under the Severance Plan, which was adopted after certain equity awards were issued to the applicable named executive officers, the equity awards were deemed to be modified, including for accounting purposes, in order to provide the acceleration benefits. The incremental grant date fair values attributable to the modification, determined in accordance with ASC Topic 718, are reflected in the sections titled “—Summary Compensation Table” and “—Grants of Plan-Based Awards.”

Potential Payments upon Termination or Change of Control

Each of our named executive officers is eligible for severance benefits pursuant to their offer letters or based upon participation in our Severance Plan, as further described in the section titled “—Severance and Change in Control Plan.” In addition, each of our named executive officers hold equity awards that are subject to the terms of the equity incentive plan and award agreement thereunder under which such awards were granted.

Offer Letter Terms

Ms. Simo. Pursuant to her offer letter agreement, in the event of Ms. Simo’s involuntary termination, she

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will be eligible to receive a lump sum cash payment equal to 24 months of base salary plus any remaining unpaid portion of the cash retention award provided in her offer letter agreement and reimbursement of the cost of premiums for continuation of group health insurance under COBRA for up to 24 months. If (i) such involuntary termination occurs outside of the period beginning six months prior to, and ending 12 months following, a change of control or (ii) Ms. Simo’s employment is terminated as a result of death or disability, then the total number of shares of common stock subject to Ms. Simo’s new hire RSU award that were scheduled to vest during the 18-month period (or, if the termination occurs following the date of a qualifying change of control agreement, 24-month period) following such involuntary termination or death or disability, as applicable, will accelerate vesting and the total number of shares of common stock subject to any then-unvested and outstanding annual award will accelerate vesting in full. If Ms. Simo’s involuntary termination occurs during the period beginning six months prior to, and ending 12 months following, a change of control, then Ms. Simo’s new hire RSU award, new hire PSU award and any annual award shall vest in full (and, in the case of the new hire PSU award, to the extent that the applicable market capitalization goals are achieved as of immediately prior to the change in control transaction). In addition, if Ms. Simo’s involuntary termination occurs during the six-month period prior to our initial public offering, then the new hire PSU award will vest as of the date of such date to the extent that the applicable market capitalization goals are achieved as of the date of the initial public offering.

To the extent Ms. Simo’s new hire RSU award or any annual award that Ms. Simo holds as of immediately prior to a change of control is not assumed, continued, or substituted for in such change of control, then, irrespective of whether Ms. Simo has incurred an involuntary termination, such unvested RSU award or annual award (as applicable) shall fully vest.

Mr. Giovanni. If Mr. Giovanni incurs an involuntary termination by us without cause (and not due to death or disability) or resigns for good reason during the period beginning three months before, and ending 12 months following, a change of control, 100% of the shares subject to his January 2021 stock option will become vested and 100% of the shares of restricted stock that he received in January 2021 will be deemed to have met the service-based vesting condition.

Ms. Sharma. If Ms. Sharma incurs an involuntary termination by us without cause (and not due to death or disability) or resigns for good reason, in either case, outside the period beginning three months before, and ending 12 months following, a change of control, the total number of shares of common stock subject to Ms. Sharma’s April 2021 RSU award that were scheduled to vest during the 12-month period following such termination will accelerate vesting. If Ms. Sharma incurs such a termination or resignation, in either case, during the period beginning three months before, and ending 12 months following, a change in control, 50% of the total number of shares of common stock subject to Ms. Sharma’s April 2021 RSU award will accelerate vesting.

Severance and Change in Control Plan

Each of Mr. Giovanni, Ms. Sharma, and Mr. Fong is, and prior to their cessation of services with us, Ms. Everson and Mr. Schaaf were, eligible to receive benefits under the terms of our Severance Plan. The Severance Plan provides for severance and/or change in control benefits to the participants upon (i) an “involuntary termination” or (ii) a “death/disability termination” (each as described below). Upon an involuntary termination, each participant is entitled to a lump sum payment equal to 12 months of his or her base salary, payment of COBRA premiums for up to 12 months and accelerated vesting of the outstanding time-vesting equity awards, including awards subject to the Liquidity Condition, that were granted to the participant on or after the effective date of the Severance Plan in an amount equal to a prorated portion of such equity award that was next scheduled to vest following the date of the participant’s involuntary termination. In addition, if a participant’s involuntary termination occurs during the three months prior to or the 12 months following the closing of a change in control transaction, such participant will be entitled to accelerated vesting of 100% of his or her outstanding time-vesting equity awards, including awards subject to the Liquidity Condition. To the extent an equity award is not assumed, continued or substituted for in the event of certain change in control transactions and either (i) the participant’s employment is not terminated as of immediately prior to such change in control or (ii) the participant incurred an involuntary termination within three months prior to such change in control

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transaction and the participant has satisfied the requirements for severance under the Severance Plan, the vesting of such equity award will also accelerate in full (and for equity awards subject to performance vesting, performance will be deemed to be achieved at the greater of target or actual performance, unless otherwise provided in individual award documents). To the extent an equity award is assumed, continued, or substituted for in the event of certain change in control transactions, (i) the vesting of time-vesting equity awards shall continue according to their terms and (ii) with respect to equity awards subject to performance vesting, performance will be deemed to be achieved at the greater of target or actual performance, unless otherwise provided in individual award documents, and the award shall continue to vest subject to the participant’s continued service. In addition, if a participant incurs a death/disability termination, such participant will be entitled to (i) accelerated vesting of 100% of his or her outstanding time-vesting equity awards that were granted on or after the effective date of the Severance Plan and (ii) accelerated vesting of equity awards subject to performance vesting at the greater of target or actual performance, unless otherwise provided in individual award documents. All benefits under the Severance Plan are subject to the executive’s execution of and compliance with the terms and conditions of the Severance Plan, an effective release of claims against the company and the company’s standard proprietary information and inventions agreement.

For purposes of the Severance Plan, a “involuntary termination” is a termination by the company without cause (and other than as a result of death or disability) or a resignation for good reason (as defined in the Severance Plan or, for Mr. Giovanni and Ms. Sharma, as defined in their respective participation agreements). A “death/disability termination” is a termination that occurs due to a participant’s death or disability (as defined in the Severance Plan).

Separation Agreement with Ms. Everson

We entered into a separation agreement with Ms. Everson whereby we agreed to a mutual separation of Ms. Everson’s employment with us in December 2021. Pursuant to her original offer letter, Ms. Everson was entitled to the following in the event of a qualifying termination: (i) waiver of any obligation to repay the $1,500,000 sign-on/retention payment provided in her original offer letter; (ii) payment of the $1,500,000 anniversary retention bonus provided in her original offer letter; (iii) cash severance in the amount of $500,000 in accordance with the terms of the Severance Plan; (iv) payment of COBRA premiums for up to 12 months in accordance with the terms of the Severance Plan; and (iv) acceleration of the service-based vesting condition with respect to 120,000 of the 480,000 shares of common stock subject to the RSU award granted to Ms. Everson in July 2021, which shall remain outstanding and be settled upon the satisfaction of the Liquidity Condition (with the remaining 360,000 shares of common stock subject to the RSU award not so accelerated forfeited in their entirety). In addition to providing for the foregoing payments and benefits, the separation agreement also provides for a customary release of claims.

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Potential Payments Table

The following table presents information concerning estimated payments and benefits that would be provided in the circumstances described above for each of the named executive officers serving as of the end of the fiscal year ended December 31, 2021. The payments and benefits set forth below are estimated assuming that the termination or change in control event occurred on the last business day of our fiscal year ended December 31, 2021 and that the price per share of common stock was equal to $121.50 as of that date. Actual payments and benefits could be different if such events were to occur on any other date or at any other price or if any other assumptions are used to estimate potential payments and benefits.

	Involuntary Termination Outside a Change in Control					Involuntary Termination in Connection with a Change in Control					Death or Disability of NEO
Name	Cash Severance ($)		COBRA Premium Reimbursement ($)	Equity Acceleration ($)	Total ($)	Cash Severance ($)		COBRA Premium Reimbursement ($)	Equity Acceleration ($)	Total ($)	Cash Severance ($)		Equity Acceleration ($)	Total ($)
Fidji Simo	2,400,000	(1)	48,883	37,908,000	40,356,883	2,400,000	(1)	48,883	293,244,867	295,693,750	1,400,000	(1)	37,908,000	39,308,000
Nick Giovanni	500,000		24,442	8,416,125	8,940,567	500,000		24,442	87,889,500	88,413,942	—		87,889,500	87,889,500
Asha Sharma	500,000		14,903	30,375,000	30,889,903	500,000		14,903	121,500,000	122,014,903	—		121,500,000	121,500,000
Mark Schaaf	500,000		21,154	1,910,979	2,432,133	500,000		21,154	20,217,600	20,738,754	—		20,217,600	20,217,600
Morgan Fong	500,000		14,903	496,119	1,011,022	500,000		14,903	18,881,343	19,396,246	—		18,881,343	18,881,343

(1)	The amounts disclosed include or represent, as applicable, the $1,400,000 portion of Ms. Simo’s cash retention award that remained unpaid as of December 31, 2021.

Equity Plans

2022 Equity Incentive Plan

In                 2022, our board of directors adopted, and in                 2022 our stockholders approved, our 2022 Plan. We expect our 2022 Plan will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. Our 2022 Plan came into existence upon its adoption by our board of directors, but no grants will be made under our 2022 Plan prior to its effectiveness. Once our 2022 Plan becomes effective, no further grants will be made under the 2018 Plan.

Awards. Our 2022 Plan will provide for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, or NSOs, stock appreciation rights, restricted stock awards, RSU awards, performance awards and other forms of awards to employees, directors, and consultants, including employees and consultants of our affiliates.

Authorized Shares. Initially, the maximum number of shares of our common stock that may be issued under our 2022 Plan after it becomes effective will not exceed                shares of our common stock, which is the sum of (1)                 new shares, plus (2)                shares that remain available for the issuance of awards under our 2018 Plan as of immediately prior to the time our 2022 Plan becomes effective, plus (3) shares of our common stock subject to outstanding stock options or other stock awards granted under our 2018 Plan or 2013 Plan that, on or after our 2022 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2022 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2023 through January 1, 2032, in an amount equal to (1)                 % of the total number of shares of our common stock outstanding on December 31 of the year before the date of each automatic increase or (2) a lesser number of

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Pursuant to 17 C.F.R. Section 200.83

shares determined by our board of directors prior to the applicable January 1. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2022 Plan will be                shares.

Shares subject to stock awards granted under our 2022 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2022 Plan. Shares withheld under a stock award to satisfy the exercise, strike, or purchase price of a stock award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under our 2022 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of a failure to meet a contingency or condition required for the vesting of such shares, (2) to satisfy the exercise, strike, or purchase price of an award or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under our 2022 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under our 2022 Plan.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2022 Plan and is referred to as the “plan administrator” herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2022 Plan, our board of directors will have the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

The plan administrator will have the power to modify outstanding awards under our 2022 Plan. Subject to the terms of our 2022 Plan, the plan administrator will have the authority to reprice any outstanding stock award, cancel and re-grant any outstanding stock award in exchange for new stock awards, cash, or other consideration or take any other action that is treated as a repricing under generally accepted accounting principles, or GAAP, with the consent of any materially impaired participant.

Stock Options. Our 2022 Plan allows for the grant of ISOs and NSOs pursuant to stock option agreements adopted by the plan administrator. The plan administrator will determine the exercise price for stock options, within the terms and conditions of our 2022 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant for NSOs and 110% of the fair market value of the stock subject to the stock option on the date of grant for ISOs. Stock options granted under our 2022 Plan will vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator will determine the term of stock options granted under our 2022 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the recipient approved by the plan administrator, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested stock options for a period of three months following the cessation of service. This period may be extended in the event that either an exercise of the stock option or an immediate sale of shares acquired upon exercise of the stock option following such a termination of service is prohibited by applicable securities laws or our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested stock options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested stock options for a period of 12 months following the cessation of service. In the event of a termination for cause, stock options generally terminate upon the termination date. In no event may a stock option be exercised beyond the expiration of its term.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft, or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the stock option if it is an NSO or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, stock options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, a stock option may be transferred pursuant to a domestic relations order, official marital settlement agreement or other divorce or separation instrument.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Stock options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the stock option exercise price is at least 110% of the fair market value of the stock subject to the stock option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Our 2022 Plan allows for the grant of RSU awards pursuant to restricted stock unit award agreements adopted by the plan administrator. RSU awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator or in any other form of consideration set forth in the RSU award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU award. Except as otherwise provided in the applicable award agreement or other written agreement between us and the recipient approved by the plan administrator, RSU awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Our 2022 Plan allows for the grant of restricted stock awards pursuant to restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft, or money order, past or future services to us or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator will determine the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Our 2022 Plan allows for the grant of stock appreciation rights pursuant to stock appreciation right agreements adopted by the plan administrator. The plan administrator will determine the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2022 Plan will vest at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by our board of directors and specified in the stock appreciation right agreement.

The plan administrator will determine the term of stock appreciation rights granted under our 2022 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. Our 2022 Plan will permit the grant of performance awards that may be settled in stock, cash, or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

Unless specified otherwise by our board of directors at the time the performance award is granted, our board of directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to GAAP; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under GAAP; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares, or other similar corporate change or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock-based compensation and the award of bonuses under our bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under GAAP; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under GAAP.

Other Stock Awards. The plan administrator will be permitted to grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any period commencing on the date of our annual meeting of stockholders for a particular year and ending on the day immediately prior to the date of the meeting for the next subsequent year, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $                 in total value, or with respect to such period in which a non-employee director is first appointed or elected to our board, $                 in total value (in each case, calculating the value of any such stock awards based on their grant date fair value for financial reporting purposes).

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under our 2022 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of a corporate transaction, unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant, any stock awards outstanding under our 2021 Plan may

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

be assumed, continued, or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue, or substitute for such stock awards, then (1) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction) and (2) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (1) the per share amount payable to holders of common stock in connection with the corporate transaction, over (2) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out, or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

Under our 2022 Plan, a corporate transaction is generally defined as the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of at least 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction or (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control. Awards granted under our 2022 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Under our 2022 Plan, a change in control is generally defined as: (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock; (2) a consummated merger, consolidation, or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity) in substantially the same proportions as their ownership immediately prior to such transaction; (3) a consummated sale, lease, exclusive license, or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders in substantially the same proportions as their ownership of our outstanding voting securities immediately prior to such transaction; or (4) when a majority of our board of directors becomes comprised of individuals who were not serving on our board of directors on the date our 2022 Plan was adopted by our board of directors, or the incumbent board, or whose nomination, appointment, or election was not approved by a majority of the incumbent board still in office.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2022 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2022 Plan. No stock awards may be granted under our 2022 Plan while it is suspended or after it is terminated.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

2013 Equity Incentive Plan and 2018 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2013 Plan in January 2013, which was amended from time to time and was terminated in August 2018, except with respect to any outstanding awards previously granted thereunder. As of December 31, 2021, stock options covering 21,608,584 shares of our common stock were outstanding under our 2013 Plan.

Our board of directors adopted, and our stockholders approved, our 2018 Plan in February 2018. As of December 31, 2021, there were 4,510,482 shares of common stock remaining available for the future grant of awards under our 2018 Plan. As of December 31, 2021, stock options covering 8,655,853 shares of our common stock and RSU awards covering 39,450,246 shares of our common stock were outstanding under our 2018 Plan. We expect that any shares of common stock remaining available for issuance under our 2018 Plan immediately prior to the effectiveness of the registration statement of which this prospectus forms a part will become shares of common stock available for issuance under our 2022 Plan.

Awards. Our 2013 Plan provided and our 2018 Plan provides for the grant of ISOs to our employees, and for the grant of NSOs, stock appreciation rights, restricted or unrestricted stock awards, RSU awards, and cash-based awards or other incentives payable in cash, shares of our common stock to such employees, officers, directors, consultants, agents, advisors, or independent contractors engaged by us or by any companies directly or indirectly in control of, controlled by, or under common control with us.

Plan Administration. Our compensation committee administers and interprets the provisions of our 2013 Plan and our 2018 Plan. The administrator may delegate ministerial authority under our 2013 Plan and our 2018 Plan to specified employees. Under our 2013 Plan and our 2018 Plan, the administrator has the authority to, among other things, (i) determine award recipients, (ii) determine the numbers and types of awards to be granted, (iii) determine the terms and conditions of awards, (iv) approve the forms of award notices and agreements, (v) determine whether (and to what extent and under what circumstances) awards may be settled in cash, shares of our common stock, or other property, (vi) establish rules and regulations, and (vii) make any other determination and take any other action it deems appropriate for the administration of the applicable plan.

Changes to Capital Structure. In the event of any stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in our corporate or capital structure that results in (i) our common stock or any securities exchanged therefor or received in their place being exchanged for a different number or kind of securities or (ii) new, different, or additional securities being received by the holders of shares of our common stock, the administrator will adjust the number and kind of securities available for issuance, the maximum number and kind of securities issuable upon exercise of ISOs, the number and kind of securities subject to outstanding awards, and the purchase price of such securities.

Eligibility. Employees, officers, directors, consultants, agents, advisors, or independent contractors engaged by us or by any companies directly or indirectly in control of, controlled by, or under common control with us, are eligible to participate in our 2013 Plan or our 2018 Plan, although, a grant of ISOs may only be made to a person who, on the effective date of the grant, is an employee.

Change of Control. Upon the occurrence of a change of control (as defined in our 2013 Plan or our 2018 Plan, as applicable), unless the administrator determines otherwise with respect to a particular award in an agreement between us (or a related company) and the participant, awards that are not converted, assumed, substituted for, or replaced will become fully vested and exercisable or payable, and then terminate, upon effectiveness of the change of control. Notwithstanding the foregoing, the administrator may provide that awards may be terminated upon or immediately prior to the change of control in exchange for a cash payment equal to amount by which the acquisition price (as defined in our 2013 Plan or our 2018 Plan, as applicable) exceeds, if applicable, the award’s exercise or purchase price, multiplied by the number of shares subject to the award that are subject to such treatment.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Plan Amendment or Termination. The administrator may at any time amend, suspend, or terminate our 2018 Plan, provided that such action does not materially adversely affect any rights under any award without the participant’s consent. Certain amendments, or the suspension or termination of our 2018 Plan may require the consent of holders of outstanding awards. Certain amendments also require the approval of our stockholders. No new awards were granted under our 2013 Plan following adoption of our 2018 Plan, and our board of directors terminated our 2013 Plan in August 2018. No new awards will be granted under our 2018 Plan once our 2022 Plan becomes effective.

2022 Employee Stock Purchase Plan

In                 2022, our board of directors adopted, and in                 2022 our stockholders approved, our ESPP. Our ESPP will become effective immediately prior to and contingent upon the effectiveness of the registration statement of which this prospectus forms a part. The purpose of our ESPP will be to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.

Share Reserve. Following this offering, the ESPP will authorize the issuance of                shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2023 through January 1, 2032, by the lesser of (1)                 % of the total number of shares of our common stock outstanding on the last day of the year before the date of the automatic increase and (2)                 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2).

Administration. Our board of directors will administer the ESPP and may delegate its authority to administer the ESPP to our compensation committee. The ESPP will be implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, our board of directors will be permitted to specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, will be eligible to participate in the ESPP and may contribute, normally through payroll deductions, up to                 % of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee will be permitted to purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure. In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination or exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (1) the class(es) and maximum number of shares reserved under the ESPP, (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (3) the class(es) and number of shares subject to and purchase price applicable to outstanding offerings and purchase rights and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP Amendment or Termination. Our board of directors will have the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, we describe below transactions since January 1, 2019 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable in arm’s length transactions.

Series G Preferred Stock Financing

In June 2020 and July 2020, we sold an aggregate of 6,757,893 shares of our Series G redeemable convertible preferred stock at a purchase price of $48.0919 per share, for an aggregate purchase price of approximately $325 million. The following table summarizes purchases of our Series G redeemable convertible preferred stock by the related party:

Stockholder	Shares of Series G Redeemable Convertible Preferred Stock	Total Series G Redeemable Convertible Preferred Stock Purchase Price
Entities affiliated with D1 Capital Partners(1)	1,039,675	$49,999,946

(1)

Entities affiliated with D1 Capital Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are D1 Iconoclast Holdings LP, D1 Master Holdco I LLC, GCM Grosvenor IC SPV, LLC, and GCM Grosvenor IC SPV 2, LLC. These entities beneficially own more than 5% of our outstanding capital stock, and Daniel Sundheim, a member of our board of directors, is the Founder and Chief Investment Officer of D1 Capital Partners.

2020 Tender Offer

In July 2020, we entered into a letter agreement with entities affiliated with D1 Capital Partners, a holder of greater than 5% of our capital stock and affiliate of our director, Daniel Sundheim, and several other purchasers, pursuant to which we agreed to waive certain transfer restrictions in connection with, and assist in the administration of, a tender offer that such entities proposed to commence. In July 2020, these entities commenced a tender offer to purchase shares of our voting common stock and non-voting common stock from certain of our stockholders at a price of $46.30 per share, pursuant to an offer to purchase to which we were not a party. An aggregate of 2,944,239 shares of our voting common stock and 153,813 shares of our non-voting common stock were tendered for an aggregate purchase price of approximately $143 million. Apoorva Mehta, our Chief Executive Officer at the time of such transaction, Sagar Sanghvi, our Chief Financial Officer at the time of such transaction, Nilam Ganenthiran, our President at the time of such transaction, Morgan Fong, our General Counsel, and certain other of our employees sold shares of our voting common stock and non-voting common stock in the tender offer.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Series H Preferred Stock Financing

In October 2020 and November 2020, we sold an aggregate of 4,999,999 shares of our Series H redeemable convertible preferred stock at a purchase price of $60.00 per share, for an aggregate purchase price of approximately $300 million. The following table summarizes purchases of our Series H redeemable convertible preferred stock by related parties:

Stockholder	Shares of Series H Redeemable Convertible Preferred Stock	Total Series H Redeemable Convertible Preferred Stock Purchase Price
Entities affiliated with D1 Capital Partners(1)	500,000	$30,000,000

(1)

Entities affiliated with D1 Capital Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are D1 Iconoclast Holdings LP, D1 Master Holdco I LLC, GCM Grosvenor IC SPV, LLC, and GCM Grosvenor IC SPV 2, LLC. These entities beneficially own more than 5% of our outstanding capital stock, and Daniel Sundheim, a member of our board of directors, is the Founder and Chief Investment Officer of D1 Capital Partners.

2021 Director Equity Investments

In January 2021, we issued and sold an aggregate of 83,332 shares of our non-voting common stock to entities affiliated with certain members of our board of directors, at a purchase price of $60.00 per share, for an aggregate purchase price of approximately $5 million. The following table summarizes the purchases of our non-voting common stock in this transaction by related parties:

Stockholder	Shares of Non- Voting Common Stock	Total Non- Voting Common Stock Purchase Price
Invisible Hand Ventures, LLC(1)	16,666	$999,960
Rivers Cross Trust(2)	33,333	$1,999,980
Simo Miralles Family Trust(3)	33,333	$1,999,980

(1)	Frank Slootman, a member of our board of directors, is the manager of, and has sole voting and dispositive power over, Invisible Hand Ventures, LLC.
(2)	Barry McCarthy, a member of our board of directors, is trustee of, and has sole voting and dispositive power over, Rivers Cross Trust.
(3)

Fidji Simo, our Chief Executive Officer and a member of our board of directors, is co-trustee of the Simo Miralles Family Trust and shares voting and dispositive power over the Simo Miralles Family Trust with her spouse.

Series I Preferred Stock Financing

In February 2021, we sold an aggregate of 2,120,000 shares of our Series I redeemable convertible preferred stock at a purchase price of $125.00 per share, for an aggregate purchase price of $265 million. The following table summarizes purchases of our Series I redeemable convertible preferred stock by related parties:

Stockholder	Shares of Series I Redeemable Convertible Preferred Stock	Total Series I Redeemable Convertible Preferred Stock Purchase Price
Entities affiliated with Andreessen Horowitz(1)	400,000	$50,000,000
Entities affiliated with Sequoia Capital(2)	400,000	$50,000,000
Entities affiliated with D1 Capital Partners(3)	120,000	$15,000,000

(1)	Jeffrey Jordan, a member of our board of directors, is a Managing Partner of Andreessen Horowitz.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

(2)

Entities affiliated with Sequoia Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information are Sequoia Capital USV XIV Holdco, Ltd., Sequoia Capital U.S. Growth Fund VI, L.P., Sequoia Capital U.S. Growth VI Principals Fund, L.P., Sequoia Capital U.S. Growth Fund VII, L.P., Sequoia Capital U.S. Growth VII Principals Fund, L.P., Sequoia Capital Global Growth Fund II, L.P., Sequoia Capital Global Growth II Principals Fund, L.P. and Sequoia Capital Global Growth Fund III—Endurance Partners, L.P. These entities beneficially own more than 5% of our outstanding capital stock, and Michael Moritz, a member of our board of directors, is a Managing Member of Sequoia Capital.

(3)

Entities affiliated with D1 Capital Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information are D1 Iconoclast Holdings LP, D1 Master Holdco I LLC, GCMGrosvenor IC SPV, LLC, and GCM Grosvenor IC SPV 2, LLC. These entities beneficially own more than 5% of our outstanding capital stock, and Daniel Sundheim, a member of our board of directors, is the Founder and Chief Investment Officer of D1 Capital Partners.

Relationship with Snowflake Inc.

Mr. Slootman, a member of our board of directors, is currently the Chief Executive Officer and Chairman of Snowflake Inc., or Snowflake. Pursuant to our customer agreement with Snowflake, we made payments to Snowflake of approximately $4 million, approximately $13 million, and approximately $28 million during the years ended December 31, 2019, 2020, and 2021, respectively, for cloud-based data warehousing services. In addition, we anticipate we will pay Snowflake approximately $                 for cloud-based data warehousing services during the year ending December 31, 2022.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement, or investors’ rights agreement, with certain holders of our capital stock, including our Executive Chairperson, Apoorva Mehta; entities affiliated with D1 Capital Partners, which hold greater than 5% of our outstanding capital stock and are affiliated with our director, Mr. Sundheim; entities affiliated with Sequoia Capital, which hold greater than 5% of our outstanding capital stock and are affiliated with our director, Mr. Moritz; and entities affiliated with our director, Mr. Jordan. The investors’ rights agreement provides certain holders of our capital stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The investors’ rights agreement also provides certain of these stockholders with information rights, which will terminate immediately prior to the closing of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate immediately prior to the closing of, this offering. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Voting Agreement

We are party to an amended and restated voting agreement under which certain holders of our capital stock, including our Executive Chairperson, Apoorva Mehta; entities affiliated with D1 Capital Partners, which hold greater than 5% of our outstanding capital stock and are affiliated with our director, Mr. Sundheim; entities affiliated with Sequoia Capital, which hold greater than 5% of our outstanding capital stock and are affiliated with our director, Mr. Moritz; and entities affiliated with our director, Mr. Jordan, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. This agreement will terminate upon the closing of this offering, and thereafter none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Right of First Refusal

Pursuant to our equity compensation plan and certain agreements with our stockholders, including a right of first refusal and co-sale agreement with certain holders of our capital stock, including our Executive Chairperson, Apoorva Mehta; entities affiliated with D1 Capital Partners, which hold greater than 5% of our outstanding capital stock and are affiliated with our director, Mr. Sundheim; entities affiliated with Sequoia Capital, which hold greater than 5% of our outstanding capital stock and are affiliated with our director, Mr. Moritz; and entities affiliated with our director, Mr. Jordan, we or our assignees and certain holders of our capital stock have a right to purchase shares of our capital stock that stockholders propose to sell in certain circumstances to other parties. These rights and the right of first refusal and co-sale agreement will terminate immediately prior to the closing of this offering. We have waived our right of first refusal in connection with the sale of certain shares of our capital stock, including sales by certain of our executive officers, resulting in the purchase of such shares by certain of our stockholders, including related persons.

Indemnification Agreements

Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering will contain provisions limiting the liability of directors and officers, and our amended and restated bylaws that will be in effect immediately prior to the closing of this offering will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will each be in effect immediately prior to the closing of this offering will also provide our board of directors with discretion to indemnify our other officers, employees, and agents when determined appropriate by the board. In addition, we have entered or will enter into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them in certain circumstances. For more information regarding these agreements, see the section titled “Management—Limitations of Liability and Indemnification Matters.”

Policies and Procedures for Related Person Transactions

Prior to the closing of this offering, our board of directors will adopt a related person transactions policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement, or relationship, or any series of similar transactions, arrangements, or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of             , 2022 for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group;

•	each of the selling stockholders; and

•	each person or group of affiliated persons known by us to beneficially own more than 5% of any class of our voting securities.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on              shares of common stock outstanding as of              , 2022 assuming (i) the automatic exchange of all outstanding exchangeable shares of our subsidiary, Aspen, outstanding as of             , 2022 into              shares of our non-voting common stock; (ii) the conversion of all outstanding shares of our non-voting common stock and shares of our non-voting common stock underlying outstanding equity awards, warrants, and exchangeable shares into an equivalent number of shares of our voting common stock; (iii) the automatic conversion of shares of our redeemable convertible preferred stock outstanding as of              , 2022 into              shares of our voting common stock; (iv) the net issuance of             shares of our non-voting common stock in connection with the vesting and settlement of certain outstanding RSUs subject to service-based, market-based, and/or liquidity event-based vesting conditions for which the service-based vesting condition and the market-based vesting condition, as applicable, are expected to have been fully or partially satisfied on or before              , 2022, and for which the effectiveness of the registration statement of which this prospectus forms a part will satisfy the liquidity event-based vesting condition, assuming that effectiveness occurs on                     and any remaining vesting continues through such date, after giving effect to the withholding of shares of common stock underlying such RSUs to satisfy the associated income tax obligations (based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed     % tax withholding rate); (v) the cancellation of              shares of our outstanding non-voting restricted stock to satisfy income tax obligations due upon the vesting of such restricted stock, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part; and (vi) the reclassification of all outstanding shares of our voting common stock and shares of our voting common stock underlying outstanding equity awards, after giving effect to the conversions described above, into an equivalent number of shares of common stock. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable within 60 days of              , 2022, or issuable pursuant to RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of              , 2022. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Maplebear Inc., 50 Beale Street, Suite 600, San Francisco, California 94105.

	Shares Beneficially Owned Prior to this Offering		Shares of Common Stock Being Offered	Shares Beneficially Owned Following this Offering
Name of Beneficial Owner	Shares	%		Shares	%
5% Stockholders
Entities affiliated with Sequoia Capital(1)
Entities affiliated with D1 Capital Partners(2)
Named Executive Officers and Directors
Fidji Simo(3)
Apoorva Mehta(4)
Nick Giovanni(5)
Asha Sharma(6)
Mark Schaaf(7)
Morgan Fong(8)
Carolyn Everson(9)
Sagar Sanghvi(10)
Jeffrey Jordan(11)
Meredith Kopit Levien(12)
Barry McCarthy(13)
Michael Moritz(14)
Lily Sarafan(15)
Frank Slootman(16)
Daniel Sundheim(17)
All directors and executive officers as a group (13 persons)(18)
Other Selling Stockholders

*	Represents beneficial ownership of less than 1%.
(1)

Consists of (i)              shares of our common stock held by Sequoia Capital USV XIV Holdco, Ltd., or XIV Holdco; (ii)              shares of our common stock held by Sequoia Capital U.S. Growth Fund VI, L.P., or GF VI; (iii)              shares of our common stock held by Sequoia Capital Global Growth Fund II, L.P., or GGF II; (iv)              shares of our stock held by Sequoia Capital U.S. Growth Fund VII, L.P., or GF VII; (v)              shares of our common stock held by Sequoia Capital Global Growth Fund III–Endurance Partners, L.P., or GGF III; (vi)              shares of our common stock held by Sequoia Capital U.S. Growth VI Principals Fund, L.P., or GF VI PF; (vii) shares of our common stock held by Sequoia Capital U.S. Growth VII Principals Fund, L.P., or GF VII PF; and (viii)              shares of our common stock held by Sequoia Capital Global Growth II Principals Fund, L.P., or GGF II PF. SC US (TTGP), Ltd. is (i) the general partner of SC U.S. Venture XIV Management, L.P., which is the general partner of each of Sequoia Capital U.S. Venture Fund XIV, L.P., Sequoia Capital U.S. Venture Partners Fund XIV, L.P., and Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P., or collectively, the XIV Funds, which together own 100% of the outstanding ordinary shares of XIV Holdco; (ii) the general partner of SC U.S. Growth VI Management, L.P., which is the general partner of each of GF VI and GF VI PF, or collectively, the GF VI Funds; (iii) the general partner of SC U.S. Growth VII Management, L.P., which is the general partner of each of GF VII and GF VII PF, or collectively, the GF VII Funds; (iv) the general partner of SC Global Growth II Management, L.P., which is the general partner of each of GGF II and GGF II PF, or collectively, the GGF II Funds; and (v) the general partner of SCGGF III–Endurance Partners Management, L.P., which is the general partner of GGF III. As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by XIV Holdco, the GF VI Funds, the GF VII Funds, the GGF II Funds, and GGF III. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the GGF II Funds and GGF III are Douglas M. Leone and Roelof Botha. As a result, and by virtue of the relationships described in this paragraph, each such person may be deemed to share voting and dispositive power with respect to the shares held by the GGF II Funds and GGF III. Michael Moritz, one of our directors, expressly disclaims beneficial ownership of the shares held by these entities. The address for each of these entities is 2800 Sand Hill Road, Suite 101, Menlo Park, CA.

(2)

Consists of (i)              shares of our common stock held by D1 Iconoclast Holdings LP, or D1 Iconoclast; (ii)              shares of our common stock held by D1 Master Holdco I LLC, or D1 Master Holdco; (iii)              shares of our common stock held by GCM Grosvenor IC SPV, LLC, or GCM IC; and (iii)              shares of our common stock held by GCM Grosvenor IC SPV 2, LLC, or GCM IC 2. D1 Capital Partners L.P., or the D1 Management Company, is a registered investment adviser and serves as the investment manager of private investment vehicles and accounts, including D1 Iconoclast and D1 Master Holdco, and as an investment consultant to certain private investment vehicles and accounts, including GCM IC and GCM IC 2, and may be deemed to beneficially own the shares

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

of common stock held by D1 Iconoclast, D1 Master Holdco, GCM IC, and GCM IC 2. Daniel Sundheim indirectly controls the D1 Management Company. The address for D1 Iconoclast and D1 Master Holdco is c/o D1 Capital Partners L.P., 9 West 57th Street, 36th Floor, New York, New York 10019. The address for GCM IC and GCM IC 2 is c/o Grosvenor Capital Management, L.P., 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611.
(3)

Consists of (i)              shares of our common stock held by the Simo Miralles Family Trust, of which Ms. Simo is co-trustee and shares voting and dispositive power with her spouse and (ii)              shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

(4)

Consists of (i)              shares of our common stock held by The Apoorva Mehta Revocable Trust, dated June 20, 2018, of which Mr. Mehta is trustee and has sole voting and dispositive power and (ii)              shares of our common stock subject to stock options that are exercisable within 60 days of              , 2022. Mr. Mehta transitioned from our Chief Executive Officer to our Executive Chairperson in August 2021. Mr. Mehta will resign from our board of directors and as Executive Chairperson immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

(5)

Consists of (i)              shares of our common stock subject to stock options that are exercisable within 60 days of              , 2022, and (ii)              shares of our common stock underlying restricted stock for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

(6)

Represents shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

(7)

Consists of (i)              shares of our common stock subject to stock options that are exercisable within 60 days of              , 2022 and (ii)              shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

(8)

Consists of (i)              shares of our common stock held by Mr. Fong, (ii)              shares of our common stock subject to stock options that are exercisable within 60 days of              , 2022, and (iii)              shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

(9)

Represents shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. Ms. Everson ceased providing services to us effective December 2021.

(10)

Consists of (i)              shares of our common stock subject to stock options that are exercisable within 60 days of              , 2022 and (ii)              shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Sanghvi ceased providing services to us effective April 2021.

(11)

Represents shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

(12)

Represents shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

(13)

Consists of (i)              shares of our common stock held by Rivers Cross Trust, of which Mr. McCarthy is trustee and has sole voting and dispositive power and (ii)              shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

(14)

Consists of (i) the shares described in footnote (1) above and (ii)              shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. Mr. Moritz, one of our directors, is a partner of Sequoia Capital and, therefore, may be deemed to exercise voting and investment discretion with respect to such shares. Mr. Moritz disclaims beneficial ownership of all such shares held by entities affiliated with Sequoia Capital.

(15)

Represents shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

(16)

Consists of (i)              shares of our common stock held by Invisible Hand Ventures, LLC, of which Mr. Slootman is the manager and has sole voting and dispositive power and (ii)              shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

(17)

Consists of (i) the shares described in footnote (2) above and (ii)              shares of our common stock issuable pursuant to RSUs for which the service-based vesting condition will be satisfied within 60 days of              , 2022 and the liquidity event-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part.

(18)	For more information on our current directors and executive officers, see the sections titled “Management—Executive Officers” and “Management—Non-Executive Officer Directors.”

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock and some of the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will each become effective immediately prior to the closing of this offering, the investors’ rights agreement, and relevant provisions of Delaware General Corporation Law. The descriptions herein are qualified in their entirety by our amended and restated certificate of incorporation, amended and restated bylaws, and investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of Delaware General Corporation Law.

Immediately prior to the closing of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.0001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of June 30, 2022, we had 15,559,935 shares of non-voting common stock, which includes 450,000 shares of restricted stock, 56,382,954 shares of voting common stock, and 167,302,220 shares of redeemable convertible preferred stock outstanding. After giving effect to (i) the automatic exchange of all exchangeable shares of our subsidiary, Aspen, outstanding as of June 30, 2022 into 688,787 shares of our non-voting common stock in connection with the effectiveness of the registration statement of which this prospectus forms a part, as if such exchange had occurred on June 30, 2022; (ii) the conversion of all outstanding shares of our non-voting common stock into an equivalent number of shares of our voting common stock immediately prior to the closing of this offering; (iii) the automatic conversion of 167,302,220 shares of redeemable convertible preferred stock outstanding as of June 30, 2022 into 167,691,828 shares of our voting common stock immediately prior to the closing of this offering, as if such conversion had occurred on June 30, 2022; (iv) the net issuance of             shares of our non-voting common stock in connection with the vesting and settlement of certain outstanding RSUs subject to service-based, market-based, and/or liquidity event-based vesting conditions for which the service-based vesting condition and the market-based vesting condition, as applicable, are expected to have been fully or partially satisfied on or before the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the liquidity event-based vesting condition, assuming that effectiveness occurs on                     and any remaining vesting continues through such date, after giving effect to the withholding of shares of common stock underlying such RSUs to satisfy the associated income tax obligations (based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed     % tax withholding rate); (v) the cancellation of             shares of our outstanding non-voting restricted stock to satisfy income tax obligations due upon the vesting of such restricted stock, which will occur upon the effectiveness of the registration statement of which this prospectus forms a part; and (vi) the reclassification of all outstanding shares of our voting common stock into an equivalent number of shares of common stock immediately prior to the closing of this offering, there would have been              shares of common stock outstanding on June 30, 2022 held by              stockholders of record.

Common Stock

All issued and outstanding shares of our common stock will be duly authorized, validly issued, fully paid, and non-assessable. All authorized but unissued shares of our common stock will be available for issuance by our board of directors without any further stockholder action, except as required by the listing standards of Nasdaq.

The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Prior to the closing of this offering, we had two series of common stock: voting common stock and non-voting common stock. The rights of the holders of our voting common stock and non-voting common stock were identical except with respect to voting. The holders of our voting common stock were entitled to one vote per share, and the holders of our non-voting common stock had no voting rights.

In connection with the effectiveness of the registration statement of which this prospectus forms a part, all outstanding exchangeable shares of our subsidiary, Aspen, will be exchanged into shares of our non-voting common stock, and immediately prior to the closing of this offering, all outstanding shares of redeemable convertible preferred stock will be converted into shares of our voting common stock.

Immediately prior to the closing of this offering, all outstanding shares of our non-voting common stock will be converted into shares of our voting common stock, and all of our outstanding shares of voting common stock will subsequently be reclassified into common stock. In addition, all outstanding restricted stock units, restricted stock awards, and options to purchase shares of our capital stock issued under our 2013 Plan and 2018 Plan, as the case may be, will become eligible to be settled in or exercisable for shares of our common stock.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.

Our amended and restated certificate of incorporation will provide that the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares of preferred stock then outstanding) by the affirmative vote of the holders of a majority of the outstanding voting power of all of our outstanding common stock, voting together as a single class.

Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering will not provide for cumulative voting for the election of directors.

Other Matters

Our common stock will have no preemptive rights pursuant to the terms of our amended and restated certificate of incorporation and our amended and restated bylaws that will each be in effect immediately prior to the closing of this offering. There will be no redemption or sinking fund provisions applicable to our common stock.

Preferred Stock

As of June 30, 2022, there were 167,302,220 shares of redeemable convertible preferred stock outstanding. Immediately prior to the closing of this offering, these outstanding shares of redeemable convertible preferred stock will automatically convert into 167,691,828 shares of our voting common stock, which will be reclassified into common stock immediately prior to the closing of this offering. Upon the closing of this offering, our board of directors may, without further action by our stockholders, fix the rights, preferences, privileges, and restrictions of up to an aggregate of              shares of preferred stock in one or more series and authorize their issuance. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our common stock. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock, and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change of control or other corporate action. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Options

As of June 30, 2022, we had outstanding options under our equity compensation plans to purchase an aggregate of 8,585,371 shares of our non-voting common stock, with a weighted-average exercise price of $12.71 per share, and an aggregate of 21,573,523 shares of our voting common stock, with a weighted-average exercise price of $5.64 per share, all of which will become options to purchase an equivalent number of shares of common stock immediately prior to the closing of this offering.

Restricted Stock Units

As of June 30, 2022, we had 47,367,905 shares of our non-voting common stock subject to outstanding RSUs under our 2018 Plan, which will become an equivalent number of shares of common stock subject to outstanding RSUs under our 2018 Plan immediately prior to the closing of this offering.

Warrants

As of June 30, 2022, we had outstanding performance-based warrants to purchase an aggregate of up to 9,289,410 shares of our non-voting common stock, of which 7,431,530 shares subject to such warrants were vested and exercisable, with an exercise price of $18.52 per share, which will become warrants to purchase an equivalent number of shares of common stock immediately prior to the closing of this offering. Unless earlier exercised, these warrants will expire in November 2022.

Exchangeable Shares

As of June 30, 2022, we had outstanding exchangeable shares of our subsidiary, Aspen, which shares will be automatically exchanged for 688,787 shares of our non-voting common stock in connection with the effectiveness of the registration statement of which this prospectus forms a part, and subsequently converted into an equivalent number of shares of voting common stock and reclassified into common stock immediately prior to the closing of this offering.

Registration Rights

The investors’ rights agreement to which we are party provides that certain holders of our capital stock have certain registration rights as set forth below. The registration of shares of our capital stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback, and Form S-3 registrations described below.

The demand, piggyback, and Form S-3 registration rights described below will expire five years after the closing of this offering, or with respect to any particular stockholder, such time after the closing of this offering that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.

Demand Registration Rights

Subject to certain exceptions, upon election by the requisite holders, the holders of an aggregate of 178,638,163 shares of our common stock, based on our shares outstanding as of June 30, 2022, will be entitled to certain demand registration rights. At any time beginning 180 days after the closing of this offering, certain

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

holders of these shares may request that we register all or a portion of the registrable shares. We are obligated to effect only two such registrations. Such request for registration must cover at least 40% of such shares or such lesser amount as would have an anticipated aggregate offering price, net of selling expenses, in excess of $10 million.

Piggyback Registration Rights

After the closing of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of an aggregate of 220,493,034 shares of our common stock, based on our shares outstanding as of June 30, 2022, will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us or by a subsidiary pursuant to a stock option, stock purchase, or similar plan, (ii) an SEC Rule 145 transaction, or (iii) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Form S-3 Registration Rights

Based on our shares outstanding as of June 30, 2022, the holders of an aggregate of 178,638,163 shares of our common stock will be entitled to certain Form S-3 registration rights. At any time beginning 90 days after the closing of this offering, the holders of these shares can make a request that we register their shares on Form S-3 if we are qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered would equal or exceed $3.0 million. We will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will each be in effect immediately prior to the closing of this offering contain or will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Stockholder Meetings

Our amended and restated certificate of incorporation will provide that a special meeting of stockholders may be called only by our chairperson of the board, chief executive officer, or president or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see the section titled “Management—Composition of Our Board of Directors.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than 66 2/3% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding voting power of our outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset, or stock sale or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Choice of Forum

Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders; (iii) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees arising out of or pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce, or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against us or any of our current or former directors, officers, or other employees that is governed by the internal-affairs doctrine or otherwise related to our internal affairs, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction or the Securities Act.

Our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. Additionally, our amended and restated certificate of incorporation to be effective immediately prior to the closing of this offering will provide that any person or entity holding, owning, or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws that will each be in effect immediately prior to the closing of this offering could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Exchange Listing

Our common stock is currently not listed on any securities exchange. We intend to apply to have our common stock listed on Nasdaq under the symbol “                .”

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there had been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to list our common stock listed on Nasdaq, we cannot assure you that there will be an active public market for our common stock.

Immediately following the closing of this offering, based on the number of shares of our voting common stock and non-voting common stock outstanding as of June 30, 2022, and assuming (i) the automatic exchange of all exchangeable shares of our subsidiary, Aspen, outstanding as of June 30, 2022 into 688,787 shares of our non-voting common stock in connection with the effectiveness of the registration statement of which this prospectus forms a part, as if such exchange had occurred on June 30, 2022; (ii) the conversion of all outstanding shares of our non-voting common stock and shares of our non-voting common stock underlying outstanding equity awards, warrants, and exchangeable shares into an equivalent number of shares of our voting common stock immediately prior to the closing of this offering; (iii) the automatic conversion of 167,302,220 shares of our redeemable convertible preferred stock outstanding as of June 30, 2022 into 167,691,828 shares of our voting common stock immediately prior to the closing of this offering, as if such conversion had occurred on June 30, 2022; (iv) the net issuance of                 shares of our non-voting common stock in connection with the settlement of certain outstanding RSUs subject to service-based, market-based, and/or liquidity event-based vesting conditions and the forfeiture and cancellation of             shares of our non-voting common stock in connection with the vesting of outstanding restricted stock subject to service-based and liquidity event-based vesting conditions, in each case for which the service-based vesting condition and the market-based vesting condition, as applicable, are expected to have been fully or partially satisfied on or before the effectiveness of the registration statement of which this prospectus forms a part, which will satisfy the liquidity event-based vesting condition, assuming that effectiveness occurs                     on and any remaining vesting continues through such date, after giving effect to the withholding of shares of common stock underlying such RSUs to satisfy the associated income tax obligations (based on the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and an assumed     % tax withholding rate); and (v) the reclassification of all outstanding shares of our voting common stock and shares of our voting common stock underlying outstanding equity awards, after giving effect to the conversions described above, into an equivalent number of shares of common stock immediately prior to the closing of this offering, we will have outstanding an aggregate of              shares of common stock.

Of these shares, all shares of common stock sold in this offering including any shares sold upon exercise, if any, of the underwriters’ option to purchase additional shares of common stock, will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining outstanding shares of common stock will be, and shares subject to stock options and RSUs will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, each of which is summarized below. Substantially all of these shares will be subject to a lock-up period under the lock-up agreements described below.

Lock-up Agreements

We, our directors and executive officers, and holders of substantially all of our common stock and securities exercisable for or convertible into our common stock will enter into lock-up agreements that prevent us and them from selling any of our common stock or any securities exercisable for or convertible into our common stock for

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

a period of not less than                 days from the date of this prospectus without the prior written consent of Goldman Sachs & Co. LLC on behalf of the underwriters, subject to certain exceptions. See the section titled “Underwriting” for more information.

Rule 144

Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our capital stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not an affiliate of ours at the time of sale, has not been an affiliate at any time during the three months preceding a sale, and has beneficially owned shares of our capital stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation, or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effectiveness of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effectiveness in reliance on Rule 144. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, without regard to any Rule 144 restrictions, and by “affiliates” under Rule 144, subject to the current public information, manner of sale, volume limitation, or notice filing requirements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Form S-8 Registration Statement

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding stock options under our 2013 Plan and 2018 Plan and all shares of our common stock issued or issuable under our 2022 Plan and our ESPP, as applicable. We expect to file the registration statement covering shares offered pursuant to these stock plans on or shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Registration Rights

As of June 30, 2022, holders of up to 220,493,034 shares of our common stock, which includes all of the shares of common stock issuable upon the conversion of our redeemable convertible preferred stock immediately prior to the closing of this offering, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act upon the closing of this offering. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of certain material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock offered pursuant to this prospectus. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local, or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Code and applicable Treasury Regulations promulgated thereunder, published rulings, and administrative pronouncements of the Internal Revenue Service, or IRS, and judicial decisions, all as in effect as of the date hereof. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock offered by this prospectus and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other entities or arrangements treated as partnerships, pass-throughs, or disregarded entities for U.S. federal income tax purposes (and investors therein);

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers, or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;

•	persons who have elected to mark securities to market; and

•	persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING, AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described in the section titled “Dividend Policy,” we have not paid and do not anticipate paying dividends in the foreseeable future. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts that exceed such current and accumulated earnings and profits and, therefore, are not treated as dividends for U.S. federal income tax purposes will constitute a return of capital, and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any amount distributed in excess of basis will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “—Gain on Disposition of Our Common Stock” below.

Subject to the discussions below regarding effectively connected income, backup withholding, and Sections 1471 through 1474 of the Code, or FATCA, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our paying agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our paying agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

or business (and if required by an applicable tax treaty, are attributable to such holder’s permanent establishment in the United States), the non-U.S. holder generally will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder generally must furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussions below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market as defined by applicable Treasury Regulations.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a non-U.S. holder of our common stock generally will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of distributions on our common stock paid to such holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required (because the distributions were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty). This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

FATCA imposes a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA applies to dividends paid on our common stock and, subject to the proposed Treasury Regulations described below, also applies to gross proceeds from sales or other dispositions of our common stock. The U.S. Treasury Department released proposed Treasury Regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a disposition of our common stock. In its preamble to such proposed Treasury Regulations, the U.S. Treasury Department stated that taxpayers generally may rely on the proposed Treasury Regulations until final regulations are issued.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

We, the selling stockholders, and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Robert W. Baird & Co. Incorporated
JMP Securities LLC
LionTree Advisors LLC
Oppenheimer & Co. Inc.
Piper Sandler & Co.
SoFi Securities LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares from us.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

We and our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date                  days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The restrictions described in the immediately preceding paragraph do not apply to certain transfers, dispositions, or transactions, including:                  .

Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our shares of common stock on Nasdaq under the symbol “                .”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions, and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.

We and the selling stockholders estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                 . We have agreed to reimburse the underwriters for certain of their expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $                 .

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities, and/or instruments (directly, as collateral securing other obligations, or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas, and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

European Economic Area

In relation to each European Economic Area Member State, or each a Relevant Member State, no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the shares of common stock may be offered to the public in that Relevant Member State at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the joint book-running managers for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of the shares of common stock shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares of common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares of common stock under, the offering contemplated hereby will be deemed to have represented, warranted, and agreed to and with each of the underwriters and their affiliates and us that:

•	it is a qualified investor within the meaning of the Prospectus Regulation; and

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

•

in the case of any shares of common stock acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the shares of common stock acquired by it in the offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the joint book-running managers has been given to the offer or resale; or (ii) where the shares of common stock have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Regulation as having been made to such persons.

We, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the joint book-running managers of such fact in writing may, with the prior consent of the joint book-running managers, be permitted to acquire shares of common stock in the offering.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority in accordance with the transition provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the UK Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, as amended, or the FSMA;

provided that no such offer of the shares shall require the issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

In the United Kingdom, the offering is only addressed to, and is directed only at, “qualified investors” within the meaning of Article 2(e) of the UK Prospectus Regulation, who are also (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order; (ii) high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order; or (iii) persons to whom it may otherwise lawfully be communicated, or all such persons being referred to as relevant persons. This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

of the offering and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means the Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any shares of common stock in the offer or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with us, the underwriters, and their affiliates that it meets the criteria outlined in this section.

Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong), or the Companies (Winding Up and Miscellaneous Provisions) Ordinance, or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or the Securities and Futures Ordinance, or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or Regulation 32.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018, or the CMP Regulations 2018, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of our common stock should conduct their own due diligence on such shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Palo Alto, California. Legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2020 and 2021 and for each of the three years in the period ended December 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.instacart.com/company, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MAPLEBEAR INC. DBA INSTACART

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Maplebear Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Maplebear Inc. (DBA Instacart) and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of comprehensive loss, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based awards to customers and the manner in which it accounts for leases in 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

States’ Sales and Indirect Tax Reserves

As discussed in Note 10 to the consolidated financial statements, the states’ sales and indirect tax reserves balance was $76 million as of December 31, 2021. The Company pays applicable state, franchise, and other taxes in states in which the Company physically conducts business. There is a high degree of complexity involved in the interpretation and application of states’ sales and indirect tax rules to the Company’s activities. Significant judgments are made by management in estimating these reserves, which include assessing the taxability of goods or services transacted using the Company’s technology solution. Management maintains such reserves until the statute of limitations has passed or upon conclusion with the relevant tax authorities, at which point the tax exposure and related interest and penalties are released.

The principal considerations for our determination that performing procedures relating to states’ sales and indirect tax reserves is a critical audit matter are the significant judgment by management when determining the states’ sales and indirect tax reserves, including the taxability of goods or services transacted using the Company’s technology solution. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to the states’ sales and indirect tax reserves. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating management’s assessment of the states’ sales and indirect tax rules enacted by the taxing authorities, (ii) obtaining and evaluating tax and legal analyses from third parties, (iii) evaluating the status and results of sales and indirect tax audits by the relevant tax authorities, (iv) testing the information used in the states’ sales and indirect reserve calculations related to the underlying sales activity and tax rates, and (v) evaluating the reasonableness of management’s state sales and indirect tax reserves. Professionals with specialized skill and knowledge were used to assist in the evaluation of management’s assessment of the taxability of the sales of the Company’s or third-party goods or services transacted using the Company’s technology solution.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

May 11, 2022

We have served as the Company’s auditor since 2017.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share amounts)

	As of December 31,		As of June 30,
	2020	2021	2022
ASSETS			(unaudited )
Current assets:
Cash and cash equivalents	$1,217	$1,146	$1,406
Short-term marketable securities	208	348	348
Accounts receivable, net of allowance of $2, $2, and $2 (unaudited), respectively	520	832	705
Restricted cash and cash equivalents, current	1	1	1
Prepaid expenses and other current assets	26	68	93

Total current assets	1,972	2,395	2,553
Long-term marketable securities	14	128	42
Restricted cash and cash equivalents, noncurrent	18	18	18
Property and equipment, net	22	28	38
Operating lease right-of-use assets	51	45	44
Intangible assets, net	7	68	60
Goodwill	11	263	263
Other assets	1	16	12

Total assets	$2,096	$2,961	$3,030

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$23	$60	$51
Accrued and other current liabilities	272	373	443
Operating lease liabilities, current	11	11	12
Deferred revenue	101	148	187

Total current liabilities	407	592	693
Operating lease liabilities, noncurrent	51	43	42
Other long-term liabilities	62	77	76

Total liabilities	520	712	811

Commitments and contingencies (Note 10)

Redeemable convertible preferred stock, $0.0001 par value per share; 176,278,805, 178,319,452, and 178,319,452 shares authorized as of December 31, 2020 and 2021 and June 30, 2022 (unaudited), respectively; 165,182,220, 167,302,220, and 167,302,220 shares issued and outstanding as of December 31, 2020 and 2021 and June 30, 2022 (unaudited), respectively; liquidation preference of $2,563, $2,828, and $2,828 as of December 31, 2020 and 2021 and June 30, 2022 (unaudited), respectively	2,557	2,822	2,822

Stockholders’ deficit:
Common stock, $0.0001 par value per share; 803,388,725, 820,508,725, and 820,508,725 shares authorized as of December 31, 2020 and 2021 and June 30, 2022 (unaudited), respectively; 60,436,881, 69,535,357, and 71,942,889 shares issued and outstanding as of December 31, 2020 and 2021 and June 30, 2022 (unaudited), respectively	—	—	—
Exchangeable shares, no par value; 702,085 shares authorized as of December 31, 2020 and 2021 and June 30, 2022 (unaudited); 688,787 shares issued and outstanding as of December 31, 2020 and 2021 and June 30, 2022 (unaudited)	—	—	—
Additional paid-in capital	351	833	881
Accumulated other comprehensive loss	—	(1)	(5)
Accumulated deficit	(1,332)	(1,405)	(1,479)

Total stockholders’ deficit	(981)	(573)	(603)

Total liabilities, redeemable convertible preferred stock, and stockholders’ deficit	$2,096	$2,961	$3,030

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except share and per share amounts)

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
				(unaudited)
Revenue	$214	$1,477	$1,834	$884	$1,126
Cost of revenue	232	598	608	305	357

Gross profit (loss)	(18)	879	1,226	579	769
Operating expenses:
Operations and support	189	324	262	135	130
Research and development	127	194	368	151	243
Sales and marketing	90	158	394	160	316
General and administrative	132	278	288	123	153

Total operating expenses	538	954	1,312	569	842
Income (loss) from operations	(556)	(75)	(86)	10	(73)
Other income (expense)	—	—	12	—	(2)
Interest income	25	5	2	1	2

Income (loss) before provision for income taxes	(531)	(70)	(72)	11	(73)
Provision for income taxes	—	—	1	1	1

Net income (loss)	$(531)	$(70)	$(73)	$10	$(74)
Undistributed earnings attributable to preferred stockholders	—	—	—	(10)	—

Net income (loss) attributable to common stockholders	$(531)	$(70)	$(73)	$—	$(74)

Net income (loss) per share attributable to common stockholders, basic and diluted	$(9.71)	$(1.21)	$(1.12)	$—	$(1.03)

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, basic and diluted	54,710,570	57,928,994	65,874,309	63,909,872	71,668,182

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
				(unaudited)
Net income (loss)	$(531)	$(70)	$(73)	$10	$(74)
Other comprehensive income (loss):
Net unrealized loss on available-for-sale marketable securities, net of tax	—	—	(1)	—	(3)
Change in foreign currency translation adjustments	—	1	—	4	(1)

Total other comprehensive income (loss)	—	1	(1)	4	(4)

Comprehensive income (loss)	$(531)	$(69)	$(74)	$14	$(78)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in millions, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Exchangeable Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at January 1, 2019	153,424,328	$1,932	52,835,340	$—	699,500	$—	$141	$(1)	$(731)	$(591)
Exercise of common stock options	—	—	194,479	—	—	—	—	—	—	—
Amortization of common stock warrants	—	—	—	—	—	—	14	—	—	14
Amortization and remeasurement of common stock issuable pursuant to subscription agreement	—	—	—	—	—	—	17	—	—	17
Stock-based compensation	—	—	—	—	—	—	43	—	—	43
Issuance of non-voting common stock in connection with subscription agreement	—	—	1,393,410	—	—	—	—	—	—	—
Forfeiture of exchangeable shares	—	—	—	—	(5,953)	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(531)	(531)

Balances at December 31, 2019	153,424,328	1,932	54,423,229	—	693,547	—	215	(1)	(1,262)	(1,048)
Exercise of common stock options	—	—	2,758,080	—	—	—	12	—	—	12
Exercise of common stock warrants	—	—	1,857,880	—	—	—	34	—	—	34
Amortization of common stock warrants	—	—	—	—	—	—	21	—	—	21
Amortization of common stock issuable pursuant to subscription agreement	—	—	—	—	—	—	5	—	—	5
Issuance of Series G redeemable convertible preferred stock, net of issuance costs	6,757,893	325	—	—	—	—	—	—	—	—

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT, CONTINUED

(in millions, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Exchangeable Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of Series H redeemable convertible preferred stock, net of issuance costs	4,999,999	$300	—	$—	—	$—	$—	$—	$—	$—
Stock-based compensation	—	—	—	—	—	—	64	—	—	64
Issuance of non-voting common stock in connection with subscription agreement	—	—	1,393,410	—	—	—	—	—	—	—
Forfeiture of exchangeable shares	—	—	—	—	(478)	—	—	—	—	—
Issuance of common stock for exchangeable shares	—	—	4,282	—	(4,282)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	1	—	1
Net loss	—	—	—	—	—	—	—	—	(70)	(70)

Balances at December 31, 2020	165,182,220	$2,557	60,436,881	$—	688,787	$—	$351	$—	$(1,332)	$(981)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT, CONTINUED

(in millions, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Exchangeable Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2020	165,182,220	$2,557	60,436,881	$—	688,787	$—	$351	$—	$(1,332)	$(981)
Exercise of common stock options	—	—	1,051,319	—	—	—	6	—	—	6
Exercise of common stock warrants	—	—	3,715,760	—	—	—	68	—	—	68
Amortization of common stock warrants	—	—	—	—	—	—	3	—	—	3
Amortization of common stock issuable pursuant to subscription agreement	—	—	—	—	—	—	2	—	—	2
Issuance of Series I redeemable convertible preferred stock, net of issuance costs	2,120,000	265	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	23	—	—	23
Issuance of non-voting common stock in connection with subscription agreement	—	—	464,470	—	—	—	—	—	—	—
Issuance of non-voting common stock	—	—	1,043,332	—	—	—	125	—	—	125
Issuance of non-voting common stock in connection with business acquisitions	—	—	2,105,065	—	—	—	255	—	—	255
Issuance of restricted stock in connection with business acquisitions	—	—	268,530	—	—	—	—	—	—	—
Issuance of restricted stock	—	—	450,000	—	—	—	—	—	—	—
Net unrealized loss on available-for-sale marketable securities	—	—	—	—	—	—	—	(1)	—	(1)
Net loss	—	—	—	—	—	—	—	—	(73)	(73)

Balances at December 31, 2021	167,302,220	$2,822	69,535,357	$—	688,787	$—	$833	$(1)	$(1,405)	$(573)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT, CONTINUED

(in millions, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Exchangeable Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2020	165,182,220	$2,557	60,436,881	$—	688,787	$—	$351	$—	$(1,332)	$(981)
Exercise of common stock options (unaudited)	—	—	893,345	—	—	—	5	—	—	5
Exercise of common stock warrants (unaudited)	—	—	1,857,880	—	—	—	34	—	—	34
Amortization of common stock warrants (unaudited)	—	—	—	—	—	—	2	—	—	2
Amortization of common stock issuable pursuant to subscription agreement (unaudited)	—	—	—	—	—	—	1	—	—	1
Issuance of Series I redeemable convertible preferred stock, net of issuance costs (unaudited)	2,120,000	265	—	—	—	—	—	—	—	—
Stock-based compensation (unaudited)	—	—	—	—	—	—	10	—	—	10
Issuance of non-voting common stock in connection with subscription agreement (unaudited)	—	—	464,470	—	—	—	—	—	—	—
Issuance of non-voting common stock (unaudited)	—	—	1,043,332	—	—	—	125	—	—	125
Issuance of restricted stock (unaudited)	—	—	450,000	—	—	—	—	—	—	—
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	—	—	4	—	4
Net income (unaudited)	—	—	—	—	—	—	—	—	10	10

Balances at June 30, 2021 (unaudited)	167,302,220	$2,822	65,145,908	$—	688,787	$—	$528	$4	$(1,322)	$(790)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT, CONTINUED

(in millions, except share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Exchangeable Shares		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount
Balances at December 31, 2021	167,302,220	$2,822	69,535,357	$—	688,787	$—	$833	$(1)	$(1,405)	$(573)
Exercise of common stock options (unaudited)	—	—	85,182	—	—	—	1	—	—	1
Exercise of common stock warrants (unaudited)	—	—	1,857,880	—	—	—	34	—	—	34
Stock-based compensation (unaudited)	—	—	—	—	—	—	13	—	—	13
Issuance of non-voting common stock in connection with subscription agreement (unaudited)	—	—	464,470	—	—	—	—	—	—	—
Foreign currency translation adjustments (unaudited)	—	—	—	—	—	—	—	(1)	—	(1)
Net unrealized loss on available-for-sale marketable securities (unaudited)	—	—	—	—	—	—	—	(3)	—	(3)
Net loss (unaudited)	—	—	—	—	—	—	—	—	(74)	(74)

Balances at June 30, 2022 (unaudited)	167,302,220	$2,822	71,942,889	$—	688,787	$—	$881	$(5)	$(1,479)	$(603)

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
				(unaudited)
OPERATING ACTIVITIES
Net income (loss)	$(531)	$(70)	$(73)	$10	$(74)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	7	10	16	6	15
Stock-based compensation expense	43	64	22	9	13
Amortization of common stock warrants	14	21	3	2	—
Amortization and remeasurement of common stock issuable pursuant to subscription agreement	17	5	2	1	—
Provision for bad debts	4	9	7	4	4
Amortization of operating lease right-of-use assets	—	10	11	5	6
Other	(8)	1	—	—	—
Changes in operating assets and liabilities, net of effects of business acquisitions:
Accounts receivable	(62)	(405)	(318)	(98)	122
Prepaid expenses and other assets	(25)	13	(60)	(43)	(20)
Accounts payable	(2)	8	36	7	(9)
Accrued and other current liabilities	61	148	102	(24)	10
Deferred revenue	(20)	57	47	21	39
Operating lease liabilities	—	(7)	(13)	(5)	(6)
Other long-term liabilities	11	45	14	21	(1)

Net cash provided by (used in) operating activities	(491)	(91)	(204)	(84)	99

INVESTING ACTIVITIES
Purchases of marketable securities	(846)	(310)	(623)	(233)	(152)
Maturities of marketable securities	1,172	618	369	102	235
Purchases of property and equipment	(16)	(7)	(13)	(7)	(13)
Purchases of patents	—	—	(9)	(6)	(2)
Acquisitions of businesses, net of cash acquired	—	—	(54)	—	—

Net cash provided by (used in) investing activities	310	301	(330)	(144)	68

FINANCING ACTIVITIES
Proceeds from exercise of stock options	1	12	6	5	1
Proceeds from the issuance of redeemable convertible preferred stock, net of issuance cost	—	625	265	265	—
Proceeds from exercise of common stock warrants	—	34	68	34	34
Proceeds from the issuance of non-voting common stock	—	—	125	125	—
Advances from payment card issuer	—	—	—	38	58
Consideration paid for a prior business combination	(2)	—	—	—	—

Net cash provided by (used in) financing activities	(1)	671	464	467	93

Effect of foreign exchange on cash, cash equivalents, and restricted cash and cash equivalents	—	1	(1)	2	—

Net increase (decrease) in cash, cash equivalents, and restricted cash and cash equivalents	(182)	882	(71)	241	260

Cash, cash equivalents, and restricted cash and cash equivalents - beginning of period	536	354	1,236	1,236	1,165

Cash, cash equivalents, and restricted cash and cash equivalents - end of period	$354	$1,236	$1,165	$1,477	$1,425

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

MAPLEBEAR INC. DBA INSTACART

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED

(in millions)

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
				(unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes, net of tax refunds	$1	$1	$4	$3	$2
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Stock-based compensation capitalized as internal-use software	$—	$—	$1	$1	$—
Issuance of non-voting common stock in connection with business acquisitions	$—	$—	$255	$—	$—
Changes in accrued purchases of property and equipment	$—	$—	$—	$—	$2
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION RELATED TO LEASES
Cash paid for amounts included in the measurement of operating lease liabilities	$—	$9	$15	$6	$7
Lease liabilities arising from obtaining right-of-use assets	$—	$—	$6	$—	$6
Reduction in right-of-use assets and corresponding operating lease liabilities due to lease modifications	$—	$—	$2	$—	$—
RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS TO THE CONSOLIDATED BALANCE SHEETS
Cash and cash equivalents	$336	$1,217	$1,146	$1,458	$1,406
Restricted cash and cash equivalents, current	4	1	1	1	1
Restricted cash and cash equivalents, noncurrent	14	18	18	18	18

Total cash, cash equivalents, and restricted cash and cash equivalents	$354	$1,236	$1,165	$1,477	$1,425

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

1.     Business

Description of Business

Maplebear Inc., doing business as (“DBA”) Instacart (the “Company”), was incorporated in Delaware on August 3, 2012 and is headquartered in San Francisco, California. The Company is a diversified technology business that operates a technology solution that enables connections and transactions among end users, retailers, advertisers, and shoppers mainly throughout the United States and Canada. End users are provided the ability to transact with retailers for grocery and non-grocery items, and with shoppers to pick and deliver the items on the end user’s behalf. Retailers contract with the Company to have their goods available for search, selection, and purchase, generally on a fee per transaction basis or for a percent commission of the value of goods transacted, or some combination thereof. Advertisers have the opportunity to purchase sponsored product placements, delivery promotions, coupons, display placements, and a variety of other online advertising products. Shoppers use the Company’s technology solution for fulfillment or delivery service opportunities on a fee per batch basis. The vast majority of shoppers are full-service shoppers, who are independent contractors that pick and deliver orders. The remaining shoppers are in-store shoppers, who are the Company’s employees and only engage in various in-store duties, including picking orders, and do not engage in any delivery services. The Company also sells software-as-a-service offerings targeted at retailers and charges fees for such offerings.

2.     Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include those of the Company and its wholly-owned subsidiaries, after elimination of all intercompany accounts and transactions. The Company has prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. Specifically, to better align with management’s view of the Company’s operating results, the Company allocated depreciation and amortization expense, which was previously presented separately, to the cost of revenue, operations and support, research and development, sales and marketing, and general and administrative captions in order to present gross profit (loss) in the consolidated statements of operations. These reclassifications had no impact on net loss, stockholders’ deficit, or cash flows as previously reported.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2022 and the interim consolidated statements of operations, comprehensive income (loss), redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the six months ended June 30, 2021 and 2022 and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair statement of the Company’s financial position as of June 30, 2022 and the Company’s consolidated results of operations and cash flows for the six months ended June 30, 2021 and 2022. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results to be expected for the full year or any other future interim or annual period.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Segment Information

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s chief executive officer is the Company’s CODM. The CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has one operating and reportable segment. Geographic information is included in Note 3 - Revenue and Note 6 - Property and Equipment, Net.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting periods covered by the financial statements and accompanying notes. These judgments, estimates, and assumptions are used for, but not limited to, (i) revenue recognition, including revenue-related reserves, (ii) stock-based compensation, (iii) valuation of the Company’s common stock and equity awards, (iv) fair value of assets acquired and liabilities assumed for business combinations, (v) sales and indirect tax reserves, (vi) legal and other loss contingencies, and (vii) income taxes. The Company determines its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, actual results could differ from these estimates, and these differences may be material.

The Company has considered the impacts of the COVID-19 pandemic on the assumptions and inputs supporting certain of the Company’s estimates, assumptions, and judgments. The level of uncertainties and volatility in the global financial markets and economies resulting from the pandemic, as well as the uncertainties related to the impact of the pandemic and its effects on the Company’s operations and financial performance, means that these estimates may change in future periods, as new events occur and additional information is obtained.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The accounting guidance describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value.

The three-level hierarchy for fair value measurements is defined as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company’s financial instruments consist primarily of cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued liabilities. The carrying amounts of the Company’s cash equivalents, accounts receivable, accounts payable, and accrued and other current liabilities approximate fair value due to their short maturities. Refer to Note 4 - Fair Value Measurements for further information related to cash equivalents and marketable securities.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Foreign Currency

The Company’s reporting currency is the U.S. dollar. The Company determines the functional currency for each of its foreign subsidiaries by reviewing their operations and currencies used in their primary economic environments. Most of the Company’s foreign subsidiaries’ functional currency is the local currency of their respective country. Transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the exchange rate on the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured at period-end using the period-end exchange rate. Gains and losses resulting from remeasurement are recorded in the consolidated statements of operations. Subsidiaries’ assets and liabilities with non-U.S. dollar functional currencies are translated at the period-end rate. Accumulated deficit and other equity items are translated at historical rates, and revenue and expenses are translated at average exchange rates during the period. Gains and losses resulting from the translation of the consolidated balance sheets are recorded as a component of accumulated other comprehensive income (loss).

Net foreign exchange transaction and remeasurement gains and losses were not material for the years ended December 31, 2019, 2020, or 2021 or the six months ended June 30, 2021 or 2022 (unaudited).

Business Combinations

Business combinations are accounted for under the acquisition method of accounting. This method requires, among other things, allocation of the fair value of purchase consideration to the tangible and intangible assets acquired and liabilities assumed at their estimated fair values on the acquisition date. The excess of the fair value of purchase consideration over the values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair value of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable, and as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Acquisition costs, consisting primarily of third-party legal and consulting costs, are expensed as incurred.

Cash and Cash Equivalents

Cash includes demand deposits with banks or financial institutions as well as cash in transit from payment processors. Cash in transit from payment processors was $8 million, $16 million, and $10 million as of December 31, 2020 and 2021 and June 30, 2022 (unaudited), respectively. The Company considers all highly-liquid investments purchased with an original or remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents consist of investments in commercial paper, money market funds, and U.S. government and government agency debt securities.

Restricted Cash and Cash Equivalents

The Company has certificates of deposits that collateralize unconditional, irrevocable letters of credit. The letters of credit are held as security for several of the Company’s operating leases and for corporate insurance policies, which are re-negotiated on an annual basis. These letters of credit vary in term and have expiration dates ranging from July 2022 through October 2026. The Company has classified these certificates of deposit as restricted cash and cash equivalents, current or noncurrent, on the consolidated balance sheets based on the underlying maturity date of these letters of credit.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Accounts Receivable and Allowance

The Company’s accounts receivable consists of retailer and advertiser obligations due under normal trade terms and is reported net of allowance. The Company generally collects the gross transaction amount for each order and remits the purchase value of the related goods to the retailer at the retailers’ point-of-sale. In certain cases, the gross transaction amount is partially or completely collected by the retailer from the end user which the Company later recoups from the retailer. Such amounts are included within accounts receivable, net on the consolidated balance sheets and totaled $174 million, $427 million, and $284 million as of December 31, 2020 and 2021, and June 30, 2022 (unaudited), respectively.

The Company maintains an allowance for credit losses for accounts receivable, which is recorded as an offset to accounts receivable, and changes in this allowance are recorded within general and administrative expense in the consolidated statements of operations. The Company assesses collectability by reviewing accounts receivable on a collective basis when similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of customers based on ongoing credit evaluations. The Company also considers customer-specific information, current market conditions, and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. No material write-offs of accounts receivable have been recorded during the years ended December 31, 2019, 2020, or 2021 or the six months ended June 30, 2021 or 2022 (unaudited).

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentration risk consist principally of cash and cash equivalents, restricted cash and cash equivalents, marketable securities, and accounts receivable. The Company’s cash is held with multiple financial institutions in the United States, for which the balances are regularly in excess of federally insured limits, and in Canada, Australia, and China. The Company’s investments consist primarily of U.S. government and government agency securities, commercial paper, and investment grade corporate debt securities that management believes are of high credit quality.

The following customers accounted for 10% or more of the Company’s revenue:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
				(unaudited)
Customer A	16%	13%	18%	20%	13%
Customer B	39%	34%	23%	25%	18%
Customer C	23%	13%	15%	16%	15%
Customer D	26%	15%	15%	14%	14%
Customer E	16%	*	*	*	*
Customer F	15%	*	*	*	*
Customer G	13%	*	*	*	*
Customer H	12%	*	*	*	*
Customer I	11%	*	*	*	*

*	Customer did not represent 10% or more of revenue.

Due to the inclusion of refunds, coupons, incentives and shopper payments as reductions of revenue as discussed below, the presentation of customers contributing 10% or more of revenue yields results that total greater than 100% of consolidated revenue for the year ended December 31, 2019.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The following customers, who are retailers, accounted for 10% or more of the Company’s accounts receivable:

	As of December 31,		As of June 30,
	2020	2021	2022
			(unaudited)
Customer J	*	15%	*
Customer K	*	*	11%

*	Customer did not represent 10% or more of accounts receivable.

Marketable Securities

Marketable securities consist primarily of commercial paper, money market funds, corporate debt securities, and U.S. government and government agency debt securities. The Company invests in a diversified portfolio of marketable securities and limits the concentration of its investments in any particular security. Marketable securities with original maturities at the date of purchase of 90 days or less are included in cash and cash equivalents, and marketable securities with original maturities greater than 90 days, but less than or equal to one year, are included in short-term marketable securities on the consolidated balance sheets. Marketable securities with original maturities as of the balance sheet date greater than one year are included in long-term marketable securities on the consolidated balance sheets. The Company determines the appropriate classification of marketable securities at the time of purchase. Marketable securities are classified as available-for-sale securities and are carried at fair value on the consolidated balance sheets, with all unrealized gains and losses, net of tax except for credit-related impairment losses, recorded as a component of accumulated other comprehensive income (loss).

The Company evaluates its marketable securities with unrealized loss positions for impairment by assessing if they are related to deterioration in credit risk and whether the entire amortized cost basis of the security will be recovered, the intent to sell, and whether it is more likely than not that the Company will be required to sell the securities before the recovery of their cost basis. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses with changes in the allowance for credit losses recorded in the consolidated statements of operations.

No impairment losses related to marketable securities have been recognized during the years ended December 31, 2019, 2020, or 2021 or the six months ended June 30, 2021 or 2022 (unaudited). Effective January 1, 2020, any unrealized losses on available-for-sale debt securities that are attributed to credit risk are recorded to earnings through an allowance for credit losses. Unrealized losses on available-for-sale debt securities were not material as of December 31, 2020 or 2021 or June 30, 2022 (unaudited), and no allowance for credit losses was recorded. For the purposes of computing realized and unrealized gains and losses, the cost of investments sold is based on the specific-identification method. Interest on marketable securities is included in interest income in the consolidated statements of operations.

Property and Equipment, Net

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful life. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is reflected within operating expenses.

Capitalized Internal-Use Software

Certain costs of platform and other software applications developed for internal use are capitalized and presented as a component of property and equipment, net on the consolidated balance sheets. The Company capitalizes

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

qualifying internal-use software development costs that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality and will expense costs incurred for maintenance and minor upgrades and enhancements. Capitalized costs are amortized using the straight-line method over the estimated useful life of the software once it is ready for its intended use. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.

Goodwill and Intangible Assets, Net

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets consist of developed technology and customer relationships acquired in business combinations and patents purchased from third parties. Intangible assets resulting from the acquisition of entities are accounted for using the acquisition method of accounting based on management’s estimate of the fair value of assets received. Intangible assets are amortized over the estimated useful lives in a pattern that most closely matches the timing of their economic benefits. The Company reviews intangible assets for impairment under the long-lived asset model described below.

Goodwill is not subject to amortization but is tested for impairment on an annual basis, performed in the fourth quarter of each year, or whenever events or changes in circumstances indicate the carrying value of the reporting unit may be in excess of the reporting unit’s fair value. Goodwill is tested for impairment at the reporting unit level by first assessing the qualitative factors to determine whether it is more likely than not that the fair value of the Company’s single reporting unit is less than its carrying amount. Qualitative indicators assessed include consideration of macroeconomic, industry, and market conditions, the Company’s overall financial performance, and personnel or strategy changes. Based on the qualitative assessment, if the Company determines that it is more likely than not that the Company’s single reporting unit’s fair value is less than its carrying amount, a quantitative analysis is performed by comparing the fair value of the Company’s single reporting unit to its carrying value. Any excess of the goodwill carrying amount over the fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value. The Company may also elect to perform a quantitative analysis instead of starting with a qualitative approach.

No impairment losses related to goodwill and intangible assets have been recognized during the years ended December 31, 2019, 2020, or 2021 or the six months ended June 30, 2021 or 2022 (unaudited).

Impairment of Long-Lived Assets

The Company evaluates intangible assets and long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets or asset group (collectively “asset group”) may not be recoverable. This includes but is not limited to significant adverse changes in business climate, market conditions, or other events that indicate an asset group’s carrying amount may not be recoverable. The Company measures the recoverability of the asset group by comparing the carrying amount of such asset groups to the future undiscounted cash flows it expects the asset group to generate. If the Company considers the asset group to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset group exceeds its fair value. The Company reviews the impairment of its operating lease right-of-use assets consistent with the approach applied for other long-lived assets. No impairment losses related to long-lived assets have been recognized during the years ended December 31, 2019, 2020, or 2021 or the six months ended June 30, 2021 or 2022 (unaudited).

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Advances from Payment Card Issuer

A payment card issuer may advance funds required to settle transactions for a short period, generally one business day, on an interest-free basis. Such advances from the payment card issuer are included within accrued and other current liabilities in the consolidated balance sheets.

Deferred Offering Costs

Deferred offering costs, which consist of direct incremental legal, consulting, accounting, and other fees relating to the anticipated sale of the Company’s common stock in the IPO, are capitalized and will be recorded as a reduction of proceeds from the offering upon the consummation of the offering. As of December 31, 2020 and 2021, the Company had not incurred such costs. As of June 30, 2022 (unaudited), these costs were not material.

Revenue Recognition

The Company offers a technology solution that connects multiple parties to facilitate transactions. The Company’s revenue consists of transaction revenue and advertising and other revenue. The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“Topic 606”). The Company adopted Topic 606, effective January 1, 2020, using the full retrospective transition method. Under this method, the Company is presenting the consolidated financial statements for all periods presented in accordance with Topic 606. The Company identifies end users, retailers, and advertisers as the Company’s customers.

Transaction Revenue

The Company generates its revenue primarily from fees received from end users and amounts paid by retailers for its transaction service and is net of any promotions, incentives, and refunds, as well as payments to shoppers. The Company enters into Terms of Service and Services Agreements with its end users and retailers, respectively. These agreements provide a framework for transactions between the Company’s end users and shoppers for fulfillment services. The Company separately enters into agreements with shoppers for their use of the technology solution through which shoppers offer fulfillment services to end users.

The Company’s sole performance obligation to the retailer is to connect retailers with end users for the provision of goods by the retailer to the end user. The Company’s transaction service may also include lead generation, facilitation of payments, providing and hosting the retailer’s site, and other activities to facilitate satisfaction of the performance obligation. The Company’s sole performance obligation to the end user is to arrange for a shopper to provide fulfillment services to the end user. Each performance obligation is satisfied at a point in time, upon the transfer of control of the services.

As multiple parties are involved in a transaction between end users, retailers, and shoppers, judgment is required in determining whether the Company is the principal or agent for the goods and services provided to end users in a transaction. The Company presents revenue on a gross or net basis based on whether it controls the goods or services provided to the end user and is the principal (gross), or the Company arranges for other parties to provide the goods or service to the end user and is an agent (net):

•

Goods: The Company acts as an agent of the retailer in the sale of goods to the end user as the Company does not control the goods at any time before they are transferred to the end user. The Company does not pre-purchase or otherwise obtain control of the goods and only benefits from its fee for arranging for the sale of goods by the retailer to the end user. The Company also does not take inventory risk and does not generally have discretion over pricing of the goods.

•

Fulfillment services: The Company acts as an agent of the end user in the procurement of fulfillment services from shoppers who are independent contractors. The Company does not control the fulfillment services provided as the Company does not pre-purchase services or otherwise direct shoppers to

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

perform fulfillment services on the Company’s behalf. The Company does not promise fulfillment services to end users at any time. In addition, the Company is not primarily responsible for and does not have inventory risk for the fulfillment services. Although the Company has discretion in establishing the fees paid for the services, this indicator does not alone provide persuasive evidence that the Company controls the fulfillment services.

As an agent, the Company recognizes as revenue the net amount it retains from both the retailer and the end user from a transaction after remitting the purchase value of the goods to the retailer and amounts owed to the shopper for their services.

In limited situations, the Company utilizes its own employees to provide certain fulfillment activities for end users with the related costs of employees recorded as cost of revenue.

Taxes collected from end users on behalf of governmental authorities as part of the transaction are recorded on a net basis and excluded from revenue.

End Users

The Company generates revenue from its end users through service and delivery fees for arranging fulfillment services. For each transaction, the Company processes the entire amount of the transaction (i.e., total purchase value of the goods, delivery fees, service fees, applicable sales taxes, and tips) received from the end user and recognizes revenue on a net basis after settling the purchase value of the goods to the retailer and the amounts owed to the shoppers for fulfillment services. Any tips received from the end user for the benefit of shoppers are passed through to the shoppers and are not reflected as revenue or expenses of the Company.

End users can also purchase monthly or annual Instacart+ (previously referred to as Instacart Express) memberships, which entitle the end user to certain benefits including waived delivery fees and reduced service fees on transactions that exceed a minimum transaction value. Membership fees are paid at commencement of the subscription term. Revenue from membership fees is recognized ratably over the monthly or annual subscription period.

Retailers

The Company generates revenue from retailers through service fees in exchange for providing access to the Company’s technology solution. The services can be provided to retailers either through the Company’s mobile application or website or through dedicated websites created exclusively for the retailers. The Company recognizes revenue as either a per transaction fee, a percentage of the total purchase value from the sale of goods, the difference in price between amounts charged to end users for goods and the actual settlement price to the retailer for those goods, or a combination thereof. Payment for the Company’s services is generally due immediately to 45 days upon receipt of invoice.

From time to time, the Company has issued equity-based instruments to retailers. Refer to Note 3 - Revenue for further discussion.

Revenue Share

The Company generates revenue from a partnership with a payment card issuer whereby shoppers use cards issued by the payment card issuer to pay for goods at the retailers’ point-of-sale. The Company earns a revenue share from the payment card issuer for transactions processed through these payment cards and records these amounts in the same period the underlying transaction takes place.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Coupons, Refunds, and Incentives

Coupons, refunds, and incentives offered to end users arise due to the Company’s business practices. Coupons and incentives provided to end users and shoppers, respectively, are recorded as a reduction of revenue if the Company does not receive a distinct good or service or cannot reasonably estimate the fair value of the good or service received in exchange for the coupon or incentive.

The Company offers several types of coupons and incentives to encourage use of the Company’s services. These are offered in various forms that include:

•

Appeasement coupons: These coupons are offered to end-users to ensure the satisfaction of the Company’s end user. The Company reduces the revenue recognized in each period by the expected value of the related refunds and appeasement coupons.

•

Promotional coupons: These coupons are offered to end users to acquire, re-engage, or generally increase an end user’s use of the service and are recognized as a reduction of revenue at the time they are redeemed by the end user.

•

Referral bonus coupons: These coupons are earned when an existing end user or shopper (“the referrer”) refers a new end user or shopper (“the referred”) to the Company, and the referred places their first transaction through the Company’s technology solution. These referrals are typically paid in the form of a credit given to both the referrer and the referred. The Company records a liability for unused referrer coupons and the corresponding expense as sales and marketing expense at the time the referral is earned by the referrer because the coupon represents either consideration payable to a customer or a shopper in exchange for a distinct good or service (i.e., the referral). Coupons granted to the referred are recorded as incurred as a reduction in the transaction price when the referred places their first transaction.

Refunds are accounted for as variable consideration, and there is limited uncertainty in estimation given the short duration. In certain cases, end user fees received may be less than the amount of refunds, coupons, incentives, and shopper payments applicable to a particular transaction. This shortfall is recorded in revenue.

Advertising and Other Revenue

The Company generates revenue from the sale of advertising to companies that are interested in reaching the Company’s end users. The advertising products include sponsored product placements, delivery promotions, coupons, display placements, and a variety of other online advertising products. Service fees are paid for continually promoting a brand over the duration of the contractual term. Contracts are typically less than one year in duration. The Company recognizes revenue in the amount that it has the right to invoice, upon product coupon or free delivery redemption, per click for sponsored products, and ratably over the contract term or on an impression or fixed fee basis for display placements. The Company also offers a software subscription service that enhances the online shopping experience to certain retailers and generates an immaterial amount of other revenue from software subscriptions. Revenue is recognized ratably over the subscription period. Payment for the Company’s advertising services is generally due 30 to 90 days upon receipt of invoice.

Practical Expedients

The Company has no significant financing components in its contracts with customers.

The Company applies a practical expedient to costs to obtain these contracts and expenses them as incurred as the amortization period would have been one year or less.

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less, (ii) contracts for which the Company recognizes revenue at the amount to

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

which it has the right to invoice when that amount corresponds directly with the value of services performed, and (iii) variable consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied distinct service that forms part of a single performance obligation.

Contract Assets and Liabilities

The Company records deferred revenue, which is a contract liability, when the Company receives customer payments in advance of the performance obligations being satisfied on the Company’s contracts. The entire balance of deferred revenue as of December 31, 2021 is expected to be recognized within a year. For the years ended December 31, 2020 and 2021, the Company recognized as revenue its entire deferred revenue balance as of December 31, 2019 and 2020, respectively. For the six months ended June 30, 2021 and 2022 (unaudited), the Company recognized $77 million and $108 million of revenue from the deferred revenue balance as of December 31, 2020 and 2021, respectively.

There were no material contract assets as of December 31, 2020 or 2021 or June 30, 2022 (unaudited).

Cost of Revenue

Cost of revenue primarily consists of third-party payment processing fees, expenses related to payment chargebacks, compensation costs of employees involved in fulfillment, hosting fees, insurance costs attributed to fulfillment, depreciation expense, and amortization expense of certain technology-related intangible assets and capitalized internal-use software.

Compensation costs for the Company include salaries, taxes, benefits, and bonuses.

Operations and Support Expense

Operations and support expense primarily consists of compensation costs for employees who support operations, costs of end user and shopper support, the cost of attracting and onboarding new shoppers, allocations of various overhead and occupancy costs, and depreciation and amortization expense.

Compensation costs for the Company include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

Research and Development Expense

Research and development expense primarily consists of compensation costs for employees in engineering, third-party consulting fees, allocations of various overhead and occupancy costs, and depreciation and amortization expense.

Compensation costs for the Company include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

Sales and Marketing Expense

Sales and marketing expense primarily consists of advertising expenses, compensation costs for sales and marketing employees, third-party consulting fees, allocations of various overhead and occupancy costs, depreciation expense, and amortization expense of customer relationship intangible assets. Advertising expenses primarily include marketing activities such as online advertising, which are expensed as incurred. The Company incurred advertising expenses of $60 million, $110 million, and $270 million for the years ended December 31, 2019, 2020, and 2021, respectively, and $114 million and $201 million for the six months ended June 30, 2021 and 2022 (unaudited), respectively, which is included in sales and marketing expense in the consolidated statements of operations.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Compensation costs for the Company include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

General and Administrative Expense

General and administrative expense primarily consists of compensation costs for administrative employees, including finance and accounting, human resources, policy, legal; third-party consulting costs; allocations of various overhead and occupancy costs; depreciation expense; and amortization expense of patents.

Compensation costs for the Company include salaries, taxes, benefits, bonuses, and stock-based compensation expense.

Operating Leases

The Company determines if a contract is or contains a lease at inception of the arrangement based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset and whether it has the right to direct the use of an identified asset in exchange for consideration, which relates to an asset that the Company does not own. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. Right-of-use assets are recognized based on the lease liability, adjusted for lease incentives received. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate (“IBR”) because the interest rate implicit in most of the Company’s leases is not readily determinable. The IBR is a hypothetical rate based on information available at the lease commencement date, including the Company’s understanding of what interest rate the Company would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized loan, based on the Company’s credit rating and other factors.

Lease payments may be fixed or variable; however, only fixed payments or in-substance fixed payments are included in the Company’s lease liability calculation. Variable lease payments may include costs such as common area maintenance, utilities, or other costs. Variable lease payments are recognized in operating expenses in the consolidated statements of operations in the period in which the obligation for those payments is incurred.

The Company’s leases typically contain rent escalations over the lease term. The Company recognizes expense for these leases on a straight-line basis over the lease term.

The Company does not recognize short-term leases (original expected term of one year or less) on the consolidated balance sheets, and related lease payments are recognized as an expense over the lease term on a straight-line basis. The Company’s lease agreements generally do not contain any residual value guarantees or restrictive covenants. The Company did not have any finance leases for the years ended December 31, 2019, 2020, or 2021 or June 30, 2021 and 2022 (unaudited).

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards based on the estimated fair value of the awards on the date of grant. Stock-based compensation expense is recognized ratably over the period during which an employee is required to provide service. The Company estimates the fair value of stock options granted to employees using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including (1) the fair value of common stock, (2) the expected stock price volatility, (3) the expected term of the award, (4) the risk-free interest rate, and (5) expected dividends. The Company accounts for forfeitures when they occur. The Black-Scholes assumptions are summarized as follows:

•

Fair value of common stock. Because the Company’s common stock is not yet publicly traded, the Company is required to estimate the fair value of its common stock, as discussed in “Common Stock Valuations” below.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

•

Expected volatility. As a result of the lack of historical and implied volatility data of the Company’s common stock, the expected stock price volatility has been estimated based on the historical volatilities of a specified group of companies in its industry for a period equal to the expected life of the option. The Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, and position within the industry and with historical share price information sufficient to meet the expected term of the stock options. The historical volatility data has been computed using the daily closing prices for the selected companies.

•

Expected term. The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on the stock options’ vesting terms and contractual terms, estimated employee termination behavior, and potential future stock price outcomes.

•	Risk-free rate. The expected risk-free rate assumption is based on the U.S. Treasury instruments whose term is consistent with the expected term of the stock options.

•

Expected dividend yield. The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The Company has not paid dividends and does not expect to do so in the foreseeable future, and as such, the dividend yield has been estimated to be zero.

Service-Based Awards

The Company recognizes compensation expense for employee stock awards with service-based vesting conditions on a straight-line basis over the requisite service period, which is generally four years, based on the fair value at grant date using the Black-Scholes option pricing model. The Company, at times, grants unvested restricted stock to employees of certain acquired companies in lieu of cash consideration. These awards are generally subject to continued post-acquisition employment. Therefore, the Company accounts for these awards as post-acquisition stock-based compensation expense. The Company recognizes stock-based compensation expense equal to the grant date fair value of the restricted stock on a straight-line basis over the requisite service period of the awards, which is generally three years.

Performance-Based Awards

The Company has granted restricted stock units (“RSUs”) and restricted stock that vest only upon satisfaction of both service-based and performance-based vesting conditions. The service-based vesting condition for the majority of RSUs and restricted stock is satisfied over a period of four years. The performance-based vesting condition will be satisfied upon a qualifying liquidity event defined as the earlier of (i) a combination or disposition transaction provided that such transaction (or series of transactions) qualifies as a change of control, and (ii) the effective date of a registration statement of the Company for an initial public offering. The unvested restricted stock is subject to the Company’s right of repurchase. The Company has also granted RSUs with an additional performance-based vesting condition. Refer to Note 12 - Stockholders’ Deficit for further discussion.

The Company records stock-based compensation expense for RSUs and restricted stock on an accelerated attribution method over the requisite service period, which is generally four years, and only if performance-based vesting conditions are considered probable to be satisfied.

As of December 31, 2021 and June 30, 2022 (unaudited), the Company has not recognized stock-based compensation expense for awards with performance-based vesting conditions that include a qualifying liquidity event because the qualifying liquidity event is not probable. In the period in which the Company’s qualifying liquidity event becomes probable, the Company will record cumulative stock-based compensation expense determined using grant-date fair values for awards that have satisfied or partially satisfied the service-based vesting condition. Stock-based compensation expense related to any remaining service-based vesting conditions after the qualifying liquidity event will be recorded over the remaining requisite service period.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Market-Based Awards

The Company has granted stock options and RSUs to certain executives to purchase shares of the Company’s voting common stock and non-voting common stock, as applicable, under its 2013 Equity Incentive Plan (the “2013 Plan”) and its 2018 Equity Incentive Plan (the “2018 Plan” and, together with the 2013 Plan, the “Plans”), each of which vest only upon the satisfaction of market-based vesting conditions in addition to either service-based vesting conditions or both service-based and performance-based vesting conditions. The market-based vesting conditions are satisfied upon the Company’s achievement of specified future Company valuation amounts, as determined prior to, upon, and following the effective date of a registration statement of the Company for an initial public offering. The performance-based vesting condition is satisfied upon a liquidity event, including a change of control or an initial public offering.

For market-based equity awards, the Company determines the grant-date fair value utilizing a Monte Carlo valuation model, which incorporates various assumptions including expected stock price volatility, expected term, risk-free interest rates, expected date of a qualifying event, and expected Company valuation amounts.

The Company records stock-based compensation expense for market-based equity awards on an accelerated attribution method over the requisite service period, and for awards containing performance-based vesting conditions, only if performance-based vesting conditions are considered probable of being satisfied. The Company determines the requisite service period by comparing the derived service period to achieve the market-based vesting condition and the explicit time-based service period, using the longer of the two service periods as the requisite service period.

Common Stock Valuations

The fair value of the shares of common stock underlying stock options and RSUs and common and restricted stock issued in connection with business acquisitions has historically been determined by the board of directors as there was no public market for the common stock. The board of directors determines the fair value of the Company’s common stock by considering a number of objective and subjective factors including: the valuation of comparable companies, sales of the Company’s redeemable convertible preferred stock or common stock by the Company, the Company’s operating and financial performance, secondary transactions involving the Company’s common stock, the lack of liquidity of common stock, and general and industry specific economic outlook, amongst other factors.

Income Taxes

The Company is subject to income taxes in the United States, Canada, Australia, and China. The Company records a provision for income taxes using the asset and liability method. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. The Company records a valuation allowance to reduce its deferred tax assets to the net amount that it believes is more likely than not to be realized.

The Company recognizes tax benefits from uncertain tax positions only if the Company believes that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company continuously reviews issues raised in connection with ongoing examinations and open tax years to evaluate the adequacy of its tax liabilities. The Company’s policy is to adjust these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

could have a material impact on its financial condition and results of operations. The provision for income taxes includes the effects of any reserves that management believes are appropriate, as well as the related interest and penalties.

Net Income (Loss) Per Share

The Company calculates basic and diluted net income (loss) per share attributable to common stockholders in conformity with the two-class method required for companies with participating securities. The Company considers all series of redeemable convertible preferred stock to be participating securities as the holders are entitled to receive non-cumulative dividends on a pari passu basis in the event that a dividend is paid on common stock. Under the two-class method, net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of redeemable convertible preferred stock do not have a contractual obligation to share in losses.

Basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities outstanding for the period. For purposes of this calculation, redeemable convertible preferred stock, stock options to purchase common stock, common stock issuable pursuant to a subscription agreement, unvested exchangeable shares, unvested restricted stock, and warrants to purchase common stock are considered potentially dilutive securities but have been excluded from the calculation of diluted net income (loss) per share attributable to common stockholders as their effect is not dilutive.

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Topic 606 supersedes the revenue recognition requirements in ASU Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.

In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The core principle of the guidance in ASU No. 2014-09 is not changed by the amendments in ASU No. 2016-08. The amendments clarify the implementation guidance on principal versus agent considerations. Per ASU No. 2016-08, when another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (principal) or to arrange for that good or service to be provided by the other party (agent). When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled.

In April 2016 and May 2016, the FASB issued guidance which amends certain other aspects of ASU No. 2014-09. In April 2016, the FASB issued ASU No. 2016-10 which amended the identification of performance obligations and the licensing implementation guidance. In May 2016, The FASB issued ASU No. 2016-12 which amended the guidance on the collectability of revenue, presentation of sales tax and other similar taxes collected from customers, contracts containing non-cash considerations, and contract modifications and completed contracts at transition. In December 2016, the FASB issued ASU No. 2016-20 which amended ASU No. 2014-09 to make minor corrections and minor improvements to the guidance in Topic 606. The Company adopted ASU No. 2014-09 on January 1, 2020 using the full retrospective method. These consolidated financial statements reflect the retrospective adoption as noted above.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements and ASU No. 2018-10, Codification Improvements to Topic 842, Leases. ASU No. 2016-02 and the subsequent modifications are identified as “ASC 842.” ASU No. 2016-02 requires lessees to recognize lease right-of-use assets and lease liabilities on the balance sheets and requires expanded disclosures about leasing arrangements.

The Company adopted ASC 842 on January 1, 2020, using the modified retrospective transition method and used the effective date as the date of initial application. Consequently, financial information is not updated for dates and periods before January 1, 2020. ASC 842 provides a number of optional practical expedients in transition. The Company elected the package of practical expedients, which permits the Company not to reassess its prior conclusions about lease identification, lease classification, and initial direct costs. The Company made a policy election not to separate non-lease components from lease components; therefore, it accounts for lease and non-lease components as a single lease component. The Company also elected to not apply recognition requirements to short-term leases (original expected term of one year or less). The Company did not use hindsight when determining the lease term. Upon adoption, the Company recognized operating lease right-of-use assets of $60 million, operating lease liabilities of $68 million, and derecognized $8 million of deferred rent previously recorded in accrued and other current liabilities and other long-term liabilities on the Company’s consolidated balance sheet. The Company did not have any finance leases upon adoption. The Company’s adoption of the new leasing standard did not impact cumulative expense recognized related to leases existing as of the adoption date. Accordingly, no adjustments were made to the opening balance of accumulated deficit as of the adoption date.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments to require the measurement of expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The guidance also amends the impairment model for available-for-sale debt securities and requires entities to determine whether all or a portion of the unrealized loss on such debt security is a credit loss. In April 2019, the FASB issued ASU No, 2019-04, which, among other amendments, allows for certain policy elections and practical expedients related to accrued interest on financial instruments. In May 2019, the FASB also issued ASU No. 2019-05, which granted targeted transition relief by allowing entities to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost. In November 2019, the FASB issued ASU No. 2019-10 and ASU No. 2019-11, which addressed certain aspects of the guidance related to effective dates, expected recoveries, troubled debt restructurings, accrued interest receivables, and financial assets secured by collateral. In February and March 2020, the FASB also issued ASU No. 2020-02 and ASU No. 2020-03, respectively, which provide certain amendments and improvements to sections of ASU No. 2016-13. The Company adopted the provisions of ASU No. 2016-13 on January 1, 2020 using the modified retrospective approach, which did not have a material impact on the consolidated financial statements on the adoption date.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which eliminates Step 2 from the prior guidance’s goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. The Company adopted the provisions of ASU No. 2017-04 on January 1, 2020, which did not have an impact on the consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements in Topic 820. The Company adopted the provisions of ASU No. 2018-13 on January 1, 2020, which did not have an impact on the consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. These amendments expand the scope of

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Topic 718, Compensation—Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to non-employees for goods or services. Consequently, the accounting for share-based payments to non-employees and employees will be substantially aligned. The Company adopted the provisions of ASU No. 2018-07 on January 1, 2020, which did not have an impact on the consolidated financial statements.

In November 2019, the FASB issued ASU No. 2019-08, Compensation—Stock Compensation (Topic 718) and Revenue from Contract with Customers (Topic 606): Codification Improvements—Share-Based Consideration Payable to a Customer. These amendments expand the scope of Topic 718, to include share-based awards issued to customers in conjunction with selling goods or services. As a result, for payments to customers in the form of an equity instrument that are a reduction of the transaction price, a reporting entity will apply Topic 718 to determine the amount and Topic 606 to determine the timing of the reduction of revenue. The share-based award is measured at fair value on the grant date in accordance with Topic 718, which will also be the amount by which the transaction price is reduced. The guidance requires entities to adopt ASU No. 2019-08 by applying the same transition provisions as those in ASU No. 2018-07 that require equity-classified awards for which a measurement date has not been established before the adoption date to be remeasured on the basis of their adoption date fair value. The Company adopted the provisions of ASU No. 2019-08 on January 1, 2020. Accordingly, the Company remeasured all outstanding stock-based awards to retailers for which the measurement date was not established as of the adoption date using the award’s fair value on the adoption date. The adoption of ASU No. 2019-08 did not have an impact on the Company’s opening balance of accumulated deficit or the timing of reduction of revenue.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company adopted the provisions of ASU No. 2018-15 on January 1, 2021, which did not have a material impact on the consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to improve consistency and simplify several areas of existing guidance. ASU No. 2019-12 removes certain exceptions to the general principles related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The Company prospectively adopted the provisions of ASU No. 2019-12 on January 1, 2021, which did not have a material impact on the consolidated financial statements.

Recently Adopted Accounting Pronouncements (unaudited)

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an entity’s accounting for certain equity transactions affecting the presentation of earnings per share. This guidance requires an entity to treat a modification of an equity-classified warrant that remains equity-classified as an exchange of the original warrant for a new warrant. An entity should measure the effect of a modification as the excess, if any, of the fair value, of the modified warrant and the fair value of that warrant immediately before modification. The Company adopted the provisions of ASU No. 2021-04 on January 1, 2022, which did not have an impact on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which requires contract assets and

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers, as if it had originated the contracts. Under the legacy business combination guidance, such assets and liabilities are recognized by the acquirer at fair value on the acquisition date. The Company adopted the provisions of ASU No. 2021-08 on January 1, 2022, which did not have an impact on the consolidated financial statements.

3.	Revenue

Disaggregation of Revenue

The following table depicts the disaggregation of revenue according to type of revenue and is consistent with how the Company evaluates financial performance. The Company believes this depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)			(unaudited, in millions)
Transaction	$147	$1,182	$1,262	$620	$799
Advertising and other	67	295	572	264	327

Total revenue	$214	$1,477	$1,834	$884	$1,126

Revenue by geographic areas based on bill-to location was as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)			(unaudited, in millions)
United States	$207	$1,442	$1,789	$860	$1,093
International (1)	7	35	45	24	33

Total revenue	$214	$1,477	$1,834	$884	$1,126

(1)

No individual international country represented 10% or more of the Company’s total revenue for the years ended December 31, 2019, 2020, or 2021 or the six months ended June 30, 2021 or 2022 (unaudited).

Equity Agreements with Retailers

From time to time, the Company has entered into equity agreements with retailers for the purchase or grant of redeemable convertible preferred stock, common stock warrants, and non-voting common stock (collectively, “the Equity Agreements”). These Equity Agreements are generally executed at or near the time of execution of commercial agreements for the Company’s services. In accordance with Topic 606, the Company considers any excess of the fair value of the equity instruments issued over any cash payments received in exchange for the instrument to be consideration paid to the retailers and therefore, a reduction of revenue.

The fair value of the warrants is determined upon the measurement date, which is the date when performance is complete, which is generally when the vesting milestone has been satisfied. The fair value of non-voting common stock issuable pursuant to a subscription agreement is determined by management who considers the results of independent valuations of the Company’s common stock. The amounts representing the excess of the fair value of the equity awards provided to retailers from the Equity Agreements over any cash payments received are recognized as a reduction of revenue in the consolidated statements of operations over the term of the related commercial agreement or based on the achievement of certain performance targets.

Prior to January 1, 2020, the outstanding stock-based awards to retailers with time-based vesting conditions were measured at their then current fair value at each reporting period until the measurement date is reached.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Outstanding stock-based awards to retailers with performance-based vesting conditions were measured at the then current lowest aggregate fair value at each reporting period until the measurement date is reached. On January 1, 2020, the Company adopted ASU No. 2019-08 and remeasured all outstanding stock-based awards to retailers using the award’s fair value on the adoption date. Subsequent to adoption, outstanding stock-based awards to retailers are no longer required to be remeasured at each reporting period.

Stock-based awards to retailers are recognized as a reduction in revenue in the consolidated statements of operations over the term of the related commercial agreement or upon the achievement of certain performance targets, as applicable. In total, the Company recognized net reductions to revenue of $9 million, $26 million, and $5 million during the years ended December 31, 2019, 2020, and 2021, respectively, and $3 million during the six months ended June 30, 2021 (unaudited). No adjustments to revenue were recorded during the six months ended June 30, 2022 (unaudited).

The fair values of the warrants for the years ended December 31, 2019 and 2020 were determined using the following assumptions:

Year Ended December 31,
	2019	2020
Expected term (years)	0.25 - 3.88	0.25 - 3.88
Expected volatility	45.26% - 54.82%	45.26% - 54.82%
Risk-free interest rate	1.55% - 1.66%	1.55% - 1.66%
Expected dividend yield	—	—

November 2017 Retailer Warrants

In November 2017, the Company entered into a commercial agreement with a retailer, and in connection with the commercial agreement, the Company entered into a warrant agreement to issue warrants for the purchase of up to 9,289,410 shares of non-voting common stock with an exercise price of $18.52. The warrants vest subject to the achievement of three time or performance-based milestones. The first milestone is a time-based milestone in which 5,573,650 shares vest after 36 months have elapsed subsequent to the execution date of the commercial agreement. The second and third milestones are performance-based milestones in which 1,857,880 shares each vest based on achievement of certain performance metrics by the Company. These warrants are exercisable, solely with respect to the shares that have vested in connection with a particular milestone, in whole or in part, and in all cases only prior to the expiration of the warrant. These warrants shall expire and shall no longer be exercisable as of the earlier of a Deemed Liquidation Event (as defined in Note 11 - Redeemable Convertible Preferred Stock) or the fifth-year anniversary of the date of the commercial agreement. During the year ended December 31, 2020, the first and second milestones were achieved, and an aggregate of 7,431,530 shares vested. No shares vested during the year ended December 31, 2021 or the six months ended June 30, 2021 or 2022 (unaudited).

During the years ended December 31, 2019, 2020, and 2021 and the six months ended June 30, 2021 or 2022 (unaudited), the warrants were neither exercised, canceled, nor expired. As of December 31, 2020 and 2021 and June 30, 2022 (unaudited), 9,289,410 warrants were outstanding and 7,431,530 were vested and exercisable. The remaining outstanding warrants as of December 31, 2021 and June 30, 2022 (unaudited) were not expected to vest. The weighted-average remaining contractual term as of December 31, 2021 and June 30, 2022 (unaudited) of the warrants outstanding and vested was 0.88 years and 0.38 years, respectively. The aggregate intrinsic values as of December 31, 2021 of the warrants outstanding and vested were $651 million, respectively. The aggregate intrinsic values as of June 30, 2022 (unaudited) of the warrants outstanding and vested was $195 million.

July 2018 Retailer Warrants

In July 2018, the Company entered into a warrant agreement with another retailer to issue warrants for the purchase of up to 14,863,040 shares of non-voting common stock with an exercise price of $18.52. The warrants

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

vest subject to achievement of time-based milestones. Vesting commenced on January 1, 2018, the vesting start date, with 3,715,760 shares each vesting on the 12 and 24-month anniversaries of the vesting commencement date and four tranches of 1,857,880 shares each vesting every six months thereafter. The retailer can exercise any or all shares vested for a given milestone on or within 90 days following the date of the milestone being achieved. These warrants expire the earliest of 90 days subsequent to the 48-month anniversary of the warrant agreement, a Deemed Liquidation Event (as defined in Note 11 - Redeemable Convertible Preferred Stock), or the date the warrant is no longer eligible to be exercised or vest with respect to any shares.

During the years ended December 31, 2019, 2020, and 2021, 3,715,760, 5,573,640, and 3,715,760 warrants vested, respectively, and during the six months ended June 30, 2021 and 2022 (unaudited), 1,857,880, and 1,857,880 warrants vested, respectively. During the years ended December 31, 2020 and 2021, the retailer exercised warrants to purchase 1,857,880 and 3,715,760 shares of non-voting common stock, respectively, at a price of $18.52 per share, with total proceeds of $34 million and $68 million, respectively. During the six months ended June 30, 2021 and 2022 (unaudited), the retailer exercised warrants to purchase 1,857,880 and 1,857,880 shares of non-voting common stock at a price of $18.52 per share, with total proceeds of $34 million and $34 million, respectively. During the years ended December 31, 2019, 2020, and 2021, 3,715,760, 3,715,760, and zero fully vested warrants expired unexercised, respectively. As of December 31, 2020 and 2021, 5,573,640 and 1,857,880 warrants were outstanding and unvested, respectively. The weighted-average remaining contractual term as of December 31, 2021 of the warrants outstanding was 0.25 years. The aggregate intrinsic value as of December 31, 2021 of the warrants outstanding was $163 million. As of June 30, 2022 (unaudited), there were no warrants outstanding.

July 2018 Retailer Subscription Agreement

In July 2018, in conjunction with the warrant agreement with the same retailer, the Company also entered into a subscription agreement that provided for the issuance of 3,715,760 shares of non-voting common stock for no cash consideration. The shares issuable pursuant to the subscription agreement vest upon four time-based milestones, subject to continued compliance with the commercial agreement. Vesting commenced on January 1, 2018, the vesting start date, with 1,393,410 shares vesting on the 12 and 24-month anniversary, and 464,470 shares vesting on the 36 and 48-month anniversary of the vesting start date.

During the years ended December 31, 2019, 2020, and 2021, 1,393,410, 1,393,410, and 464,470 shares vested and were issued, respectively. During the six months ended June 30, 2021 and 2022 (unaudited), 464,470 and 464,470 shares vested and were issued, respectively. None of the shares issuable pursuant to the subscription agreement were canceled during the years ended December 31, 2019, 2020, or 2021 or the six months ended June 30, 2021 or 2022 (unaudited). As of December 31, 2020 and 2021, 928,940 and 464,470 shares issuable pursuant to the subscription agreement were outstanding and unvested, respectively. The fair value per share as of December 31, 2020 and 2021 was $47.69 and $106.08, respectively. The weighted-average remaining contractual term of shares outstanding as of December 31, 2021 was 0.00 years. The aggregate intrinsic value of shares outstanding as of December 31, 2021 was $49 million. There were no outstanding shares as of June 30, 2022 (unaudited).

Former Retailer

In 2016, the Company received a one-time payment of $4 million and issued 1,540,640 shares of Series B redeemable convertible preferred stock at a price of $2.98 per share, for an aggregate purchase price of $5 million in connection with a commercial agreement with a retailer. In addition, the Company issued warrants for the retailer to purchase 2,695,810 shares of Series C redeemable convertible preferred stock at an exercise price of $13.31 per share. These warrants vested on the achievement of certain performance targets.

In 2018, in conjunction with an agreement to end the commercial relationship with the Company effective mid-2019, the retailer paid $8 million of cash consideration to the Company, sold the previously purchased

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Series B redeemable convertible preferred stock back to the Company for $2 million, and surrendered to the Company previously granted Series C redeemable convertible preferred stock warrants. The cash received and fair value in excess of consideration paid for the Series B redeemable convertible preferred stock of $22 million and Series C redeemable convertible preferred stock warrants of $8 million, respectively, were recognized as additional consideration (and therefore revenue) from the retailer on a straight-line basis over the remaining amended contract term, which is included in the net reductions to revenue related to Equity Agreements with retailers.

During the year ended December 31, 2021, the Company issued non-voting common stock to certain retailers. Refer to Note 12 - Stockholders’ Deficit for further discussion.

4.	Fair Value Measurements

The following tables summarize assets and liabilities that are measured at fair value on a recurring basis, by level, within the fair value hierarchy:

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
	(in millions)
Cash equivalents
Commercial paper	$—	$14	$—	$14

Total cash equivalents	—	14	—	14

Short-term marketable securities
U.S. government and government agency debt securities	—	168	—	168
Commercial paper	—	40	—	40

Total short-term marketable securities	—	208	—	208

Long-term marketable securities
U.S. government and government agency debt securities	—	14	—	14

Total long-term marketable securities	—	14	—	14

Total	$—	$236	$—	$236

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
	(in millions)
Cash equivalents
Money market funds	$34	$—	$—	$34
Commercial paper	—	26	—	26

Total cash equivalents	34	26	—	60

Short-term marketable securities
U.S. government and government agency debt securities	—	89	—	89
Corporate debt securities	—	36	—	36
Commercial paper	—	223	—	223

Total short-term marketable securities	—	348	—	348

Long-term marketable securities
U.S. government and government agency debt securities	—	119	—	119
Corporate debt securities	—	9	—	9

Total long-term marketable securities	—	128	—	128

Total	$34	$502	$—	$536

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

	As of June 30, 2022
	Level 1	Level 2	Level 3	Total
	(unaudited, in millions)
Cash equivalents
Money market funds	$1	$—	$—	$1
Commercial paper	—	113	—	113
U.S. government and government agency debt securities	—	30	—	30

Total cash equivalents	1	143	—	144

Short-term marketable securities
U.S. government and government agency debt securities	—	178	—	178
Corporate debt securities	—	44	—	44
Commercial paper	—	126	—	126

Total short-term marketable securities	—	348	—	348

Long-term marketable securities
U.S. government and government agency debt securities	—	42	—	42

Total long-term marketable securities	—	42	—	42

Total	$1	$533	$—	$534

The Company’s investments in commercial paper, U.S. government and government agency debt securities, and corporate debt securities are classified as Level 2 within the fair value hierarchy because they are valued using inputs other than quoted prices in active markets that are observable directly or indirectly, such as prices obtained from an independent pricing service which may use quoted prices for identical or comparable instruments or model driven valuations using observable market data or inputs corroborated by observable market data.

There were no transfers of financial instruments between Level 1, Level 2, and Level 3 during the years ended December 31, 2020 or 2021 or the six months ended June 30, 2022 (unaudited).

5.	Investments

The following tables summarize the amortized cost, gross unrealized gains and losses, and fair value of the Company’s investments in debt securities classified as available-for-sale:

	As of December 31, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
	(in millions)
Cash equivalents
Commercial paper	$14	$—	$—	$14

Total cash equivalents	14	—	—	14

Short-term marketable securities
U.S. government and government agency debt securities	168	—	—	168
Commercial paper	40	—	—	40

Total short-term marketable securities	208	—	—	208

Long-term marketable securities
U.S. government and government agency debt securities	14	—	—	14

Total long-term marketable securities	14	—	—	14

Total	$236	$—	$—	$236

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

	As of December 31, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
	(in millions)
Cash equivalents
Money market funds	$34	$—	$—	$34
Commercial paper	26	—	—	26

Total cash equivalents	60	—	—	60

Short-term marketable securities
U.S. government and government agency debt securities	89	—	—	89
Corporate debt securities	36	—	—	36
Commercial paper	223	—	—	223

Total short-term marketable securities	348	—	—	348

Long-term marketable securities
U.S. government and government agency debt securities	120	—	(1)	119
Corporate debt securities	9	—	—	9

Total long-term marketable securities	129	—	(1)	128

Total	$537	$—	$(1)	$536

	As of June 30, 2022
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Aggregate Fair Value
	(unaudited, in millions)
Cash equivalents
Money market funds	$1	$—	$—	$1
Commercial paper	113	—	—	113
U.S. government and government agency debt securities	30	—	—	30

Total cash equivalents	144	—	—	144

Short-term marketable securities
U.S. government and government agency debt securities	181	—	(3)	178
Corporate debt securities	44	—	—	44
Commercial paper	127	—	(1)	126

Total short-term marketable securities	352	—	(4)	348

Long-term marketable securities
U.S. government and government agency debt securities	42	—	—	42

Total long-term marketable securities	42	—	—	42

Total	$538	$—	$(4)	$534

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The following available-for-sale debt securities were in an unrealized loss position for less than 12 months as of December 31, 2020 and 2021 and June 30, 2022 (unaudited):

	As of December 31,				As of June 30,
	2020		2021		2022
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in millions)				(unaudited, in millions)
U.S. government and government agency securities	$23	$—	$194	$(1)	$240	$(3)
Commercial paper	40	—	197	—	236	(1)
Corporate debt securities	—	—	45	—	43	—

Total	$63	$—	$436	$(1)	$519	$(4)

None of the available-for-sale debt securities were in a continuous unrealized loss position for more than 12 months as of December 31, 2020 or 2021 or June 30, 2022 (unaudited).

The following table summarizes the amortized cost and fair value of the Company’s available-for-sale debt securities with a stated maturity date:

	As of December 31,				As of June 30,
	2020		2021		2022
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in millions)				(unaudited, in millions)
Within one year	$222	$222	$408	$408	$496	$492
One year through five years	14	14	129	128	42	42

Total	$236	$236	$537	$536	$538	$534

6.	Property and Equipment, Net

Property and equipment, net of accumulated depreciation and amortization, consisted of the following:

	Estimated Useful Life	As of December 31,		As of June 30,
		2020	2021	2022
	(in years)	(in millions)		(unaudited, in millions)
Computer equipment	3	$1	$8	$13
Furniture and fixtures	5	9	10	12
Leasehold improvements	2-8	19	18	24
Capitalized internal-use software	3-4	10	17	20

Total property and equipment		39	53	69
Less: accumulated depreciation and amortization		(17)	(25)	(31)

Total property and equipment, net		$22	$28	$38

Depreciation and amortization expense related to the Company’s property and equipment was $5 million, $8 million, and $9 million for the years ended December 31, 2019, 2020, and 2021, respectively, and $4 million and $6 million for the six months ended June 30, 2021 and 2022 (unaudited), respectively.

The Company capitalized $2 million, $2 million, and $7 million of internal-use software costs during the years ended December 31, 2019, 2020, and 2021, respectively, and $5 million and $3 million during the six months ended June 30, 2021 and 2022 (unaudited), respectively. Amortization expense related to internal-use software

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

included in cost of revenue was $2 million, $3 million, and $3 million for the years ended December 31, 2019, 2020, and 2021, respectively, and $1 million and $2 million for the six months ended June 30, 2021 and 2022 (unaudited), respectively.

Geographic Information

The Company’s long-lived assets, net of accumulated depreciation and amortization, by geographic area were as follows:

	As of December 31,		As of June 30,
	2020	2021	2022
	(in millions)		(unaudited, in millions)
United States	$65	$61	$65
Canada	8	10	15
Other	—	2	2

Total long-lived assets, net	$73	$73	$82

Long-lived assets consist of property and equipment, net and operating lease right-of-use assets. Long-lived assets attributed to the United States, Canada, and other international geographies are based upon the country in which the asset is located.

7.	Business Combinations

Acquisition of CaterXpress Pty. Ltd. DBA FoodStorm

On August 24, 2021, pursuant to a share purchase agreement, the Company acquired a 100% ownership interest in CaterXpress Pty. Ltd. DBA FoodStorm, a software company based in Australia. The purpose of the acquisition is to enhance the Company’s software-as-a-service offerings to retailers.

The fair value of the purchase consideration was $24 million, consisting of $17 million in cash and 60,128 shares of the Company’s non-voting common stock with an aggregate fair value of $7 million. In addition, the Company issued 11,967 shares of its non-voting common stock with an aggregate fair value of $1 million, which are subject to continuous employment and will be recognized as post-combination compensation expense over the requisite service period.

The Company has accounted for this acquisition as a business combination. The preliminary fair value of the identified assets acquired and liabilities assumed as of the date of acquisition primarily consisted of $17 million of intangible assets and $7 million of goodwill. Other identified assets acquired and liabilities assumed were not material. Acquisition-related costs were expensed as incurred and were not material.

The fair value of identified intangible assets and their respective useful lives as at the time of acquisition were as follows:

	Amount	Weighted- Average Useful Life
	(in millions)	(in years)
Developed technology	$12	3.0
Customer relationships	5	4.0

Total intangible assets	$17

In addition, the Company acquired trademarks with an estimated useful life of five years that were not material. The overall weighted-average useful life of the identified amortizable intangible assets at the time of acquisition was three years.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Intangible assets are amortized over the estimated useful lives in a pattern that most closely matches the timing of their economic benefits. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill, which is primarily attributed to the value of synergies and monetization opportunities from the Company’s current and future offerings and the value of the assembled workforce. Goodwill recognized from the acquisition is not deductible for tax purposes.

The Company determined the estimated fair value of the developed technology and customer relationships acquired by using the replacement cost approach, which is based on the cost of a market participant to reconstruct a substitute asset of comparable utility. Management applied judgment in determining the fair value of intangible assets, which involved the use of estimates and assumptions including costs anticipated to recreate similar assets.

The results of operations of the business combination have been included in the Company’s consolidated financial statements from the date of acquisition.

Acquisition of SBOT Technologies Inc. DBA Caper

On October 15, 2021, pursuant to a merger agreement, the Company acquired a 100% ownership interest in SBOT Technologies Inc. DBA Caper (“Caper”), a technology-enabled shopping cart and checkout platform based in the United States. The purpose of the acquisition is to enable the Company to provide a unified online and in-store commerce solution for retailers.

The fair value of the purchase consideration was $287 million, consisting of $39 million in cash and 2,044,937 shares of the Company’s non-voting common stock with an aggregate fair value of $248 million. The Company issued 256,563 shares of its non-voting common stock with an aggregate fair value of $31 million, which are subject to continuous employment and will be recognized as post-combination compensation expense over the requisite service period.

In addition, the Company issued RSUs with respect to 181,444 shares of the Company’s non-voting common stock as a replacement for Caper stock options to certain continuing employees. The fair value of the replacement RSUs was $22 million and will vest upon satisfaction of both service-based and performance-based vesting conditions. The service-based vesting condition is satisfied over a period of four years. The performance-based vesting condition will be satisfied upon a qualifying liquidity event defined as the earlier of a change of control or the effective date of a registration statement filed under the Securities Act for an initial public offering of the Company’s common stock. The replacement RSUs attributable to post-combination service are included in the RSU activity presented within Note 12 - Stockholders’ Deficit and will be recognized as stock-based compensation expense on the accelerated attribution method only if performance-based vesting conditions are considered probable to be satisfied.

The Company has accounted for this acquisition as a business combination. The following table summarizes the preliminary fair value of assets acquired and liabilities assumed as of the date of acquisition:

Fair value
(in millions)
Current assets	$3
Goodwill	245
Intangible assets	42
Other non-current assets	1

Total assets acquired	291

Total liabilities assumed	(4)

Net assets acquired	$287

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Acquisition-related costs were expensed as incurred and were not material. The preliminary fair value of identified intangible assets and their respective useful lives as at the time of acquisition were as follows:

	Amount	Weighted- Average Useful Life
	(in millions)	(in years)
Developed technology	$41	5.0
Customer relationships	1	3.0

Total intangible assets	$42

The overall weighted-average useful life of the identified amortizable intangible assets at the time of acquisition was five years.

Intangible assets are amortized over the estimated useful lives in a pattern that most closely matches the timing of their economic benefits. The excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired was recorded as goodwill, which is primarily attributed to the monetization opportunities from the Company’s current and future offerings and the value of the assembled workforce. Goodwill recognized from the acquisition is not deductible for tax purposes.

The Company determined the estimated fair value of the developed technology and customer relationships acquired by using the replacement cost approach, which is based on the cost of a market participant to reconstruct a substitute asset of comparable utility. Management applied significant judgment in determining the fair value of intangible assets, which involved the use of estimates and assumptions including costs anticipated to recreate similar assets.

The results of operations of the business combination have been included in the Company’s consolidated financial statements from the date of acquisition.

The business combinations did not have a material impact on the Company’s consolidated financial statements, and therefore, historical and pro forma disclosures have not been presented.

8.	Goodwill and Intangible Assets, Net

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 and the six months ended June 30, 2022 (unaudited) were as follows:

Amount
(in millions)
Balance as of January 1, 2020	$11
Additions related to business acquisitions	—

Balance as of December 31, 2020	11
Additions related to business acquisitions	252

Balance as of December 31, 2021	263
Additions related to business acquisitions (unaudited)	—

Balance as of June 30, 2022 (unaudited)	$263

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Intangible Assets, Net

Intangible assets, net, resulting from business combinations and asset purchases consisted of the following:

	As of December 31, 2020
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life
	(in millions)			(in years)
Developed technology	$9	$(5)	$4	3.5
Customer relationships	5	(2)	3	5.0

Total intangible assets, net	$14	$(7)	$7

	As of December 31, 2021
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life
	(in millions)			(in years)
Developed technology	$62	$(10)	$52	4.1
Customer relationships	11	(3)	8	3.3
Patents	9	(1)	8	6.6

Total intangible assets, net	$82	$(14)	$68

	As of June 30, 2022
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Useful Life
	(unaudited, in millions)			(in years)
Developed technology	$61	$(17)	$44	3.7
Customer relationships	11	(5)	6	2.7
Patents	11	(1)	10	6.3

Total intangible assets, net	$83	$(23)	$60

Amortization expense totaled $2 million, $2 million, and $7 million for the years ended December 31, 2019, 2020, and 2021, respectively, and $2 million and $9 million for the six months ended June 30, 2021 and 2022 (unaudited), respectively.

As of December 31, 2021, the remaining intangible asset amortization was as follows:

Amount
Year ending December 31,	(in millions)
2022	$18
2023	17
2024	14
2025	10
2026	7
Thereafter	2

Total	$68

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

9.	Accrued and Other Current Liabilities

Accrued and other current liabilities were as follows:

	As of December 31,		As of June 30,
	2020	2021	2022
	(in millions)		(unaudited, in millions)
Accrued losses related to legal matters	$95	$123	$141
Accrued compensation and benefits	9	20	23
Accrued non-employee shopper wages and benefits	35	51	26
Accrued professional, legal, and contractor services	41	34	47
Sales and indirect tax payable	16	15	16
Accrued merchant liability (1)	36	63	57
Accrued advertising	21	41	46
Advances from payment card issuer	—	—	58
Other	19	26	29

Total	$272	$373	$443

(1)	Accrued merchant liability primarily includes liabilities to certain retailers for payment of goods.

10.	Commitments and Contingencies

Leases

The Company’s leases primarily include corporate offices. The lease terms of operating leases vary from one year to 11 years. The Company has leases that include one or more options to extend the lease term for up to five years as well as options to terminate the lease within one year. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options. Most of these options to extend or terminate the lease do not create a significant economic incentive to extend the lease term and hence are not recognized as part of the Company’s operating lease liabilities and operating lease right-of-use assets. The Company leases office space under noncancelable operating lease agreements with expirations through June 2027. The Company did not modify, enter into, or acquire any material leasing arrangements during the years ended December 31, 2020 or 2021 or during the six months ended June 30, 2022 (unaudited).

The components of lease expense were as follows:

	Year Ended December 31,
	2020	2021
	(in millions)
Operating lease costs	$12	$13
Short-term lease costs	2	—
Variable lease costs	1	1

Total lease costs	$15	$14

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The weighted-average lease term and discount rate were as follows:

	Year Ended December 31,
	2020	2021
Weighted-average remaining lease term (in years)	5.4	4.5
Weighted-average discount rate	4.03%	3.87%

As of December 31, 2021, the future maturities of lease liabilities were as follows:

Amount
Year ending December 31,	(in millions)
2022	$12
2023	12
2024	12
2025	13
2026	10
Thereafter	—

Total undiscounted lease payments	59
Less: imputed interest	(5)

Present value of operating lease liabilities	$54

Rent expense for the year ended December 31, 2019 was $11 million.

Sales and Indirect Taxes

The Company pays applicable state, franchise, and other taxes in states in which the Company physically conducts business. In the United States, the Company is under audit by various state tax authorities with regard to sales and indirect tax matters. The subject matter of these audits primarily relates to the reporting of sales on behalf of the Company’s third-party sellers or tax treatment applied to the sale of the Company’s services in these jurisdictions. While the Company believes it properly accrues and pays taxes according to its understanding of tax requirements in each state, it is possible that tax authorities may question the Company’s interpretation of taxability. As such, there is a high degree of complexity involved in the interpretation and application of states’ sales and indirect tax rules to the Company’s activities. As a result, the Company maintains a reserve related to potential tax, interest, or penalties that may be due. Significant judgments are made by the Company in estimating these reserves which includes assessing the taxability of goods or services transacted using the Company’s technology solution. The Company maintains such reserves until the statute of limitations has passed or upon conclusion with the relevant tax authorities, at which point the tax exposure and related interest and penalties are released. The reserve balance was $58 million, $71 million, and $71 million as of December 31, 2020 and 2021 and June 30, 2022 (unaudited), respectively, and is included in other long-term liabilities on the consolidated balance sheets. The total expense recognized related to these reserves for the years ended December 31, 2019, 2020, and 2021 was $10 million, $44 million, and $13 million, respectively, and $22 million and less than $1 million for the six months ended June 30, 2021 and 2022 (unaudited), respectively, and was recorded within general and administrative expense in the consolidated statements of operations. The expense of $13 million recognized during the year ended December 31, 2021 is net of a reserve release of $11 million, including interest and penalties, related to a waiver granted to the Company from requirements of the marketplace facilitator law in the State of Texas. The waiver provides that the Company will not be held liable for the collection and remittance of sales tax as a marketplace facilitator retroactive to the effective date of the Texas marketplace facilitator law.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Legal Matters

The Company records a liability for legal contingencies when the Company believes that it is both probable that a loss has been incurred and the amount can be estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements. If the Company determines that a loss is either probable or reasonably possible, but the loss or range of loss cannot be estimated, the Company discloses that fact in the consolidated financial statements. Legal fees are expensed as incurred.

The Company operates in several jurisdictions where there have been regulations enacted with respect to methods companies should use to classify workers as either independent contractors or employees, such as California, which enacted California Assembly Bill 5 in 2019. The Company believes that it has properly classified its workers in all jurisdictions in which it operates. Further, on December 16, 2020, the California state ballot initiative, Proposition 22, which provides a framework that offers legal certainty regarding the status of independent work and protects worker flexibility and the quality of on-demand work, among other things, became effective. The Company provides appropriate worker benefits and other protections in accordance with Proposition 22, including guaranteed minimum earnings, healthcare subsidies, insurance, and safety trainings. On August 20, 2021, a judge in Alameda County Superior Court granted a writ that orders the State of California to not enforce Proposition 22 on the ground that it is unconstitutional; however, the California Attorney General has filed an appeal and the decision will be reviewed by the appellate court. During the pendency of such appeal, the Company may continue to operate as it was prior to the ruling. If the ruling is upheld on appeal, or if plaintiffs ultimately prevail at trial, the Company will face continued legal uncertainty over whether it can properly classify a shopper as an independent contractor in California.

The Company has active legal matters related to worker classification in California and several other jurisdictions, and courts may rule that certain workers currently engaged by the Company as independent contractors are to be reclassified as employees. The Company has not concluded that such an adverse ruling is probable and is not able to estimate the potential impact of such a ruling to its consolidated financial statements.

The Company has been named in complaints in several jurisdictions related to its classification of individuals who provide delivery services as non-employee contractors. The complaints allege that these individuals are misclassified and, as a result, may be due unpaid minimum statutory wages, overtime, and expense reimbursement, among other issues. In some of these cases, the Company has entered into settlement agreements to resolve the claims without any admission of liability; in others, there is active litigation, and several cases are stayed pending the outcome of earlier filed complaints.

In the ordinary course of business, the Company and its subsidiaries are also routinely defendants in, parties to, or otherwise subject to many pending and threatened legal actions, claims, disputes, and proceedings. These matters are often based on alleged violations of contract, regulatory, environmental, health and safety, employment, intellectual property, data protection and privacy, consumer protection, unfair competition, tax, and other laws. In some of these proceedings, claims for substantial monetary damages are asserted against the Company and could result in fines, penalties, compensatory damages, or non-monetary relief. The Company does not believe that these matters will have a material adverse effect upon its results of operations, cash flows, or financial condition.

To the extent the Company has agreed to settle outstanding claims or where the Company has concluded it is probable that a resolution may be reached at an amount of loss that is estimable, the loss has been recognized in the consolidated statements of operations within general and administrative expense. The total loss recognized related to these claims was $45 million, $51 million, and $52 million for the years ended December 31, 2019, 2020, and 2021, respectively, and $7 million and $13 million for the six months ended June 30, 2021 and 2022 (unaudited), respectively. In addition, during the year ended December 31, 2021, the Company recorded an $11 million gain related to legal settlements that is included within other income (expense) in the consolidated

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

statement of operations. The reserve balance was $95 million, $123 million, and $141 million as of December 31, 2020 and 2021 and June 30, 2022 (unaudited), respectively, and is included in accrued and other current liabilities on the consolidated balance sheets. The actual losses incurred on claims that have not been resolved may differ from the initial estimates of loss, and such differences could be material.

The Company is subject from time to time to audits by government agencies in the various jurisdictions in which it operates. To the extent the Company is obligated to make payments in these jurisdictions (other than income taxes), the Company has recorded the related expense in the consolidated statements of operations within general and administrative expense. The results of these audits may result in additional payments, penalties, and interest, and such additional amounts could be material.

Indemnifications

The Company has entered into indemnification agreements with the Company’s officers, directors, and certain current and former employees, and the Company’s certificate of incorporation and bylaws contain certain indemnification obligations. It is not possible to determine the maximum potential loss under these indemnification provisions due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, no significant costs have been incurred, either individually or collectively, in connection with the Company’s indemnification provisions.

11.	Redeemable Convertible Preferred Stock

In June and July 2020, the Company authorized an aggregate of 6,757,894 shares of Series G redeemable convertible preferred stock and issued an aggregate of 6,757,893 shares at a price of $48.0919 per share, with total proceeds of $325 million, net of issuance costs. The Company also authorized 2,079,353 shares of Series G-1 redeemable convertible preferred stock, none of which were issued during the years ended December 31, 2020 and 2021. Concurrent with the authorization of the Series I redeemable convertible preferred stock in February 2021 as discussed below, the Series G-1 redeemable convertible preferred stock shares ceased to be authorized.

In October and November 2020, the Company authorized 5,000,000 shares of Series H redeemable convertible preferred stock and issued 4,999,999 shares at price of $60.00 per share, with total proceeds of $300 million, net of issuance costs.

In February 2021, the Company authorized and issued 2,120,000 shares of Series I redeemable convertible preferred stock at price of $125.00 per share, with total proceeds of $265 million, net of issuance costs. The Company also authorized 2,000,000 shares of Series I-1 redeemable convertible preferred stock, none of which were issued during the year ended December 31, 2021 or the six months ended June 30, 2022 (unaudited).

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The following tables summarize the Company’s redeemable convertible preferred stock:

	As of December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Per Share Issuance Price	Conversion Price	Carrying Value, Net of Issuance Costs	Liquidation Value
					(in millions)
Series A	51,250,000	51,209,860	$0.2374	$0.2374	$11	$12
Series B	16,655,075	15,114,615	2.9793	2.9078	40	45
Series B-1	745,395	745,395	2.9793	2.9078	2	2
Series C	19,236,530	16,540,720	13.3104	13.3104	220	220
Series D	26,997,745	22,301,695	18.5201	18.5201	413	413
Series E	17,403,580	17,358,810	20.1108	20.1108	349	349
Series F	30,153,233	30,153,233	29.7381	29.7381	897	897
Series G	6,757,894	6,757,893	48.0919	48.0919	325	325
Series G-1	2,079,353	—	48.0919	48.0919	—	—
Series H	5,000,000	4,999,999	60.0000	60.0000	300	300

Total	176,278,805	165,182,220			$2,557	$2,563

	As of December 31, 2021 and June 30, 2022 (unaudited)
	Shares Authorized	Shares Issued and Outstanding	Per Share Issuance Price	Conversion Price	Carrying Value, Net of Issuance Costs	Liquidation Value
					(in millions)
Series A	51,250,000	51,209,860	$0.2374	$0.2374	$11	$12
Series B	16,655,075	15,114,615	2.9793	2.9078	40	45
Series B-1	745,395	745,395	2.9793	2.9078	2	2
Series C	19,236,530	16,540,720	13.3104	13.3104	220	220
Series D	26,997,745	22,301,695	18.5201	18.5201	413	413
Series E	17,403,580	17,358,810	20.1108	20.1108	349	349
Series F	30,153,233	30,153,233	29.7381	29.7381	897	897
Series G	6,757,894	6,757,893	48.0919	48.0919	325	325
Series H	5,000,000	4,999,999	60.0000	60.0000	300	300
Series I	2,120,000	2,120,000	125.0000	125.0000	265	265
Series I-1	2,000,000	—	125.0000	125.0000	—	—

Total	178,319,452	167,302,220			$2,822	$2,828

The rights, preferences, and privileges of the redeemable convertible preferred stock are as follows:

Voting

The holders of redeemable convertible preferred stock, except the holders of Series I-1 redeemable convertible preferred stock who are not entitled to any votes, are entitled to the number of votes equal to the number of shares of common stock into which such shares may be converted, subject to certain limitations. Voting common stock, into which all series of redeemable convertible preferred stock may be converted, are entitled to one (1) vote for each share.

At any time when shares of redeemable convertible preferred stock are outstanding, the Company must obtain approval from the holders of at least 60% of the then outstanding shares of redeemable convertible preferred stock in order to liquidate, dissolve, or wind-up the business, or effect any merger or consolidation or any sale, lease, transfer, exclusive license, or other disposition of all or substantially all the assets of the Company (“Deemed Liquidation Event”), or consent to any foregoing; amend, alter, or repeal any provision of the

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Company’s Certificate of Incorporation, as amended (the “Charter”), or the Company’s bylaws; create or authorize the creation of any additional class or series of capital stock or any debt securities convertible into capital stock, or increase the number of authorized shares of redeemable convertible preferred stock, unless they are junior to any existing shares of redeemable convertible preferred stock with respect to the distribution of assets on the liquidation, dissolution, or winding up of the Company, payment of dividends and rights of redemption; purchase or redeem, or declare or pay any dividend or make any distribution on any shares of capital stock of the Company other than certain authorized redemption of or dividend or distribution on the redeemable convertible preferred stock, dividend, or other distributions payable on the common stock solely in the form of additional shares of the common stock, repurchases of stock from persons who performed work to the Company, repurchase of stock made in connection with the exercise of a right of first refusal in favor of the Company, or as approved by the board of directors; increase the authorized number of shares of redeemable convertible preferred stock or common stock; declare or pay any dividend to holders of the redeemable convertible preferred stock or common stock; authorize or effectuate any reclassification or recapitalization of the Company’s outstanding capital stock; create, authorize, or issue debt securities that would result in the Company and its subsidiaries having an aggregate level of indebtedness greater than $20 million, unless approved by the board of directors, including at least one director elected by stockholders of a series of redeemable convertible preferred stock; change the class or series or number of shares issued pursuant to an equity incentive plan; enter into any transaction, without the prior written consent of the board of directors, with a director or officer of the Company or any other corporation, partnership, association, or other organization in which one or more of the directors or officers of the Company is a director or officer of, or has a financial interest in; or issue or authorize the issuance of any shares of Series I-1 redeemable convertible preferred stock, unless approved by the board of directors.

Dividends

The holders of Series A, Series B, Series B-1, Series C, Series D, Series E, Series F, Series G, Series H, and Series I redeemable convertible preferred stock, on a pari passu basis, are entitled to receive dividends in an amount equal to 6% of the original issue price (as adjusted in the event of any stock dividend, stock split, combination, or other similar recapitalization) prior to any payment of any dividend on shares of Series I-1 redeemable convertible preferred stock. Such dividends are noncumulative and shall be paid only when, as and if declared by the board of directors. The holders of Series I-1 redeemable convertible preferred stock are entitled to receive dividends in an amount equal to 6% of the original issue price (as adjusted in the event of any stock dividend, stock split, combination, or other similar recapitalization), after the payment of the other series of redeemable convertible preferred stock. Any additional dividends shall be distributed among the holders of redeemable convertible preferred stock and common stock pro rata on an as-converted basis. For the years ended December 31, 2019, 2020, and 2021 and the six months ended June 30, 2021 or 2022 (unaudited), no dividends were declared or paid.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company or Deemed Liquidation Event, the holders of the then outstanding series of redeemable convertible preferred stock are entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment to be made to the holders of the common stock, on a pari passu basis, an amount per share equal to the greater of the applicable original issue price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares of such series of redeemable convertible preferred stock been converted into common stock prior to such event. The holders of Series I-1 redeemable convertible preferred stock are entitled to payment after the other holders of redeemable convertible preferred stock have been paid but before any payment to be made to the holders of the common stock, an amount per share equal to the greater of the applicable original issue price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares of Series I-1 redeemable convertible preferred stock been converted into common stock prior to such event.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

After the payment of all liquidation preference amounts are made to the holders of redeemable convertible preferred stock, all the remaining funds and assets of the corporation shall be distributed on a pro rata basis among the holders of common stock.

The Company presents its redeemable convertible preferred stock outside of stockholders’ deficit as mezzanine equity because the shares contain liquidation features that are not solely within the Company’s control.

Redemption

The holders of redeemable convertible preferred stock do not have redemption rights; however, as noted above, the Company’s Certificate of Incorporation provides that in the event of a Deemed Liquidation Event, the holders of such shares may be entitled to receive the applicable liquidation preference amount. In addition, the redeemable convertible preferred stock is not mandatorily redeemable.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into a number of shares of voting common stock (or non-voting common stock at the option of the holders of certain series of redeemable convertible preferred stock), except for shares of Series I-1 redeemable convertible preferred stock, which are convertible into non-voting common stock, as determined by dividing the applicable original issue price by the applicable conversion price in effect at the time. The conversion price of each series of redeemable convertible preferred stock is equal to its original issue price, except for Series B and Series B-1 redeemable convertible preferred stock as indicated in the tables above. The conversion price of each series of redeemable convertible preferred stock is subject to adjustment for certain dilutive share issuances and recapitalization events.

All shares of Series A, Series B, Series C, Series D, Series E, Series F, Series G, Series H, and Series I redeemable convertible preferred stock will convert to voting common stock (other than Series I-1 redeemable convertible preferred stock, which will convert to non-voting common stock) immediately prior to the filing of an amendment and restatement of the Company’s certificate of incorporation in connection with (i) the closing of a firm commitment underwritten public offering resulting in at least $50 million of gross proceeds to the Company (a “Qualified IPO”) or (ii) the initial listing of any class or series of capital stock of the Company on a national securities exchange (a “Qualified Direct Listing”). In addition, all shares of a series of redeemable convertible preferred stock (other than Series B-1 redeemable convertible preferred stock) will convert into voting common stock upon the vote of holders of a majority of the then outstanding shares of such series, and additionally with respect to Series I-1 redeemable convertible preferred stock, upon the conversion of all outstanding shares of Series I redeemable convertible preferred stock.

Immediately prior to the filing of an amendment and restatement of the Company’s certificate of incorporation in connection with the closing of a Qualified IPO or Qualified Direct Listing, all outstanding shares of Series B-1 redeemable convertible preferred stock are automatically converted into shares of voting common stock if such conversion would not result in a regulated holder (i.e., a bank holding company subject to the provisions of the Bank Holding Company Act of 1956) and its Bank Holding Company Act transferees owning or controlling, or being deemed to own or control, collectively, greater than (i) 4.99% of the voting power of any class of voting securities of the Company or (ii) 9.99% of the total equity of the Company.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

12.	Stockholders’ Deficit

Common Stock

The Company’s authorized and issued and outstanding common stock consisted of the following:

	As of December 31, 2020		As of December 31, 2021		As of June 30, 2022
	Authorized	Outstanding	Authorized	Outstanding	Authorized	Outstanding
					(unaudited)
Voting	343,000,000	55,466,492	345,120,000	56,348,643	345,120,000	56,382,954
Non-voting	460,388,725	4,970,389	475,388,725	13,186,714	475,388,725	15,559,935

Total	803,388,725	60,436,881	820,508,725	69,535,357	820,508,725	71,942,889

The Company had reserved shares of common stock for future issuance as follows:

	As of December 31,		As of June 30,

	2020	2021	2022

			(unaudited)
Redeemable convertible preferred stock	165,571,830	167,691,828	167,691,828
Common stock warrants	14,863,050	11,147,290	9,289,410
Restricted stock units	24,660,748	39,450,246	47,367,905
Exchangeable shares outstanding	688,787	688,787	688,787
Stock options outstanding	31,075,939	30,264,437	30,158,894
Common stock issuable pursuant to a subscription agreement	928,940	464,470	—
Shares available for future grant	3,596,259	4,510,482	13,213,184

Total	241,385,553	254,217,540	268,410,008

The holders of common stock are also entitled to receive dividends out of funds that are legally available, when and if declared by the board of directors and subject to the prior rights of the holders of redeemable convertible preferred stock. For the years ended December 31, 2019, 2020, and 2021 and the six months ended June 30, 2021 or 2022 (unaudited), no dividends were declared or paid.

In connection with the issuance of Series G redeemable convertible preferred stock, the Company facilitated a tender offer whereby certain existing investors purchased shares of the Company’s common stock from certain employees or former employees of the Company at a price of $46.30 per share for an aggregate of $143 million. The tender offer was completed in August 2020, and an aggregate of 3,098,052 shares of the Company’s common stock were tendered. The purchase price per share in the tender offer was in excess of the then fair value of outstanding common stock of $35.32 per share. The Company recognized $34 million of stock-based compensation expense related to the excess of the purchase price per share of common stock paid to its employees over the fair value of the shares tendered.

In March 2021, the Company issued an aggregate of 960,000 shares of non-voting common stock to certain retailers at a price of $125.00 per share with total proceeds of $120 million.

Equity Incentive Plans

The Plans provide for the issuance of incentive stock options, non-statutory stock options, stock awards, restricted stock, RSUs, and stock appreciation rights to eligible participants. Under the Plans, stock options are to be granted with an exercise price per share that is not less than 100% of the fair value of the common stock on the date of grant. The 2013 Plan, which was terminated in August 2018, allowed the Company to issue awards for its voting common stock only. The 2018 Plan allows the Company to issue awards for its non-voting common stock only.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Stock Options

Activity under the Plans is set forth below:

	Shares Available for Grant	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in years)	(in millions)
As of January 1, 2019	2,451,292	38,531,256	$7.00	8.29
Additional shares reserved	8,000,000	—
Options granted	(233,800)	233,800	$14.64
Options exercised	—	(194,479)	$3.32
Options cancelled and forfeited	3,062,424	(3,062,424)	$8.00
Restricted stock units granted	(8,285,004)	—
Restricted stock units forfeited	1,070,864	—

As of December 31, 2019	6,065,776	35,508,153	$6.99	7.27
Additional shares reserved	8,922,135	—
Options exercised	—	(2,758,080)	$4.38
Options cancelled and forfeited	1,674,134	(1,674,134)	$9.96
Restricted stock units granted	(14,383,987)	—
Restricted stock units forfeited	1,318,201	—

As of December 31, 2020	3,596,259	31,075,939	$7.06	6.31
Additional shares reserved	16,393,538	—
Options granted	(450,000)	450,000	$47.69
Options exercised	—	(1,051,319)	$6.16
Options cancelled and forfeited	210,183	(210,183)	$11.20
Restricted stock granted	(450,000)	—
Restricted stock units granted	(18,253,836)	—
Restricted stock units forfeited	3,464,338	—

As of December 31, 2021	4,510,482	30,264,437	$7.66	5.38
Additional shares reserved (unaudited)	16,600,000	—
Options exercised (unaudited)	—	(85,182)	$9.95
Options cancelled and forfeited (unaudited)	20,361	(20,361)	$12.56
Restricted stock units granted (unaudited)	(11,724,179)	—
Restricted stock units forfeited (unaudited)	3,806,520	—

As of June 30, 2022 (unaudited)	13,213,184	30,158,894	$7.65	4.88

Options vested and expected to vest as of December 31, 2021		30,264,437	$7.66	5.38	$2,979

Options exercisable as of December 31, 2021		28,792,435	$6.91	5.27	$2,855

Options vested and expected to vest as of June 30, 2022 (unaudited)		30,158,894	$7.65	4.88	$1,121

Options exercisable as of June 30, 2022 (unaudited)		29,643,750	$7.22	4.83	$1,114

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2019 was $8.49. No stock options were granted during the year ended December 31, 2020. The weighted-average grant-date fair value of stock options granted during the year ended December 31, 2021 was $49.80 per share. The total intrinsic value of the stock options exercised during the years ended December 31, 2019, 2020, and 2021 was $2 million, $97 million, and $93 million, respectively, and $73 million and $6 million during the six months ended June 30, 2021 and 2022 (unaudited), respectively. The total fair value of stock options vested was $32 million, $41 million, and $16 million during the years ended December 31, 2019, 2020, and 2021, respectively, and $8 million and $13 million during the six months ended June 30, 2021 and 2022 (unaudited), respectively.

In May 2018, an executive was granted stock options to purchase up to 4,866,785 shares of common stock at an exercise price of $9.55, the fair value at the time of grant. These stock options are included in the table above. A portion of the award vested immediately upon being granted and was valued using the Black-Scholes model. The remaining stock options vested based on achievement of both service-based and market-based vesting conditions, which were based on future company valuation milestones. The Company valued the remaining portion of the grant using a Monte Carlo valuation model. The total fair value of the award was $28 million which has been recognized as stock-based compensation expense within general and administrative expense. The service-based and market-based vesting conditions were achieved in 2020, and there was no unrecognized stock-based compensation expense related to the award as of December 31, 2020.

During the year ended December 31, 2021, the board of directors modified the terms of 1,060,459 stock options granted to certain executives related to the acceleration of the service-based vesting conditions upon involuntary termination of employment in conjunction with a change in control event. No incremental stock-based compensation expense was recorded as a result of the modification related to the stock options.

Stock-based compensation expense recognized associated with stock options was $37 million, $30 million, and $18 million during the years ended December 31, 2019, 2020, and 2021, respectively, excluding the impact of the August 2020 tender offer discussed above, and $9 million and $7 million during the six months ended June 30, 2021 and 2022 (unaudited), respectively. The Company recognized no income tax benefit in its consolidated statements of operations related to stock-based awards during the years ended December 31, 2019, 2020, or 2021 or the six months ended June 30, 2021 or 2022 (unaudited). As of December 31, 2021 and June 30, 2022 (unaudited), unrecognized stock-based compensation expense totaled $23 million and $16 million, respectively, and is expected to be recognized over a weighted-average period of 2.49 and 2.40 years, respectively.

The fair value of the stock options granted during the years ended December 31, 2019 and 2021 and the six months ended June 30, 2021 (unaudited) was determined using the following assumptions. No stock options were granted during the year ended December 31, 2020 or the six months ended June 30, 2022 (unaudited).

	Year Ended December 31,		Six Months Ended June 30,
	2019	2021	2021
			(unaudited)
Expected term (years)	8.13	6.92	6.92
Expected volatility	47.39% - 47.65%	50.71%	50.71%
Risk-free interest rate	2.03% - 2.32%	0.71%	0.71%
Expected dividend yield	—	—	—

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Restricted Stock

The following table summarizes the activity related to the Company’s restricted stock for the year ended December 31, 2021 and the six months ended June 30, 2022 (unaudited):

	Number of Shares	Weighted- Average Grant-Date Fair Value per Share
Unvested and outstanding as of January 1, 2021	—	$—
Granted	718,530	$120.33
Vested	21,382	$121.94
Forfeited	—	$—

Unvested and outstanding as of December 31, 2021	697,148	$120.28
Granted (unaudited)	—	$—
Vested (unaudited)	42,761	$121.94
Forfeited (unaudited)	—	$—

Unvested and outstanding as of June 30, 2022 (unaudited)	654,387	$120.17

In January 2021, the Company granted restricted stock covering 450,000 shares of the Company’s non-voting common stock to an executive. The restricted stock vests upon satisfaction of both service-based and performance-based vesting conditions. The unvested restricted stock is subject to the Company’s right of repurchase. The service-based vesting condition is satisfied over a period of four years. The performance-based vesting condition will be satisfied upon a qualifying liquidity event defined as the earlier of (i) a combination or disposition transaction provided that such transaction (or series of transactions) qualifies as a change of control, and (ii) the effective date of a registration statement of the Company for an initial public offering. In July 2021, the board of directors modified the terms of the restricted stock related to the acceleration of the service-based vesting conditions upon involuntary termination of employment in conjunction with a change in control event. The modification resulted in the remeasurement of these awards as of the modification date that will result in an incremental stock-based compensation expense of $18 million upon satisfaction of both service-based and performance-based vesting conditions. The grant-date fair value and modification-date fair value of these awards were $79.02 and $119.37 per share, respectively.

During the year ended December 31, 2021, the Company issued restricted stock in connection with business acquisitions. Refer to Note 7 - Business Combinations for further discussion.

The total unrecognized stock-based compensation expense relating to restricted stock with a performance-based vesting condition as of both December 31, 2021 and June 30, 2022 (unaudited) was $54 million. Of that amount, $30 million and $40 million relates to awards for which the service-based vesting condition had been satisfied or partially satisfied as of December 31, 2021 and June 30, 2022 (unaudited), respectively, calculated using the accelerated attribution method.

Stock-based compensation expense recognized related to restricted stock with only the service-based vesting conditions was $3 million during the year ended December 31, 2021 and zero and $6 million during the six months ended June 30, 2021 and 2022 (unaudited), respectively. The Company recognized no income tax benefit in its consolidated statements of operations related to restricted stock during the year ended December 31, 2021 or during the six months ended June 30, 2022 (unaudited). The total unrecognized stock-based compensation expense relating to restricted stock with only the service-based vesting conditions as of December 31, 2021 and June 30, 2022 (unaudited) was $30 million and $24 million, respectively, and is expected to be recognized over a weighted-average period of 2.56 years and 2.10 years, respectively.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

RSUs

The following table summarizes the activity related to the Company’s RSUs for the years ended December 31, 2019, 2020, and 2021 and the six months ended June 30, 2022 (unaudited):

	Number of Shares	Weighted- Average Grant-Date Fair Value per Share
Unvested and outstanding as of January 1, 2019	4,380,822	$14.59
Granted	8,285,004	$15.47
Vested	—	$—
Forfeited	(1,070,864)	$15.00

Unvested and outstanding as of December 31, 2019	11,594,962	$14.59
Granted	14,383,987	$32.15
Vested	—	$—
Forfeited	(1,318,201)	$17.41

Unvested and outstanding as of December 31, 2020	24,660,748	$24.68
Granted	18,253,836	$120.02
Vested	—	$—
Forfeited	(3,464,338)	$61.35

Unvested and outstanding as of December 31, 2021	39,450,246	$67.60
Granted (unaudited)	11,724,179	$61.08
Vested (unaudited)	—	$—
Forfeited / cancelled (unaudited)	(3,806,520)	$96.90

Unvested and outstanding as of June 30, 2022 (unaudited)	47,367,905	$63.55

In May 2020, the Company granted an aggregate of 802,622 RSUs to certain executives that included service-based, performance-based, and market-based vesting conditions under the 2018 Plan. These RSUs vest upon the occurrence of a liquidity event, defined as the effective date of a registration statement of the Company for an initial public offering or other change of control, and upon the Company satisfying certain valuation thresholds (provided no termination of service has occurred prior to satisfying the market-based vesting condition).

During the year ended December 31, 2021, the Company granted 752,000 RSUs to the Company’s chief executive officer that vest upon satisfaction of both service-based and performance-based vesting conditions. The service-based vesting condition is satisfied over a period of four years. The performance-based vesting condition will be satisfied upon a qualifying liquidity event defined as the earlier of (i) a change of control and (ii) the effective date of a registration statement filed under the Securities Act for an initial public offering of the Company’s common stock. In addition, to incentivize the chief executive officer to maximize stockholder value, the Company granted the executive 800,000 RSUs that vest upon satisfaction of both the performance-based vesting condition noted above and the achievement of certain market capitalization goals during a specified performance period following the effective date of a registration statement filed under the Securities Act for an initial public offering of the Company’s common stock, subject in each case to the executive’s continued employment. The executive is also eligible to be granted annual RSU awards through 2025, with the first annual RSU award to be granted in 2022. In light of the uncertainty that may arise in the event that the Company were to pursue a strategic transaction during the first year of the executive’s employment while the executive is transitioning into the role of chief executive officer, in which case the RSUs noted above may not vest and the executive may not have the opportunity to be granted annual RSU awards, the Company also granted the

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

executive 1,661,538 RSUs that vest upon satisfaction of both service-based vesting conditions and the performance-based vesting condition first noted above. The first service-based vesting condition is satisfied upon the executive’s continued employment over a period of two years following the signing of a qualifying change in control (“CIC”) agreement and is applicable to 50% of the award. The second service-based vesting condition is satisfied upon the executive’s continued employment through the closing of a CIC relating to the qualifying CIC agreement and is applicable to the remaining 50% of the award. If the Company does not enter into a CIC transaction agreement during the first year of the executive’s employment while the executive is transitioning into the role of chief executive officer, all 1,661,538 RSUs will be cancelled. Each of the RSU awards granted to the executive is subject to potential vesting acceleration under certain circumstances.

In May 2022, the chief executive officer elected to voluntarily forfeit 1,661,538 RSUs which would have been eligible to vest following the signing of a qualifying CIC agreement within a specified period as discussed above, pursuant to which the awards were cancelled. No payment or other consideration was provided to the executive for the cancelled RSUs. Given the RSUs were subject to performance-based vesting conditions that were not deemed probable, no stock-based compensation expense was recognized as a result of the cancellation.

During the year ended December 31, 2021, the board of directors modified the terms of an aggregate of 1,952,028 RSUs granted to certain executives and employees related to the acceleration of the service-based vesting conditions in the event of involuntary termination of employment and an aggregate of 10,169,878 RSUs granted to certain employees and other service providers to remove the requirement to continue service with the Company through the date of a liquidity event in order to vest in the RSUs. Additionally, the Company accelerated the service-based vesting of 215,000 RSUs in connection with the termination of employment of executives. The Company has not recorded stock-based compensation expense related to the RSU modifications since the awards are still subject to the performance-based vesting condition that is not deemed probable. However, the RSU modifications resulted in the remeasurement of these awards as of the modification date that will result in an incremental stock-based compensation expense of $165 million upon satisfaction of both the service-based and performance-based vesting conditions. The weighted-average grant-date fair value and weighted-average modification-date fair value of these awards was $106.06 and $119.42 per share, respectively.

The total unrecognized stock-based compensation expense relating to the RSUs as of December 31, 2021 and June 30, 2022 (unaudited) was $2,667 million and $3,010 million, respectively. Of that amount, $1,066 million and $1,594 million relates to awards for which the service-based vesting condition, or as applicable, both the service-based and market-based vesting conditions, had been satisfied or partially satisfied as of December 31, 2021 and June 30, 2022 (unaudited), respectively, calculated using the accelerated attribution method.

Exchangeable Shares

In connection with the acquisition of Unata in 2018, through the Company’s subsidiary, Aspen Merger Corp. (“Aspen”), Aspen issued exchangeable shares that are exchangeable by the holders for the shares of the Company’s non-voting common stock on a one-for-one basis (subject to customary adjustments for stock splits or other reorganizations). The exchangeable shares are legally issued and outstanding. The exchangeable shares are held in escrow until such shares are released to the recipient upon the first, second, and third anniversaries of the issuance date, subject to the continued employment of the recipient. The release may be accelerated upon the non-voluntary termination of the recipient by the Company.

Holders of the exchangeable shares are entitled to receive dividends economically equivalent to noncumulative dividends declared by the Company with respect to its common stock. The released shares may be exchanged for shares of the Company’s common stock, on a one-to-one basis as adjusted for any dividends or withholding tax obligation, at any time at the Company’s option, or upon certain change of control events including a merger, sale of assets, certain changes in law, or the effective date of a registration statement filed under the Securities Act for an initial public offering of the Company’s common stock, or automatically on the 10th anniversary of the issuance date.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The fair value of the exchangeable shares at the acquisition date is being recognized as stock-based compensation expense over the three-year vesting period. Stock-based compensation expense recognized associated with exchangeable shares was $6 million, $1 million, and less than $1 million during the years ended December 31, 2019, 2020, and 2021, respectively, and less than $1 million during the six months ended June 30, 2021 (unaudited). There was no unrecognized stock-based compensation expense relating to the exchangeable shares as of December 31, 2021 as the exchangeable shares were fully vested as of December 31, 2021.

The following table summarizes the activity related to the Company’s exchangeable shares for the years ended December 31, 2019, 2020, and 2021 and the six months ended June 30, 2022 (unaudited). For purposes of this table, vested exchangeable shares represent the shares for which the service-based vesting condition had been fulfilled as of December 31, 2019, 2020, and 2021 and June 30, 2022 (unaudited):

	Number of Shares	Weighted- Average Grant- Date Fair Value per Share
Outstanding as of January 1, 2019	699,500	$18.52
Issued	—	$—
Forfeited	(5,953)	$18.52

Outstanding as of December 31, 2019	693,547	$18.52

Vested as of December 31, 2019	601,928	$18.52

Outstanding as of January 1, 2020	693,547	$18.52
Issued	—	$—
Shares exchanged	(4,282)	$18.52
Forfeited	(478)	$18.52

Outstanding as of December 31, 2020	688,787	$18.52

Vested as of December 31, 2020	648,099	$18.52

Outstanding as of January 1, 2021	688,787	$18.52
Issued	—	$—
Shares exchanged	—	$—
Forfeited	—	$—

Outstanding and vested as of December 31, 2021 and June 30, 2022 (unaudited)	688,787	$18.52

Although legally issued and outstanding, the exchangeable shares are only deemed outstanding for basic net income (loss) per share computation purposes upon vesting.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Stock-Based Compensation Expense Summary

The classification of stock-based compensation expense by line item within the consolidated statements of operations is as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions)			(unaudited, in millions)
Operations and support	$4	$3	$1	$1	$—
Research and development	20	20	9	3	7
Sales and marketing	5	5	3	1	2
General and administrative	14	36	9	4	4

Total stock-based compensation expense	$43	$64	$22	$9	$13

The amount of stock-based compensation the Company capitalized as internal-use software costs was not material for the years ended December 31, 2019, 2020, or 2021 or the six months ended June 30, 2021 or 2022 (unaudited).

13.	Income Taxes

The components of loss before provision for income taxes are as follows:

	Year Ended December 31,
	2019	2020	2021
	(in millions)
United States.	$(521)	$(69)	$(75)
Foreign	(10)	(1)	3

Loss before provision for income taxes	$(531)	$(70)	$(72)

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2019	2020	2021
	(in millions)
Current:
Federal	$—	$—	$—
State	1	1	1
Foreign	—	1	2

Total current tax expense	1	2	3

Deferred:
Federal	—	—	(2)
State	—	—	—
Foreign	(1)	(2)	—

Total deferred tax expense	(1)	(2)	(2)

Total provision for income taxes	$—	$—	$1

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

A reconciliation of the Company’s effective tax rate to the U.S. statutory rate is as follows:

	Year Ended December 31,
	2019	2020	2021
U.S. federal statutory rate	21.0%	21.0%	21.0%
State, net of federal benefit	4.6	(0.5)	2.1
Foreign taxes	(0.2)	(0.6)	(1.5)
Penalties	—	(2.7)	(1.0)
Lobbying expenses	—	(9.6)	(1.4)
Stock-based compensation	(0.4)	2.9	3.5
Equity agreements with retailers	(0.3)	(7.6)	(1.3)
Transaction costs	—	—	(1.9)
Change in valuation allowance	(24.5)	(20.3)	(57.3)
Research and development credits	—	31.4	46.6
Uncertain tax positions	—	(13.4)	(8.7)
Other	(0.1)	(0.2)	(1.5)

Effective tax rate	0.1%	0.4%	(1.4)%

Deferred income taxes arise from temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes, as well as operating losses and tax credit carryforwards. Significant components of the Company’s deferred tax assets are as follows:

	As of December 31,
	2020	2021
Deferred tax assets	(in millions)
Net operating loss and tax credit carryforwards	$251	$292
Legal reserve	24	33
Other accruals and reserves	16	21
Stock-based compensation	20	23
Operating lease liabilities	16	14
Other	1	—

Total gross deferred tax assets	328	383
Less: valuation allowance	(313)	(360)

Total deferred tax assets, net of valuation allowance	15	23

Deferred tax liabilities
Property and equipment and intangible assets	(2)	(12)
Operating lease right-of-use assets	(13)	(11)

Total deferred tax liabilities	(15)	(23)

Net deferred tax assets (liabilities)	$—	$—

The valuation allowance increased by $14 million and $47 million for the years ended December 31, 2020 and 2021, respectively, which was substantially charged to deferred tax expense. For the years ended December 31, 2020 and 2021, the changes in the valuation allowance were primarily due to changes in the Company’s deferred tax assets related to net operating losses, tax credits, accruals and reserves in each year. For the year ended December 31, 2021, the Company assessed the impact of the Company’s business acquisitions on the realization of deferred tax assets subject to a valuation allowance. Consequently, a portion of the valuation allowance was released as a result of estimated future taxable income of acquired entities which allowed the Company to recognize certain deferred tax assets of approximately $2 million, which had previously been offset by a valuation allowance. Deferred tax assets are analyzed by management on a jurisdiction-by-jurisdiction basis to

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

determine whether a valuation allowance is required. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized in a particular tax jurisdiction. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Based on losses since inception, the Company continues to maintain a full valuation allowance against its net deferred tax assets for U.S. and Australia income tax purposes.

As of December 31, 2020 and 2021, the Company had federal net operating loss carryforwards of $908 million and $958 million, respectively, which will begin to expire in 2035. In addition, the Company had state net operating loss carryforwards of $772 million and $829 million as of December 31, 2020 and 2021, respectively, which will begin to expire in 2022.

As of December 31, 2020 and 2021, the Company had federal research and development tax credit carryforwards of $15 million and $37 million, respectively. Furthermore, the Company had state research and development tax credit carryforwards of $10 million and $25 million, respectively. The federal research and development tax credits will begin to expire in 2032 if not utilized. The state research and development tax credits have no expiration date.

Under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), the Company’s ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits (under IRC Section 383), in any taxable year may be limited if it experiences an ownership change. The Company has assessed whether it had an ownership change, as defined by Section 382 of the Code from its formation through December 31, 2020. Based upon this assessment, the Company experienced ownership changes on June 26, 2013 and June 10, 2014. However, no reductions were made to the Company’s net operating losses and tax credit carryforwards under these rules. Additional ownership changes in the future could result in additional limitations on the Company’s net operating losses and tax credit carryforwards.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted and signed into law in the United States. The CARES Act did not have a material impact on the Company’s consolidated financial statements.

On June 29, 2020, Assembly Bill 85 (“A.B. 85”) was signed into California law. A.B. 85 provides for a three-year suspension of the use of net operating losses for medium and large businesses and a three-year cap on the use of business incentive tax credits to offset no more than $5.0 million of tax per year. A.B. 85 suspends the use of net operating losses for taxable years 2020, 2021, and 2022 for certain taxpayers with taxable income of $1.0 million or more. The carryover period for any net operating losses that are suspended under this provision will be extended. A.B. 85 also requires that business incentive tax credits including carryovers may not reduce the applicable tax by more than $5.0 million for taxable years 2020, 2021, and 2022. There was no material impact of A.B. 85 on the consolidated financial statements for the years ended December 31, 2020 or 2021. On February 9, 2022, Senate Bill No. 113 was signed into California law. This bill would reinstate the net operating loss deduction, and would remove the above-described temporary limitation on allowable credits, for taxable years beginning on or after January 1, 2022.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits:

	Year Ended December 31,
	2019	2020	2021
	(in millions)
Unrecognized tax benefits at beginning of year	$—	$—	$10
Gross increases – current year tax positions	—	6	9
Gross increases – prior year tax positions	—	4	—
Gross decreases – current year tax positions	—	—	(1)
Gross decreases – prior year tax positions	—	—	—

Unrecognized tax benefits at end of year	$—	$10	$18

The Company’s policy is to recognize interest and penalties associated with uncertain tax benefits as part of the income tax provision and include accrued interest and penalties with the related income tax liability on the Company’s consolidated balance sheets. To date, the Company has not recognized any interest and penalties in its consolidated statements of operations, nor has it accrued for or made payments for interest and penalties. As of December 31, 2021, approximately $1 million of unrecognized tax benefits, if recognized, would impact the effective tax rate. The remaining $17 million of the unrecognized tax benefits would not impact the effective tax rate due to the valuation allowance against certain deferred tax assets.

The Company has not provided U.S. income or foreign withholding taxes on the undistributed earnings of its foreign subsidiaries as of December 31, 2020 or 2021 because it intends to permanently reinvest such earnings outside of the United States. If these foreign earnings were to be repatriated in the future, the related U.S. tax liability will be immaterial, due to the participation exemption put in place under the 2017 Tax Cuts and Jobs Act.

The Company files income tax returns primarily in the U.S. federal and state jurisdictions and certain foreign jurisdictions. The Company’s two major tax jurisdictions are the U.S. federal and Canada. The Company is subject to examination in U.S. federal, various state and local jurisdictions, for all prior years. The examination period for Canada remains open as of 2016. There are no jurisdictions currently under examination.

For the Six Months Ended June 30, 2021 and 2022 (Unaudited)

The Company’s tax provision for interim periods is determined using an estimated annual effective tax rate, adjusted for discrete items arising in that quarter. The Company’s calculated tax provision was $1 million and $1 million for the six months ended June 30, 2021 and 2022 (unaudited), respectively. The effective tax rate was 8.8% and (1.4)% for the six months ended June 30, 2021 and 2022 (unaudited), respectively. The effective tax rate differs from the U.S. statutory tax rate primarily due to the U.S. valuation allowance on the Company’s deferred tax assets as it is more likely than not that some or all of the Company’s deferred tax assets will not be realized.

14.	Net Income (Loss) per Share Attributable to Common Stockholders

The rights, including the liquidation and dividend rights, of the holders of voting and non-voting common stock are identical, except with respect to voting. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis and the resulting net income (loss) per share attributable to common stockholders will, therefore, be the same for both voting and non-voting common stock on an individual or combined basis.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table sets forth the computation of basic and diluted net income (loss) per share attributable to common stockholders:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
	(in millions, except share and per share amounts)			(unaudited and in millions, except share and per share amounts)
Numerator:
Net income (loss)	$(531)	$(70)	$(73)	$10	$(74)
Less: Undistributed earnings attributable to preferred stockholders	—	—	—	(10)	—

Net income (loss) attributable to common stockholders	$(531)	$(70)	$(73)	$—	$(74)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders, basic and diluted	54,710,570	57,928,994	65,874,309	63,909,872	71,668,182

Net income (loss) per share attributable to common stockholders, basic and diluted	$(9.71)	$(1.21)	$(1.12)	$—	$(1.03)

The following potentially dilutive outstanding securities were excluded from the computation of diluted loss per share attributable to common stockholders because their effect was not dilutive:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
				(unaudited)
Redeemable convertible preferred stock	153,813,938	165,571,830	167,691,828	167,691,830	167,691,828
Stock options	33,611,015	31,075,939	30,264,437	30,459,466	30,158,894
Common stock issuable pursuant to a subscription agreement	2,322,350	928,940	464,470	464,470	—
Unvested exchangeable shares	91,619	40,688	—	—	—
Unvested restricted stock	—	—	247,148	—	204,387
Common stock warrants	16,720,930	13,005,170	9,289,410	11,147,290	7,431,530

Total	206,559,852	210,622,567	207,957,293	209,763,056	205,486,639

The following potentially dilutive outstanding securities were excluded from the table above because they are subject to performance-based and / or market-based vesting conditions that were not achieved as of those dates:

	Year Ended December 31,			Six Months Ended June 30,
	2019	2020	2021	2021	2022
				(unaudited)
Restricted stock units	11,594,962	24,660,748	39,450,246	32,348,758	47,367,905
Options to purchase voting common stock	1,897,138	—	—	—	—
Restricted non-voting common stock	—	—	450,000	450,000	450,000
Common stock warrants	3,715,760	1,857,880	1,857,880	1,857,880	1,857,880

Total	17,207,860	26,518,628	41,758,126	34,656,638	49,675,785

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

15.	Related Party Transactions

An executive officer of a software vendor joined the Company’s board of directors during the year ended December 31, 2021. The Company is party to an agreement with the vendor whereby the Company pays the vendor usage-based subscription fees for the use of the software. During the year ended December 31, 2021 and the six months ended June 30, 2021 and 2022 (unaudited), the Company paid $28 million, $22 million, and $37 million, respectively, in connection with this software subscription, and $28 million, $11 million, and $16 million, respectively, was included in operating expenses in the consolidated statements of operations. As of December 31, 2021 and June 30, 2022 (unaudited), zero and $21 million was included in prepaid and other current assets on the consolidated balance sheets, respectively, and no amounts were due to this vendor as of those dates.

In January 2021, the Company issued an aggregate of 83,332 shares of non-voting common stock to three members of the board of directors at a price of $60.00 per share with total proceeds of $5 million.

16.	Employee Benefit Plan

The Company has a 401(k) plan under which U.S. employees may make voluntary pre-tax and post-tax contributions at their discretion, up to maximum annual contribution limits established by the U.S. Department of Treasury. The Company did not make any contributions to the plan during the years ended December 31, 2019, 2020, or 2021. Beginning January 1, 2022, the Company began matching a portion of employee contributions totaling $9 million for the six months ended June 30, 2022 (unaudited). Both employee contributions and the Company’s matching contributions are fully vested upon contribution.

17.	Subsequent Events

The Company has evaluated subsequent events through May 11, 2022, the date the audited annual consolidated financial statements were available to be issued.

In January 2022, a retailer exercised a warrant to purchase 1,857,880 shares of non-voting common stock at an exercise price of $18.52 per share, with total proceeds of $34 million.

In January, February, April, and May 2022, the Company granted an aggregate of 10,789,032 RSUs to certain employees that vest only upon satisfaction of both service-based and performance-based vesting conditions. The service-based vesting condition is generally satisfied over a period of four years. The performance-based vesting condition will be satisfied upon a qualifying liquidity event defined as the earlier of (i) a change of control and (ii) the effective date of a registration statement filed under the Securities Act for an initial public offering of the Company’s common stock.

In May 2022, the chief executive officer elected to voluntarily forfeit 1,661,538 RSUs which would have been eligible to vest following the signing of a qualifying CIC agreement within a specified period as discussed in Note 12 - Stockholders’ Deficit, pursuant to which the awards were cancelled. No payment or other consideration was provided to the executive for the cancelled RSUs. Given the RSUs were subject to performance-based vesting conditions that were not deemed probable, no stock-based compensation expense was recognized as a result of the cancellation.

18.	Subsequent Events (unaudited)

The Company has evaluated subsequent events through August 19, 2022, the date the unaudited interim consolidated financial statements were available to be issued.

In July and August 2022, the Company granted an aggregate of 2,752,273 RSUs to certain employees that vest only upon satisfaction of both service-based and performance-based vesting conditions. The service-based

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

vesting condition is satisfied over a period of four years. The performance-based vesting condition will be satisfied upon a qualifying liquidity event defined as the earlier of (i) a change of control and (ii) the effective date of a registration statement filed under the Securities Act for an initial public offering of the Company’s common stock.

Events Subsequent to Original Issuance of Unaudited Interim Consolidated Financial Statements

On August 31, 2022, the Company acquired a 100% ownership interest in Eversight, Inc., a pricing and promotions platform for the grocery industry based in the United States, for approximately $60 million, paid in cash, subject to customary adjustments. The Company is currently evaluating the assignment of fair values to the assets acquired and liabilities assumed, but it is not practical to disclose a preliminary purchase price allocation given the short period of time between the acquisition date and the reissuance of these consolidated financial statements.

On September 2, 2022, the Company acquired a 100% ownership interest in Rosie Applications Inc., a white-label online grocery shopping platform targeted toward local and independent grocers based in the United States, for up to approximately $60 million, in a combination of cash and 223,313 shares of its non-voting common stock, subject to customary adjustments. The Company is currently evaluating the assignment of fair values to the assets acquired and liabilities assumed, but it is not practical to disclose a preliminary purchase price allocation given the short period of time between the acquisition date and the reissuance of these consolidated financial statements.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

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Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee, and the exchange listing fee.

Amount
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Custodian, transfer agent, and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation that will be in effect immediately prior to the closing of this offering permits indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect immediately prior to the closing of this offering provide that we will indemnify our directors and executive officers and permit us to indemnify our other officers, employees, and agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of ours, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interest.

The indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will each be in effect immediately prior to the closing of this offering and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving a director or officer of ours regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/ or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since January 1, 2019, we have issued and sold the following unregistered securities:

Preferred Stock Issuances

Between June 2020 and July 2020, we issued an aggregate of 6,757,893 shares of our Series G redeemable convertible preferred stock to 32 accredited investors at a purchase price of $48.0919 per share, for an aggregate purchase price of $325 million.

Between October 2020 and November 2020, we issued an aggregate of 4,999,999 shares of our Series H redeemable convertible preferred stock to 22 accredited investors at a purchase price of $60.00 per share, for an aggregate purchase price of $300 million.

In February 2021, we issued an aggregate of 2,120,000 shares of our Series I redeemable convertible preferred stock to 54 accredited investors at a purchase price of $125.00 per share, for an aggregate purchase price of $265 million.

Plan-Related Issuances

From January 1, 2019 through the date of this registration statement, we granted to certain directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 683,800 shares of our non-voting common stock under our 2018 Plan at exercise prices ranging from $14.59 to $47.69 per share.

From January 1, 2019 through the date of this registration statement, we granted to certain directors, officers, employees, consultants, and other service providers restricted stock units covering an aggregate of 55,397,359 shares of our non-voting common stock under our 2018 Plan.

From January 1, 2019 through the date of this registration statement, we granted to one officer restricted stock covering 450,000 shares of our non-voting common stock under our 2018 Plan.

Warrant Issuances

From January 1, 2019 through the date of this registration statement, we issued an aggregate of 7,431,520 shares of our non-voting common stock upon the exercise of warrants to purchase shares of our non-voting common stock to an accredited investor at an exercise price of $18.52 per share.

Issuances in Connection with Acquisitions

In August 2021, we issued 72,095 shares of our non-voting common stock in connection with our acquisition of a company.

In October 2021, we issued 2,301,500 shares of our non-voting common stock in connection with our acquisition of a company.

In September 2022, we issued 223,313 shares of our non-voting common stock in connection with our acquisition of a company.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Other Issuances

From January 1, 2019 through the date of this registration statement, we issued an aggregate of 3,715,760 shares of our non-voting common stock pursuant to a performance-based subscription agreement.

In January 2021, we issued an aggregate of 83,332 shares of our non-voting common stock to three accredited investors affiliated with certain members of our board of directors at a purchase price of $60.00 per share, for an aggregate purchase price of $5 million.

In March 2021, we issued an aggregate of 960,000 shares of our non-voting common stock to two accredited investors at a purchase price of $125.00 per share, for an aggregate purchase price of $120 million.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description of Exhibit

1.1*	Form of Underwriting Agreement.

3.1†	Twelfth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2†	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon the closing of the offering.

4.1*	Specimen Common Stock Certificate of the Registrant.

4.2	Ninth Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain of its stockholders, dated February 26, 2021.

5.1*	Opinion of Cooley LLP.

10.1*+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2†+	Maplebear Inc. 2013 Equity Incentive Plan and related form agreements.

10.3†+	Maplebear Inc. 2018 Equity Incentive Plan and related form agreements.

10.4*+	Maplebear Inc. 2022 Equity Incentive Plan and related form agreements.

10.5*+	Maplebear Inc. 2022 Employee Stock Purchase Plan.

10.6*+	Maplebear Inc. Non-Employee Director Compensation Policy.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number	Description of Exhibit

10.7†+	Maplebear Inc. Severance and Change in Control Plan and related participation agreement.

10.8†+	Maplebear Inc. Executive Performance Bonus Plan.

10.9†+	Form of Confirmatory Offer Letter Agreement entered into between the Registrant and each of its executive officers.

10.10†+	Amended and Restated Offer Letter Agreement between the Registrant and Fidji Simo, dated August 15, 2022.

10.11†+	Separation Agreement between the Registrant and Carolyn Everson, dated December 9, 2021.

10.12+	Separation Agreement between the Registrant and Mark Schaaf, dated May 22, 2022.

10.13†	Office Lease Agreement between the Registrant and 50 Beale Street LLC, dated May 12, 2015, as amended through May 15, 2019.

21.1*	List of subsidiaries of the Registrant.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

23.3†	Consent of Lab42 Research, LLC.

24.1*	Power of Attorney (included on signature page).

107*	Filing Fee Table.

†	Previously submitted.
*	To be submitted or filed by amendment.
+	Indicates management contract or compensatory plan.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

The undersigned Registrant hereby undertakes that:

(1)    for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on            , 2022.

MAPLEBEAR INC.
By:
Fidji Simo Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Fidji Simo, Nick Giovanni, and Morgan Fong, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Fidji Simo	Chief Executive Officer and Director (Principal Executive Officer)

Nick Giovanni	Chief Financial Officer (Principal Financial Officer)

Alan Ramsay	Chief Accounting Officer (Principal Accounting Officer)

Apoorva Mehta	Executive Chairperson

Jeffrey Jordan	Director

Meredith Kopit Levien	Director

Confidential Treatment Requested by Maplebear Inc.

Pursuant to 17 C.F.R. Section 200.83

Signature	Title	Date

Barry McCarthy	Director

Michael Moritz	Director

Lily Sarafan	Director

Frank Slootman	Director

Daniel Sundheim	Director